                  CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to sec.240.14a-11(c) or 240.14a-12

                          SEEQ TECHNOLOGY INCORPORATED
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies: common stock, par value $0.01 per share, of SEEQ Technology Incorporated.

--------------------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies: Up to 33,323,000 shares of SEEQ common stock.

--------------------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------
     (4)  Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------
     (5)  Total fee paid:

--------------------------------------------------------------------------------
[X]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

--------------------------------------------------------------------------------
     (2)  Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------
     (3)  Filing Party:

--------------------------------------------------------------------------------
     (4)  Date Filed:

--------------------------------------------------------------------------------

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             LSI LOGIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           0-11674                          94-2712976
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                             LSI LOGIC CORPORATION
                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                R. DOUGLAS NORBY
                  EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF
                               FINANCIAL OFFICER
                             LSI LOGIC CORPORATION
                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               DANIEL R. MITZ, ESQ.                               JAY K. HACHIGIAN, ESQ.
             MICHELLE L. WHIPKEY, ESQ.                           MICHAEL P. KENNEDY, ESQ.
              PETER H. BERGMAN, ESQ.                                TODD W. SMITH, ESQ.
         WILSON SONSINI GOODRICH & ROSATI             GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN &
             PROFESSIONAL CORPORATION                                 HACHIGIAN, LLP
                650 PAGE MILL ROAD                                155 CONSTITUTION DRIVE
             PALO ALTO, CA 94304-1050                          MENLO PARK, CALIFORNIA 94025
                  (415) 493-9300                                      (650) 321-2400

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               Upon consummation of the merger described herein.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
        TITLE OF EACH                                      PROPOSED MAXIMUM        PROPOSED MAXIMUM
     CLASS OF SECURITIES             AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
       TO BE REGISTERED             REGISTERED(1)             PER SHARE           OFFERING PRICE(2)      REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $0.01
  per share...................        3,668,250             Not Applicable           $98,928,850              $27,502.22
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of common stock ("LSI common stock"), par value $0.01 per share, of LSI Logic Corporation that may be issued pursuant to the merger.

(2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f) and (c) under the Securities Act based on (i) $2.9531, the average of the high and low per share prices of common stock ("SEEQ common stock"), par value $0.01 per share, of SEEQ Technology Incorporated on the Nasdaq National Market on May 25, 1999 and (ii) the maximum number of shares of SEEQ common stock to be acquired by LSI pursuant to the merger.

(3) Pursuant to Rule 457(b) under the Securities Act, $16,975.00 of the registration fee is offset by the filing fee previously paid in connection with the filing of preliminary proxy materials on Schedule 14A on March 12, 1999. Accordingly, a registration fee of $10,527.22 is being paid herewith.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      LOGO
                                  MAY 28, 1999

              TO THE STOCKHOLDERS OF SEEQ TECHNOLOGY INCORPORATED

                A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

     You are cordially invited to attend the special meeting of stockholders of SEEQ Technology Incorporated. At the special meeting, you will be asked to vote on a proposal to approve the merger agreement between SEEQ and LSI Logic Corporation and the merger of a wholly-owned subsidiary of LSI with and into SEEQ.

     In the merger, your SEEQ common stock will be exchanged for LSI common stock. The number of shares of LSI common stock that you will receive in the merger will depend on the average closing sale price of LSI common stock as reported on the New York Stock Exchange for the 10 consecutive trading days ending on the trading day immediately before the day the merger is completed. If the average LSI closing sale price is between $24 and $30, each share of SEEQ common stock will be exchanged for 0.1095 of a share of LSI common stock.

     The exchange ratio will be adjusted if the average LSI closing sale price is less than $24 or higher than $30, as described in the section entitled "Conversion of SEEQ Common Stock" on page 35 of this proxy statement-prospectus. LSI common stock is listed on the New York Stock Exchange under the trading symbol "LSI." Based upon the capitalization of SEEQ and LSI as of April 30, 1999 and assuming an exchange ratio of 0.09375 of a share of LSI common stock for each outstanding share of SEEQ common stock, we anticipate that LSI will issue approximately 3,031,000 shares of its common stock to SEEQ stockholders in the merger, which will represent approximately 2.1% of the shares of LSI common stock outstanding after the merger. On May 25, 1999, LSI common stock closed at $34.81 per share.

     The merger cannot be completed unless the holders of a majority of SEEQ common stock entitled to vote approve the merger agreement and the merger. If SEEQ stockholders approve the merger agreement and the merger, we expect to complete the merger on or about June 22, 1999.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND IN YOUR BEST INTERESTS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     This proxy statement-prospectus provides you with detailed information concerning LSI, SEEQ and the merger. In addition, you may obtain other information about LSI and SEEQ from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

     IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROXY STATEMENT-PROSPECTUS.

     The date, time and place of the special meeting are as follows:
    June 22, 1999
    8:00 a.m., local time
    47200 Bayside Parkway
    Fremont, CA 94538

     YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of merger. If you fail to return your card, the effect will be a vote against the merger.

     On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of SEEQ. We look forward to seeing you at the special meeting.

                                            Sincerely,
                                                 LOGO
                                            Phillip J. Salsbury
                                            President and Chief Executive
                                            Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This proxy statement-prospectus is dated May 28, 1999 and was first mailed to stockholders on or about June 1, 1999.

                                      LOGO

                          SEEQ TECHNOLOGY INCORPORATED
                             47200 BAYSIDE PARKWAY
                               FREMONT, CA 94538

                 NOTICE OF SPECIAL MEETING OF SEEQ STOCKHOLDERS
                            TO BE HELD JUNE 22, 1999
                                  AT 8:00 A.M.
To SEEQ stockholders:

     A special meeting of stockholders of SEEQ Technology Incorporated will be held at SEEQ's headquarters at 47200 Bayside Parkway, Fremont, California 94538, on June 22, 1999, at 8:00 a.m. local time, for the following purposes:

          1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger among LSI Logic Corporation, Stealth Acquisition Corporation, a wholly owned subsidiary of LSI, and SEEQ, dated February 21, 1999 and amended on March 5, 1999. If the stockholders of SEEQ approve the merger agreement and the merger, among other things:

        - LSI will acquire SEEQ;

        - Your SEEQ common stock will be exchanged for LSI common stock. The number of shares of LSI common stock that you will receive in the merger will depend on the average closing sale price of LSI common stock during the ten trading days before the merger, as more fully described in the accompanying proxy statement-prospectus; and

        - LSI will assume each outstanding SEEQ option to purchase SEEQ common stock. The number of shares and the exercise price of the assumed options will be appropriately adjusted to reflect the exchange ratio in the merger.

          2. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

     The accompanying proxy statement-prospectus describes the merger agreement and the proposed merger in more detail. We encourage you to read this entire document carefully.

     The close of business on April 30, 1999 is the record date for determination of SEEQ stockholders entitled to notice of, and to vote at, the special meeting and at any postponements or adjournments thereof. A list of such stockholders will be available for inspection at SEEQ's headquarters located at 47200 Bayside Parkway, Fremont, CA 94538, during ordinary business hours for the ten-day period prior to the special meeting.

                                          By Order of the Board of Directors,
                                          LOGO
                                          Gary R. Fish
                                          Secretary to the Company

Fremont, California
May 28, 1999

                                   IMPORTANT

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE SPECIAL MEETING. IF YOU DECIDE TO ATTEND THE SPECIAL MEETING AND WISH TO CHANGE YOUR PROXY VOTE, YOU MAY DO SO AUTOMATICALLY BY VOTING IN PERSON AT THE MEETING.

LOGO                                                            [LSI LOGIC LOGO]

                           PROXY STATEMENT-PROSPECTUS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers About the LSI/SEEQ Merger.............    1
Summary of the Proxy Statement-Prospectus...................    3
  The Companies.............................................    3
  Summary of the Transaction................................    4
  Selected Historical and Selected Unaudited Pro Forma
     Condensed Combined Financial Information...............    7
  LSI Selected Historical Financial Data....................    8
  SEEQ Selected Historical Financial Data...................   10
  LSI and SEEQ Selected Unaudited Pro Forma Condensed
     Combined Financial Information.........................   11
  Comparative Per Share Data (Unaudited)....................   12
  Comparative Per Share Market Price Data...................   13
Risk Factors................................................   14
  Risks Related to the Merger...............................   14
     You will not know the number of shares of LSI common
      stock that you will receive until completion of
      merger................................................   14
     Although LSI and SEEQ expect that the merger will
      result in benefits, those benefits may not occur......   14
     Failure to complete the merger could negatively impact
      SEEQ's stock price and future business and
      operations............................................   14
     SEEQ officers and directors have conflicts of interest
      that may influence them to support the merger.........   15
  Risks Related to the Combined Company.....................   15
     If we are not able to implement new process
      technologies successfully, our operating results and
      financial condition will be adversely impacted........   15
     Disruption of our manufacturing facilities could cause
      delays in shipments of products to our customers and
      could result in cancellation of orders or loss of
      customers.............................................   15
     Our lack of long-term volume production contracts with
      our customers could result in insufficient customer
      orders which would result in underutilization of our
      manufacturing facilities..............................   15
     Bringing LSI's new wafer fabrication facility to full
      operating capacity could take longer and cost more
      than anticipated......................................   16
     Our lack of guaranteed supply arrangements with
      suppliers could result in our inability to obtain
      sufficient raw materials for use in the production of
      our products..........................................   16
     High capital requirements and high fixed costs
      characterize our business, and we face a risk that
      required capital might be unavailable when we need
      it....................................................   16
     The nature of our industry could create fluctuations in
      our operating results which could result in a sudden
      and significant drop in the price of our stock and
      other securities, particularly on a short-term
      basis.................................................   17
     If we are unable to compete effectively with existing
      or new competitors, our resulting loss of competitive
      position could result in price reductions, fewer
      customer orders, reduced revenues, reduced gross
      margins, and loss of market share.....................   17
     Our significant investments in research and development
      before we confirm the technical feasibility and
      commercial viability of a product present risks that
      we will be unable to recover the development costs
      associated with such products.........................   18

                                                              PAGE
                                                              ----
     Changes in foreign currency exchange rates could affect
      our operations or cash flows..........................   18
     If we do not successfully and timely complete
      modifications to our systems and commercial
      arrangements to accommodate the new European currency,
      material disruption of our business could occur.......   19
     Changes in international trade and economic conditions
      could adversely impact our ability to manufacture or
      sell in foreign markets and could result in a decline
      in customer orders....................................   19
     Our marketing strategy creates risks associated with
      customer concentration................................   19
     Our business as a high technology company presents
      risks of intellectual property obsolescence,
      infringement and litigation...........................   19
     Cyclical fluctuations in our markets could cause
      downturn in demand for our products and result in
      lower revenues........................................   20
     Our acquisition and investment alliance activities
      could disrupt our ongoing business....................   20
     We depend on key employees and face competition in
      hiring and retaining
       qualified employees..................................   20
     If we, our suppliers or our customers do not
      successfully, timely or adequately address the Year
      2000 issue, we could experience a significant
      disruption of our financial management and control
      systems or a lengthy interruption in our manufacturing
      operations............................................   21
The Special Meeting of SEEQ Stockholders....................   22
The Merger and Related Transactions.........................   24
  Structure of the Merger...................................   24
  Material Contacts and Board Deliberations.................   24
  Reasons for the Merger....................................   26
     Joint Reasons for the Merger...........................   26
     LSI's Reasons for the Merger...........................   26
     SEEQ's Reasons for the Merger..........................   26
  Recommendation of SEEQ's Board of Directors...............   27
  Opinion of SEEQ's Financial Advisor.......................   28
  Interests of Certain SEEQ Directors and Officers in the
     Merger.................................................   34
  Completion and Effectiveness of the Merger................   35
  Conversion of SEEQ Common Stock...........................   35
  Exchange of SEEQ Stock Certificates for LSI Stock
     Certificates...........................................   36
  Material Federal Income Tax Considerations................   36
  Accounting Treatment of the Merger........................   38
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................   38
  Restrictions on Sales of Shares by Affiliates of SEEQ and
     LSI....................................................   38
  Listing on the New York Stock Exchange of LSI Common Stock
     to be Issued in the Merger.............................   38
  Delisting and Deregistration of SEEQ Common Stock After
     the Merger.............................................   38
  Dissenters' and Appraisal Rights..........................   39
  The Merger Agreement......................................   39
  The Stock Option Agreement................................   46
  Voting Agreements.........................................   47
  SEEQ Affiliate Agreements.................................   48
  Operations After the Merger...............................   48
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   49
Business of LSI.............................................   54
LSI Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................   66
LSI Management and Executive Compensation...................   84
LSI Compensation Committee Report on Executive
  Compensation..............................................   89
Certain Relationships and Related Transactions of LSI.......   91
Business of SEEQ............................................   92

                                                              PAGE
                                                              ----
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of SEEQ.........................   98
SEEQ Management and Executive Compensation..................  105
Comparative Per Share Market Price Data.....................  112
Comparison of Rights of Holders of SEEQ Common Stock and LSI
  Common Stock..............................................  114
Security Ownership of Certain Beneficial Owners and
  Management of LSI.........................................  119
Share Ownership by Principal Stockholders, Management and
  Directors of SEEQ.........................................  120
Legal Opinion...............................................  121
Experts.....................................................  121
Available Information.......................................  121
Statements Regarding Forward-Looking Information............  122
Index to LSI Financial Statements...........................  F-1
Index to SEEQ Financial Statements..........................  F-39

Annexes:
  A   --  Agreement and Plan of Reorganization and Merger.............   A-1
  B   --  Stock Option Agreement......................................   B-1
  C   --  Voting Agreement............................................   C-1
  D   --  Opinion of Broadview International LLC......................   D-1

                QUESTIONS AND ANSWERS ABOUT THE LSI/SEEQ MERGER

Q:  WHY ARE WE PROPOSING TO MERGE? (SEE PAGE 26)

A: The boards of directors of LSI and SEEQ have determined that the merger will allow LSI and SEEQ the opportunity:

     - to benefit from combining established customer relationships at both companies

     - to sell SEEQ's products into LSI's installed customer base and through its larger sales force

     - to integrate SEEQ's technology into LSI's application specific integrated circuits resulting in a more comprehensive product on a single chip

     - to provide SEEQ with earlier access to advanced process technology capabilities

     - to improve time to market for products of the combined company

     - to take advantage of the financial resources of the combined company which are much greater than SEEQ's financial resources

Q:  WHAT WILL I RECEIVE IN THE MERGER? (SEE PAGE 35)

A: When the merger is completed, you will receive LSI common stock in exchange for your SEEQ common stock. LSI will not issue fractional shares. You will receive cash based on the market price of LSI common stock instead of any fractional share.

    The number of shares that you will receive in the merger will depend upon the average closing sale price of LSI common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the trading day immediately before the merger is completed as follows:

     - If the average LSI closing sale price is between $24 and $30, each share of SEEQ common stock will be exchanged for 0.1095 of a share of LSI common stock.

       Example: If the average LSI closing sale price is $25 and you own 100 shares of SEEQ common stock, then after the merger you will receive 10 shares of LSI common stock and a check for the market value of the .95 fractional share of LSI common stock.

     - If the average LSI closing sale price is less than $24, the number of shares you will receive will be determined by dividing 2.628 by the average LSI closing sale price.

       Example: If the average LSI closing sale price is $20 and you own 100 shares of SEEQ common stock, then after the merger you will receive 13 shares of LSI common stock and a check for the market value of the .14 fractional share of LSI common stock. We calculated this amount by dividing 2.628 by $20, the average LSI closing sale price, and multiplying the resulting number by 100.

     - If the average LSI closing sale price is higher than $30, the number of shares you will receive will be determined by dividing 3.285 by the average LSI closing sale price.

       Example: If the average LSI closing sale price is $35 and you own 100 shares of SEEQ common stock, then after the merger you will receive 9 shares of LSI common stock and a check for the market value of the .38 fractional share of LSI common stock. We calculated this amount by dividing 3.285 by $35, the average LSI closing sale price, and multiplying the resulting number by 100.

Q:  WHAT DO I NEED TO DO NOW? (SEE PAGE 23)

A: Just mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of SEEQ stockholders.

Q:  WHAT HAPPENS IF I DON'T INDICATE HOW TO VOTE MY PROXY? (SEE PAGE 23)

A: If you do not include instructions on how to vote your properly signed proxy, your shares will be voted FOR approval of the merger agreement and the merger.

Q:  WHAT HAPPENS IF I DON'T RETURN A PROXY CARD? (SEE PAGE 23)

A: Not returning your proxy card will have the same effect as voting AGAINST the merger.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD? (SEE PAGE 23)

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice to the Secretary of SEEQ stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person. Your attendance alone will not revoke your proxy.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME", WILL MY BROKER VOTE MY SHARES FOR ME? (SEE PAGE 23)

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted in favor of approval of the merger agreement. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW? (SEE PAGE 36)

A: No. After we complete the merger, we will send you written instructions for exchanging your SEEQ stock certificates for LSI stock certificates.

Q:  AM I ENTITLED TO APPRAISAL RIGHTS? (SEE PAGE 39)

A: No. Under Delaware law, you are not entitled to dissenters or appraisal rights in the merger.

Q:  WHO CAN HELP ANSWER MY QUESTIONS? (SEE PAGE 121)

A: You can call Phil Barton of SEEQ investor relations at (510) 226-2919, with any questions about the merger. You can also call (800) 347-7503 to find out the current estimate of the exact number of LSI shares that will be issued for each SEEQ share.

LOGO                                                            [LSI LOGIC LOGO]

                   SUMMARY OF THE PROXY STATEMENT-PROSPECTUS

     This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement-prospectus, including the merger agreement, the stock option agreement and the voting agreement, which are attached as Annexes A, B and C, respectively.

                                 THE COMPANIES

LSI LOGIC CORPORATION
1551 McCarthy Boulevard
Milpitas, California 95035
(408) 433-8000
http://www.lsilogic.com

     LSI is a leader in the design, development, manufacture and marketing of high performance application specific integrated circuits, also known as ASICs, and application specific standard products, also known as ASSPs. ASICs are integrated circuits that are designed for a unique, customer-specified application. ASSPs are designed for specific electronic systems applications and sold to multiple customers, such as original equipment manufacturers, who offer system-level products using applications for which the ASSPs are designed. LSI uses advanced process technology and design methodology to design, develop and manufacture highly complex circuits. LSI's submicron process technologies, combined with its product libraries, including CoreWare(R) libraries, provide LSI with the ability to integrate system level solutions on a single chip.

SEEQ TECHNOLOGY INCORPORATED
47200 Bayside Parkway
Fremont, California 94538
(510) 226-2900
http://www.seeq.com

     SEEQ is a leading supplier of Ethernet data communication products for networking applications. Ethernet is the dominant local area network technology today. As an Ethernet pioneer, SEEQ introduced the industry's first Ethernet chip set in 1982. SEEQ combines its strengths in digital and analog circuit design with its communication systems expertise to produce mixed-signal data communication solutions that provide increased functionality and greater reliability to produce lower total system cost.

                           SUMMARY OF THE TRANSACTION

STRUCTURE OF THE MERGER (SEE PAGE 24)

     SEEQ will merge with a subsidiary of LSI and become a wholly owned subsidiary of LSI. Following the merger, you will have an equity stake in SEEQ's parent company as a stockholder of LSI.

STOCKHOLDER APPROVAL (SEE PAGE 22)

     SEEQ stockholders must vote a majority of the outstanding shares of SEEQ common stock for approval of the merger agreement and the merger. LSI stockholders are not required to approve the merger agreement or the merger.

     You are entitled to cast one vote per share of SEEQ common stock you owned as of April 30, 1999, the record date for the special meeting.

RECOMMENDATION OF SEEQ'S BOARD OF DIRECTORS (SEE PAGE 27)

     After careful consideration, SEEQ's board of directors unanimously determined the merger is advisable and in your best interests. SEEQ's board of directors unanimously approved the terms of the merger agreement and unanimously recommends that you vote FOR approval of the merger agreement and the merger.

OPINION OF SEEQ'S FINANCIAL ADVISOR (SEE PAGE 28)

     Broadview International LLC, SEEQ's financial advisor, delivered an opinion to SEEQ's board of directors that the exchange ratio in the merger is fair to SEEQ stockholders, from a financial point of view. The complete opinion of Broadview is attached as Annex D. We urge you to read it in its entirety.

COMPLETION AND EFFECTIVENESS OF THE MERGER (SEE PAGE 35)

     We will complete the merger when all of the conditions to completion are satisfied or waived. The merger will become effective when we file a certificate of merger with the State of Delaware.

     We are working toward completing the merger as quickly as possible. We hope to complete the merger in June of 1999.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 43)

     Completion of the merger is subject to the satisfaction of a number of conditions, including:

     - SEEQ's stockholders must vote a majority of the outstanding shares of SEEQ common stock for approval of the merger

     - the applicable waiting periods under antitrust laws must expire or be terminated

     - no injunction or order preventing the completion of the merger may be in effect

     - there is no material adverse change in our respective businesses

     - we must each receive an opinion of tax counsel that the merger will qualify as a tax-free reorganization

     - LSI must receive a letter from its independent accountants regarding LSI's ability to account for the merger as a pooling of interests

     Certain of the conditions to the merger may be waived by the company entitled to assert the condition.

TERMINATION OF THE MERGER AGREEMENT
(SEE PAGE 44)

     SEEQ and LSI may mutually agree to terminate the merger agreement without completing the merger. The merger agreement may also be terminated in certain other circumstances, as follows:

     - Either SEEQ or LSI may terminate the merger agreement under any of the following circumstances:

          - if the conditions to completion of the merger would not be satisfied because of a material breach of the merger agreement by the other company

          - if the conditions to completion of the merger would not be satisfied because a representation or warranty of the other in the merger agreement becomes materially untrue

          - if the merger is not completed by August 27, 1999

          - if a final court order prohibiting the merger is issued and is not appealable

          - if the SEEQ stockholders do not approve the merger agreement and the merger

     - LSI may terminate the merger agreement if:

          - SEEQ's board of directors withdraws or changes its unanimous recommendation in favor of the merger in a manner adverse to LSI

          - SEEQ's board of directors does not reaffirm its unanimous recommendation in favor of the merger within five business days after LSI requests reaffirmation following the announcement of any offer or proposal from a party other than LSI relating to an extraordinary transaction, such as a merger or a sale of significant assets

          - SEEQ's board of directors approves or recommends any offer or proposal from a party other than LSI relating to an extraordinary transaction

          - SEEQ enters into any letter of intent or other agreement accepting any offer or proposal from a party other than LSI relating to an extraordinary transaction

          - a tender or exchange offer relating to the securities of SEEQ is started by a person unaffiliated with LSI, and SEEQ does not recommend that its stockholders reject such offer within 10 business days after such offer is first started

PAYMENT OF TERMINATION FEE (SEE PAGE 46)

     If the merger agreement terminates under certain circumstances, the merger agreement requires SEEQ to pay LSI an aggregate termination fee of $4 million.

SEEQ PROHIBITED FROM SOLICITING OTHER OFFERS (SEE PAGE 41)

     SEEQ has agreed, subject to certain limited exceptions, not to initiate or engage in discussions with another party regarding a business combination with such other party while the merger is pending.

LSI REQUIRED SEEQ TO ENTER INTO A STOCK OPTION AGREEMENT (SEE PAGE 46)

     As a prerequisite to entering into the merger agreement, SEEQ granted LSI an option to acquire shares of SEEQ Series B preferred stock representing up to 19.9% of the voting power of the issued and outstanding shares of SEEQ capital stock. The option's exercise price is $300 per share of Series B preferred stock. Each share of Series B preferred stock would be convertible into 100 shares of SEEQ common stock.

     The option is intended to increase the likelihood that the merger will be completed. It may discourage third parties who are interested in acquiring a significant stake in SEEQ.

     The option is not currently exercisable. LSI may exercise the option only if the merger agreement is terminated in certain circumstances similar to those in which the termination fee is payable. If the option becomes exercisable, LSI may require SEEQ to repurchase the option and/or shares at a net cost of up to $2 million.

INTERESTS OF CERTAIN SEEQ DIRECTORS AND OFFICERS IN THE MERGER (SEE PAGE 34)

     In considering the recommendations of the SEEQ board of directors, you should be aware that certain SEEQ officers have severance arrangements and directors have stock options that give them interests in the merger that are different from yours.

SHARE OWNERSHIP OF MANAGEMENT (SEE PAGE 120)

     As of the record date, directors and executive officers of SEEQ and their affiliates beneficially owned approximately 2.4% of the outstanding shares of SEEQ common stock. All of SEEQ's directors and executive officers have entered into voting agreements with LSI and have agreed to vote their SEEQ shares in favor of the merger.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 36)

     In general, SEEQ stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received instead of fractional shares. It is a condition to the merger that we receive legal opinions to this effect. You should carefully read the discussion under "Material, Federal Income Tax Considerations." HOWEVER, YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISER BECAUSE TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON YOUR OWN SITUATION.

ACCOUNTING TREATMENT OF THE MERGER
(SEE PAGE 38)

     We intend to account for the merger as a pooling of interests business combination.

ANTITRUST APPROVAL REQUIRED TO COMPLETE THE MERGER (SEE PAGE 38)

     The merger is subject to antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission, and the applicable waiting periods have ended. The Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before its completion.

RESTRICTIONS ON THE ABILITY TO SELL LSI STOCK
(SEE PAGE 38)

     All shares of LSI common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of either LSI or SEEQ under the Securities Act. Shares of LSI common stock held by our affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act.

LISTING OF LSI COMMON STOCK (SEE PAGE 38)

     The shares of LSI common stock issued in the merger will be listed on the New York Stock Exchange.

              SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

     We have derived the following selected historical annual and quarterly financial information of LSI from its respective audited and unaudited historical consolidated financial statements. You should read this information in conjunction with such consolidated financial statements and the notes to the financial statements which are included beginning on page F-2 of this proxy statement-prospectus.

     We have derived the selected historical consolidated financial information for the years ended January 1, 1994, December 31, 1995, December 29, 1996, December 31, 1997 and December 31, 1998 for LSI from the audited financial statements of LSI, included beginning on page F-2 of this proxy statement-prospectus. We have derived the selected historical consolidated financial information for the three months ended March 29, 1998 and March 28, 1999 for LSI from the unaudited financial statements of LSI, included beginning on page F-27 of this proxy statement-prospectus.

     We have derived the selected historical balance sheet data and selected historical consolidated statement of operations data as of and for the years ended September 25, 1994, September 24, 1995, September 29, 1996, September 28, 1997 and September 27, 1998 for SEEQ from the audited consolidated financial statements of SEEQ included beginning on page F-39 of this proxy statement-prospectus. We have derived the selected historical balance sheet data and selected historical consolidated statement of operations data as of and for the three months ended March 29, 1998 and March 28, 1999 for SEEQ from the unaudited condensed financial statements of SEEQ included beginning on page F-56 of this proxy statement-prospectus.

     We have derived the selected unaudited pro forma combined financial information of LSI and SEEQ from the unaudited pro forma condensed combined financial statements included in this proxy statement-prospectus, which gives effect to the merger as a pooling of interests, and you should read this information in conjunction with such unaudited pro forma statements and the relevant notes. We present the unaudited pro forma financial information for illustrative purposes only. This information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated. In addition, it does not necessarily represent or predict future operating results or the financial position of the combined companies.

     Since the fiscal years of LSI and SEEQ differ, the periods combined for purposes of the pro forma condensed combined financial statements are as follows:

LSI                                        SEEQ
Three months ended March 28, 1999          Three months ended March 28, 1999
Three months ended March 29, 1998          Three months ended March 29, 1998
Fiscal year ended December 31, 1998        Twelve months ended December 27, 1998
Fiscal year ended December 31, 1997        Fiscal year ended September 28, 1997
Fiscal year ended December 29, 1996        Fiscal year ended September 29, 1996

     SEEQ results of operations for the twelve month period ended December 27, 1998 include the results of operations for the fiscal year ended September 27, 1998 plus the results of operations for the three month period ended December 27, 1998 less the results of operations for the three month period ended December 28, 1997.

                     LSI SELECTED HISTORICAL FINANCIAL DATA

                                                                                               THREE MONTHS ENDED
                                            FISCAL YEAR ENDED DECEMBER 31,(1)                     MARCH 31,(1)
                              --------------------------------------------------------------   -------------------
                                 1994         1995         1996         1997         1998        1998       1999
                              ----------   ----------   ----------   ----------   ----------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  STATEMENT OF OPERATIONS
  DATA
Revenues....................  $  901,830   $1,267,657   $1,238,694   $1,290,275   $1,490,701   $324,850   $456,837
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Costs and expenses:
  Cost of revenues..........     520,150      665,673      695,002      675,153      867,278    183,106    297,066
  Research and
    development.............      98,978      123,892      184,452      226,219      286,041     63,842     75,423
  Selling, general and
    administrative..........     124,936      159,393      166,823      190,680      219,566     43,752     60,315
  Acquired in-process
    research and
    development.............          --           --           --        2,850      145,500         --         --
  Restructuring of
    operations and other
    nonrecurring charges....          --           --           --           --       75,400         --     (2,533)
  Amortization of
    intangibles.............       1,022        2,296        3,869        4,472       22,369      1,386     11,207
                              ----------   ----------   ----------   ----------   ----------   --------   --------
         Total costs and
           expenses.........     745,086      951,254    1,050,146    1,099,374    1,616,154    292,086    441,478
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income/(loss) from
  operations(2).............     156,744      316,403      188,548      190,901     (125,453)    32,764     15,359
Interest expense............     (18,455)     (16,349)     (13,610)      (1,497)      (8,477)        --    (10,485)
Interest income and other,
  net.......................      17,880       34,889       30,177       34,759       10,282      7,904      1,646
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income/(loss) before income
  taxes, minority interest
  and cumulative effect of
  change in accounting
  principle.................     156,169      334,943      205,115      224,163     (123,648)    40,668      6,520
Provision for income
  taxes.....................      43,679       93,781       57,432       62,748        7,916     10,167      1,630
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income/(loss) before
  minority interest and
  cumulative effect of
  change in accounting
  principle.................     112,490      241,162      147,683      161,415     (131,564)    30,501      4,890
Minority interest in net
  income of subsidiaries....       3,747        3,042          499          727           68         58         18
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income/(loss) before
  cumulative effect of
  change in accounting
  principle.................     108,743      238,120      147,184      160,688     (131,632)    30,443      4,872
Cumulative effect of change
  in accounting principle...          --           --           --       (1,440)          --         --    (91,774)
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Net income/(loss)(2)........  $  108,743   $  238,120   $  147,184   $  159,248   $ (131,632)  $ 30,443   $(86,902)
                              ==========   ==========   ==========   ==========   ==========   ========   ========
Basic earnings/(loss) per
  share:
  Income/(loss) before
    cumulative effect of
    change in accounting
    principle...............  $     1.02   $     1.92   $     1.14   $     1.16   $    (0.93)  $   0.22   $   0.03
  Cumulative effect of
    change in accounting
    principle...............          --           --           --        (0.01)          --         --      (0.64)
                              ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income/(loss).........  $     1.02   $     1.92   $     1.14   $     1.15   $    (0.93)  $   0.22   $  (0.61)
                              ==========   ==========   ==========   ==========   ==========   ========   ========
Diluted earnings/(loss) per
  share:
  Income/(loss) before
    cumulative effect of
    change in accounting
    principle...............  $     0.93   $     1.75   $     1.07   $     1.12   $    (0.93)  $   0.22   $   0.03
  Cumulative effect of
    change in accounting
    principle...............          --           --           --        (0.01)          --         --      (0.63)
                              ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income/(loss).........  $     0.93   $     1.75   $     1.07   $     1.11   $    (0.93)  $   0.22   $  (0.60)
                              ==========   ==========   ==========   ==========   ==========   ========   ========
Shares used in per share
  calculation
  Basic.....................     106,336      123,960      128,899      138,576      140,799    140,242    141,674
  Diluted...................     125,428      139,768      142,983      144,027      140,799    141,590    144,151

                                                  DECEMBER 31,(1)                                MARCH 31,(1)
                           --------------------------------------------------------------   -----------------------
                              1994         1995         1996         1997         1998         1998         1999
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE
SHEET DATA:
Working capital..........  $  422,916   $  740,947   $  705,716   $  432,230   $  226,659   $  440,892   $  443,233
Total assets.............  $1,270,374   $1,849,587   $1,952,714   $2,126,912   $2,799,997   $2,132,221   $2,647,740
Long-term obligations....  $  262,730   $  199,543   $  258,274   $   67,300   $  555,654   $   67,628   $  680,049
Stockholders' equity.....  $  544,906   $1,216,246   $1,316,219   $1,565,973   $1,510,135   $1,598,500   $1,425,810

---------------

(1) LSI's fiscal years ended on December 31 in 1997 and 1998, and the Sunday closest to December 31 in 1994, 1995 and 1996. LSI reports on a 13 or 14 week quarter. For presentation purposes, the selected historical financial data refer to December 31 as year end and March 31 as the first quarter end. No cash dividends were declared.

(2) In 1998, LSI recorded a $145.5 million charge for acquired in-process research and development associated with the acquisition of Symbios and a $75.4 million charge for restructuring.

                    SEEQ SELECTED HISTORICAL FINANCIAL DATA

                                                                                     THREE MONTHS        THREE MONTHS
                                                                                         ENDED               ENDED
                                       FISCAL YEAR ENDED SEPTEMBER 30,(1)           DECEMBER 31,(1)      MARCH 31,(1)
                                 -----------------------------------------------   -----------------   -----------------
                                  1994      1995      1996      1997      1998      1997      1998      1998      1999
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues.......................  $21,480   $22,512   $31,338   $31,423   $28,109    $7,552    $5,633    $7,880    $6,780
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Costs and expenses:
  Cost of revenues.............   15,632    14,758    20,680    19,498    17,290     4,183     4,213     4,442     4,825
  Research and development.....    3,278     3,069     3,303     3,446     4,587       850     1,347     1,072     1,100
  Marketing, general and
    administrative.............    6,939     3,827     4,579     5,397     6,884     1,534     1,342     1,445     1,174
  Restructuring and other,
    net........................    4,932      (399)       --        --        --        --        --        --       556
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
        Total costs and
          expenses.............   30,781    21,255    28,562    28,341    28,761     6,567     6,902     6,959     7,655
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
(Loss)/income from
  operations(2)................   (9,301)    1,257     2,776     3,082      (652)      985    (1,269)      921      (875)
Interest expense...............     (456)     (431)     (240)     (357)     (375)      (89)     (102)      (80)      (95)
Interest income and other,
  net..........................      187       518       403       382       614       136       115       164       108
Settlement costs...............       --        --        --      (300)   (3,156)       --        --        --        --
Gain on sale of stock..........    1,693        --        --        --        --        --        --        --        --
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
(Loss)/income before income
  taxes........................   (7,877)    1,344     2,939     2,807    (3,569)    1,032    (1,256)    1,005      (862)
Income tax
  provision(benefit)...........       --        14        88    (1,880)    1,941       (48)       --        32        --
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Net (loss)/income(2)...........  $(7,877)   $1,330    $2,851    $4,687   $(5,510)   $1,080   $(1,256)     $973     $(862)
                                 =======   =======   =======   =======   =======   =======   =======   =======   =======
Net (loss)/income per share
  Basic........................   $(0.33)    $0.05     $0.09     $0.15    $(0.18)    $0.04    $(0.04)    $0.03    $(0.03)
  Diluted......................   $(0.33)    $0.04     $0.09     $0.15    $(0.18)    $0.03    $(0.04)    $0.03    $(0.03)
Shares used in per share
  calculation
  Basic........................   23,777    27,244    30,070    30,305    30,635    30,473    31,994    30,624    32,251
  Diluted......................   23,777    30,894    32,148    32,180    30,635    32,556    31,994    32,036    32,251

                                              SEPTEMBER 30,                      DECEMBER 31,          MARCH 31,
                             -----------------------------------------------   -----------------   -----------------
                              1994      1995      1996      1997      1998      1997      1998      1998      1999
                             -------   -------   -------   -------   -------   -------   -------   -------   -------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............  $   908   $ 6,382   $ 9,153   $15,165   $11,926   $16,447   $12,065   $17,228   $10,895
Total assets...............  $17,307   $18,934   $26,435   $27,040   $28,749   $28,453   $23,808   $30,420   $24,658
Long-term obligations......  $ 2,564   $ 1,524   $ 3,466   $ 3,308   $ 4,448   $ 3,046   $ 4,017   $ 3,491   $ 3,588
Stockholders' equity.......  $ 4,056   $10,768   $14,193   $19,218   $15,578   $20,409   $14,338   $21,585   $13,491

---------------
(1) SEEQ reports on a 52/53-week fiscal year ending on the last Sunday in September. For presentation purposes, the selected historical financial data refer to September 30 as year end and December 31 and March 31 as the respective quarter end. No cash dividends were declared.

(2) SEEQ recorded $4,932,000 in charges against operations in fiscal 1994 representing a loss and other restructuring costs associated with the EEPROM (electronically erasable programmable read only memory) asset sale and the discontinuation of SEEQ's end-user Ethernet adapter board products.

     SEEQ recorded a charge of $3,156,000 for the settlement of litigation in fiscal 1998 relating to a patent dispute.

                                  LSI AND SEEQ

     SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                                                 FISCAL YEAR ENDED                 THREE MONTHS ENDED
                                     ------------------------------------------   ---------------------
                                     DECEMBER 29,   DECEMBER 31,   DECEMBER 31,   MARCH 29,   MARCH 28,
                                         1996           1997           1998         1998        1999
                                     ------------   ------------   ------------   ---------   ---------
                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
Pro Forma Condensed Combined
  Statement of Operations Data:
Revenues...........................   $1,270,032     $1,321,698     $1,516,891    $332,730    $463,617
Income/(loss) from operations......   $  191,324     $  193,983     $ (128,359)   $ 33,685    $ 14,484
Net income/(loss)..................   $  150,035     $  163,935     $ (139,478)   $ 31,416    $(87,764)
Net income/(loss) per share
  Basic............................   $     1.13     $     1.16     $    (0.97)   $   0.22    $  (0.60)
  Diluted..........................   $     1.07     $     1.12     $    (0.97)   $   0.22    $  (0.59)
Shares used in per share
  calculation
  Basic............................      132,192        141,894        144,195     143,595     145,205
  Diluted..........................      146,503        147,551        144,195     145,098     147,923

                                                              MARCH 28,
                                                                 1999
                                                              ----------
Pro Forma Condensed
  Balance Sheet Data:
Working capital.............................................  $  449,128
Total assets................................................  $2,672,398
Long-term obligations.......................................  $  683,637
Stockholders' equity........................................  $1,434,301

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     The following table sets forth certain historical per share data of LSI and SEEQ and combined per share data on an unaudited pro forma basis. You should read the information set forth below along with the selected historical financial data and the unaudited pro forma combined condensed financial information included elsewhere in this proxy statement-prospectus. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the merger been consummated as of the beginning of the periods presented and you should not construe it as representative of future operations.

                                                         YEAR ENDED                    THREE MONTHS ENDED
                                         ------------------------------------------   ---------------------
                                         DECEMBER 29,   DECEMBER 31,   DECEMBER 31,   MARCH 29,   MARCH 28,
                                             1996           1997           1998         1998        1999
                                         ------------   ------------   ------------   ---------   ---------
HISTORICAL -- LSI
Net income/(loss) per share (basic)....     $ 1.14         $ 1.15         $(0.93)      $ 0.22      $(0.61)
Net income/(loss) per share
  (diluted)............................     $ 1.07         $ 1.11         $(0.93)      $ 0.22      $(0.60)
Book value per share(1)................     $10.20         $11.17         $10.68       $11.39      $10.05

                                                          YEAR ENDED                     THREE MONTHS ENDED
                                         --------------------------------------------   ---------------------
                                         SEPTEMBER 29,   SEPTEMBER 30,   DECEMBER 27,   MARCH 29,   MARCH 28,
                                             1996            1997            1998         1998        1999
                                         -------------   -------------   ------------   ---------   ---------
HISTORICAL -- SEEQ
Net income/(loss) per share (basic)....      $0.09           $0.15          $(0.25)      $ 0.03      $(0.03)
Net income/(loss) per share
  (diluted)............................      $0.09           $0.15          $(0.25)      $ 0.03      $(0.03)
Book value per share(1)................      $0.47           $0.63          $ 0.44       $ 0.70      $ 0.42

                                                         YEAR ENDED                    THREE MONTHS ENDED
                                         ------------------------------------------   ---------------------
                                         DECEMBER 29,   DECEMBER 31,   DECEMBER 31,   MARCH 29,   MARCH 28,
                                             1996           1997           1998         1998        1999
                                         ------------   ------------   ------------   ---------   ---------
PRO FORMA COMBINED -- LSI
Pro forma net income/(loss) per LSI
  share (basic)(2).....................     $ 1.13         $ 1.16         $(0.97)      $ 0.22      $(0.60)
Pro forma net income/(loss) per LSI
  share (diluted)(2)...................     $ 1.07         $ 1.12         $(0.97)      $ 0.22      $(0.59)
Pro forma book value per LSI
  share(3).............................                                                            $ 9.87
EQUIVALENT PRO FORMA COMBINED --
  SEEQ(4)
Pro forma net income/(loss) per LSI
  share (basic)........................     $ 0.12         $ 0.13         $(0.11)      $ 0.02      $(0.07)
Pro forma net income/(loss) per LSI
  share (diluted)......................     $ 0.12         $ 0.12         $(0.11)      $ 0.02      $(0.06)
Pro forma book value per LSI share.....                                                            $ 1.08

---------------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of common shares outstanding at the end of the period.

(2) The pro forma combined net income/(loss) for the years ended December 29, 1996, December 31, 1997 and December 31, 1998 include SEEQ's net income/(loss) for the SEEQ fiscal year ended September 29, 1996, the fiscal year ended September 28, 1997 and the twelve month period ended December 27, 1998. The pro forma net loss for the twelve months ended December 31, 1998 include the net loss for the fiscal year ended September 27, 1998 plus the net loss for the three month period ended December 27, 1998 less the net income for the three month period December 28, 1997. The pro forma net income/(loss) for the three months ended March 29, 1998 and March 28, 1999 include SEEQ's net income/(loss) for the three months ended March 29, 1998 and March 28, 1999.

(3) LSI pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of LSI common stock which would have been outstanding had the merger been consummated as of the balance sheet date.

(4) SEEQ equivalent pro forma combined amounts are calculated by multiplying the LSI pro forma combined per share amounts and book value by the exchange ratio assuming the exchange ratio is 0.1095 of a share of LSI common stock for each share of SEEQ common stock.

                      COMPARATIVE PER SHARE MARKET PRICE DATA

     LSI common stock is traded on the New York Stock Exchange under the symbol "LSI." SEEQ common stock is traded on the Nasdaq National Market under the symbol "SEEQ."

     The following table sets forth the closing prices per share of SEEQ common stock as reported on the Nasdaq National Market and the closing prices per share of LSI common stock as reported on the New York Stock Exchange on (1) February 19, 1999, the business day preceding public announcement that LSI and SEEQ had entered into the merger agreement and (2) May 25, 1999, the last full trading day for which closing prices were available at the time of the printing of this proxy statement-prospectus.

     The table also includes the equivalent price per share of SEEQ common stock on those dates. This equivalent per share price reflects the value of the LSI common stock you would receive for each share of your SEEQ common stock if the merger was completed on any of these dates applying the exchange ratio in the merger agreement to the common stock price on those dates.

     For your reference, the table includes the average closing price for LSI common stock that would have been used to calculate the exchange ratio if the merger was completed on those dates. If the average LSI closing price is between $24 and $30 each outstanding share of SEEQ common stock will be exchanged for
0.1095 of a share of LSI common stock. If the average LSI closing price is less than $24 the number of shares you will receive will be determined by dividing
2.628 by the average LSI closing price. If the average LSI closing price is more than $30 the number of shares you will receive will be determined by dividing
3.285 by the average LSI closing price.

                           AVERAGE          LSI             SEEQ
                         LSI CLOSING   COMMON STOCK     COMMON STOCK       EQUIVALENT
                            PRICE      CLOSING PRICE    CLOSING PRICE    PRICE PER SHARE
                         -----------   -------------    -------------    ---------------
February 19, 1999......    $25.93         $27.25           $ 2.03            $ 2.98
May 25, 1999...........    $38.51         $34.81           $ 3.00            $ 2.97

     Because the market price of LSI common stock may increase or decrease before the completion of the merger, you are urged to obtain current market quotations. You may receive less than or more than 0.1095 of a share of LSI common stock for each share of your SEEQ common stock depending on the average closing sale price of the LSI common stock during the ten-day measurement period before the merger as described in the section entitled "Conversion of SEEQ Common Stock" on page 35 of this proxy statement-prospectus.

                                  RISK FACTORS

     By voting in favor of the merger, you will be choosing to invest in LSI common stock. An investment in LSI common stock involves a high degree of risk. In addition to the other information contained in this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

RISKS RELATED TO THE MERGER

     YOU WILL NOT KNOW THE NUMBER OF SHARES OF LSI COMMON STOCK THAT YOU WILL RECEIVE UNTIL COMPLETION OF THE MERGER. Upon completion of the merger, each share of SEEQ common stock will be exchanged for 0.1095 of a share of LSI common stock, subject to adjustment based on changes in the market price of LSI's common stock. The actual number of shares of LSI common stock that you will receive will be determined by a formula based on the average closing sale price of LSI common stock during the ten trading days before the merger. This formula is described in further detail under the heading "Conversion of SEEQ Common Stock." Since prices fluctuate, you will not know the final exchange ratio until the day before completion of the merger. The price of LSI common stock at the time of the merger or afterwards may be higher or lower than the average share price prior to the merger. Neither LSI nor SEEQ is permitted to "walk away" from the merger because of changes in the price of LSI common stock. Accordingly, the specific dollar value of LSI common stock to be received by you upon completion of the merger will depend on the market value of LSI common stock at the time of completion of the merger.

     ALTHOUGH LSI AND SEEQ EXPECT THAT THE MERGER WILL RESULT IN BENEFITS, THOSE BENEFITS MAY NOT OCCUR. LSI and SEEQ expect that the merger will result in benefits, including allowing LSI to use its greater financial resources, its larger sales force and its existing relationships with end-users of SEEQ's products to improve distribution and sales of SEEQ's products. Achieving the benefits of the merger will depend in part on the integration of our technology, operations and personnel in a timely and efficient manner to minimize the risk that the merger will result in the loss of customers or key employees or the continued diversion of the attention of management. The challenges involved in this integration include:

     - demonstrating to our customers that the merger will not result in adverse changes in client service standards or business focus;

     - persuading our employees that our business cultures are compatible; and

     - timely release of products to the market.

     There can be no assurance that LSI and SEEQ will successfully integrate or that we will realize any of the anticipated benefits of the merger.

     FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT SEEQ'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS. If the merger is not completed for any reason, SEEQ will be subject to a number of material risks, including the following:

     - SEEQ may be required to pay LSI an aggregate termination fee of $4 million;

     - the option granted to LSI by SEEQ to purchase SEEQ Series B preferred stock may become exercisable with the result that SEEQ might not be able to account for future transactions as a pooling of interests for some period of time;

     - if the option becomes exercisable, LSI may require SEEQ to repurchase the option and/or shares acquired thereunder at a net cost to SEEQ of up to $2 million;

     - if the current market price of SEEQ common stock reflects a market assumption that the merger will be completed, the price of SEEQ common stock may decline;

     - costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed; and

     - SEEQ may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in this merger.

     SEEQ OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT THE MERGER. In considering the recommendations of the SEEQ board of directors, you should be aware that certain SEEQ officers and directors may have certain interests in the merger that are different from yours. SEEQ officers and directors currently own, including options that may be exercised within 60 days after April 30, 1999, 2.4% of SEEQ common stock. SEEQ officers are beneficiaries under the SEEQ officer and key employee severance plan, which provides certain benefits upon the merger. In addition, vesting of stock options held by non-employee directors will accelerate as a result of the merger. SEEQ directors and officers could be more likely to approve the merger agreement than if they did not hold these interests. SEEQ stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

RISKS RELATED TO THE COMBINED COMPANY

     IF WE ARE NOT ABLE TO IMPLEMENT NEW PROCESS TECHNOLOGIES SUCCESSFULLY, OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED. The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence and evolving industry standards. We believe that our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also be able to adopt and implement emerging industry standards and to adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

     In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of LSI's CoreWare building blocks, or cores, and integration of LSI's CoreWare libraries into our design capabilities. LSI's cores and ASSPs, are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that ASSPs or cores that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

     DISRUPTION OF OUR MANUFACTURING FACILITIES COULD CAUSE DELAYS IN SHIPMENTS OF PRODUCTS TO OUR CUSTOMERS AND COULD RESULT IN CANCELLATION OF ORDERS OR LOSS OF CUSTOMERS. Our primary manufacturing facilities and those of our assembly subcontractors are subject to disruption for a variety of reasons, including work stoppages, fire, earthquake, flooding or other natural disasters, or Year 2000 related problems. Although we carry business interruption insurance, such disruption could cause delays in shipments of products to our customers. We cannot assure you that alternate production capacity would be available if a major disruption were to occur, or that if it were available, it could be obtained on favorable terms. Such a disruption could result in cancellation of orders or loss of customers. Such a loss would result in a material adverse impact on our operating results and financial condition.

     OUR LACK OF LONG-TERM VOLUME PRODUCTION CONTRACTS WITH OUR CUSTOMERS COULD RESULT IN INSUFFICIENT CUSTOMER ORDERS WHICH WOULD RESULT IN UNDERUTILIZATION OF OUR MANUFACTURING FACILITIES. We generally do not have long-term volume production contracts with our customers. Whether and to what extent customers place orders for any specific ASIC design or ASSPs and the quantities of products included in those orders are factors beyond our control. Insufficient orders will result in underutilization of our manufacturing facilities and would adversely impact our operating results and financial condition.

     BRINGING LSI'S NEW WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN ANTICIPATED. LSI's new wafer fabrication facility in Gresham, Oregon, began production in December 1998. The Gresham facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. We cannot assure you that all of these components will be fully functional or successfully integrated within the currently projected schedule or that the facility will achieve the forecasted yield targets. Our inability to achieve and maintain acceptable production capacity and yield levels could have a material adverse impact on our operating results and financial condition.

     In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce margins and could have a material adverse impact on our results of operations and financial condition. To date, LSI has spent approximately $775 million in capital expenditures on the Gresham facility. LSI plans to spend approximately $200 million in capital expenditures in 1999, approximately $67 million of which relate to the Gresham Facility.

     OUR LACK OF GUARANTEED SUPPLY ARRANGEMENTS WITH OUR SUPPLIERS COULD RESULT IN OUR INABILITY TO OBTAIN SUFFICIENT RAW MATERIALS FOR USE IN THE PRODUCTION OF OUR PRODUCTS. We use a wide range of raw materials in the production of our semiconductors, host adapter boards and storage systems products, including silicon wafers, processing chemicals, and electronic and mechanical components. We generally do not have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of materials for manufacturing. Some of these materials we purchase from a limited number of vendors, and some we purchase from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of materials. We cannot assure you that if we have difficulty in obtaining materials or components in the future alternative suppliers will be available, or that available suppliers will provide materials and components in a timely manner or on favorable terms. If we cannot obtain adequate materials for manufacture of products, there could be a material impact on our operating results and financial condition.

     HIGH CAPITAL REQUIREMENTS AND HIGH FIXED COSTS CHARACTERIZE OUR BUSINESS, AND WE FACE A RISK THAT REQUIRED CAPITAL MIGHT BE UNAVAILABLE WHEN WE NEED
IT. In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. LSI spent $329 million in 1998, net of retirements and refinancings, on investments in new facilities and capital equipment, not including facilities and capital equipment acquired with Symbios, and we expect to spend up to $200 million during 1999. We expect to continue to make significant investments in new facilities and capital equipment. We believe that we will be able to meet our operating and capital requirements and obligations for the foreseeable future using existing liquid resources, funds generated from our operations and our ability to borrow funds. We believe that our level of liquid resources is important, and we may seek additional equity or debt financing from time to time. However, we cannot assure you that additional financing will be available when needed or, if available, will be on favorable terms. Moreover, any future equity or convertible debt financing will decrease existing stockholders' percentage equity ownership and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

     THE NATURE OF OUR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH COULD RESULT IN A SUDDEN AND SIGNIFICANT DROP IN THE PRICE OF OUR STOCK AND OTHER SECURITIES, PARTICULARLY ON A SHORT-TERM BASIS. Future operating results will continue to be subject to quarterly variations based upon a wide variety of factors including:

     - the cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - the availability and extent of utilization of manufacturing capacity;

     - erosion in the price of our products; and

     - the timing of new product introductions, the ability to develop and implement new technologies and other competitive factors.

     Operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which we do business.

     We operate in a technologically advanced, rapidly changing and highly competitive environment, and we predominantly sell custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of our customers may have a greater impact on our operating results and financial condition than if we predominantly offered standard products that could be sold to many purchasers. While we cannot predict what effect these various factors may have on our financial results, their aggregate effect could result in significant volatility in future performance. Our failure to meet the performance expectations published by external sources could result in a sudden and significant drop in the price of our stock and other securities, particularly on a short-term basis.

     IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS, AND LOSS OF MARKET SHARE. We compete in markets that are intensely competitive, and which exhibit both rapid technological changes and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer custom integrated circuits and/or other products that are competitive with our product lines. Other competitors are smaller, specialized and emerging companies attempting to sell products in particular markets that we also target. In addition, we face competition from some companies whose strategy is to provide a portion of the products and services that we offer. For example, these competitors may offer semiconductor design services, may license design tools, and/or may provide support for obtaining products at an independent foundry. Some of our large customers, some of whom may have licensed elements of our process and product technologies, may develop internal design and production operations to produce their own custom integrated circuits, thereby displacing our products. Therefore, we cannot assure you that we will be able to continue to compete effectively with our existing or new competitors. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share, any of which would affect our operating results and financial condition.

     To remain competitive, we continue to evaluate our worldwide manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to implement successfully new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected.

     Our future competitive performance depends on a number of factors, including our ability to:

     - accurately identify emerging technological trends and demand for product features and performance characteristics;

     - develop and maintain competitive products;

     - enhance our products by adding innovative features that differentiate our products from those of our competitors;

     - bring products to market on a timely basis at competitive prices;

     - properly identify target markets;

     - respond effectively to new technological changes or new product announcements by others;

     - reduce semiconductor chip size, increase device performance and improve manufacturing yields;

     - adapt products and processes to technological changes; and

     - adopt and/or set emerging industry standards.

     We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

     OUR SIGNIFICANT INVESTMENTS IN RESEARCH AND DEVELOPMENT BEFORE WE CONFIRM THE TECHNICAL FEASIBILITY AND COMMERCIAL VIABILITY OF A PRODUCT PRESENT RISKS THAT WE WILL BE UNABLE TO RECOVER THE DEVELOPMENT COSTS ASSOCIATED WITH SUCH PRODUCTS. We must continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. We must complete development of such innovations before they are obsolete, and make them sufficiently compelling to attract customers. Also, we must incur substantial research and development costs before we confirm the technical feasibility and commercial viability of a product. Therefore, we spend substantial resources determining the feasibility of certain innovations that may not lead to a product but may instead result in numerous dead ends and sunk costs. We cannot assure you that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements or that we will be able to secure the financial resources necessary to fund future development.

     CHANGES IN FOREIGN CURRENCY EXCHANGE RATES COULD AFFECT OUR OPERATIONS OR CASH FLOWS. LSI has international subsidiaries that operate and sell our products globally. LSI's international sales totaled approximately US$559.6 million in 1998. Further, LSI purchases a substantial portion of its raw materials and equipment from foreign suppliers, and incur labor and other operating costs in foreign currencies, particularly in LSI's Japanese manufacturing facilities. As a result, we are exposed to changes in foreign currency exchange rates or weak economic conditions in other countries.

     LSI also has debt obligations in Japan, which totaled approximately 8.68 billion yen (approximately US$74.6 million) at December 31, 1998. These obligations expose us to exchange rate fluctuations for the period of time from the start of the transaction until it is settled. In recent years, the yen has fluctuated substantially against the U.S. dollar. We use forward exchange, currency swap, interest swap and option contracts to manage our exposure to currency fluctuations and changes in interest rates. LSI had no interest rate swap, currency swap or forward exchange contracts outstanding as of December 31, 1998. We cannot assure you, however, that such hedging transactions will eliminate exposure to currency rate fluctuations and changes in interest rates. Notwithstanding our efforts to foresee and mitigate the effects of changes in fiscal circumstances, fluctuations in currency exchange rates in the future could affect our operations and/or cash flows. In addition, high inflation rates in foreign countries could affect our future results.

     IF WE DO NOT SUCCESSFULLY AND TIMELY COMPLETE MODIFICATIONS TO OUR SYSTEMS AND COMMERCIAL ARRANGEMENTS TO ACCOMMODATE THE NEW EUROPEAN CURRENCY, MATERIAL DISRUPTION OF OUR BUSINESS COULD OCCUR. A new European currency was implemented in January 1999 to replace the separate currencies of eleven European countries. This is requiring changes in our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers, and internal financial reporting systems. Although a three-year transition period is expected during which transactions may also be made in the old currencies, this is requiring dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. We cannot assure, that all problems will be foreseen and corrected or that no material disruption of our business will occur.

     CHANGES IN INTERNATIONAL TRADE AND ECONOMIC CONDITIONS COULD ADVERSELY IMPACT OUR ABILITY TO MANUFACTURE OR SELL IN FOREIGN MARKETS AND COULD RESULT IN A DECLINE IN CUSTOMER ORDERS. We have substantial business activities in Europe and the Pan-Asia region. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tariff structures, export compliance laws or other trade policies, in either the United States or foreign countries could adversely impact our ability to manufacture or sell in foreign markets.

     The economic crisis in Asia has affected business conditions and pricing in the region. We subcontract test and assembly functions to subcontractors in Asia. A significant reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of customer orders or increased costs. Such conditions could have an adverse impact on our operating results. Additionally, our customers sell products, especially consumer products, into the Pan-Asia region. A significant decrease in sales to end-users and consumers in the area could result in a decline in orders and have an impact on our operating results and financial condition.

     OUR MARKETING STRATEGY CREATES RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION. We expect that we will become increasingly dependent on a limited number of customers for a substantial portion of our net revenues as a result of our strategy to direct our marketing and selling efforts toward selected customers. During 1998, Sony Corporation accounted for 12% of LSI's net revenues. LSI fills Sony's orders as they are placed and accepted. LSI does not have a supply contract with Sony and Sony is not obligated to purchase LSI's products.

     Our operating results and financial condition could be affected if:

     - we do not win new product designs from major customers;

     - major customers cancel their business with us;

     - major customers make significant changes in scheduled deliveries; or

     - prices of products that we sell to these customers are decreased.

     OUR BUSINESS AS A HIGH TECHNOLOGY COMPANY PRESENTS RISKS OF INTELLECTUAL PROPERTY OBSOLESCENCE, INFRINGEMENT AND LITIGATION. Our success is dependent in part on our technology and other proprietary rights, and we believe that there is value in the protection afforded by our patents, patent applications and trademarks. However, the semiconductor industry is characterized by rapidly changing technology, and our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

     As is typical in the semiconductor industry, from time to time we have received communications from other parties asserting that they possess patent rights, mask work rights, copyrights, trademark rights or other intellectual property rights which cover certain of our products, processes, technologies or information. We are evaluating several such assertions. We are considering whether to seek licenses with respect to certain of these claims. Based on industry practice, we believe that licenses or other rights, if necessary, could be obtained on commercially reasonable terms for existing or future claims. Nevertheless, we cannot assure you that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. Litigation of such claims or the inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have an impact on our operating results and financial condition.

     CYCLICAL FLUCTUATIONS IN OUR MARKETS COULD CAUSE DOWNTURN IN DEMAND FOR OUR PRODUCTS AND RESULT IN LOWER REVENUES. We may experience period-to-period fluctuations or a decline as a result of the following:

     - rapid technological change, rapid product obsolescence, and price erosion in our products;

     - fluctuations in supply and demand in the semiconductor or storage markets for our products;

     - maturing product cycles in our products or products produced by our customers; and

     - fluctuations or declines in general economic conditions, which often produce abrupt fluctuations or declines in our products or the products or services offered by our suppliers and customers.

     Significant industry-wide fluctuations or a downturn as a result of these factors could affect our operating results and financial condition.

     The semiconductor industry also has experienced periods of rapid expansion of production capacity. Even if our customers' demand were not to decline, the availability of additional excess production capacity in our industry creates competitive pressure that can degrade pricing levels, which can also depress our revenues. Also, during such periods, customers who benefit from shorter lead times may delay some purchases into future periods, which could affect our demand and revenues for the short term. We cannot assure you that we will not experience such downturns or fluctuations in the future, which could affect our operating results and financial condition.

     OUR ACQUISITION AND INVESTMENT ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS. We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. Although we evaluate potential acquisition and investment alliances on an ongoing basis, we do not currently have any commitments for a material acquisition or investment alliance. Acquisitions and investment activities often involve risks, including:

     - we may experience difficulty in assimilating the acquired operations and employees;

     - we may be unable to retain the key employees of the acquired operation;

     - the acquisition or investment may disrupt our ongoing business;

     - we may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and

     - we may lack the experience to enter into new markets, products or technologies.

     Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions would affect our operating results or financial condition.

     WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES. Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could affect our business, financial condition and results of operations.

     IF WE, OUR SUPPLIERS OR OUR CUSTOMERS DO NOT SUCCESSFULLY, TIMELY OR ADEQUATELY ADDRESS THE YEAR 2000 ISSUE, WE COULD EXPERIENCE A SIGNIFICANT DISRUPTION OF OUR FINANCIAL MANAGEMENT AND CONTROL SYSTEMS OR A LENGTHY INTERRUPTION IN OUR MANUFACTURING OPERATIONS. As with many other companies, the Year 2000 computer issue presents risks for us. We use a significant number of computer software programs and operating systems in our internal operations, including applications used in our financial, product development, order management and manufacturing systems.

     The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems resulting in the interruption of the business operations which they control. This could adversely affect our ability to process orders, forecast production requirements or issue invoices. A significant failure of the computer integrated manufacturing systems, which monitor and control factory equipment, would disrupt manufacturing operations and cause a delay in completion and shipping of products. Moreover, if our critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, it could impact our operating results. Finally, our own products could malfunction as a result of a failure in date recognition, giving rise to the possibility of warranty claims and litigation.

     Based on currently available information, our management does not believe that the Year 2000 issues discussed above, related to internal systems or products sold to customers, will have a material impact on our financial condition or overall trends in results of operations. However, we are uncertain to what extent we may be affected by such matters. A significant disruption of our financial management and control systems or a lengthy interruption in our manufacturing operations caused by a Year 2000 related issue could result in a material adverse impact on our operating results and financial condition. In addition, it is possible that a supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our products would have a material adverse effect on our results of operations.

     This proxy statement-prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to LSI's and SEEQ's financial condition, results of operations and business, and on the expected impact of the merger on LSI's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the above discussion of risks and uncertainties.

                    THE SPECIAL MEETING OF SEEQ STOCKHOLDERS

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The date, time and place of special meeting of SEEQ stockholders are as follows:

                                 June 22, 1999
                             8:00 a.m., local time
                             47200 Bayside Parkway
                           Fremont, California 94538

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held so that you may consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger among LSI, Stealth Acquisition Corporation, a wholly owned subsidiary of LSI, and SEEQ, dated February 21, 1999 and amended March 5, 1999, and to approve the merger of Stealth with and into SEEQ and to transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

     If the stockholders of SEEQ approve the merger agreement and the merger, among other things:

     - LSI will acquire SEEQ;

     - Your SEEQ common stock will be exchanged for LSI common stock. The number of shares of LSI common stock that you will receive in the merger will depend on the average closing sale price of LSI common stock during the ten trading days before the merger, as more fully described in the section entitled "Conversion of SEEQ Common Stock" on page 35 of this proxy statement-prospectus; and

     - LSI will assume each outstanding SEEQ option to purchase SEEQ common stock. The number of shares and the exercise price of the assumed options will be appropriately adjusted to reflect the exchange ratio in the merger.

STOCKHOLDER RECORD DATE FOR THE SPECIAL MEETING

     The close of business on April 30, 1999, is the record date for determination of SEEQ stockholders entitled to notice of, and to vote at, the special meeting and at any postponements or adjournments thereof. On the record date, there were approximately 32,334,309 shares of SEEQ common stock outstanding, held by approximately 900 holders of record.

VOTE OF SEEQ STOCKHOLDERS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER

     A majority of the outstanding shares of SEEQ common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. SEEQ's stockholders must vote a majority of the outstanding shares of SEEQ common stock for approval of the merger agreement and the merger. You are entitled to one vote on each proposal to be presented to stockholders at the special meeting for each share of SEEQ common stock held by you on the record date.

     SEEQ's directors and executive officers have entered into voting agreements with LSI and have agreed to vote their shares of SEEQ common stock in favor of the approval of the merger agreement and the merger. As of the record date, SEEQ's directors and executive officers held approximately 765,007 shares of SEEQ common stock which represented approximately 2.4% of all outstanding shares of SEEQ common stock entitled to vote at the special meeting.

PROXIES

     All shares of SEEQ common stock represented by properly signed proxies received before or at the special meeting will be voted in accordance with the instructions indicated thereon unless the proxies are revoked. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted FOR approval of the merger agreement and the merger. We encourage you to mark the box on the proxy to indicate how to vote your shares.

     To complete the merger, SEEQ stockholders must vote a majority of SEEQ's common stock outstanding as of the record date in favor of approval of the merger agreement and the merger. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the merger agreement and the merger.

     If you return a properly signed proxy but abstain from voting on the merger, your shares will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of approval of the merger agreement and the merger. Similarly, if a broker holding shares of SEEQ common stock in street name returns a signed proxy which indicates that the broker does not have authority to vote on the merger, the shares will be considered present at the meeting for purposes of determining the presence of a quorum and of calculating the vote, but will not be considered to have been voted in favor of the approval of the merger agreement and the merger. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions your broker provides to you.

     We do not expect that any matter other than the approval of the merger agreement and the merger will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

     You may revoke your proxy at any time before it is voted by:

     - sending a written notice stating that you would like to revoke your proxy to the Secretary of SEEQ at 47200 Bayside Parkway, Fremont, California 94538; or

     - completing and submitting a new proxy; or

     - attending the special meeting and voting in person.

     Attendance at the special meeting will not in and of itself revoke your proxy.

     SEEQ has retained Georgeson & Co., Inc. at an estimated cost of $7,500 plus reimbursement of expenses, to assist in the solicitation of proxies. SEEQ and Georgeson will also request banks, brokers and other intermediaries holding shares beneficially owned by others to send this proxy statement-prospectus to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

     A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF SEEQ STOCK CERTIFICATES WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER. YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXIES.

                      THE MERGER AND RELATED TRANSACTIONS

     This section of the proxy statement-prospectus describes material aspects of the proposed merger, including the merger agreement and the stock option agreement. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger.

STRUCTURE OF THE MERGER

     The merger agreement provides for the merger of Stealth Acquisition Corporation, a newly formed, wholly owned subsidiary of LSI, with and into SEEQ. SEEQ will survive the merger as a wholly owned subsidiary of LSI. The discussion of the merger in this proxy statement-prospectus and the description of the principal terms of the merger agreement are subject to and qualified in their entirety by reference to the merger agreement which is attached hereto as Annex A.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

     In November 1998, SEEQ engaged Broadview International LLC, to assist SEEQ in exploring potential strategic partnerships.

     In December 1998, representatives of SEEQ met several times with representatives of LSI for preliminary discussions regarding a potential license of SEEQ's PHY technology to LSI.

     On January 4, 1999, representatives of Broadview first contacted LSI management to discuss a potential strategic partnership or business combination between SEEQ and LSI. On January 8, 1999, LSI executed a nondisclosure agreement with SEEQ, and Broadview presented LSI with an executive summary of SEEQ's business, organization, strategy and products.

     From January 8, 1999 to January 13, 1999, representatives of Broadview, LSI and SEEQ, participated in additional conversations regarding a potential strategic partnership or business combination.

     On January 13, 1999, representatives of Morgan Stanley Dean Witter, LSI's financial advisor, met with representatives of LSI to discuss a potential business combination between LSI and SEEQ.

     On January 15, 1999, representatives of Morgan Stanley presented LSI with a preliminary overview of SEEQ.

     On January 22, 1999, representatives of LSI, including John P. Daane, the Executive Vice President for Communications, Computer and ASIC Products of LSI, met with representatives of SEEQ, including Phillip J. Salsbury, the Chief Executive Officer of SEEQ, and representatives of Broadview to formally discuss a business combination and their respective views on the strategic benefits of such a combination.

     From January 23, 1999 to January 30, 1999, representatives from Gunderson Dettmer, legal counsel for SEEQ, held several discussions with David Sanders, General Counsel for LSI, regarding preliminary legal due diligence issues.

     On January 28, Mr. Daane and Mr. Salsbury met to discuss valuation, business strategies and product outlooks.

     On February 3, 1999, Mr. Salsbury met with Mr. Daane to further discuss a potential business combination. During this discussion, Mr. Daane presented to Mr. Salsbury a non-binding proposal outlining terms for a possible business combination. Terms of that proposal included a fixed exchange ratio providing for a consideration of approximately $1.96 to $2.22 of LSI stock for each share of SEEQ common stock; a no-shop provision limiting SEEQ's ability to solicit alternative proposals, a break-up fee, and a lock-up option that allowed LSI to purchase up to 19.9% of SEEQ common stock. The proposal also included assumption of existing employee options of SEEQ by LSI and a requirement that certain insiders of SEEQ execute voting and affiliate agreements in connection with the proposed transaction.

     On February 5, 1999, the Board of Directors of SEEQ held a telephonic meeting to discuss the proposal made by Mr. Daane. The Board determined that the proposed price for SEEQ common stock was inadequate but instructed management and Broadview to continue discussions with LSI and other potential strategic partners.

     From February 7, 1999 to February 10, 1999 LSI, SEEQ and their respective financial advisors continued to discuss the terms of a proposed business combination.

     On February 11, 1999, LSI presented a revised proposal to SEEQ. Instead of a fixed exchange ratio, the revised proposal provided for a fixed dollar amount of LSI common stock for each share of SEEQ common stock. The remaining terms and conditions of the revised proposal were substantially the same as the original proposal.

     From January 26, 1999 to February 21, 1999 legal counsel to LSI conducted a legal due diligence review of SEEQ.

     From February 12, 1999 to February 18, 1999 the parties continued to negotiate terms, valuation and structure of a potential transaction. Legal counsel from both parties began to prepare and negotiate preliminary documents.

     From February 18, 1999 through February 21, 1999, SEEQ's and LSI's executive officers, legal counsel and other representatives held further discussions to negotiate the terms of the proposed merger agreement and related documents, including valuation, the terms of the stock option agreement between SEEQ and LSI, the terms of the proposed voting agreements to be entered into by certain officers and directors of SEEQ, the termination rights contained in the proposed merger agreement, the conditions upon which any termination fees would be payable and the amount of such fees, SEEQ's right under the proposed merger agreement to consider and negotiate other acquisition proposals in certain circumstances and the representations, warranties and covenants to be made by SEEQ and LSI. During this period, SEEQ's and LSI's financial advisors had further discussions regarding valuation issues, and representatives of LSI and its legal advisors conducted further due diligence on SEEQ's business, prospects, strategy and financial condition.

     On February 19, 1999, there was a regular meeting of the board of directors of LSI which included a discussion of the merger agreement and related transactions. Morgan Stanley discussed its analyses of the merger to LSI, and responded to various questions raised by members of the LSI board of directors regarding its analyses. The LSI board of directors reviewed a draft of the merger agreement, the stock option agreement and related documents and a representative from Wilson Sonsini Goodrich & Rosati responded to questions regarding such documents from the LSI board of directors. After considering the terms of the proposed transaction, the LSI board of directors determined that the merger was fair to LSI stockholders and that the proposed merger was in the best interests of LSI and its stockholders. The LSI board of directors then unanimously approved the merger agreement and exhibits thereto, including the stock option agreement, and the merger.

     In the evening of February 21, 1999, there was a telephonic meeting of the SEEQ board of directors. Also present at the meeting was Jay Hachigian of Gunderson Dettmer, and David Creamer of Broadview. Mr. Creamer informed the SEEQ board of directors of Broadview's oral opinion, subsequently confirmed in writing, that as of such date the exchange ratio in the merger was fair from a financial point of view to SEEQ stockholders, and responded to various questions raised by members of the SEEQ Board regarding such opinion. The SEEQ board of directors reviewed a draft of the merger agreement, the stock option agreement and related documents and Mr. Hachigian responded to questions regarding such documents from the SEEQ board of directors. After considering the terms of the proposed transaction and the opinion of Broadview, the SEEQ board of directors determined that the merger was advisable and in the best interests of SEEQ stockholders. The SEEQ board of directors then unanimously approved the merger agreement and exhibits thereto, including the stock option agreement, and the merger and unanimously resolved to recommend that the stockholders of SEEQ vote in favor of the merger.

     During the evening of February 21, 1999, following approval of the merger agreement and related matters by the LSI board of directors and the SEEQ board of directors, LSI and SEEQ finalized, executed and delivered the merger agreement, the stock option agreement and related documents.

     LSI and SEEQ issued a joint press release announcing the execution of the merger agreement and the terms of the merger on the morning of February 22, 1999.

REASONS FOR THE MERGER

     JOINT REASONS FOR THE MERGER. The boards of directors of LSI and SEEQ have determined that the merger will allow LSI and SEEQ the opportunity:

     - to benefit from combining established customer relationships at both companies

     - to sell SEEQ's products into LSI's installed customer base and through its larger sales force

     - to integrate SEEQ's technology into LSI's application specific integrated circuits resulting in a more comprehensive product on a single chip

     - to provide SEEQ with earlier access to advanced process technology capabilities

     - to improve time to market for products of the combined company

     - to take advantage of the financial resources of the combined company which are much greater than SEEQ's financial resources

     LSI'S REASONS FOR THE MERGER. The board of directors of LSI has unanimously approved the merger and the merger agreement and has identified several potential benefits of the merger that it believes will contribute to the success of the combined company, including the following:

     - given the complementary nature of the product lines of LSI and SEEQ, the merger will enhance the opportunity for LSI to realize its strategic objectives, to satisfy the growing demand for advanced networking products and to increase its standard product portfolio

     - the combination of SEEQ's technology with LSI's greater financial resources will allow the combined company to improve time to market for its products

     - the integration of SEEQ's technology into LSI's application specific integrated circuits will allow the combined company to offer a more comprehensive product to its customers

     - the expectation that the merger will be accounted for as a pooling of interests and that no goodwill will be created as a result of the merger

     After taking into account these and other factors, the LSI board of directors unanimously determined that the merger agreement and the merger are in the best interests of LSI and its stockholders and that LSI should enter into the merger agreement and complete the merger.

     SEEQ'S REASONS FOR THE MERGER. In reaching its decision to approve the merger agreement and the merger, the SEEQ board of directors consulted with:

     - its legal counsel regarding the legal terms of the transaction and the obligations of the SEEQ board of directors in its consideration of the proposed transaction

     - its financial advisors regarding the financial aspects of the proposed transaction and the fairness of the exchange ratio to SEEQ's stockholders from a financial point of view and

     - the management of SEEQ

     The SEEQ board of directors concluded that the merger represents a strategic opportunity to leverage SEEQ's existing resources and that the merger was in the best interests of SEEQ and its stockholders. In reaching this conclusion, the SEEQ board of directors considered the following information and factors:

     - the potential for achieving long-term economies of scale, particularly in sales and distribution capabilities, that would not have been readily achievable by SEEQ independently

     - the potential for increased revenues by selling into LSI's installed customer base and through its sales force

     - the potential benefits from combining established customer relationships at both companies

     - the ability to develop products more quickly and to attract and retain critical and scarce engineering talent as a result of having access to both companies' financial, development, and personnel resources

     - the substantial design, manufacturing and testing resources of LSI

     - the expectation the merger will be accounted for as a pooling of interests and that no goodwill will be created as a result of the merger

     - the expectation the merger will be treated as a tax-free reorganization to SEEQ and its stockholders

     - information concerning the historical financial performance, business operations, financial condition and prospects of LSI, including LSI's periodic reports filed with the SEC and publicly available financial information regarding LSI, such as third-party analysts' reports, analysts' projections and analysts' comments and historical stock price, volatility and volume data

     - the presentations of Broadview, including the opinion of Broadview that, as of February 21, 1999, the exchange ratio in the merger was fair from a financial point of view to SEEQ stockholders

     The SEEQ board of directors also considered risks relating to the merger, including:

     - the risk that the benefits sought in the merger would not be fully achieved

     - the risk that the merger would not be completed and the effect of the public announcement of the merger on SEEQ's sales and operating results, particularly the effect of the announcement on key customer and supplier relationships

     - the impact of the merger on key customer relationships

     - the difficulty of and risks associated with integrating the combined company and

     - the risks of SEEQ suffering employee attrition or of failing to attract key personnel due to uncertainties associated with the pending merger.

     The SEEQ board of directors concluded that the potential benefits of the merger outweighed these risks. The foregoing discussion of the information and factors considered by the SEEQ board of directors is not intended to be exhaustive but is believed to include all material factors considered by the SEEQ board of directors. In view of the wide variety of information and factors, both positive and negative, considered by the SEEQ board of directors, the SEEQ board of directors did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered. After taking into consideration all of the factors set forth above, the SEEQ board of directors unanimously determined that the merger agreement and the merger were in the best interests of SEEQ and its stockholders and that SEEQ should enter into the merger agreement and complete the merger.

RECOMMENDATION OF SEEQ'S BOARD OF DIRECTORS

     THE SEEQ BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF SEEQ STOCKHOLDERS.

AFTER CAREFUL CONSIDERATION, THE SEEQ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF SEEQ VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     In considering the recommendation of the SEEQ board of directors with respect to the merger agreement and the merger, you should be aware that certain officers and directors of SEEQ have certain interests in the merger that are different from yours. These interests are discussed in more detail in the section entitled "Interests of Certain SEEQ Directors and Officers in the Merger" on page 34 of this proxy statement-prospectus.

OPINION OF SEEQ'S FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of October 23, 1998, SEEQ engaged Broadview to act as financial advisor to the SEEQ board of directors and to render an opinion to the SEEQ board of directors regarding the fairness of the exchange ratio in the merger, from a financial point of view, to SEEQ stockholders. SEEQ's board of directors selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sector and the semiconductor industry in particular. At the meeting of SEEQ's board of directors on February 21, 1999, Broadview rendered its opinion that, as of February 21, 1999, based upon and subject to the various factors and assumptions described in Broadview's opinion, the exchange ratio in the merger was fair, from a financial point of view, to the SEEQ stockholders.

     BROADVIEW'S OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BROADVIEW, IS ATTACHED AS ANNEX D TO THIS PROXY STATEMENT-PROSPECTUS. SEEQ STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BROADVIEW OPINION CAREFULLY AND IN ITS ENTIRETY. THE BROADVIEW OPINION IS DIRECTED TO SEEQ'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES OF SEEQ COMMON STOCK AS OF THE DATE OF THE OPINION. THE BROADVIEW OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SEEQ COMMON STOCK AS TO HOW TO VOTE AT THE SEEQ SPECIAL MEETING. THE SUMMARY OF THE BROADVIEW OPINION SET FORTH IN THIS PROXY STATEMENT, ALTHOUGH MATERIALLY COMPLETE, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its opinion, Broadview, among other things:

     - reviewed the terms of the draft merger agreement and the associated schedules thereto dated February 21, 1999, which Broadview assumed with the permission of SEEQ's board of directors to be identical in all material respects to the executed merger agreement;

     - reviewed certain publicly available financial statements and other information of SEEQ and LSI, respectively;

     - reviewed certain financial projections for SEEQ prepared and provided to Broadview by SEEQ management;

     - participated in discussions with SEEQ and LSI management concerning the operations, business strategy, financial performance and prospects for SEEQ and LSI, respectively;

     - discussed the strategic rationale for the merger with SEEQ and LSI management, respectively;

     - reviewed the reported closing prices and trading activity for SEEQ common stock and LSI common stock;

     - compared certain aspects of the financial performance of SEEQ and LSI with other comparable publicly-traded companies;

     - analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

     - considered the total number of shares of LSI common stock outstanding and the average weekly trading volume of LSI common stock;

     - reviewed recent equity analyst reports covering LSI;

     - analyzed the anticipated effect of the merger on the future financial performance of the consolidated entity;

     - participated in negotiations and discussions related to the merger among SEEQ, LSI and their financial and legal advisors; and

     - conducted other financial studies, analyses and investigations as Broadview deemed appropriate.

     In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by SEEQ or LSI for purposes of the opinion and on the assessment by the management of SEEQ and LSI of the strategic and other benefits expected to result from the merger. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of SEEQ as to the future performance of SEEQ. Broadview also assumed that neither SEEQ nor LSI was involved in any material transaction as of the date of Broadview's opinion other than the merger and those activities undertaken in the ordinary course of conducting their respective businesses.

     Broadview did not make or obtain any independent appraisal or valuation of any of SEEQ's assets. Broadview did not review any internal financial projections prepared by LSI management, as such projections were not made available to Broadview. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of February 21, 1999, and any change in such conditions since such date may impact Broadview's opinion. Broadview's opinion did not express any opinion as to the price at which LSI common stock will trade at any time.

     The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were presented to the SEEQ board of directors at its meeting on February 21, 1999. This summary includes all financial analyses used by Broadview which are deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors or analyses considered. This summary of financial analyses includes information presented in tabular format. In order fully to understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     SEEQ STOCK PERFORMANCE ANALYSIS. Broadview compared the recent stock performance of SEEQ with that of the S&P 500 and the SEEQ Comparable Index. The SEEQ Comparable Index is comprised of public companies Broadview deemed comparable to SEEQ. Broadview selected companies competing in the analog/mixed-signal and communications semiconductor industries with the following financial operating characteristics:

     - revenues of less than $200 million for the last twelve months;

     - revenue growth of less than 30% for the last twelve months when compared to the previous twelve months; and

     - gross margins of less than 60% for the last twelve months.

     The SEEQ Comparable Index consists of the following companies: Semtech Corp.; Unitrode Corp.; Pericom Semiconductor Corp.; Elantec Semiconductor, Inc.; Exar Corp.; and Micro Linear Corp.

     PUBLIC COMPANY COMPARABLES ANALYSIS. Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of SEEQ with publicly available information for the companies comprising the SEEQ Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports and financial projections prepared by SEEQ management. The projections prepared by management of SEEQ were estimates only and inherently subject to known and unknown risks, uncertainties and other factors, many of which are outside of SEEQ's and Broadview's control, which may cause the actual results to differ significantly from those set forth in the projections.

     The following table presents, as of February 21, 1999, the median multiples and the range of multiples for the SEEQ Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents), equity market capitalization and share price divided by selected operating metrics:

                                                               MEDIAN           RANGE OF
                                                              MULTIPLE         MULTIPLES
                                                              --------         ---------
Total Market Capitalization to Last Twelve Months
  Revenue.................................................       1.1x         0.7x -  3.4x
Total Market Capitalization to Projected Calendar Year
  1999 Revenue............................................       0.9x         0.6x -  2.9x
Equity Market Capitalization to Projected Calendar Year
  1999 Income Before Taxes................................      15.4x        10.6x - 23.6x
Share Price to Projected Calendar Year 1999 Earnings Per
  Share...................................................      25.1x        13.1x - 38.4x

     The following table presents, as of February 21, 1999, the median implied value and the range of implied values of SEEQ's stock, calculated by using the multiples shown above and the appropriate SEEQ operating metric:

                                                              MEDIAN           RANGE OF
                                                           IMPLIED VALUE    IMPLIED VALUES
                                                           -------------    --------------
Total Market Capitalization to Last Twelve Months
  Revenue................................................      $0.95        $0.67 - $2.65
Total Market Capitalization to Projected Calendar Year
  1999 Revenue...........................................      $1.20        $0.89 - $3.52
Equity Market Capitalization to Projected Calendar Year
  1999 Income Before Taxes...............................      $1.83        $1.27 - $2.81
Share Price to Projected Calendar Year 1999 Earnings Per
  Share..................................................      $3.21        $1.68 - $4.91

     No company utilized in the public company comparables analysis as a comparison is identical to SEEQ. In evaluating the comparables, Broadview made numerous assumptions with respect to semiconductor industry performance and general economic conditions, many of which are beyond the control of SEEQ. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

     TRANSACTION COMPARABLES ANALYSIS. Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the merger. Broadview selected these transactions by choosing recent transactions involving sellers in the semiconductor industry with revenues greater than $10 million in the last reported twelve months before their acquisition. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

     - Integrated Telecom Technology, Inc. by PMC-Sierra, Inc.;

     - Edge Semiconductor, Inc. by Semtech Corp.;

     - BENCHMARQ Microelectronics, Inc. by Unitrode Corp.;

     - Cyrix Corp. by National Semiconductor Corp.;

     - Vision Group plc by STMicroelectronics N.V.;

     - Orbit Semiconductor, Inc. by DII Group, Inc.;

     - Chips and Technologies, Inc. by Intel Corp.;

     - Raytheon Electronics Semiconductor (a subsidiary of Raytheon Co.) by Fairchild Semiconductor Corp.;

     - Brooktree Corp. by Rockwell International Corp.;

     - Zilog, Inc. by Texas Pacific Group;

     - Silicon Systems, Inc. (a subsidiary of TDK Corp.) by Texas Instruments, Inc.;

     - Symbios, Inc. (a subsidiary of Hyundai Electronics Industries Co. Ltd.) by LSI Logic Corp.;

     - Litton Solid State (a subsidiary of Litton Systems, Inc.) by Filtronic plc;

     - Information Storage Devices, Inc. by Winbond Electronics Corp.;

     - The Monolithic Microwave Integrated Circuit Operations of Raytheon Co. by Triquint Semiconductor, Inc.;

     - Fairchild Semiconductor Business of National Semiconductor Corp. by Sterling LLC and management;

     - GEC-Plessey Semiconductor, Ltd. (a subsidiary of The General Electric Company plc) by Mitel Corp.;

     - Synergy Semiconductor Corp. by Micrel, Inc.;

     - Dialog Semiconductor, Ltd. (a subsidiary of Daimler Benz AG) by Ericsson;

     - Quality Semiconductor, Inc. by Integrated Device Technology; and

     - Temic Telefunken Microelectronic GmbH (a subsidiary of Vishay Intertechnology, Inc.) by Atmel Corp.

     The following table presents, as of February 21, 1999, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported twelve months prior to acquisition for the transactions listed above:

                                                               MEDIAN           RANGE OF
                                                              MULTIPLE         MULTIPLES
                                                              --------         ---------
Adjusted Price to Last Reported Twelve Months Revenue.....      1.5x          0.4x - 4.4x

     The following table presents, as of February 21, 1999, the median implied value and the range of implied values of SEEQ's stock, calculated by multiplying the multiples shown above by SEEQ's revenue for the twelve months ended December 31, 1998:

                                                              MEDIAN           RANGE OF
                                                           IMPLIED VALUE    IMPLIED VALUES
                                                           -------------    --------------
Adjusted Price to Last Reported Twelve Months Revenue....      $1.24        $0.44 - $3.38

     No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to semiconductor industry performance and general economic conditions, many of which are beyond the control of SEEQ or LSI. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

     TRANSACTION PREMIUMS PAID ANALYSIS. Broadview considered the premiums paid above a seller's share price in order to determine the additional value strategic and financial acquirers, when compared to public shareholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held hardware companies. Broadview selected these transactions from its proprietary database by choosing recent transactions with an equity purchase price between $25 million and $250 million. These transactions consisted of the acquisition of:

     - Symetrics Industries, Inc. by Tel-Save Holdings, Inc.;

     - Summa Four, Inc. by Cisco Systems, Inc.;

     - Micrion Corp. by FEI Co.;

     - Quality Semiconductor, Inc. by Integrated Device Technology, Inc.;

     - STB Systems, Inc. by 3Dfx Interactive, Inc.;

     - BENCHMARQ Microelectronics, Inc. by Unitrode Corp.;

     - Continental Circuits Corp. by Hadco Corp.;

     - Computational Systems, Inc. by Emerson Electric Co.;

     - Teledata Communications Ltd. by ADC Telecommunications, Inc.;

     - DH Technology, Inc. by Axiohm SA;

     - Microdyne Corp. by L-3 Communications;

     - Micronics Computers, Inc. by Diamond Multimedia Systems, Inc.;

     - Cambridge SoundWorks, Inc. by Creative Technology Ltd.;

     - Shiva Corp. by Intel Corp.;

     - Impact Systems, Inc. by Voith Sulzer Paper Technology North America,
       Inc.;

     - Technology Service Group, Inc. by Elcotel, Inc.;

     - AG Associates, Inc. by STEAG Electronics Systems GmbH;

     - Corcom, Inc. by CII Technologies, Inc.;

     - Advanced Logic Research, Inc. by Gateway 2000, Inc.;

     - Checkmate Electronics, Inc. by International Verifact Inc.;

     - Innova Corp. by Digital Microwave Corp.;

     - Reflectone, Inc. by British Aerospace Plc

     - NetVantage, Inc. by Cabletron Systems, Inc.;

     - Proxima Corp. by ASK asa;

     - DBA Systems, Inc. by The Titan Corp.;
     - AccelGraphics, Inc. by Evans & Sutherland Computer Corp.;

     - Integrated Process Equipment Corp. by SpeedFam International, Inc.;

     - Total Control Products, Inc. by GE Fanuc Automation, Inc.;

     - NACT Telecommunications, Inc. by World Access, Inc.;

     - Compression Labs, Inc. by VTEL Corp.;

     - Information Storage Devices, Inc. by Winbond Electronics Corp.;

     - OnTrak Systems Inc. by Lam Research Corp.;

     - ILC Technology, Inc. by BEC Group, Inc.;

     - MAS Technology, Ltd. by Digital Microwave Corp.; and

     - GTI Corp. by Technitrol Inc.

     The following table presents, as of February 21, 1999, the median premium and the range of premiums for these transactions calculated by dividing

     (1) the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

     (2) the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

                                                   MEDIAN        RANGE OF
                                                   PREMIUM       PREMIUMS
                                                   -------    ---------------
Premium Paid to Seller's Share Price 20 Trading
  Days Prior to Announcement.....................   36.8%     (2.7%) - 160.9%
Premium Paid to Seller's Share Price 1 Trading
  Day Prior to Announcement......................   24.4%      (7.4%) - 95.7%

     The following table presents the median implied value and the range of implied values of SEEQ's stock, calculated by using the premiums shown above and SEEQ's share price 20 trading days and one trading day prior to February 21, 1999:

                                                      MEDIAN           RANGE OF
                                                   IMPLIED VALUE    IMPLIED VALUES
                                                   -------------    --------------
Premium Paid to Seller's Share Price 20 Trading
  Days Prior to Announcement.....................      $1.75        $1.25 - $3.34
Premium Paid to Seller's Share Price 1 Trading
  Day Prior to Announcement......................      $2.53        $1.88 - $3.98

     No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to semiconductor industry performance and general economic conditions, many of which are beyond the control of SEEQ or LSI. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

     PRESENT VALUE OF PROJECTED SHARE PRICE ANALYSIS. Broadview calculated the present value on February 21, 1999 of potential future share prices of SEEQ common stock on a standalone basis using SEEQ management projections of $0.13 earnings per share for the twelve months ending December 31, 1999. The implied future share price was calculated using the median price to the last twelve months earnings multiple for the SEEQ Comparable Index and first discounted back to present values at an annual rate of 11.8%. This discount rate was determined by the capital asset pricing model and the risk implied by the past stock performance of the SEEQ Comparable Index. The present value of potential future share price was $2.08. Broadview also discounted the implied future share price utilizing a discount rate of 16.4%, a discount rate determined from the capital asset pricing model and the risk implied by the past stock performance of SEEQ. The present value in this case was $2.00.

     HISTORICAL IMPLIED EXCHANGE RATIO ANALYSIS. Broadview reviewed the ratios of the closing prices of SEEQ Common Stock divided by the corresponding prices of LSI common stock over the period from February 13, 1998 to February 19, 1999 in contrast with the exchange ratio in the merger agreement. Based on this analysis, the historical exchange ratio has ranged from 0.0447 to 0.1358 with an average of 0.0824. The implied per share value has ranged from $1.22 to $3.70 with an average of $2.25.

     LSI STOCK PERFORMANCE ANALYSIS. Broadview compared the recent stock performance of LSI with that of the S&P 500 and the LSI Comparable Index. The LSI Comparable Index is comprised of public companies Broadview deemed comparable to LSI. Broadview selected companies competing in the semiconductor industry with revenue for the last twelve months between $600 million and $5 billion.

     The LSI Comparable Index consists of the following companies: Maxim Integrated Products, Inc.; Xilinx, Inc.; Altera Corp.; Micron Technology, Inc.; Analog Devices Inc.; STMicroelectronics N.V.; Atmel Corp.; Advanced Micro Devices, Inc.; National Semiconductor Corp.; and Cirrus Logic Inc.

     EVALUATION OF LSI EQUITY. Broadview compared financial information of LSI with publicly available information for companies in the LSI Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

     PRO FORMA COMBINATION ANALYSIS. Broadview calculated the pro forma impact of the merger on the combined entity's projected earnings per share for the calendar year ending December 31, 1999 taking into consideration various financial effects which will result from consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts and publicly available data about LSI, as well as management projections for SEEQ. Such assumptions include that the merger would be treated as pooling and that no opportunities for cost savings or revenue enhancements exist. Additionally, Broadview utilized SEEQ management financial projections as well as LSI projected financial performance from a BancBoston Robertson Stephens analysis report dated January 29, 1999. Broadview further assumed that approximately $3,365,000 in expenses would be incurred by LSI as a result of the transactions. The projections prepared by management of SEEQ were estimates only and inherently subject to known and unknown risks, uncertainties and other factors, many of which are outside of SEEQ's and Broadview's control, which may cause the actual results to differ significantly from those set forth in the projections. Based on this analysis, the pro forma pooling model indicates that the merger would result in earnings per share accretion for shareholders of the combined entity of 2.7%, excluding acquisition expenses, for the fiscal year ending December 31, 1999.

     In connection with the review of the merger by the SEEQ board of directors, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the merger.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of SEEQ or LSI. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio in the merger and other terms of the merger agreement were determined through arm's length negotiations between SEEQ and LSI, and were approved by SEEQ's board of directors. Broadview provided advice to SEEQ's board of directors during such negotiations; however, Broadview did not recommend any specific consideration to SEEQ's board of directors or that any specific consideration constituted the only appropriate consideration for the merger. In arriving at its opinion, Broadview was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving SEEQ, although in the course of its engagement, Broadview did provide advice to SEEQ in connection with potential business combinations with parties other than LSI. In addition, Broadview's opinion and presentation to SEEQ's board of directors was one of many factors taken into consideration by SEEQ's board of directors in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of SEEQ's board of directors with respect to the value of SEEQ or of whether SEEQ's board of directors would have been willing to agree to a different consideration.

     Upon completion of the merger, SEEQ will be obligated to pay Broadview a transaction fee of approximately $1,976,000. SEEQ has already paid Broadview a one-time commitment fee of $50,000 and a fairness opinion fee of $225,000. The fairness opinion fee will be credited against the transaction fee payable by SEEQ upon completion of the merger. In addition, SEEQ has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which SEEQ and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between SEEQ and Broadview, and the SEEQ board of directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

INTERESTS OF CERTAIN SEEQ DIRECTORS AND OFFICERS IN THE MERGER

     SEEQ officers and directors currently own, including options that may be exercised within 60 days after April 30, 1999, 2.4% of SEEQ common stock. In considering the recommendations of the SEEQ board of directors, you should be aware that SEEQ officers and directors may have interests in the merger that are different from yours, as described below:

     Accelerated Vesting of Stock Options Held by Non-Employee Directors. Upon completion of the merger, LSI will assume outstanding options to purchase SEEQ common stock under SEEQ's Restated

1982 Stock Option Plan and 1989 Nonemployee Director Stock Option Plan. Unvested stock options granted under SEEQ's 1989 Nonemployee Director Stock Option Plan to Alan V. Gregory and Charles Giancarlo, each a non-employee director of SEEQ, will vest upon completion of the merger. The number of shares of SEEQ common stock subject to unvested options held by these outside directors that will vest upon completion of the merger totaled 18,334 as of April 30, 1999.

     Severance Arrangements. SEEQ's officer and key employee severance plan provides severance benefits to officers and key employees who are not offered employment by the acquiring company at comparable pay, who are asked to relocate, or who are involuntarily terminated without cause within 12 months after the merger. The benefits include six to 18 months base salary and annual commissions and bonuses based on SEEQs last fiscal year. If the merger is not completed, SEEQ officers and the key employees named in the severance plan would not receive those benefits were their employment to be terminated.

     Indemnification. SEEQ has entered into separate indemnification agreements with certain of its directors and officers. These agreements require SEEQ, among other things, to indemnify those directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from actions not taken in good faith or in a manner the indemnified party believed to be in the best interests of SEEQ, and to advance to these directors and officers amounts for expenses incurred by them as a result of any proceeding against them as to which they could be indemnified.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     We will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including approval by the stockholders of SEEQ. The merger will become effective upon the filing of a certificate of merger with the State of Delaware.

     We are working towards completing the merger as quickly as possible. We hope to complete the merger in June of 1999.

CONVERSION OF SEEQ COMMON STOCK

     At the completion of the merger, each share of SEEQ common stock issued and outstanding immediately prior to the completion will be cancelled and automatically converted into the right to receive a specific number of shares of LSI common stock. The number of shares of LSI common stock that will be issued in exchange for each outstanding share of SEEQ common stock is referred to in this proxy statement-prospectus as the exchange ratio. The exchange ratio in the merger will depend upon the average closing sale price of LSI common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the trading day immediately before the day the merger is completed as follows:

     - if the average LSI closing sale price for such period is between $24 and $30, the exchange ratio in the merger will be 0.1095

     - if the average LSI closing sale price for such period is less than $24, the exchange ratio in the merger will be the quotient obtained by dividing 2.628 by such average price

     - if the average LSI closing sale price for such period is higher than $30, the exchange ratio in the merger will be the quotient obtained by dividing 3.285 by such average price

     The exchange ratio will also be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to LSI common stock or SEEQ common stock occurring prior to the completion of the merger.

     Each share of SEEQ common stock held by SEEQ or owned by LSI or Stealth or any direct or indirect wholly-owned subsidiary of LSI immediately prior to the merger will be cancelled.

EXCHANGE OF SEEQ STOCK CERTIFICATES FOR LSI STOCK CERTIFICATES

     When the merger is completed, the exchange agent will mail to you instructions for surrendering your SEEQ stock certificates in exchange for LSI stock certificates. When you deliver your SEEQ stock certificates to the exchange agent along with any required documents, your SEEQ stock certificates will be canceled and you will receive LSI stock certificates representing the number of full shares of LSI common stock to which you are entitled under the merger agreement.

     No fractional shares of LSI common stock will be issued in connection with the merger. You will receive cash for a fraction of a share of LSI common stock, without interest.

     YOU SHOULD NOT SUBMIT YOUR SEEQ STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE INSTRUCTIONS FROM THE EXCHANGE AGENT.

     You are not entitled to receive any dividends or other distributions on LSI common stock until the merger is completed and you have surrendered your SEEQ stock certificates. You will receive payment for any dividend or other distribution on LSI common stock with a record date after the merger and a payment date prior to the date you surrender your SEEQ stock certificates promptly after your LSI stock certificates are issued. You will receive payment for any dividend or other distribution on LSI common stock with a record date after the merger and a payment date after the date you surrender your SEEQ stock certificates promptly after the payment date.

     LSI will only issue an LSI stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered SEEQ stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes. If your SEEQ stock certificate has been lost, stolen or destroyed, you may need to deliver an affidavit and/or bond prior to receiving your LSI stock certificates.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     This section of the proxy statement-prospectus summarizes the material U.S. federal income tax considerations relevant to the merger that apply to SEEQ stockholders. This discussion is based on existing provisions of the Internal Revenue Code, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the merger to you.

     We do not discuss all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. Factors that could alter the tax consequences of the merger to you include:

     - if you are a dealer in securities;

     - if you are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - If you are a foreign person or entity;

     - if you are a financial institution or insurance company;

     - if you do not hold your SEEQ shares as capital assets;

     - if you acquired your shares in connection with stock option or stock purchase plans or in other compensatory transactions;

     - if you hold SEEQ common stock as part of an integrated investment, including a "straddle", comprised of shares of SEEQ common stock and one or more other positions; or

     - if you hold SEEQ common stock subject to the constructive sale provisions of Section 1259 of the Internal Revenue Code.

     In addition, we do not discuss the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not any such transactions are undertaken in connection with the merger, including without limitation any transaction in which SEEQ shares are acquired or shares of LSI common stock are disposed of, or the tax consequences to holders of options, warrants or similar rights to acquire SEEQ common stock. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

     Completion of the merger is conditioned upon receipt by LSI and SEEQ of opinions from their respective counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In the event that this opinion requirement is waived as a result of a material change in the tax consequences of the merger from those expressed in this tax consequences section, a revised tax consequences section will be prepared and distributed to SEEQ stockholders as part of a revised proxy statement-prospectus in connection with resoliciting stockholder approval for the merger.

     In the opinion of counsel to LSI and SEEQ, the following material federal income tax consequences will result from the merger constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue
Code:

     - You will not recognize any gain or loss upon your receipt of LSI common stock in the merger, except on cash received for a fractional share of LSI common stock.

     - The aggregate tax basis of the LSI common stock received by you in the merger, including any fractional share of LSI common stock not actually received, will be the same as the aggregate tax basis of the SEEQ common stock surrendered in exchange therefor.

     - If you hold your SEEQ shares as a capital asset at the time of the merger, the holding period of the LSI common stock received by you in the merger will include the period for which the SEEQ common stock surrendered in exchange therefor was considered to be held.

     - Cash payments received by you for a fractional share of LSI common stock will be treated as if such fractional share had been issued in the merger and then redeemed by LSI. You will recognize gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

     - LSI, Stealth and SEEQ will not recognize gain or loss solely as a result of the merger.

     Even if the merger qualifies as a reorganization, you could recognize gain to the extent that shares of LSI common stock are considered to be received in exchange for services or property, other than solely for SEEQ common stock. All or a portion of such gain may be taxable as ordinary income. Gain may also have to be recognized to the extent that you are treated as receiving, directly or indirectly, consideration other than LSI common stock in exchange for your SEEQ common stock.

     We will not request a ruling from the Internal Revenue Service in connection with the merger. The tax opinions do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion. In addition, the tax opinions are subject to certain assumptions, limitations and qualifications.

     If the Internal Revenue Service successfully challenges the status of the merger as a reorganization, you would recognize taxable gain or loss with respect to each share of SEEQ common stock surrendered equal to the difference between your basis in such share and the fair market value, as of the completion of the merger, of the LSI common stock received in exchange therefor. In such event, your aggregate basis in the LSI common stock so received would equal its fair market value as of the effective time of the merger, and your holding period for such stock would begin the day after the merger.

ACCOUNTING TREATMENT OF THE MERGER

     We intend to account for the merger as a pooling of interests business combination. It is a condition to completion of the merger that PricewaterhouseCoopers LLP concur with LSI's conclusion that the merger can properly be accounted for as a pooling of interests business combination, although LSI may waive this condition.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, under which a transaction cannot be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the waiting periods end or expire. We have made the required filings with the Department of Justice and the Federal Trade Commission, and the applicable waiting periods have expired.

     However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons could also take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, whether or not the applicable waiting period has ended, any state could take action under its antitrust laws. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

     Neither LSI nor SEEQ is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF SEEQ AND LSI

     The shares of LSI common stock issued to you in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, unless you are an "affiliate" of either LSI or SEEQ. Affiliates include individuals or entities that control, are controlled by, or are under common control of either of us and may include some of our officers and directors, as well as our principal stockholders. Affiliates may not sell their shares of LSI common stock acquired in the merger unless there is:

     - an effective registration statement under the Securities Act covering the resale of those shares

     - an exemption under paragraph (d) of Rule 145 under the Securities Act

     - any other applicable exemption under the Securities Act

     LSI's registration statement on Form S-4, of which this proxy statement-prospectus forms a part, does not cover the resale of shares of LSI common stock to be received by our affiliates in the merger.

LISTING ON THE NEW YORK STOCK EXCHANGE OF LSI COMMON STOCK TO BE ISSUED IN THE MERGER

     LSI will use reasonable efforts to have the shares of LSI common stock to be issued in the merger approved for listing on the New York Stock Exchange before the completion of the merger.

DELISTING AND DEREGISTRATION OF SEEQ COMMON STOCK AFTER THE MERGER

     When the merger is completed, SEEQ common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act.

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

DISSENTERS' AND APPRAISAL RIGHTS

     You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Section 262 of the Delaware General Corporation Law.

THE MERGER AGREEMENT

     REPRESENTATIONS AND WARRANTIES

     LSI and SEEQ each made a number of representations and warranties in the merger agreement regarding aspects of our respective businesses, financial condition, structure and other facts pertinent to the merger.

     SEEQ Representations and Warranties

     SEEQ's representations and warranties include representations as to:

     - SEEQ's corporate organization and its qualification to do business

     - SEEQ's certificate of incorporation and bylaws

     - SEEQ's capitalization

     - authorization of the merger agreement and stock option agreement by SEEQ

     - regulatory approvals required to complete the merger

     - the effect of the merger on obligations of SEEQ and under applicable laws

     - permits required to conduct SEEQ's business and compliance with those permits

     - SEEQ's compliance with applicable laws

     - SEEQ's filings and reports with the Securities and Exchange Commission

     - SEEQ's financial statements

     - SEEQ's liabilities

     - changes in SEEQ's business since December 31, 1998

     - litigation involving SEEQ

     - SEEQ's employee benefit plans

     - SEEQ's labor relations

     - information supplied by SEEQ in this proxy statement-prospectus and the related registration statement filed by LSI

     - restrictions on the conduct of SEEQ's business

     - SEEQ's title to the properties it owns and leases

     - SEEQ's taxes

     - environmental laws that apply to SEEQ

     - payments, if any, required to be made by SEEQ to brokers and agents on account of the merger

     - intellectual property used by SEEQ

     - SEEQ's material contracts

     - the inapplicability of SEEQ's stockholders rights agreement or "poison pill" to the merger

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

     - SEEQ's insurance coverage

     - the fairness opinion received by SEEQ from its financial advisor

     - approval by the SEEQ board

     - the inapplicability of state takeover statues

     - actions taken by SEEQ regarding the treatment of the merger as a pooling of interests

     The representations and warranties of SEEQ expire at the completion of the merger.

     LSI Representations and Warranties

     LSI's representations and warranties include representations as to:

     - LSI's corporate organization and its qualification to do business

     - LSI's certificate of incorporation and bylaws

     - LSI's capitalization

     - authorization of the merger agreement by LSI and Stealth

     - regulatory approvals required to complete the merger

     - LSI's filings and reports with the Securities and Exchange Commission

     - information supplied by LSI in this proxy statement-prospectus and its related registration statement

     - actions taken by LSI regarding the treatment of the merger as a pooling of interests

     - changes in LSI's business since September 30, 1998

     The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Sub."

     SEEQ'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     SEEQ agreed that until the earlier of the completion of the merger or termination of the merger agreement or unless LSI consents in writing, SEEQ will use its commercially reasonable efforts consistent with past practices and policies to:

     - preserve its present business organization intact

     - keep available the services of its present executive officers and employees

     - preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings

     SEEQ also agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless LSI consents in writing, SEEQ would conduct its business in compliance with certain specific restrictions relating to the following:

     - restricted stock and stock options

     - employees and employee benefits, including severance and termination payments

     - SEEQ's intellectual property

     - the issuance of dividends or other distributions

     - the issuance and redemption of securities

     - modification of SEEQ's certificate of incorporation and bylaws

     - the acquisition of assets or other entities

     - the sale, lease, license and disposition of assets

     - incurring debt

     - capital expenditures

     - entering into or modifying of contracts

     - accounting policies and procedures

     - interfering with LSI's ability to account for the merger as a pooling of interests

     - treatment of the merger as a reorganization under the Internal Revenue
       Code

     The agreements related to the conduct of SEEQ's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Conduct of Business by Company."

     LSI'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     LSI agreed that until the earlier of the completion of the merger or termination of the merger agreement or unless SEEQ consents in writing, LSI will not engage in any action that could reasonably be expected to:

     - cause the merger to fail to qualify as a reorganization under the Internal Revenue Code

     - interfere with LSI's ability to account for the merger as a pooling of interests

     NO SOLICITATION BY SEEQ

     SEEQ has also agreed to cease as of the date of the merger agreement any and all existing activities, discussions or negotiations with any party other than LSI with respect to any acquisition proposal.

     Until the merger is completed or the merger agreement is terminated, SEEQ has agreed not to directly or indirectly take any of the following actions:

     - solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal

     - participate in any discussions or negotiations regarding any acquisition proposal

     - furnish to any person any non-public information with respect to any acquisition proposal

     - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any acquisition proposal

     - engage in discussions with any person with respect to any acquisition proposal

     - subject to certain limited exceptions discussed below, approve, endorse or recommend any acquisition proposal

     - enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition transaction

     For purposes of the foregoing, any action by any officer, director or employee of SEEQ or any investment banker, attorney or other advisor or representative of SEEQ is deemed to be a breach by SEEQ.

     SEEQ has agreed to promptly inform LSI of any request for non-public information or any inquiry which SEEQ reasonably believes would lead to an acquisition proposal, or of any acquisition proposal, the material terms and conditions of such request, acquisition proposal or inquiry, and the identity of the person or group making any such request, acquisition proposal or inquiry. SEEQ further agreed to keep LSI informed of the status and details, including material amendments or proposed amendments, of any such request, acquisition proposal or inquiry.

     The SEEQ board of directors may, without breaching the merger agreement, withhold, withdraw, amend or modify its recommendation in favor of the merger if a superior offer is made; the board of directors of SEEQ concludes in good faith, after consultation with its outside counsel that, in light of the superior offer, the withholding, withdrawal, amendment or modification of its recommendation is required in order for the SEEQ board of directors to comply with its fiduciary obligations to SEEQ stockholders; and SEEQ complies with certain other conditions in the merger agreement.

     However, an offer will not be considered a superior offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of SEEQ's board of directors to be obtained by such third party on a timely basis.

     Prior to the approval of the merger agreement by SEEQ's stockholders, the merger agreement allows SEEQ to furnish nonpublic information to, or to enter into a confidentiality agreement with or to enter into discussions with, any person or group in response to a superior offer submitted by the person or group, and not withdrawn, if all of the following conditions are met:

     - SEEQ has not breached the non-solicitation provisions contained in the merger agreement

     - the board of directors of SEEQ concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors of SEEQ to comply with its fiduciary obligations to SEEQ's stockholders under applicable law

     - prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, SEEQ gives LSI written notice of the identity of such person or group and of SEEQ's intention to furnish nonpublic information to, enter into discussions or negotiations with, such person or group and SEEQ receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of SEEQ

     - contemporaneously with furnishing any nonpublic information, SEEQ furnishes the nonpublic information to LSI, to the extent the nonpublic information has not been previously furnished by SEEQ to LSI

     Regardless of whether there has been a superior offer, SEEQ is obligated under the merger agreement to hold and convene the SEEQ special meeting of stockholders.

     SEEQ'S EMPLOYEE BENEFIT PLANS

     Individuals who are employed by SEEQ when the merger is completed will become employees of LSI or one of LSI's subsidiaries, although LSI may terminate these employees at any time. LSI will provide benefits to SEEQ employees in their new positions with LSI that are substantially the same as the benefits currently provided to employees of LSI. SEEQ employees will get credit for all service with SEEQ prior to the merger for eligibility and vesting purposes and vacation accrual. LSI shall waive any preexisting condition exclusion and actively-at-work requirements and any covered expenses incurred before the merger will be taken into account for satisfying applicable deductible, co-insurance and maximum out-of-pocket provisions with respect to any medical or dental benefit plan of LSI.

     TREATMENT OF SEEQ STOCK OPTIONS

     Upon completion of the merger, each outstanding option to purchase SEEQ common stock will be converted into an option to purchase the number of shares of LSI common stock adjusted based on the exchange ratio, rounded down to the nearest whole number of shares. The exercise price will be equal to the exercise price per share of SEEQ common stock divided by the exchange ratio, rounded up to the nearest whole cent.

     Also upon completion of the merger, outstanding purchase rights under SEEQ's Periodic Restated Purchase Plan will be exercised and each share of SEEQ common stock purchased will be converted into the right to receive a number of shares of LSI common stock equal to the exchange ratio in the merger. LSI has also agreed that from and after the merger, SEEQ employees may participate in LSI's Employee Stock Purchase Plan, subject to the terms and conditions of the plan, under a special offering period for SEEQ employees beginning at the time of the merger and terminating at the end of the most recent offering period under LSI's Employee Stock Purchase Plan.

     LSI will file a registration statement on Form S-8 for the shares of LSI common stock issuable with respect to options under the SEEQ stock option plans.

     CONDITIONS TO COMPLETION OF THE MERGER

     Joint Conditions to the Completion of the Merger. The obligations of LSI and SEEQ to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

     - LSI's registration statement must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will be pending before or threatened by the Securities and Exchange Commission

     - the SEEQ stockholders must approve the merger agreement and the merger

     - no law, regulation or order must be enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger substantially on the terms contemplated by the merger agreement

     - all applicable waiting periods under applicable antitrust laws must have expired or been terminated

     - the shares of LSI common stock to be issued in the merger must be authorized for listing on NYSE, subject to notice of issuance

     - LSI and SEEQ must each receive from their respective tax counsel, an opinion that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, if counsel to either LSI or SEEQ does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion to such party.

     SEEQ's Conditions to Completion of the Merger. SEEQ's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - LSI's representations and warranties must be true and correct as of February 21, 1999 and at and as of the date the merger is to be completed as if made at and as of such time except:

        - to the extent LSI's representations and warranties address matters only as of a particular date, they must be true and correct as of that date

        - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, is not and does not have a material adverse effect on LSI, then this condition will be deemed satisfied

        - for changes contemplated by the merger agreement

     - LSI must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by LSI at or before completion of the merger

     - No material adverse effect with respect to LSI shall have occurred since February 21, 1999

     LSI's Conditions to Completion of the Merger. LSI's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - SEEQ's representations and warranties must be true and correct as of February 21, 1999 and at and as of the date the merger is to be completed as if made at and as of such time except:

        - to the extent SEEQ's representations and warranties address matters only as of a particular date, they must be true and correct as of that date

        - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties (other than those concerning SEEQ's capital structure, board approval, receipt of the fairness opinion and the inapplicability of state takeover statutes to the merger, which must be true and correct in all respects), is not and does not have a material adverse effect on SEEQ, then this condition will be deemed satisfied

        - for changes contemplated by the merger agreement

     - SEEQ must perform or comply in all material respects with all of its agreements and covenants required by the Merger Agreement to be performed or complied with by SEEQ at or before completion of the merger

     - No material adverse effect with respect to SEEQ shall have occurred since February 21, 1999, except that for this purpose a material adverse effect does not include (1) the absence of up to $1,000,000 of non-product revenue associated with licensing of SEEQ's technology as the result of restrictions set forth in the merger agreement or (2) a shortfall in revenues of SEEQ as a result of delays in customer orders, including any effects on SEEQ's operating income which result directly from the revenue shortfall, proximately caused by the announcement or pendency of the merger

     - Each of SEEQ's affiliates shall have entered into an affiliate agreement and each of the agreements is in full force and effect as of the date of the merger

     - All actions necessary to extinguish and cancel all outstanding rights under SEEQ's Rights Plan, dated as of April 21, 1995, as amended, at the time of the merger and to render such rights inapplicable to the merger shall have been taken

     - LSI shall have received

          - from PricewaterhouseCoopers LLP, independent accountants for SEEQ, a copy of a letter addressed to SEEQ in substance reasonably satisfactory to LSI to the effect that PricewaterhouseCoopers LLP agrees with SEEQ management's conclusion that no conditions exist that would preclude SEEQ from being a party to a business combination accounted for as a pooling of interests and

          - from PricewaterhouseCoopers LLP, independent accountants for LSI, a letter to LSI to the effect that PricewaterhouseCoopers LLP concurs with LSI management's conclusion that no conditions exist related to LSI that would preclude LSI from accounting for the merger as a pooling of interests

  TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to completion of the merger, whether before or after approval of the merger agreement and the merger by SEEQ stockholders:

     - by mutual consent of LSI and SEEQ

     - by LSI or SEEQ, if the merger is not completed before August 27, 1999 except that this right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before August 27, 1999 and such action or failure to act constitutes a breach of the merger agreement

     - by LSI or SEEQ, if there is any order of a court or governmental authority having jurisdiction over either of us permanently enjoining, restraining or prohibiting the completion of the merger which is final and nonappealable

     - by LSI or SEEQ, if the merger agreement and the merger fail to receive the requisite vote for approval by the stockholders of SEEQ at the SEEQ special meeting or at any adjournment thereof, except that this right to terminate the merger agreement is not available to SEEQ where the failure to obtain SEEQ stockholder approval was caused by the action or failure to act by SEEQ and such action or failure to act constitutes a breach by SEEQ of the merger agreement

     - by SEEQ, upon a breach of any representation, warranty, covenant or agreement on the part of LSI set forth in the merger agreement, or if any of LSI's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by LSI through the exercise of its commercially reasonable efforts, and LSI continues to exercise such commercially reasonable efforts, SEEQ may not terminate the merger agreement for 30 days after delivery of written notice from SEEQ to LSI of the breach

     - by LSI, upon a breach of any representation, warranty, covenant or agreement on the part of SEEQ set forth in the merger agreement, or if any of SEEQ's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by SEEQ through the exercise of its commercially reasonable efforts and SEEQ continues to exercise such commercially reasonable efforts LSI may not terminate the merger agreement for 30 days after delivery of written notice from LSI to SEEQ of the breach

     - by LSI if a triggering event shall have occurred

     A triggering event is deemed to occur if:

        - SEEQ's board of directors withdraws or amends or modifies in a manner adverse to LSI its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the merger

        - SEEQ fails to include in this proxy statement-prospectus the unanimous recommendation of SEEQ's board of directors in favor of the adoption and approval of the merger agreement and the approval of the merger

        - SEEQ's board of directors fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the merger agreement and approval of the merger within five business days after LSI requests in writing that such recommendation be reaffirmed at any time following the announcement of an acquisition proposal

        - SEEQ's board of directors approves or recommends any acquisition proposal

        - SEEQ enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal

        - a tender or exchange offer relating to the securities of SEEQ is commenced by a person unaffiliated with LSI, and SEEQ does not send to its securityholders within 10 business days after such tender or exchange offer is first commenced a statement disclosing that SEEQ recommends rejection of such tender or exchange offer

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

  PAYMENT OF TERMINATION FEE

     If the merger agreement is terminated by LSI because of the occurrence of a triggering event:

        - SEEQ will pay LSI an initial termination fee of $1 million; and

        - SEEQ will pay LSI an additional termination fee of $3 million no later than two days after SEEQ's entry into an agreement or letter of intent with respect to an acquisition proposal or 45 days after termination of the merger agreement, whichever is earlier.

     If the merger agreement is terminated by LSI or SEEQ because the merger is not consummated by August 27, 1999 or because SEEQ's stockholders do not approve the merger agreement, SEEQ will pay LSI a termination fee of $4 million if either of the following occur:

     - after February 21, 1999 and prior to the termination of the merger agreement a third party has announced an acquisition proposal and within nine months following the termination of the merger agreement a company acquisition is consummated

     - after February 21, 1999 and prior to the termination of the merger agreement a third party has announced an acquisition proposal and within nine months following the termination of the merger agreement SEEQ enters into an agreement or letter of intent providing for a company acquisition

     EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT. LSI and SEEQ may amend the merger agreement before completion of the merger provided we comply with applicable state law in so doing.

     Either LSI or SEEQ may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

THE STOCK OPTION AGREEMENT

     A description of certain terms of the stock option agreement between LSI and SEEQ follows. The full text is attached as Annex B to this proxy statement-prospectus. We encourage you to read the entire stock option agreement.

     The stock option agreement grants LSI the option to acquire shares of SEEQ Series B preferred stock that represent up to 19.9% of the voting power of the issued and outstanding shares of SEEQ capital stock, and that if converted into SEEQ common stock would equal 19.9% of the issued and outstanding SEEQ common stock, as of the first date when the option is exercisable. The exercise price of the option is $300 per share of SEEQ Series B preferred stock. The number of shares and the exercise price of the option are subject to adjustment to prevent dilution. Based on the number of shares of SEEQ common stock outstanding on April 30, 1999, the option would be exercisable for approximately 64,250 shares of SEEQ Series B preferred stock. LSI required SEEQ to grant this option as a prerequisite to entering into the merger agreement.

     The option is intended to increase the likelihood that the merger will be completed. Certain aspects of the stock option agreement may discourage interest in acquiring all or a significant stake in SEEQ or its assets.

     EXERCISE EVENTS. LSI may exercise the option, in whole or part, at any time or from time to time, upon the occurrence of any of the following events:

     - the termination of the merger agreement by LSI because of the occurrence of a triggering event

     - if either LSI or SEEQ terminates the merger agreement because (1) the merger is not consummated by August 27, 1999 or (2) the stockholders of SEEQ fail to approve and adopt the merger agreement and approve the merger, then the option will become exercisable upon the earlier of:

        - the consummation of a company acquisition that occurs within nine months after the termination of the merger agreement if a third party announced an acquisition proposal after February 21, 1999 and prior to the termination of the merger agreement

        - SEEQ's entering into an agreement or letter of intent for a company acquisition within nine months after the termination of the merger agreement if a third party announced an acquisition proposal after February 21, 1999 and prior to the termination of the merger agreement

        - immediately prior to the completion of a tender or exchange offer for a company acquisition

     TERMINATION. The option will terminate upon the earliest of any of the following:

     - completion of the merger

     - 9 months after termination of the merger agreement based on a failure of the merger to be consummated by August 27, 1999 or the failure to obtain the required approval of SEEQ stockholders if no event causing the termination fee to become payable has occurred

     - 12 months after termination of the merger agreement based on the occurrence of a triggering event

     - if the merger agreement is terminated based on a failure of the merger to be completed by August 27, 1999 or the failure to obtain the required approval of SEEQ stockholders and an event causing the termination fee to become payable has occurred, 12 months after payment of the termination fee

     - the date on which the merger agreement is terminated if neither a triggering event nor the announcement of an acquisition proposal by a third party has occurred on or prior to the date of such termination

     REPURCHASE AT THE OPTION OF LSI. During the period when the option is exercisable, LSI may require SEEQ to repurchase from LSI the unexercised portion of the option and all the shares of SEEQ stock purchased by LSI pursuant to the option that LSI then owns.

     ECONOMIC BENEFIT TO LSI IS LIMITED. If SEEQ has paid LSI the $4 million termination fee under the merger agreement, the stock option agreement limits the additional economic benefit of such agreement to LSI to $2 million. If LSI receives an aggregate amount as a termination fee under the merger agreement and/or as proceeds in connection with any sales or other dispositions of shares purchased pursuant to the exercise of the option, plus any dividends on such shares, of more than $6.0 million, then LSI must remit the excess of such sum less the exercise price paid by LSI to exercise the option to SEEQ.

     ACCOUNTING CONSEQUENCES OF EXERCISABILITY OF OPTION. If the option becomes exercisable, SEEQ may not be able to account for future transactions under the pooling of interests accounting method for some period of time.

     REGISTRATION RIGHTS. The stock option agreement grants certain registration rights to LSI with respect to the shares of SEEQ stock represented by the option.

VOTING AGREEMENTS

     LSI required SEEQ stockholders Gary R. Fish, Christopher E. Mann, Phillip
J. Salsbury, James D. Middleton, Alan V. Gregory, Charles Giancarlo and Robert
C. Frostholm to enter into voting agreements.

By entering into the voting agreements these SEEQ stockholders have irrevocably appointed LSI as their lawful attorney and proxy. These proxies give LSI the limited right to vote the shares of SEEQ common stock beneficially owned by these SEEQ stockholders, including shares of SEEQ common stock acquired after the date of the voting agreements, in favor of the approval and adoption of the merger agreement, in favor of the merger and in favor of each other matter that could reasonably be expected to facilitate the merger. These SEEQ stockholders may vote their shares of SEEQ common stock on all other matters.

     As of the record date, the SEEQ stockholders who entered into voting agreements collectively beneficially owned 765,007 shares of SEEQ common stock which represented approximately 2.4% of the outstanding SEEQ common stock. None of the SEEQ stockholders who are parties to the voting agreements were paid additional consideration in connection with them.

     Each SEEQ stockholder who is a party to a voting agreement agreed not to sell the SEEQ stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the date of the merger, unless the transfer is in accordance with any affiliate agreement between the stockholder and LSI and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement.

     The SEEQ stockholders' voting agreements will terminate upon the earliest to occur of the termination of the merger agreement and the date of the merger. The form of voting agreement entered into by certain SEEQ stockholders is attached to this proxy statement-prospectus as Annex C, and you are urged to read it in its entirety.

SEEQ AFFILIATE AGREEMENTS

     As an inducement to LSI to enter into the merger agreement, each member of the SEEQ board of directors and certain officers of SEEQ and certain stockholders of SEEQ has executed an affiliate agreement. Under the affiliate agreements, these persons have agreed not to sell or otherwise dispose of, or to reduce their risk relative to, any shares of SEEQ common stock owned by them during the period beginning 35 days prior to the merger and ending two trading days after LSI publicly announces financial results covering at least 30 days of combined operations of LSI and SEEQ. Also under the affiliate agreements, LSI will be entitled to place appropriate legends on the certificates evidencing any LSI common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the LSI common stock. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of LSI common stock to be received by them in the merger.

OPERATIONS AFTER THE MERGER

     Following the merger, the membership of LSI's board of directors will remain unchanged as a result of the merger. The stockholders of SEEQ will become stockholders of LSI, and their rights as stockholders will be governed by the LSI Restated Certificate of Incorporation, as currently in effect, the LSI Restated Bylaws and the laws of the State of Delaware. See "Comparison of Rights of Holders of SEEQ Common Stock and LSI Common Stock" beginning on page 114 of this proxy statement-prospectus.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the merger, using the pooling of interests method of accounting.

     The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined financial statements including the notes thereto are qualified in their entirety by reference to and should be read in conjunction with, the respective historical consolidated financial statements and notes thereto of LSI and SEEQ included elsewhere in this proxy statement-prospectus. The unaudited pro forma information neither includes nor assumes any benefits from cost or operational savings resulting from the merger.

     The unaudited pro forma condensed combined balance sheet as of March 28, 1999 gives effect to the merger as if it had occurred on March 28, 1999, and combines the unaudited consolidated balance sheet of LSI as of March 28, 1999 and the unaudited condensed balance sheet of SEEQ as of March 28, 1999.

     The unaudited pro forma condensed combined statements of operations for all periods presented give effect to the merger as if it had occurred on January 1, 1996. The fiscal years of LSI and SEEQ are different. LSI expects that upon consummation of the merger, SEEQ will change its fiscal year end to coincide with that of LSI. For the purpose of the unaudited pro forma condensed combined statements of operations for the fiscal years 1996, 1997, 1998 and three months ended March 29, 1998 and March 28, 1999, SEEQ's consolidated statement of operations for the fiscal years ended September 29, 1996, September 28, 1997, the 12 months ended December 27, 1998 and the three months ended March 29, 1998 and March 28, 1999 have been combined with LSI's consolidated statements of operations for the fiscal years ended December 29, 1996, December 31, 1997, December 31, 1998 and the three months ended March 29, 1998 and March 28, 1999.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 REFLECTING LSI
                       AFTER GIVING EFFECT TO THE MERGER
                                 MARCH 28, 1999
                                 (IN THOUSANDS)

                                                                         PRO FORMA     PRO FORMA
                                                LSI          SEEQ       ADJUSTMENTS     COMBINED
                                             ----------    ---------    -----------    ----------
ASSETS
Cash, cash equivalents and short-term
  investments..............................  $  282,357    $   8,970      $    --      $  291,327
Accounts receivable, net...................     282,970        4,937           --         287,907
Inventories................................     171,850        4,053           --         175,903
Other current assets.......................     106,995          514           --         107,509
                                             ----------    ---------      -------      ----------
          Total current assets.............     844,172       18,474           --         862,646
                                             ----------    ---------      -------      ----------
Property and equipment, net................   1,310,920        6,039           --       1,316,959
Other assets...............................     492,648          145           --         492,793
                                             ----------    ---------      -------      ----------
          Total assets.....................  $2,647,740    $  24,658      $    --      $2,672,398
                                             ==========    =========      =======      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable...........................  $  178,779    $   3,859      $    --      $  182,638
Accrued liabilities........................     149,845        2,137        5,000         156,982
Income taxes payable.......................      31,691           --           --          31,691
Current portion of long-term obligations...      40,624        1,583           --          42,207
                                             ----------    ---------      -------      ----------
          Total current liabilities........     400,939        7,579        5,000         413,518
                                             ----------    ---------      -------      ----------
Long-term obligations......................     680,049        3,588           --         683,637
Deferred tax liabilities...................     135,731           --           --         135,731
                                             ----------    ---------      -------      ----------
          Total liabilities................   1,216,719       11,167        5,000       1,232,886
                                             ----------    ---------      -------      ----------
Minority interest in subsidiaries..........       5,211           --           --           5,211
Stockholders' equity:
  Preferred stock..........................          --           --           --              --
  Common stock.............................   1,015,803      125,965           --       1,141,768
  Retained earnings/(accumulated
     deficit)..............................     393,088     (112,474)      (5,000)        275,614
  Accumulated other comprehensive income...      16,919           --           --          16,919
                                             ----------    ---------      -------      ----------
          Total stockholders' equity.......   1,425,810       13,491       (5,000)      1,434,301
                                             ----------    ---------      -------      ----------
          Total liabilities and
            stockholders' equity...........  $2,647,740    $  24,658      $    --      $2,672,398
                                             ==========    =========      =======      ==========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                 REFLECTING LSI
                       AFTER GIVING EFFECT TO THE MERGER
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                YEAR ENDED                    THREE MONTHS ENDED
                                  --------------------------------------    ----------------------
                                   DEC. 29,      DEC. 31,      DEC. 31,     MARCH 29,    MARCH 28,
                                     1996          1997          1998         1998         1999
                                  ----------    ----------    ----------    ---------    ---------
Revenues........................  $1,270,032    $1,321,698    $1,516,891    $332,730     $463,617
                                  ----------    ----------    ----------    --------     --------
Costs and expenses:
  Cost of revenues..............     715,682       694,651       884,598     187,548      301,891
  Research and development......     187,755       229,665       291,125      64,914       76,523
  Selling, general and
     administrative.............     171,402       196,077       226,258      45,197       61,489
  Acquired in-process research
     and development............          --         2,850       145,500          --           --
  Restructuring of operations
     and other nonrecurring
     charges....................          --            --        75,400          --       (1,977)
  Amortization of intangibles...       3,869         4,472        22,369       1,386       11,207
                                  ----------    ----------    ----------    --------     --------
          Total costs and
            expenses............   1,078,708     1,127,715     1,645,250     299,045      449,133
                                  ----------    ----------    ----------    --------     --------
Income/(loss) from operations...     191,324       193,983      (128,359)     33,685       14,484
Interest expense................     (13,850)       (1,854)       (8,865)        (80)     (10,580)
Interest income and other,
  net...........................      30,580        34,841         7,719       8,068        1,754
                                  ----------    ----------    ----------    --------     --------
Income/(loss) before income
  taxes, minority interest and
  cumulative effect of change in
  accounting principle..........     208,054       226,970      (129,505)     41,673        5,658
Provision for income taxes......      57,520        60,868         9,905      10,199        1,630
                                  ----------    ----------    ----------    --------     --------
Income/(loss) before minority
  interest and cumulative effect
  of change in accounting
  principle.....................     150,534       166,102      (139,410)     31,474        4,028
Minority interest in net income
  of subsidiaries...............         499           727            68          58           18
                                  ----------    ----------    ----------    --------     --------
Income/(loss) before cumulative
  effect of change in accounting
  principle.....................     150,035       165,375      (139,478)     31,416        4,010
Cumulative effect of change in
  accounting principle..........          --        (1,440)           --          --      (91,774)
                                  ----------    ----------    ----------    --------     --------
Net income/(loss)...............  $  150,035    $  163,935    ($ 139,478)   $ 31,416     $(87,764)
                                  ==========    ==========    ==========    ========     ========
Net income/(loss) per share
  Basic.........................  $     1.13    $     1.16    $    (0.97)   $   0.22     $  (0.60)
  Diluted.......................  $     1.07    $     1.12    $    (0.97)   $   0.22     $  (0.59)
Shares used in per share
  calculation
  Basic.........................     132,192       141,894       144,195     143,595      145,205
  Diluted.......................     146,503       147,551       144,195     145,098      147,923

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                         COMBINED FINANCIAL STATEMENTS

NOTE (1) PRO FORMA BASIS OF PRESENTATION

     Since the fiscal years of LSI and SEEQ differ, the financial statements of SEEQ have been recast for the most recently completed fiscal year of LSI and are presented for the 12-month period ended December 31, 1998. The periods combined for purposes of the unaudited pro forma condensed combined financial statements are as follows:

LSI(a)                                     SEEQ
-----------------------------------------  -----------------------------------------
Three months ended March 28, 1999          Three months ended March 28, 1999
Three months ended March 29, 1998          Three months ended March 29, 1998
Fiscal year ended December 31, 1998        Twelve months ended December 27, 1998(b)
Fiscal year ended December 31, 1997        Fiscal year ended September 28, 1997(a)
Fiscal year ended December 29, 1996        Fiscal year ended September 29, 1996(a)

---------------

(a) Fiscal years and quarters presented are based on historical financial data.

(b) SEEQ results of operations for the twelve month period ended December 31, 1998 include the results of operations for the fiscal year ended September 27, 1998 plus the results of operations for the three month period ended December 27, 1998 less the results of operations for the three month period ended December 28, 1997. SEEQ revenues and net loss for the twelve month period ended December 27, 1998 were $26 million and $8 million, respectively. SEEQ revenues and net income for the three month period ended December 28, 1997 were $8 million and $1 million, respectively.

     These unaudited pro forma financial statements assume the issuance of 3,532,000 shares of LSI common stock and options in exchange for SEEQ common stock and options outstanding as of March 28, 1999 in connection with the merger, based on an exchange ratio for common stock outstanding at that date (assuming the exchange ratio is 0.1095 of a share of LSI common stock for each share of SEEQ common stock):

Number of shares of LSI Logic common stock exchanged........    3,532,000
Number of shares of LSI Logic common stock outstanding at
  March 28, 1999............................................  141,852,000
Number of shares of combined company common stock after the
  completion of the merger..................................  145,384,000

     The actual number of shares of LSI common stock to be issued will be determined at the closing of the merger based upon SEEQ's capitalization at that date and LSI's trading price for the 10 consecutive trading days ending on the trading day immediately before the merger is completed.

NOTE (2) UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

     LSI and SEEQ estimate they will incur direct transaction costs of approximately $5 million associated with the merger, consisting primarily of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations as incurred. These charges have been reflected in the unaudited pro forma condensed combined balance sheet but have not been included in the unaudited pro forma condensed combined statement of operations.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

     It is expected that following the merger, the combined company will incur additional costs or charges, which are not currently reasonably estimable, to reflect costs associated with integrating the two companies. These costs or charges have not been reflected in the unaudited pro forma condensed combined balance sheet or statements of operations as such costs cannot be accurately estimated at this time pending finalization of certain operating decisions by management as to the manner and timing of consolidating the operations. There can be no assurance that the combined company will not incur additional merger-related costs or charges or that management will be successful in its efforts to integrate the operations of the two companies.

NOTE (3) UNAUDITED PRO FORMA NET INCOME/(LOSS) PER SHARE

     The following table reconciles the number of shares used in the pro forma per share calculations to the numbers set forth in LSI and SEEQ historical statements of operations:

                SHARES USED IN PRO FORMA PER SHARE CALCULATIONS
                                 (IN THOUSANDS)

                                                YEAR ENDED                    THREE MONTHS ENDED
                                ------------------------------------------   ---------------------
                                DECEMBER 29,   DECEMBER 31,   DECEMBER 31,   MARCH 29,   MARCH 28,
                                    1996           1997           1998         1998        1999
                                ------------   ------------   ------------   ---------   ---------
SHARES USED IN BASIC PER SHARE
  CALCULATIONS
Historical -- LSI.............     128,899        138,576        140,799      140,242     141,674
Historical -- SEEQ............      30,070         30,305         31,015       30,624      32,251
As converted -- SEEQ..........       3,293          3,318          3,396        3,353       3,531
Pro forma combined............     132,192        141,894        144,195      143,595     145,205
SHARES USED IN DILUTED PER
  SHARE CALCULATIONS(1)
Historical -- LSI.............     142,983        144,027        140,799      141,590     144,151
Historical -- SEEQ............      32,148         32,180         31,015       32,036      34,451
As converted -- SEEQ..........       3,520          3,524          3,396        3,508       3,772
Pro forma combined............     146,503        147,551        144,195      145,098     147,923

---------------
(1) Diluted per share calculations do not include common equivalents associated with convertible notes and options and warrants in periods where their effect is anti-dilutive.

                                BUSINESS OF LSI

GENERAL

     LSI is a leader in the design, development, manufacture and marketing of complex, high performance integrated circuits and storage systems.

     LSI operates predominately in the semiconductor industry segment. LSI offers products and services for a variety of electronic systems applications. LSI's products are marketed primarily to original equipment manufacturers ("OEMs") of products targeted for the following applications:

     - Networking;

     - Telecommunications and wireless;

     - Computers;

     - Consumer products; and

     - Storage.

     In August 1998, LSI acquired Symbios, Inc., a producer and supplier of semiconductors and high-end data storage systems. Through this acquisition, LSI expanded its product offerings and systems-level capabilities and began marketing established lines of high performance data storage management and storage systems solutions. Although LSI's storage systems business occupies a separate industry segment, post-acquisition financial data attributable to that segment did not meet the requirements for separate reporting of segment financial information in accordance with Statement of Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."

     LSI uses advanced process technology and design methodologies to design, develop and manufacture highly complex integrated circuits. LSI's semiconductor products primarily include application specific integrated circuits designed for specific applications defined by the customer and standard products for applications selected by LSI.

     LSI has developed methods of designing integrated circuits based on a library of building blocks of industry-standard electronic functions, interfaces and protocols. Among these is LSI's CoreWare(R) design methodology. LSI's advanced submicron manufacturing process technologies allow its customers to combine one or more CoreWare library elements with memory and their own proprietary logic to integrate a highly complex, system-level solution on a single chip. (LSI's G10(R), G11(TM) and G12(TM) submicron process technologies are more fully described in the section on Manufacturing below.) LSI has developed and uses complementary metal oxide semiconductor ("CMOS") process technologies to manufacture its integrated circuits.

     LSI was incorporated in California on November 6, 1980, and was reincorporated in Delaware on June 11, 1987. LSI's principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and LSI's telephone number at that location is (408) 433-8000. LSI's home page on the Internet is at www.lsilogic.com.

BUSINESS STRATEGY

     LSI's objective is to continue to be an industry leader in the design and manufacture of highly integrated, complex integrated circuits and other electronic components and system-level products that provide its customers with silicon-based system-level solutions. To achieve this objective, LSI incorporates the following key elements into its business strategy:

     - Emphasize CoreWare Methodology and System-on-a-Chip Capability. LSI's CoreWare design methodology enables the integration of one or more pre-designed circuit elements with customer-specified elements and memory to create system capabilities on a single chip. For customers, this means higher product complexity, greater differentiation and faster time to market. LSI has used this design methodology to develop a line of proprietary ASSPs that provide standard off-the-shelf solutions in application areas including DVD, digital camera and digital video broadcasting.

     - Target Growth Markets and Selected Customers. LSI concentrates its marketing and sales efforts on leading OEM customers in targeted growth markets. LSI's focus on specific market applications allows LSI to build relevant applications engineering expertise.

     - Promote Highly Integrated Design and Manufacturing Technology. LSI uses proprietary and leading third-party electronic design automation ("EDA") software design tools. LSI's design tool environment is highly integrated with LSI's manufacturing process requirements so that it will accurately simulate product performance. This reduces design time and project cost. LSI continually evaluates and, as appropriate, develops expertise with third party EDA tools from leading and emerging suppliers of such products.

     - Provide Flexibility in Design Engineering. LSI offers a broad range of design and manufacturing support to its customers in implementing their product specifications. A customer may use its own engineers to implement a design, use LSI's engineers on a "turn-key" basis to completely design their ASICs, or collaborate with LSI in a combined engineering effort. This allows customers substantial flexibility in how they proceed with an ASIC design project.

     - Maintain High-Quality and Cost-Effective Manufacturing. LSI operates its own manufacturing facilities in order to control its deployment of advanced wafer fabrication technology, its manufacturing costs and its response to customer delivery requirements. LSI manages the availability of internal manufacturing capacity predominantly to satisfy demand for LSI's products. LSI also uses independent wafer foundry services when appropriate and may seek to fill unused capacity in LSI's own foundries by offering such services to third parties. LSI performs substantially all of its packaging, assembly and final test operations through subcontractors in the Far East. LSI's production operations in the U.S. and Japan, as well as all of LSI's assembly and test subcontractors in the Far East, are ISO certified, an important international measure for quality.

     - Offer Worldwide Services. LSI markets its products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors. LSI markets its storage system products to OEMs and to end users through value-added resellers. LSI's extensive network of design centers allows LSI to provide customers with highly experienced engineers to interact with customer engineering management and system architects to develop designs for new products and to provide continuing after-sale customer support.

     - Develop and Drive Industry Standards to Achieve Market Advantage. LSI has been a leader in developing and promoting important industry standard architectures, functions, protocols and interfaces. LSI believes that this strategy will enable it to quickly launch new standards-based products, allowing LSI and its customers to achieve time-to-market and other competitive advantages.

PRODUCTS AND SERVICES

     LSI designs, manufactures, markets and sells semiconductor products and storage systems solutions.

     In its semiconductor business, LSI primarily manufactures, markets and sells ASICs. ASICs are semiconductors that are designed for a unique, customer-specified application. LSI also markets and sells a variety of integrated standard components called ASSPs that are designed by LSI for specific electronic systems applications. LSI's ASSPs are sold to multiple customers, such as OEMs, who offer system-level products using applications for which LSI's ASSPs are designed. Both LSI's ASICs and ASSPs are manufactured using LSI's proprietary process technologies.

     LSI's semiconductor products are increasingly based upon LSI's cell-based technology. This technology allows LSI to design products using predefined circuit elements, called cells, that are standard building blocks of electronic functions. These cells can be integrated into a product to implement a customer's design specifications. LSI's emphasis on its newer cell-based product lines reflects the market preference for developing advanced integrated circuit products. Customers obtain greater flexibility in the design of system level products using cell-based technology than is available in an array-based methodology which limits the placement of circuits to a fixed grid. LSI also continues to manufacture and sell gate-array products which were designed using prior technologies.

     LSI's CoreWare design methodology offers a comprehensive design approach for creating a system on a chip efficiently, predictably and rapidly. LSI's CoreWare libraries include predesigned implementations of industry standard electronic functions, interfaces and protocols. Some of these are targeted for specific types of products, and others can be used in a variety of product applications. Examples of the cores which are targeted for specific applications are:

     - Switched Ethernet/Fast Ethernet/Gigabit Ethernet for networking and communications;

     - Fibre Channel for storage applications;

     - IEEE 1394 for storage and consumer product applications; and

     - Audio/video encoders and decoders for consumer products.

     Cores that can be used in product applications across a broad range of product markets include:

     - The MiniRISC(R) family of MIPS-based RISC (reduced instruction set computing) processor cores;

     - The GigaBlaze(R) SeriaLink(R) transceiver core;

     - The ARM(R) CPU core;

     - The OakDSPCore(R) digital signal processor core; and

     - The HyperPHY high speed I/O (input/output) transceiver core.

     LSI's acquisition of Symbios, Inc. resulted in a significant expansion of LSI's product lines designed for applications involving data storage and transmission between a host computer and peripheral devices such as disk drives, scanners and printers. LSI offers many industry standard I/O technologies, such as SCSI (small computer system interface, pronounced "skuzzy"), Fibre Channel, PCI (peripheral component interface), IEEE 1394, USB (universal serial bus) and I2O (intelligent I/O) compliant software.

     In addition to LSI's integrated circuit products, LSI develops and markets high-performance data storage management and storage system solutions. These products are targeted at key data storage applications, including:

     - On-line transaction processing;

     - Data warehousing;

     - Internet servers;

     - Electronic commerce;

     - Video delivery, editing and production; and

     - Migration of mission critical applications off mainframe computers.

     LSI offers a comprehensive array of storage products that can be integrated on a component basis or aggregated into a complete storage solution. This broad array of products includes the following:

     - Host adapter boards ("HAB");

     - Drive enclosures;

     - Disk array controllers; and

     - Complete Redundant Array of Independent Disks ("RAID") storage systems.

     LSI also develops and markets storage management software called SYMplicity(TM) Storage Manager. To meet open computing standards, LSI's storage solutions products are designed to operate within the Windows NT, UNIX and Novell operating systems environments.

     In addition to the product offerings mentioned above, LSI continues to expand its design services. The semiconductor design flow is an interactive process involving participation by both LSI and its customer. LSI seeks to engage customers early in their new system product development process. LSI provides advice on product design strategies to optimize product performance and suitability for the targeted application. LSI also offers design engineering and consulting services in the areas of system architecture and system level design simulation, verification and synthesis used in the development of complex integrated circuits. In offering a wide variety of design services, LSI allows the customer to determine LSI's level of participation in the design process.

     LSI makes various circuit elements from its library available to LSI's customers. These range from simple cells to larger and more complex elements and silicon structures called macrocells, megacells and megafunctions. The most complex of these cells are the cores that make up LSI's CoreWare library.

     LSI's software design tool environment supports and automatically performs key elements of the design process from circuit concept to physical layout of the circuit design. The design tool environment features a combination of internally developed proprietary software and third party tools which are highly integrated with our manufacturing process requirements. The design environment includes expanded interface capabilities with a range of third party tools from leading EDA vendors such as Cadence Design Systems, Inc., Mentor Graphics Corporation, Synopsys, Inc., and Avant! Corporation, and features hardware/software co-verification capability.

     After completion of the ASIC engineering design effort, LSI produces and tests prototype circuits for shipment to the customer. LSI then begins volume production of integrated circuits that have been developed through one or more of the arrangements described above in accordance with the customer's quantity and delivery requirements.

MARKETING AND CUSTOMERS

     LSI primarily markets its products and services to leading OEMs that develop and manufacture products for the following applications:

     - Networking. LSI's products are used in local area network ("LAN") and wide area network ("WAN") equipment such as hubs, routers and switches. Drawing from LSI's CoreWare library, customers can use RISC processors, digital signal processors ("DSPs"), HyperPHY high speed transceiver cores, and Ethernet cores, including LSI's GigaBlaze core capable of transmission at more than one gigabit per second. LSI also offers mixed-signal (digital and analog) integration and ASSPs such as the ATMizer(R) family of products that supports segmentation and reassembly, or SAR, functions on a single chip.

     - Telecommunications and Wireless. LSI provides its telecommunications customers with a blend of high performance, high integration and low power solutions for Internet access, switching, digital WAN and residential broadband applications. Wireless customers benefit from strong microprocessor and DSP core offerings, mixed-signal functions, industry standard buffers and interfaces, and a range of ASSPs including LSI's Cablestream(TM) QAM receiver.

     - Consumer. LSI targets high-volume consumer product applications with advanced digital technology and complete system solutions. LSI's products have been designed into video games and digital set-top box systems for satellite, cable and terrestrial TV reception. LSI also offers highly integrated, cost-effective ASSP solutions for digital cameras and DVD player and PC applications.

     - Computer. LSI provides tools, libraries, semiconductor processes and packaging products which enable its OEM customers to reliably develop high performance, high complexity designs for leading edge computer systems. For the office automation market, LSI provides a suite of MIPS(R) and ARM embedded processors and industry standard bus interface cores such as USB, IEEE 1394 and PCI.

     - Storage Components. LSI designs and manufactures semiconductor components and HABs that facilitate data storage and transmission between a host computer and peripheral devices such as disk drives, scanners and printers. LSI offers many industry standard I/O technologies, such as SCSI, Fibre Channel, PCI, IEEE 1394, USB and I2O compliant software.

     - Storage Systems. LSI develops and markets scaleable and integrated hardware and software solutions for the enterprise market. To provide its OEM customers with the flexibility to create differentiated products, LSI offers a broad array of storage products that can be integrated on a component basis or aggregated into a complete storage solution. This broad array of products includes drive enclosures, disk array controllers and complete RAID storage systems.

     In each of the foregoing applications LSI seeks to leverage its systems-level ASIC strength to the benefit of acknowledged market leaders. LSI recognizes that this strategy may result in increased dependence on a limited number of customers for a substantial portion of its revenues. It is possible that LSI will not achieve significant sales volumes from one or more of the customers or applications LSI has selected. This could result in lower revenues and higher unit costs due to an underutilization of resources.

     LSI markets its semiconductor products and services primarily through its network of direct sales and marketing and field engineering offices located in North America, Europe, Japan and elsewhere in Pan-Asia. In 1998, LSI opened a representative office in Beijing, China. LSI also uses independent distributors and sales representatives. Distributors typically offer customers engineering support and purchase product from us for resale to their customers. Sales representatives facilitate sales by LSI directly to customers and typically do not carry inventory. International sales are subject to risks common to export activities, including governmental regulations, tariff increases and other trade barriers and currency fluctuations.

     LSI sells its storage hardware and software solutions primarily to OEMs. However, LSI also sells its RAID storage systems to resellers, system integrators and distributors under the brand name MetaStor(R).

     In 1998, Sony Corporation accounted for approximately 12% of LSI's revenues. No other customer accounted for greater than 10% of total revenue. LSI fills Sony's orders as they are placed and accepted. Sony is not obligated to purchase LSI's products before such orders have been accepted. Although LSI does not currently foresee any reduction in volume of products ordered by Sony, a significant decline in product orders could have a material adverse impact on LSI's operating results and financial condition.

MANUFACTURING

     LSI's semiconductor manufacturing operations convert a design into packaged silicon chips and support customer volume production requirements. Manufacturing begins with fabrication of custom diffused silicon wafers. Layers of metal interconnects are deposited onto the wafer and patterned using customized photo masks. Wafers are then tested, cut into die and sorted. The die that pass initial tests are then sent to the assembly process where the fabricated circuits are encapsulated into ceramic or plastic packages. The finished devices undergo additional testing and quality assurance before shipment. Dedicated computer systems are used in this comprehensive testing sequence. The test programs use the basic functional test criteria from the design simulation. For ASICs the functional test criteria are specified by the customer.

     LSI owns and operates manufacturing facilities in the United States, Japan and Hong Kong. LSI utilizes various high performance CMOS process technologies in the volume manufacture of its products. LSI's advanced manufacturing facilities feature highly specialized chemical mechanical polishing equipment which increase yields and allow for higher levels of chip customization. The production operations are fully computer integrated to increase efficiency and reduce costs.

     Semiconductor process technologies are identified in terms of the size of the channel length within the transistors, measured in millionths of a meter called "microns." The measurement of the channel length is expressed in two ways: effective electrical channel length and drawn gate length. The effective channel length is smaller than the drawn gate length. In this proxy statement-prospectus, we use the effective channel length to identify our process technologies.

     LSI's advanced submicron manufacturing processes are capable of producing products with an effective electrical channel length within each transistor as small as 0.18 micron (G11 process technology) allowing for up to 24,000,000 usable gates on a single chip. LSI's G10 process technology is capable of producing 0.25 micron products. During the first quarter of 1998, LSI announced its next generation 0.13 micron G12 process technology, which is planned to be ready for production in the fourth quarter of 1999. These advanced process technologies allow for greater circuit density and increased functionality on a single chip.

     Substantially all of LSI's wafers are fabricated in facilities in Tsukuba, Japan, Colorado Springs, Colorado and LSI's new factory in Gresham, Oregon. In the fall of 1998, LSI announced that the older of the two Tsukuba factories, which produces the 0.38 micron products, will be closed in 1999 after eleven years of service. This action was taken as part of a comprehensive restructuring and cost reduction plan.

     The new manufacturing facility in Gresham, Oregon, began volume production in December 1998. Located on 325 acres outside of Portland, the facility is equipped for advanced manufacturing operations and is designed to accommodate LSI's expansion requirements well into the foreseeable future. The Gresham plant is equipped to produce eight-inch wafers hosting products manufactured to the G10 and G11 processes.

     The manufacturing of LSI's HABs and other storage system products involves the assembly and testing of components, including LSI's semiconductors, which are then integrated into final products. LSI's storage system products are assembled and tested internally. LSI utilizes subcontractors for the assembly and test of its HABs.

     LSI's fixed costs for manufacturing are high and are expected to remain high because LSI must continually make significant capital expenditures and add new advanced capacity in order to remain competitive. If demand for LSI's products does not absorb the additional capacity, the increase in fixed costs and operating expenses related to increases in production capacity may result in a material adverse impact on LSI's operating results and financial condition. Additional risk factors are set forth in the section entitled "Risk Factors" beginning on page 14 of this proxy statement-prospectus.

     LSI has developed a high-density interconnect packaging technology, known as Flip Chip, which essentially replaces the wires that connect the edge of the die to a package with solder bumps spread over the entire external surface of the die. This technology enables LSI to reach exceptional performance and lead count levels in packages required for process technologies of 0.18 micron and below. LSI also offers a mini ball grid array package that features a smaller package size without sacrificing electrical and thermal performance, and LSI also offers a wide array of ceramic and plastic wirebond packaging options.

     Final assembly (i.e., encapsulation in a plastic or ceramic package) and test operations are conducted by LSI's Hong Kong affiliate through independent subcontractors in the Philippines, Malaysia, Korea and Hong Kong. LSI performs ceramic package assembly for its products at its Fremont, California facility.

     Both manufacturing and sales of LSI's products may be impacted by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect LSI's ability to manufacture or sell products in or into foreign markets. The ongoing economic crisis in Asia could affect the viability of LSI's assembly and test subcontractors in that area. LSI cannot guarantee that current arrangements with LSI's component suppliers or assembly, testing and packaging subcontractors will continue, and LSI does not maintain an extensive inventory of assembled components. The failure to secure assembly and test capacity could affect LSI's sales and result in a material adverse impact on LSI's operating results and financial condition.

     Although there has been no evidence of problems, it is still impossible to predict the effects on Hong Kong business operations of the 1997 reversion of Hong Kong to the Peoples' Republic of China ("PRC"). LSI's Hong Kong subsidiary exercises primary control over LSI's manufacturing and assembly and test operations. If the PRC were to attempt to control or otherwise impose increased governmental influence over business activities in Hong Kong, LSI's operations could be adversely affected. Additional risk factors are set forth in the section entitled "Risk Factors" beginning on page 14 of this proxy statement-prospectus.

     Development of advanced manufacturing technologies in the semiconductor industry frequently requires that critical selections be made as to those vendors from which essential equipment (including future enhancements) and after-sales services and support will be purchased. Some of LSI's equipment selections require that LSI procure certain specific types of materials or components specifically designed to our specifications. Therefore, when LSI implements specific technology choices, LSI may become dependent upon certain sole-source vendors. Accordingly, LSI's capability to switch to other technologies and vendors may be substantially restricted and may involve significant expense and delay in LSI's technology advancements and manufacturing capabilities.

     The semiconductor equipment and materials industries also include a number of vendors that are relatively small and have limited resources. Several of these vendors provide equipment and or services to LSI. LSI does not have long-term supply or service agreements with vendors of certain critical items, and shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. Given the limited number of suppliers of certain of the materials and components used in LSI's products, if LSI experiences difficulty in obtaining essential materials in the future LSI cannot assure you that alternative suppliers would be available to meet LSI's needs, or that if available, such suppliers would provide components in a timely manner or on favorable terms. Should LSI experience such disruptions, LSI's operations could be materially affected, which could have a material adverse impact on LSI's operating results and financial condition. LSI's operations also depend upon a continuing adequate supply of electricity, natural gas and water.

     LSI's manufacturing facilities incorporate sophisticated computer integrated manufacturing systems which depend upon a mix of our proprietary software and systems and software purchased from third parties. Failure of these systems would cause a disruption in the manufacturing process and could result in a delay in completion and shipment of products. Based on LSI's assessment of the Year 2000 issues, LSI believes that the operation of the computer integrated manufacturing systems will not be adversely impacted by the Year 2000. However, LSI cannot assure you that a significant disruption in the system resulting from a Year 2000 related issue will not occur. If the computer integration system fails for this or any other reason, there could be a material adverse impact on LSI's operating results and financial condition.

     Additional risk factors are set forth in the section entitled "Risk Factors" beginning on page 14 of this proxy statement-prospectus.

BACKLOG

     Generally, LSI does not have long-term volume purchase contracts with its customers. Instead, customers place purchase orders that are subject to acceptance by LSI. The timing of the performance of design services and the placement of orders included in LSI's backlog at any particular time are generally within the control of the customer. For example, there could be a significant time lag between engagement for design services and the delivery of a purchase order for the product. Or a customer may from time to time revise delivery quantities or delivery schedules to reflect changes in the customer's needs. For these reasons, LSI's backlog as of any particular date is not a meaningful indicator of future sales.

COMPETITION

     The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence, evolving industry standards, and price erosion. Many of LSI's competitors are larger, diversified companies with substantially greater financial resources. Some of these also are customers who have internal semiconductor design and manufacturing capacity. LSI also competes with smaller and emerging companies whose strategy is to sell products into specialized markets or to provide a portion of the products and services which we offer.

     LSI's major competitors include large domestic companies such as IBM Corporation, Lucent Technologies, Inc., Motorola, Inc. and Texas Instruments, Inc. LSI also faces competition from large foreign corporations, including Toshiba Corporation, NEC Corporation and SGS Thomson Microelectronics, S.A.

     The principal competitive factors in the industry include:

     - Design capabilities (including EDA programs, cell libraries and engineering skills);

     - Quality of the products and services delivered;

     - Product functionality;

     - Delivery time; and

     - Price.

     In addition, standard products and system level offerings compete on the following factors:

     - Quality of system integration;

     - Existence and accessibility of differentiating features; and

     - Quality and availability of supporting software.

     LSI believes that LSI presently compete favorably with respect to these factors. It is possible, however, that other custom design approaches or competing system level products will be developed by others which could have a material adverse impact on LSI's competitive position.

     LSI is increasingly emphasizing LSI's CoreWare design methodology and system-on-a-chip capability. Competitive factors that are important to the success of this strategy include:

     - Selection, quantity and quality of LSI's CoreWare library elements;

     - LSI's ability to offer its customers systems level expertise; and

     - Quality of software to support system-level integration.

     Although there are other companies that offer similar types of products and related services, LSI believes that it currently competes favorably with those companies. However, competition in this area is increasing, and LSI cannot assure you that its CoreWare methodology approach and product offerings will continue to receive market acceptance.

     LSI also competes in the storage systems market, which is characterized by many of the same pressures found in the semiconductor industry. LSI believes that important competitive factors in the storage systems market include the following:

     - Product performance and price;

     - Support for new industry and customer standards;

     - Scalability;

     - Features and functionality; and

     - Reliability, technical service and support.

     LSI's failure to compete successfully with respect to any of these or other factors could have a material adverse effect on LSI's results of operations and financial condition. LSI's storage system products compete primarily with products from independent storage providers such as Adaptec, the

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

CLARiiON business unit of Data General Corporation, EMC Corporation, MTI Technologies, Inc., Mylex Corporation and Network Appliance, Inc. In addition, many of LSI's current customers in this market, as well as certain potential customers, also have internal storage divisions which produce products that compete directly or indirectly with LSI's storage system products. LSI cannot assure you that these customers, which include Hewlett Packard Company, IBM Corporation, Compaq Computer Corporation, Dell Computer Corporation, Sun Microsystems, Inc., and Unisys Corporation, will continue to purchase storage products from LSI.

RESEARCH AND DEVELOPMENT

     The semiconductor industry is characterized by rapid changes in products, design tools and process technologies. LSI must continue to improve its existing products, design tool environment and process technologies and to develop new ones in a cost effective manner to meet changing customer requirements and emerging industry standards. If LSI is not able to successfully introduce new products, design tool environments and process technologies or to achieve volume production of products at acceptable yields using new manufacturing processes, there could be a material adverse impact on LSI's operating results and financial condition.

     LSI operates research and development facilities in California, Colorado and Kansas. The following table shows LSI's expenditures on research and development activities for each of the last three fiscal years (in thousands).

               YEAR                    AMOUNT    PERCENT OF REVENUE
               ----                   --------   ------------------
1996...............................   $184,452           15%
1997...............................   $226,219           18%
1998...............................   $286,041           19%

     Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities and subcontracting costs. As LSI continues its commitment to technological leadership in its markets and realizes the benefit of cost savings from its restructuring programs in the third quarter of 1998, LSI anticipates its research and development investment in the second half of 1999 to be approximately 13% to 15% of revenues.

PATENTS, TRADEMARKS AND LICENSES

     LSI owns various United States and international patents and has additional patent applications pending relating to certain of LSI's products and technologies. LSI's patents expire between 2002 and 2009. LSI also maintains trademarks on certain of its products and services and claims copyright protection for certain proprietary software and documentation. While patent and trademark protection for LSI's intellectual property is important, LSI believes its future success is primarily dependent upon the technical competence and creative skills of its personnel.

     LSI also protects its trade secret and other proprietary information through agreements with its customers, suppliers, employees and consultants and through other security measures. LSI has also entered into certain cross-license agreements that generally provide for the non-exclusive licensing of design and product manufacturing rights and for cross-licensing of future improvements developed by either party.

     LSI continues to expand its portfolio of patents and trademarks. LSI offers a staged incentive to engineers to identify, document and submit invention disclosures. LSI has developed an internal review procedure to maintain a high level of disclosure quality and to establish priorities and plans for filings both in the United States and abroad. The review process is based solely on engineering and management judgment, with no assurance that a specific filing will issue, or if issued, will deliver any lasting value to LSI. LSI cannot assure you that the rights granted under any patents will provide competitive advantages to LSI or will be adequate to safeguard and maintain LSI's proprietary rights. Moreover, the laws of certain countries in which our products are or may be manufactured or sold may not protect LSI's products and intellectual property rights to the same extent as the laws of the United States.

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

     Please see the section entitled "Legal Proceedings of LSI" beginning on page 64 of the proxy statement-prospectus, additional risk factors set forth in the section entitled "Risk Factors" beginning on page 14 of the proxy statement-prospectus and Note 12 of the Notes to LSI's Consolidated Financial Statements, on page F-25 of the proxy statement-prospectus.

ENVIRONMENTAL REGULATION

     Federal, state and local regulations, as well as those of other nations, impose various environmental controls on the use and discharge of certain chemicals and gases used in semiconductor processing. LSI's facilities have been designed to comply with these regulations, and LSI believes that its activities conform to present environmental regulations. However, increasing public attention has been focused on the environmental impact of electronics and semiconductor manufacturing operations. While to date LSI has not experienced any materially adverse impact on its business from environmental regulations, LSI cannot assure you that such regulations will not be amended so as to impose expensive obligations on LSI in the future. In addition, violations of environmental regulations or unpermitted discharges of hazardous substances could result in the necessity for the following actions:

     - Additional capital improvements to comply with such regulations or to restrict discharges;

     - Liability to LSI's employees and/or third parties; and

     - Business interruptions as a consequence of permit suspensions or revocations or as a consequence of the granting of injunctions requested by governmental agencies or private parties.

EMPLOYEES

     At December 31, 1998, LSI and its subsidiaries had approximately 6,420 employees. None of LSI's employees are subject to a collective bargaining agreement.

     In connection with LSI's restructuring and cost reduction plan announced in October 1998 following the Symbios acquisition, LSI announced a workforce reduction of 1200 jobs or approximately 17% of the workforce to be achieved by October 1999. The reduction was primarily a result of the following actions:

     - Closure of the manufacturing facility in Japan and the former Symbios test and assembly facilities in Colorado;

     - Consolidation of duplicative design centers and sales offices in the US and Europe; and

     - Closure of redundant administrative functions.

     LSI's future success depends in large part on the continued service of its key technical and management personnel and on LSI's ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. Although LSI considers its employee relations to be good, the competition for such personnel is intense, and the loss of key employees or the inability to hire such employees when needed could have a material adverse input on LSI's business and financial condition.

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

  PROPERTIES OF LSI

     The following table sets forth certain information concerning LSI's principal facilities.

PRINCIPAL LOCATIONS

 NO. OF                                   LEASED/     TOTAL
BUILDINGS            LOCATION              OWNED     SQ. FT.                  USE
---------            --------             -------    -------                  ---
    7        Milpitas, CA                 Leased     609,410    Executive Offices,
                                                                Administration, Engineering
    1        Fremont, CA                  Leased      74,000    Manufacturing
    1        Fremont, CA                   Owned      65,000    Manufacturing
    2        Santa Clara, CA              Leased      83,290    Research and Development
    1        Fremont, CA                  Leased      39,246    Logistics
    3        Gresham, OR                   Owned     532,400    Executive Offices, Engineering,
                                                                Manufacturing
    1        Bracknell, United Kingdom    Leased      70,000    Executive Offices, Design
                                                                Center, Sales
    1        Tokyo, Japan                 Leased      24,263    Executive Offices, Design
                                                                Center, Sales
    7        Tsukuba, Japan                Owned     334,541    Executive Offices, Manufacturing
    1        Etobicoke, Canada            Leased      14,005    Design Center, Sales
    1        Tsuen Wan, Hong Kong          Owned      26,000    Manufacturing Control, Assembly
                                                                & Test
    3        Colorado Springs, CO          Owned     449,000    Executive Offices, Manufacturing
    2        Fort Collins, CO              Owned     270,000    Executive Offices, Manufacturing
    1        Wichita, KS                   Owned     332,000    Executive Offices, Manufacturing

     In addition, LSI maintains leased regional office space for its field sales, marketing and design center offices at locations in North America, Europe, Japan and elsewhere in Pan-Asia. In addition, LSI maintains design centers at various distributor locations.

     Leased facilities described above are subject to operating leases which expire in 1999 through 2022. See Note 12 of Notes to LSI's Consolidated Financial Statements on page F-25 of the proxy statement-prospectus.

     Although LSI has plans to acquire additional equipment, LSI believes that its existing facilities and equipment are well maintained, in good operating condition and are adequate to meet LSI's current requirements.

  LEGAL PROCEEDINGS OF LSI

     During the third quarter of 1995, the remaining shares of LSI's Canadian subsidiary, LSI Logic Corporation of Canada, Inc. ("LSI Canada"), that were previously owned by other parties were acquired by another one of LSI's subsidiary companies. At that time former shareholders of LSI Canada representing approximately 800,000 shares or about 3% (which is now approximately 620,000 shares) of the previously outstanding shares, exercised dissent and appraisal rights as provided by Canadian law. By so doing, these parties notified LSI Canada of their disagreement with the per share value in Canadian dollars ($4.00) that was paid to the other former shareholders. In order to resolve this matter, a petition was filed by LSI Canada in late 1995 in the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") and has been pending since that time. The trial of that case was to occur in late 1998. Prior to the scheduled commencement of the trial, some of the parties who represent approximately 410,000 shares retained a new attorney. Their new attorney is now attempting to set aside the action based on the petition filed by LSI Canada and commence a new action, which LSI understands will be based on a different legal theory. Until their request is heard and resolved by the Court, a new trial date for the pending matter is not expected to be set. They have also notified LSI that they intend to bring a new action alleging that other conduct by LSI Logic Corporation was oppressive of the rights of minority shareholders in LSI Canada, for which they will seek damages. While LSI cannot give any assurances regarding the resolution of these matters, LSI believes that the final outcome will not have a material adverse effect on LSI's consolidated results of operations or financial condition. Also, during 1998, a claim that was brought in 1994 by another former shareholder of LSI Canada against LSI Logic Corporation in the Court of Chancery of the State of Delaware in and for the New Castle County was dismissed. That dismissal was upheld on appeal to the Delaware Supreme Court.

     LSI has learned that a lawsuit alleging patent infringement was filed in the United States District Court for the District of Arizona on February 26, 1999 by the Lemelson Medical, Education & Research Foundation, Limited Partnership against eighty-eight electronics industry companies, including LSI. Although LSI has learned that it is one of the named defendants, LSI has not yet been served with the complaint. LSI understands that the patents involved in this lawsuit generally relate to semiconductor manufacturing and computer imaging, including the use of bar coding for automatic identification of articles. While LSI cannot make any assurances regarding the eventual resolution of this matter, LSI does not believe it will have a material adverse effect on LSI's consolidated results of operations or financial conditions.

     LSI is a party to other litigation matters and claims which are normal in the course of our operations, and while the results of such litigation and claims cannot be predicted with certainty, LSI believes that the final outcome of such matters will not have a materially adverse effect on LSI's consolidated financial position or results of operations.

 LSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

     Revenues for LSI increased 15.5% to $1.49 billion in 1998 from $1.29 billion in 1997. The increase is primarily attributable to revenues generated as a result of LSI's purchase of Symbios, Inc. ("Symbios") from Hyundai Electronics America ("HEA") on August 6, 1998. LSI recorded a loss from operations of $125.5 million for 1998 compared to income from operations of $190.9 million in 1997. The loss from operations in 1998 is primarily a result of a restructuring charge of $75.4 million in the third quarter of 1998, a $145.5 million charge for acquired in-process research and development and an additional $16.8 million of goodwill amortization stemming from the acquisition of Symbios. The charges stemming from restructuring actions, the in-process research and development and goodwill amortization are discussed further below and in Notes 2 and 3 of Notes to LSI's Consolidated Financial Statements beginning on page F-11 of this proxy statement-prospectus. The net loss for the year ended December 31, 1998 was $131.6 million or $0.93 loss per diluted share compared to net income for the same period in 1997 of $159.2 million or $1.11 income per diluted share.

     While LSI's management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, we recommend that you read this discussion and analysis in conjunction with the remainder of this proxy statement-prospectus.

     In 1998 and 1997, LSI's fiscal year ended December 31. Fiscal years 1998 and 1996 were 52-week years, and fiscal year 1997 was a 53-week year. In 1996, the fiscal year ended on the Sunday closest to December 31. For presentation purposes, LSI's consolidated financial statements and notes refer to December 31 as year end for all those years.

     Statements in this discussion and analysis include forward looking information statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements involve known and unknown risks and uncertainties. LSI's actual results in future periods may be significantly different from any future performance suggested in this report. Risks and uncertainties that may affect LSI's results may include, among others:

     - Fluctuations in the timing and volumes of customer demand;

     - Currency exchange rates;

     - Availability and utilization of LSI's manufacturing capacity;

     - Timing and success of new product introductions; and

     - Unexpected obsolescence of existing products.

     The extent to which LSI's plans for future cost reductions are realized also may impact LSI's future financial performance. LSI operates in an industry sector where security values are highly volatile and may be influenced by economic and other factors beyond LSI's control. See additional discussion contained in the section entitled "Risk Factors" beginning on page 14 of this proxy statement-prospectus.

RESULTS OF OPERATIONS

Fiscal 1998 Compared to Fiscal 1997

     REVENUE. In 1998, LSI adopted Statement of Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." LSI concluded that it operates in two reportable segments: the Semiconductor segment and the Storage Systems segment. In the Semiconductor segment, LSI designs, develops, manufactures and markets integrated circuits, including application-specific integrated circuits, application-specific standard products and related products and services. Semiconductor design and service revenues include engineering design services, licensing of LSI's advanced design tools software, and technology transfer and support services. LSI's customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the Storage Systems segment, LSI designs, manufactures, markets and supports high performance data storage management and storage systems solutions, including a complete line of Redundant Array of Independent Disks ("RAID") storage systems, subsystems and related software. The following table describes revenues from the Semiconductor and Storage Systems segments as a percentage of total consolidated revenues:

                    REPORTABLE SEGMENTS:                      1998    1997    1996
                    --------------------                      ----    ----    ----
Semiconductor...............................................   94%    100%    100%
Storage Systems.............................................    6%      --      --
                                                              ----    ----    ----
                                                              100%    100%    100%
                                                              ====    ====    ====

     The Storage Systems segment was added in 1998 with the purchase of Symbios (See Note 2 of the Notes to LSI's Consolidated Financial Statements beginning on page F-11 of this proxy statement-prospectus), and therefore financial data are not available for comparative purposes in prior years. In addition, the segment does not meet the quantitative thresholds of a reportable segment as defined in SFAS No. 131, and accordingly, separate financial information related to the segment has been excluded for the fiscal year 1998.

     Total revenues increased 15.5% to $1.49 billion in 1998 from $1.29 billion in 1997. Material factors resulting in this increase are additional revenues from Symbios after August 6, 1998, and increased demand for our component products used in communications and networking applications. The increase was offset in part by decreased demand for LSI's component products used in computer product applications and lower average selling prices when expressed in dollars for component products used in computer and consumer product applications. Design and service revenues remained relatively consistent as compared to 1997 at 5% of total Semiconductor segment revenues. In 1997, all revenues were from the Semiconductor segment. During 1998, one customer represented 12% of LSI's consolidated revenues.

     Total revenues increased to $1.29 billion in 1997 from $1.24 billion in 1996. Material factors resulting in the increase in revenues during 1997 were an increase in demand for our component products used in consumer and communication applications. The increase was offset in part by declines in demand for LSI's component products used in computer applications and by lower average selling prices during 1997 as compared to 1996 when expressed in dollars. Design and service revenues remained relatively consistent as compared to 1996 at 6% of total revenues. One customer represented 22% in 1997 and 14% in 1996 of LSI's consolidated revenues.

     OPERATING COSTS AND EXPENSES. Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:

                                                              1998     1997    1996
                                                              -----    ----    ----
Gross profit margin.........................................   42 %    48%     44%
Research and development expense............................   19 %    18%     15%
Selling, general and administrative expense.................   15 %    15%     13%
(Loss)/income from operations...............................   (8)%    15%     15%

     GROSS MARGIN. Gross margin percentage for 1998 decreased to 42% from 48% in 1997. The decrease reflects a combination of the following elements:

     - Non-recurring inventory charges of $7.7 million.

     - Changes in product mix related to Symbios product additions from August 6, 1998;

     - Lower average selling prices, including the impact from currency fluctuations; and

     - Increased cost of sales from commencing operations at LSI's new fabrication facility in Gresham, Oregon in December of 1998, including $11.8 million in lower of cost or market charges.

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

     The gross margin percentage for 1997 increased to 48% of revenues, compared with 44% in 1996. The increase was primarily related to increased manufacturing yields largely attributable to the installation of chemical mechanical polishing equipment during the fourth quarter of 1996 and to an improvement in capacity utilization during 1997 as compared to 1996. The increase was partially offset by lower average selling prices.

     LSI's operating environment, combined with the resources required to operate in the semiconductor industry, requires that LSI manage a variety of factors. These factors include, among other things:

     - Product mix;

     - Factory capacity and utilization;

     - Manufacturing yields;

     - Availability of certain raw materials;

     - Terms negotiated with third-party subcontractors; and

     - Foreign currency fluctuations.

     These and other factors could have a significant effect on LSI's gross margin in future periods.

     Changes in the relative strength of the yen may have a greater impact on gross margin than other foreign exchange fluctuations due to LSI's large wafer fabrication operations in Japan. Although the yen weakened (the average yen exchange rate for 1998 decreased 9.9% from 1997), the effect on gross margin and net income was not significant because yen denominated sales offset a substantial portion of yen denominated costs during those periods. Moreover, LSI hedged a portion of its remaining yen exposure. See Note 6 of the Notes to LSI's Consolidated Financial Statements beginning on page F-17 of this proxy statement-prospectus. Future changes in the relative strength of the yen or mix of foreign denominated revenues and costs could have a significant effect on gross margins or operating results.

     RESEARCH AND DEVELOPMENT. Total research and development ("R&D") increased 26.4% or $59.8 million to $286.0 million during 1998 as compared to 1997. The increase is attributable to the following:

     - Research and development expenditures for Symbios included in LSI's consolidated financial statements since August 6, 1998;

     - Expenditures related to the continued development of advanced sub-micron products and process technologies; and

     - Upgrade from 6 inch to 8 inch wafer fabrication capability at LSI's Santa Clara, California research and development facility.

     As a percentage of revenues, R&D expenses were 19% in 1998, 18% in 1997, and 15% in 1996. Total R&D expenses increased from previous years' R&D spending by $42 million to $226.2 million in 1997 and by $61 million to $184.5 million in 1996. The increase in 1997 as compared to 1996 was primarily attributed to increased compensation and staffing levels and expansions of LSI's product development centers as LSI continued to develop higher technology sub-micron products and the related manufacturing, packaging and design processes. As LSI continues its commitment to technological leadership in its markets and realizes the benefit of cost savings from its restructuring programs in the third quarter of 1998, LSI is targeting its research and development investment in the second half of 1999 to be approximately 13% to 15% of revenues.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses ("SG&A") increased $28.9 million during 1998 as compared to 1997. The increase is primarily attributable to SG&A expenses from Symbios since August 6, 1998. SG&A expenses as a percentage of revenue were 15% in 1998 and 1997 and 13% in 1996.

     SG&A expenses increased $24 million in 1997 and $7 million in 1996 from previous years' SG&A spending. The increases during 1997 and 1996 are primarily attributable to increased information

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

technology costs related to upgrading LSI's business systems and infrastructure. LSI is targeting SG&A expenses to decline in 1999 to 13% of revenues as the benefit of cost savings are realized during 1999 from the restructuring programs established in the third quarter of 1998.

     IN-PROCESS RESEARCH AND DEVELOPMENT. LSI reduced its estimate of the amount allocated to in-process research and development("IPR&D") by $79.3 million from the $224.8 million amount previously reported in the third quarter of 1998 to $145.5 million for the year ended December 31, 1998. Amortization of intangibles increased by $4.3 million from $18.1 million to $22.4 million for the year ended December 31, 1998. The basic loss per share and loss per share assuming dilution decreased from $1.47 to $0.93 for the year ending December 31, 1998.

     LSI allocated amounts to IPR&D and intangible assets in the third quarter of 1998 in a manner consistent with widely recognized appraisal practices at the date of acquisition of Symbios. Subsequent to the acquisition, the SEC staff expressed views that took issue with certain appraisal practices generally employed in determining the fair value of the IPR&D that was the basis for LSI's measurement of LSI's IPR&D charge. The charge of $224.8 million, as first LSI reported, was based upon assumptions and appraisal methodologies the SEC has since announced it does not consider appropriate.

     As a result of computing IPR&D using the SEC preferred methodology, LSI decided to revise the amount originally allocated to IPR&D. LSI has revised earnings for 1998 and has amended its Report on Form 10-Q and Report on Form 8-K/A previously filed with the SEC. The revised quarterly results for the third and fourth quarters of 1998 are included in this proxy statement-prospectus under "Financial Statements and Supplementary Data."

     The $145.5 million allocation of the purchase price to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. LSI acquired technology consisting of storage and semiconductor research and development projects in process. The storage projects consist of designing controller modules, a new disk drive and a new version of storage management software with new architecture to improve performance and portability. The semiconductor projects consist of client/server products being designed with new architectures and protocols and a number of ASIC and peripheral products that are being custom designed to meet the specific needs of specific customers. The amount allocated to each category of projects was $50.7 million for storage projects and $69.1 million for client/server projects and $25.7 million for ASIC and peripheral projects.

     Net cash flows. The value of these projects was determined by estimating the expected cash flows from the projects once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated values as defined below. The net cash flows from the identified projects are based on our estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, but exclude costs to bring in-process projects to technological feasibility.

     The estimated revenues are based on management projections of each in-process project for semiconductor and storage systems products, and the aggregated business projections were compared and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Estimated total revenues from the IPR&D product areas are expected to peak in the year 2001 and decline from 2002 to 2005 as other new products are expected to become available. These projections are based on LSI estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by LSI and its competitors.

     Projected gross margins approximate Symbios' recent historical performance and are in line with industry margins in the semiconductor and storage systems industry sectors. The estimated selling, general and administrative costs are consistent with Symbios' historical cost structure which is in line with industry averages at approximately 15% of revenues. Research and development costs are consistent with Symbios' historical cost structure.

     Royalty rate. LSI applied a royalty charge of 25% of operating income for each in-process project to attribute value for dependency on predecessor core technologies.

     Discount rate. Discounting the net cash flows back to their present value is based on the industry weighted average cost of capital ("WACC"). The industry WACC is approximately 15% for semiconductors and 16% for storage systems. The discount rate used in discounting the net cash flows from IPR&D is 20% for semiconductor and 21% for storage systems, a 500 basis point increase from the respective industry WACCs. This discount rate is higher than the industry WACC due to inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances which could potentially impact the estimates described above.

     Percentage of completion. The percentage of completion for each project was determined using milestones representing management's estimate of effort, value added, and degree of difficulty of the portion of each project completed as of August 6, 1998, as compared to the remaining research and development to be completed to bring each project to technical feasibility. The development process is grouped into three phases with each phase containing between one and five milestones. The three phases are:

     - Researching the market requirements and the engineering architecture and feasibility studies;

     - Design and verification milestones; and

     - Prototyping and testing the product (both internal and customer testing).

     Each of these phases has been subdivided into milestones, and then the status of each of the projects was evaluated as of August 6, 1998. LSI estimates as of the acquisition date, the storage projects in aggregate are approximately 74% complete and the aggregate costs to complete are $25.2 million ($5.7 million in 1998, $14.5 million in 1999 and $5.0 million in 2000). LSI estimates the semiconductor projects are approximately 60% complete for client/server projects and 55% complete for ASIC and peripheral projects. As of the acquisition date, LSI expects the cost to complete all semiconductor projects to be approximately $24.1 million ($8.7 million in 1998, $14.8 million in 1999 and $0.6 million in 2000).

     Substantially all of the IPR&D projects are expected to be completed and generating revenues within the 24 months following the acquisition date.

     However, development of these technologies remains a significant risk to LSI due to the remaining effort to achieve technical feasibility, rapidly changing customer markets and significant competitive threats from numerous companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future. Additionally, the value of other intangible assets acquired may become impaired. LSI's management and advisers believe that the restated IPR&D charge of $145.5 million is valued consistently with the SEC staff's current views regarding valuation methodologies. There can be no assurances, however, that the SEC staff will not take issue with any assumptions used in LSI's valuation model and require LSI to further revise the amount allocated to IPR&D.

     In July 1997, LSI acquired all issued and outstanding shares of the common stock of Mint Technology, Inc. ("Mint") for $9.5 million in cash and options to purchase approximately 681,726 shares of common stock with an intrinsic value of $11.3 million. The acquisition was accounted for as a purchase. See Note 8 of the Notes to LSI's Consolidated Financial Statements beginning on page F-18 of this proxy statement-prospectus. Approximately $2.9 million of the purchase price was allocated to IPR&D and was expensed in the third quarter of 1997. The nature of the projects in process at the date of acquisition related to computer aided design tools, in particular, those that would be used for functional verification of the chip design. The additional costs to complete the tools were approximately $850,000 and were completed in the fourth quarter of 1997. The actual development timeline and costs were in line with estimates.

     INTEREST EXPENSE. Interest expense increased to $8.5 million in 1998 from $1.5 million in 1997. The increase is primarily attributable to interest expense on the new debt facility with a bank which LSI entered into to fund the purchase of Symbios. See Notes 2 and 4 of the Notes to LSI's Consolidated

Financial Statements beginning on page F-11 of this proxy statement-prospectus. It was offset in part by the capitalization of interest, net of amortization during the year, as part of the construction at LSI's new manufacturing facility in Gresham, Oregon. Interest expense was $1.5 million in 1997 compared to $13.6 million in 1996. The decrease resulted from the conversion of all of LSI's $144 million, 5 1/2% Convertible Subordinated Notes to common stock on March 24, 1997 and the capitalization of interest as part of the construction of the Gresham facility. See Note 4 of the Notes to LSI's Consolidated Financial Statements beginning on page F-15 of this proxy statement-prospectus.

     INTEREST INCOME AND OTHER. Interest income and other decreased $24.6 million to $10.2 million in 1998 from $34.8 million in 1997. The decrease is primarily attributable to the combination of a reduction of $18 million in interest income generated from LSI's lower average balances of cash, cash equivalents and short-term investments during 1998 and lower interest rates in 1998 as compared to 1997. The lower average balances of cash, cash equivalents and short term investments resulted primarily from cash outlays associated with the purchase of Symbios and purchases of property and equipment for the new fabrication facility in Gresham, Oregon. Additionally, LSI charged to other expense the following:

     - $8.1 million of surplus fixed assets; and

     - $14.3 million of LSI's equity investment in two non-public technology companies with impairment indicators considered to be other than temporary. See Note 1 of the Notes to LSI's Consolidated Financial Statements beginning on page F-7 of this proxy statement-prospectus.

     The decrease in interest income and other is offset in part by a $16.7 million gain on sale of a long-term investment in a non-public technology company and a $3.1 million gain on the sale of a building owned by a European affiliate.

     Interest and other income increased $4.6 million in 1997 compared to 1996. The increase was primarily attributable to a decrease in foreign exchange losses from $6.9 million in 1996 to $1.6 million in 1997, which related primarily to a reduced foreign exchange exposure at our European sales affiliate. In addition, LSI received other income from insurance settlement proceeds, the disposal of land owned by a European affiliate and other miscellaneous gains. These gains were offset in part by losses on the final sale of equipment from LSI's Milpitas wafer manufacturing facility. See Note 7 of the Notes to LSI's Consolidated Financial Statements beginning on page F-18 of this proxy statement-prospectus.

     PROVISION FOR INCOME TAXES. In 1998, LSI recorded a provision for income taxes with an effective tax rate of 6%. The tax rate in 1998 was impacted by the write-offs relating to IPR&D and restructuring charges during the third quarter of 1998, which are not currently deductible for tax purposes. Excluding these charges, the effective tax rate would have been 25%. The rates in 1997 and 1996 were 28%. The tax rate in the years presented was lower than the U.S. statutory rate primarily due to earnings of LSI's foreign subsidiaries taxed at lower rates and the utilization of prior loss carryovers and other tax credits.

     MINORITY INTEREST. There was a 91% decrease in minority interest in net income of subsidiaries in 1998 attributable to the purchase of minority interest shares of LSI's Japanese affiliate LSI Logic K.K. The changes in minority interest in 1998 and 1997 were attributable to the composition of earnings and losses among certain of LSI's international affiliates for each of the respective years. The changes in minority interest in 1996 was primarily attributable to the purchase in that year of minority held shares of LSI Logic Japan Semiconductor, Inc. ("JSI"), formerly known as Nihon Semiconductor, Inc., and LSI Logic Europe, Ltd. (formerly known as LSI Logic Europe, plc). See Note 8 of the Notes to LSI's Consolidated Financial Statements beginning on page F-18 of this proxy statement-prospectus.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. On November 21, 1997, the Emerging Issues Task Force ("EITF") issued EITF 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Re-engineering and Information Technology Transformation." EITF 97-13 required that LSI expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. Accordingly, LSI recorded a charge of $1.4 million, net of related tax of

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

$0.6 million, during the fourth quarter of 1997. See Note 1 of the Notes to LSI's Consolidated Financial Statements beginning on page F-7 of this proxy statement-prospectus.

     RESTRUCTURING. LSI remains committed to improving profitability and strengthening competitiveness. As a result of identifying opportunities to streamline operations and maximize the integration of Symbios into LSI's operations, LSI's management, with the approval of the Board of Directors, committed itself to a plan of action and recorded a $75.4 million restructuring charge in the third quarter of 1998. The action undertaken included the following elements:

     - Worldwide realignment of manufacturing capacity;

     - Consolidation of certain design centers, sales facilities and administrative offices; and

     - Streamlining of LSI's overhead structure to reduce operating expenses.

     The restructuring charge excludes any integration costs relating to Symbios. As discussed in Note 2 of the Notes to LSI's Consolidated Financial Statements beginning on page F-11 of this proxy statement-prospectus such costs relating to Symbios were accrued as a liability assumed in the purchase in accordance with EITF 95-3.

     Restructuring costs include the following elements:

     - $37.2 million related primarily to fixed assets impaired as a result of the decision to close, by the third quarter of 1999, a manufacturing facility in Tsukuba, Japan;

     - $4.7 million for termination of leases and maintenance contracts primarily in the U.S. and Europe;

     - $1.7 million for non-cancelable purchase commitments primarily in Europe;

     - $13.1 million in fixed asset and other asset write-downs, primarily in the U.S., Japan and Europe;

     - Approximately $2.4 million in other exit costs, which result principally from the consolidation and closure of certain design centers, sales facilities and administrative offices primarily in the U.S. and Europe; and

     - $16.3 million in work force reduction costs.

     Other exit costs include $0.9 million related to payments made for early lease contract terminations and the write-down of surplus assets to their estimated realizable value: $0.7 million for the write-off of excess licenses for closed locations in Europe and $0.8 million of other exit costs associated with the consolidation of design centers worldwide.

     The workforce reduction costs primarily include severance costs related to involuntary reduction of approximately 900 jobs from manufacturing in Japan, and engineering, sales, marketing and finance personnel located primarily in the U.S., Japan and Europe. The fair value of assets determined to be impaired in accordance with the guidance on assets to be held and used in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," were the result of independent appraisals and management estimates. Severance costs and other exit costs noted above were determined in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The restructuring actions, as outlined by the plan, are intended to be completed by September 30, 1999, one year from the date the reserve was taken.

     As of December 31, 1998, the remaining cash requirements will be related primarily to severance payouts. Cash requirements for severance payments are expected to be approximately $5 million in the first quarter of 1999 with the remaining $7 million spread evenly over the second and third quarter of 1999. LSI anticipates using its cash balances on hand at the time the severance distributions are made.

     As a result of the execution of the restructuring plan announced in the third quarter of 1998, LSI recognized reduced employee expenses in the fourth quarter of 1998 of approximately $4.0 million and expects to realize further savings of approximately $37.3 million in 1999. Depreciation expense savings of approximately $1.7 million were realized in the fourth quarter of 1998 and LSI expects to realize further

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

savings of approximately $9.5 million in 1999. LSI will also realize additional savings of $2.6 million in 1999 related to the reduction in the number of engineering design centers and sales and administrative offices worldwide. These savings will include reduced lease and maintenance contract expenses. However, we cannot assure that the expected level of savings will be realized.

     The following table sets forth LSI's 1998 restructuring reserves as of September 30, 1998, and activity against the reserve for the three month period ending December 31, 1998:

                                               SEPTEMBER 30, 1998                            DECEMBER 31,
                                                 RESTRUCTURING                 TRANSLATION       1998
                                                    EXPENSE         UTILIZED   ADJUSTMENT      BALANCE
                                               ------------------   --------   -----------   ------------
                                                                     (IN THOUSANDS)
Write-down of manufacturing facility(a)......       $37,200         $(35,700)    $   --        $ 1,500
Other fixed asset related charges(a).........        13,100          (13,100)        --             --
Payments to employees for severance(b).......        16,300           (4,700)        --         11,600
Lease terminations and maintenance
  contracts(c)...............................         4,700             (100)        --          4,600
Noncancelable purchase commitments (c).......         1,700             (100)        --          1,600
Other exit costs(c)..........................         2,400           (1,200)        --          1,200
Cumulative currency translation adjustment...                                     1,512          1,512
                                                    -------         --------     ------        -------
          Total..............................       $75,400         $(54,900)    $1,512        $22,012
                                                    =======         ========     ======        =======

---------------
(a) Amounts utilized represent a write-down of fixed assets due to impairment. The amounts were accounted for as a reduction of the assets and did not result in a liability. The $1.5 million balance for the write-down of the facility relates to machinery and equipment decommissioning costs.

(b) Amounts utilized represent cash payments related to the severance of approximately 290 employees.

(c) Amounts utilized represent cash charges.

First Quarter of Fiscal 1999 Compared to First Quarter of Fiscal 1998

     Revenues for the first quarter of 1999 increased $131.9 million or 40.6% to $456.8 million compared to $324.9 million during the same period of 1998. The increase was primarily a result of additional revenues from the acquisition of Symbios in the third quarter of 1998. See Note 3 to LSI's Unaudited Consolidated Condensed Financial Statements beginning on page F-33 of this proxy statement-prospectus. The increase is also attributable to increased demand for products used in communications and networking applications. The increase was offset in part by the decreased demand and lower average selling prices for our component products used in computer and consumer product applications.

     There were no customers with revenues greater than or equal to 10% of the total consolidated revenues for the three months ended March 31, 1999.

Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:

                                                              THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                              ------------
                                                              1999    1998
                                                              ----    ----
Gross margin................................................  35.0%   43.6%
Research and development expenses...........................  16.5%   19.7%
Selling, general and administrative expenses................  13.2%   13.5%
Income from operations......................................   3.4%   10.1%

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

     The gross margin percentage decreased to 35.0% during the first quarter of 1999 from 43.6% in the same period in 1998. The decrease reflects a combination of the following elements:

     - Non-recurring inventory charges of $10.4 million;

     - Changes in product mix primarily related to Symbios product additions from August 6, 1998;

     - Lower average selling prices, including the impact from currency fluctuations; and

     - Increased cost of revenues from commencing operations at LSI's new fabrication facility in Gresham, Oregon in December of 1998.

     Changes in the relative strength of the yen may have a greater impact on gross margin than other foreign exchange fluctuations due to our large wafer fabrication operations in Japan. Although the yen strengthened (the average yen exchange rate for the first quarter of 1999 increased 8.0% from the same period in 1998), the effect on gross margin and net income was not significant because yen denominated sales offset a substantial portion of yen denominated costs during the period. Moreover, LSI hedged a portion of our remaining yen exposure. See Note 5 to LSI's Unaudited Consolidated Condensed Financial Statements beginning on page F-35 of the proxy-statement prospectus. Future changes in the relative strength of the yen or mix of foreign denominated revenues and costs could have a significant effect on gross margins or operating results.

     R&D expenses increased $11.6 million or 18.1% to $75.4 million, during the first quarter of 1999 compared to $63.8 million during the same period of 1998. The increase in R&D expenses is primarily attributable to the following:

     - Expenditures for R&D activities which are a continuation of research and development activities of the Symbios business included in LSI's unaudited consolidated financial statements in the first quarter of 1999;

     - Expenditures related to the continued development of advanced sub-micron products and process technologies

     As a percentage of revenues, R&D expenses decreased to 16.5% in the first quarter of 1999, compared to 19.7% during the same period of 1998. The decrease is primarily due to the effects of LSI's restructuring programs in the third quarter of 1998. See Note 2 to LSI's Unaudited Consolidated Condensed Financial Statements beginning on page F-31 of this proxy statement-prospectus. As LSI continues its commitment to technological leadership in its markets and realizes the further benefit of cost savings from its restructuring efforts, LSI's targeting its R&D investment in the second half of 1999 to be approximately 12% to 15% of revenues.

     SG&A expenses increased $16.5 million or 37.9% to $60.3 million in the first quarter of 1999 compared to $43.8 million during the same period in 1998. The increase is primarily attributable to the inclusion of current expenses in the first quarter of 1999 relating to the former Symbios business. As a percentage of revenues, SG&A expenses declined slightly to 13.2% in the first quarter of 1999 from 13.5% during the same period in 1998. LSI expects that SG&A expenses as a percentage of revenues will decline to 12% of revenues in 1999 as the benefit of cost savings are realized from the restructuring programs established in the third quarter of 1998.

     During the first quarter of 1999, LSI determined that $2.5 million of the restructuring reserve established in the third quarter of 1998 would not be utilized as a result of the completion of activities in the U.S., Europe and Japan, including the trade-in of certain software at a gain which was previously written down. Accordingly, LSI included the restructuring reserve reversal in the determination of income from operations for the three month period ended March 31, 1999. LSI expects that the remaining reserve balance of $11.9 million will be fully utilized by the third quarter of 1999.

     As a result of the execution of the restructuring plan announced in the third quarter of 1998, LSI expects to realize savings in 1999 of approximately $37.3 million in reduced employee expenses, $9.5 million in depreciation savings and $2.6 million related to reduced lease and maintenance contract expenses primarily associated with the reduction in the number of engineering design centers, sales facilities and administrative offices worldwide. As of March 31, 1999, the remaining cash requirements will be related primarily to severance payouts. Cash requirements for severance payments are expected to be spread evenly over the second and third quarter of 1999. The resources for such payments will come from cash on hand at the time the severance payouts are distributed.

     Amortization expenses of goodwill and intangibles increased $9.8 million to $11.2 million in the first quarter of 1999 compared to $1.4 million during the same period in 1998. The increase is primarily attributable to amortization of goodwill and other intangibles associated with the acquisition of Symbios in the third quarter of 1998.

     Interest expense increased $10.5 million for the three month period ended March 31, 1999 as compared to the same period in the prior year. The increase is attributable to interest expense on the bank debt facility, which LSI entered into during the third quarter of 1998 to fund the purchase of Symbios and the new Convertible Notes issued in March of 1999. See Note 4 to LSI's Unaudited Consolidated Condensed Financial Statements beginning on page F-34 of this proxy statement-prospectus. Additionally in the first quarter of 1999, LSI did not capitalize interest associated with the construction of the new LSI fabrication facility as operations which commenced in December of 1998.

     Interest income and other decreased $6.2 million to $1.6 million in the first quarter of 1999, as compared to $7.8 million during the same period in 1998. The decrease is primarily the result of a reduction of $3.6 million in interest income generated from lower average balances of cash, cash equivalents and short-term investments during the first quarter of 1999 as compared to the same period in the prior year. The lower average balances of cash, cash equivalents and short term investments resulted primarily from cash outlays associated with the purchase of Symbios in the third quarter of 1998 and debt repayments, net of borrowings, during the first quarter of 1999.

     LSI recorded a provision for income taxes for the first three months of 1999 and 1998 with an effective rate of 25%. LSI's effective tax rate is lower than the U.S. statutory rate primarily due to earnings of its foreign subsidiaries taxed at lower rates and the utilization of prior loss carryovers and other tax credits.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

     LSI believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors. These factors include, among others:

     - Cyclical nature of both the semiconductor industry and the markets addressed by LSI's products;

     - Availability and extent of utilization of manufacturing capacity;

     - Price erosion;

     - Competitive factors;

     - Timing of new product introductions;

     - Changes in product mix;

     - Fluctuations in manufacturing yields;

     - Product obsolescence; and

     - The ability to develop and implement new technologies.

     LSI's operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which LSI does business. LSI operates in a technologically advanced, rapidly changing and highly competitive environment. LSI predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions

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of any of LSI's customers may have a greater impact on LSI's operating results and financial position than if LSI predominantly offered standard products that could be sold to many purchasers. While LSI cannot predict what effect these various factors may have on LSI's financial results, the aggregate effect of these and other factors could result in significant volatility in LSI's future performance. To the extent LSI's performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of LSI's securities, particularly on a short-term basis.

     LSI has international subsidiaries which operate and sell LSI's products in various global markets. LSI purchases a substantial portion of its raw materials and equipment from foreign suppliers and incurs labor and other operating costs in foreign currencies, particularly at LSI's Japanese manufacturing facilities. As a result, LSI is exposed to international factors such as changes in foreign currency exchange rates or weak economic conditions of the respective countries in which LSI operates. LSI utilizes forward exchange, currency swap, interest swap and option contracts to manage its exposure associated with currency fluctuations on intercompany transactions and certain foreign currency denominated commitments. With the exception of purchased option contracts and forward contracts, there were no currency swap or interest rate swap contracts outstanding as of March 31, 1999, December 31, 1998 and 1997. See Note 6 of the Notes to LSI's Consolidated Financial Statements beginning on page F-17 of this proxy statement-prospectus and Note 5 of the Notes to LSI's Unaudited Consolidated Condensed Financial Statements beginning on page F-35 of this proxy statement-prospectus. LSI's corporate headquarters and some of its manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, LSI could suffer damages which could significantly and adversely affect its operating results and financial condition.

YEAR 2000 DISCLOSURE

     The following statement is a Year 2000 Readiness Disclosure under the Year 2000 Information and Readiness Disclosure Act of 1998.

     As with many other companies, the Year 2000 computer issue presents risks for LSI. LSI uses a significant number of computer software programs and operating systems in its internal operations, including applications used in our financial, product development, order management and manufacturing systems. There are areas in which the Year 2000 computer issue could negatively impact LSI and its business. If internal systems do not properly recognize and process date information for years into and beyond the turn of the century, there could be an adverse impact on LSI's operations. Moreover, if critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, there could be an adverse impact on LSI's operating results. Finally, LSI's products could malfunction as a result of a failure in date recognition. A Year 2000 problem could arise if LSI's systems were to fail to properly recognize and process date information for several reasons: they could fail to properly recognize years that begin with the digits "20" instead of "19"; they could attribute specially assigned meanings to certain date code digits, such as "99"; or they could fail to recognize the year 2000 as a leap year. The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems, including interruption of the business operations such systems control.

     LSI is engaged in a comprehensive program to assess its Year 2000 risk exposure and to plan and implement remedial and corrective action where necessary. LSI has reviewed all of its major internal systems, including human resources, financial, engineering and manufacturing systems, to assess Year 2000 readiness and to identify critical systems that require correction or remediation. Assessment of LSI's design engineering systems and products was completed in the first quarter of 1999. Based on the results of this assessment, it is anticipated that remediation of critical systems will be completed and tested by the end of the third quarter 1999. LSI believes that its existing HR, financial and business software systems are Year 2000 ready. LSI cannot assure you, however, that integration and testing of new, corrected or updated programs or systems with which they interface will not result in necessary corrective action to one or more critical systems. A significant disruption of LSI's financial or business systems would adversely

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impact LSI's ability to process orders, manage production and issue and pay invoices. LSI's inability to perform these functions for a long period of time could result in a material impact on LSI's results of operations and financial condition.

     LSI's manufacturing facilities incorporate sophisticated computer integrated manufacturing systems which depend on a mix of LSI's proprietary software and systems and software purchased from third parties. Failure of these systems would cause a disruption in the manufacturing process and could result in a delay in completion and shipment of products. LSI's assessment of the Year 2000 readiness of LSI's manufacturing systems is complete. Based on information currently available, LSI believes that its systems will not be materially impacted by Year 2000 issues. However, LSI cannot assure you that a significant disruption in systems resulting from a Year 2000 problem will not occur. If the computer integration system fails for this or any other reason, there could be a material adverse impact on LSI's operating results and financial condition.

     LSI is working with critical suppliers of products and services to assess their Year 2000 readiness with respect both to their operations and the products and services they supply to LSI. Comprehensive inquiries have been sent and responses are being monitored, with appropriate follow-up where required. This analysis will continue well into 1999, with corrective action taken commensurate with the criticality of affected products and services.

     LSI's assessment program also has encompassed LSI's own product offerings. LSI's ASICs are custom-designed chips which implement the customer's functional or engineering specifications. As designer and manufacturer of the physical implementation of a customer's design in silicon, LSI generally does not have specific knowledge of the role of the customer's ASIC within the complete system for which it is intended. Whether the chip will operate correctly depends on the system function and the software design and integration, which will be determined independently by the customer or other third party suppliers. LSI's ASSP and storage systems products, on the other hand, do implement chip and system functionality designed by LSI. They include graphics processing, audio/video signal decoding, data transmission, I/O control and data storage whose functionality generally is not date dependent. LSI has completed its assessment of the Year 2000 readiness of these products, and there is no information to indicate that Year 2000 issues will have a material impact on sales or functionality of our standard product offerings. Customers are seeking assurances of LSI's Year 2000 readiness with increasing frequency, and LSI is endeavoring promptly and completely to address their concerns. However, LSI has no control over a customer's Year 2000 readiness. Customers who believe that the products they purchase from LSI may not be Year 2000 compliant may seek alternative sources of supply. A significant decline in new orders or increase in cancellations of existing backlog could have a material adverse impact on LSI's results of operations or financial condition.

     LSI is at work on the development of various types of contingency plans to address potential problems with critical internal systems and third party interactions. LSI's contingency plans include procedures for dealing with a major disruption of internal business systems, plans for long term factory shutdown and identification of alternative vendors of critical materials in the event of Year 2000 related disruption in supply. Contingency planning will continue through at least 1999, and will depend heavily on the results of the remediation and testing of critical systems. The potential ramifications of a Year 2000 type failure are potentially far-reaching and largely unknown. LSI cannot assure you that a contingency plan in effect at the time of a system failure will adequately address the immediate or long term effects of a failure, or that such a failure would not have a material adverse impact on LSI's operations or financial results in spite of prudent planning.

     LSI's costs to date related to the Year 2000 issue consist primarily of reallocation of internal resources to evaluate and assess systems and products as described above and to plan LSI's remediation and testing efforts. LSI has not maintained detailed accounting records, but based on LSI's review of department budgets and staff allocations, LSI believes these costs to be immaterial. LSI currently estimates that the total cost of ongoing assessment, remediation, testing and planning directly related to Year 2000 issues will amount to approximately $14 million. Of this, approximately $7 million is expected

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to consist of expenses attributed to redeployment of labor resources and overhead, $2 million for the cost of software and external consulting fees and $5 million for additional capital expenditures. The capital expenditures represent the early replacement of information technology equipment and software to obtain the full benefits of Year 2000 protections versus the normal technical obsolescence replacement cycle. The estimate is based on the current assessment of the projects and is subject to change as the projects progress. LSI cannot assure you that remediation and testing will not identify issues which require additional expenditure of material amounts which could result in an adverse impact on financial results in future reporting periods.

     Based on currently available information, LSI's management does not believe that the Year 2000 issues discussed above related to internal systems or products sold to customers will have a material adverse impact on LSI's financial condition or overall trends in results of operations. However, LSI is uncertain to what extent LSI may be affected by such matters. In addition, LSI cannot assure you that the failure to ensure Year 2000 capability by a supplier not considered critical or another third party would not have a material adverse effect on LSI.

ADOPTION OF THE EURO

     In 1998, LSI established a task force to address the issues raised by the implementation of the European single currency (the "Euro"). LSI's primary focus has been the changes needed to address a mix of Euro and local denomination transactions during the transition period from January 1, 1999 through January 1, 2002.

     As of January 1, 1999, LSI began transacting business in Euros. LSI implemented a new bank account structure throughout Europe to accommodate customers and vendors and to improve liquidity management in Europe.

     LSI does not presently expect that the introduction and use of the Euro will materially affect LSI's foreign exchange and hedging activities or LSI's use of derivative instruments. LSI does not believe that the introduction of the Euro will result in any significant increase in costs to LSI, and all costs associated with the introduction of the Euro will be expensed in accordance with LSI's policy. LSI does not expect that the transition to the Euro will result in any competitive pricing or will adversely impact any of LSI's internal computer systems. While LSI will continue to evaluate the impact of the Euro introduction over time, based on currently available information, LSI does not believe that the introduction of the Euro currency will have a significant adverse impact on LSI's financial condition or overall trends in results of operations.

FINANCIAL CONDITION AND LIQUIDITY

     Cash, cash equivalents and short-term investments decreased by $209.6 million in 1998 to $281.3 million from $490.9 million in 1997. The decrease is primarily attributable to a combination of the following elements:

     - Cash outlays associated with the purchase of Symbios;

     - Purchase of property and equipment for LSI's new Gresham facility;

     - Decrease in cash provided by operating activities; and

     - Cash used to repay debt obligations.

     The decrease was offset in part by the gain on the sale of an investment in a non-public technology company and proceeds received from employee stock transactions.

     Cash, cash equivalents and short-term investments decreased by $226.4 million in 1997 to $490.9 million from $717.3 million in 1996. The decrease was primarily attributable to capital additions, increases in the repayment of debt obligations (net of borrowings), and repurchases of LSI's common

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stock. It was offset in part by an increase in cash from operations and proceeds received from employee stock transactions.

     Working capital decreased by $205.5 million to $226.7 million in 1998 from $432.2 million in 1997. The decrease primarily reflects the combined effect of the following elements:

     - Lower cash balances resulting from the acquisition of Symbios;

     - Higher accrued salaries, wages and benefits and other accrued liabilities; and

     - Higher current liabilities as a result of the short-term portion of the new debt facility entered into to help fund the Symbios purchase. See
       Note 4 of the Notes to LSI's Consolidated Financial Statements beginning on page F-15 of this proxy statement-prospectus.

     The decrease in working capital was offset in part by increased inventories, accounts receivable, prepaids and other current assets related to the addition of Symbios balances as of August 6, 1998, and by lower trade accounts payable as compared to 1997.

     During 1998, LSI generated $229.2 million in cash and cash equivalents from operating activities compared to $399.4 million in 1997. The decrease in cash generated was primarily attributable to the following elements:

     - Lower net income (before depreciation and amortization, the in-process research and development charge, the non-cash restructuring charge, and the gain on sale of stock investment); and

     - Increases in prepaids and other assets and a decrease in accounts payable.

     The decrease was offset in part by a decrease in accounts receivable (excluding the Symbios opening balance) and increases in accrued and other liabilities.

     The increase in prepaids and other assets is primarily an increase in the premium paid on option contracts and increases in non-current deferred tax assets. See Note 6 of the Notes to LSI's Consolidated Financial Statements beginning on page F-17 of this proxy statement-prospectus.

     The decrease in accounts payable relates to the following elements:

     - Timing of invoice receipt and payment in the fourth quarter of 1998 as compared to the same period in 1997; and

     - Fewer purchases of property and equipment in the second half of 1998 as compared to 1997 as the new fabrication facility in Gresham, Oregon neared completion.

     The increase in accrued and other liabilities relates primarily to the restructuring reserve established in the third quarter of 1998 and an increase in non-current deferred tax liabilities See Note 3 of the Notes to LSI's Consolidated Financial Statements beginning on page F-14 of this proxy statement-prospectus.

     Cash and cash equivalents generated from operating activities in 1997 was $399.4 million compared to $351.9 million in 1996. The increase was primarily attributable to increases in accounts payable and net income before depreciation and amortization, partially offset by increases in inventories, prepaids and other assets and accounts receivable. Increased sales and manufacturing activities in response to higher customer demand contributed to increases in accounts receivable, accounts payable and inventories.

     Cash and cash equivalents used in investing activities was $781.1 million in 1998. The primary investing activities during 1998 included the following:

     - Acquisition of Symbios. See Note 2 of the Notes to LSI's Consolidated Financial Statements beginning on page F-11 of this proxy statement-prospectus;

     - Purchase of property and equipment for the Gresham facility;

     - Purchases and sales of debt and equity securities available-for-sale;

     - Additional investments in non-marketable shares of other technology companies; and

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     - Acquisition of stock from minority interest holders. See Note 8 of the
       Notes to LSI's Consolidated Financial Statements beginning on page F-18 of this proxy statement-prospectus.

     Cash inflows from investing activities included the proceeds of the sale of shares in a technology company during the fourth quarter of 1998.

     Cash and cash equivalents used in investing activities were $345.9 million during 1997 compared to $433.5 million in 1996. The primary investing activities during 1997, other than short-term investment in available-for-sale debt and equity securities, included purchases of property and equipment, the acquisition of Mint and additional investment in non-marketable shares of other technology companies.

     LSI believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Capital additions were $329.1 million in 1998 and $513.3 million in 1997, net of retirements and refinancings. The additions were primarily for property and equipment related to construction of the new wafer fabrication facility in Gresham. Since the construction of the initial phase of the new facility reached completion in the fourth quarter of 1998, LSI expects to maintain the level of capital expenditures below $200 million in 1999.

     Cash and cash equivalents provided by financing activities during 1998 totaled $640.1 million compared to $91.0 million used in financing activities in 1997. The increase in cash provided by financing activities in 1998 relates primarily to $725 million in proceeds from the new debt facility entered into to help fund the purchase of Symbios and $21 million in proceeds from the sale of common stock issued pursuant to our employee stock purchase and stock option plans. See Note 4 of the Notes to LSI's Consolidated Financial Statements beginning on page F-15 of this proxy statement-prospectus. The increase to cash from financing activities was offset by the repayment of $100 million in borrowings and the repurchase of shares of LSI's common stock during 1998 for approximately $6 million. See Note 9 of the Notes to LSI's Consolidated Financial Statements beginning on page F-19 of this proxy statement-prospectus.

     Cash and cash equivalents used in financing activities during 1997 amounted to $91.0 million. This included repayment of debt obligations totaling $55 million (net of borrowings) and $60 million used to repurchase shares of LSI's common stock. This total was partially offset by proceeds received from employee stock transactions of $24 million. See Note 9 of the Notes to LSI's Consolidated Financial Statements beginning on page F-19 of this proxy statement-prospectus. In February 1997, LSI called for redemption of its $144 million, 5 1/2% Convertible Subordinated Notes. The holders of these instruments elected to convert them to LSI common stock at a conversion price of $12.25 per share. The conversion resulted in the issuance of 11.7 million shares of LSI common stock. See Note 4 of the Notes to LSI's Consolidated Financial Statements beginning on page F-15 of this proxy statement-prospectus.

     On August 5, 1998, LSI, JSI and ABN AMRO entered into a credit agreement. The credit agreement was restated and superseded by the Amended and Restated Credit Agreement dated as of September 22, 1998 and thereafter syndicated to a group of lenders determined by ABN AMRO and LSI. The credit agreement consists of two credit facilities: a $575 million senior unsecured reducing revolving credit facility ("Revolver"), and a $150 million senior unsecured revolving credit facility ("364 day Facility").

     On August 5, 1998, LSI borrowed $150 million under the 364 day Facility and $485 million under the Revolver. On December 22, 1998, LSI borrowed an additional $30 million under the Revolver. The credit facilities allow for borrowings at adjustable rates of LIBOR/TIBOR with a 1.25% spread. Interest payments are due quarterly. The 364 day Facility expires on August 3, 1999, at which time borrowings outstanding are payable in full. The Revolver has a term of four years, with the principal to be reduced quarterly beginning on December 31, 1999. The Revolver includes a term loan sub-facility in the amount of 8.6 billion yen made available to JSI over the same term. The yen term loan sub-facility is for a period of four years with no required payments until it expires on August 5, 2002. As of March 31, 1999, the interest rate for the Revolver and the yen sub-facility were 6.22% and 1.99%, respectively. Pursuant to the

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restated credit agreement, on August 30, 1998, JSI repaid its existing 11.4 billion yen (US$79.2 million) credit facility and borrowed 8.6 billion yen (US$73.4 million translated at March 31, 1999) bearing interest at adjustable rates. In March of 1999, LSI repaid the $150 million outstanding under the 364 day Facility and $185.5 million outstanding under the Revolver primarily using the proceeds from the Convertible Notes. Borrowings outstanding under the 364 day Facility and the Revolver including the yen sub-facility were $740 million as of December 31, 1998. Borrowings outstanding under the Revolver including the yen sub-facility were $372.9 million as of March 31, 1999. JSI also had borrowings outstanding of approximately 85 million yen (US$0.7 million) at March 31, 1999. LSI paid approximately $3.8 million in debt issuance costs related to the credit facility.

     In accordance with the new credit arrangement, LSI must comply with certain financial covenants related to profitability, tangible net worth, liquidity, senior debt leverage, debt service coverage and subordinated indebtedness. At December 31, 1998 and March 31, 1999, LSI was in compliance with these covenants.

     In December 1996, LSI entered into a credit arrangement with several banks for a $300 million revolving line of credit expiring in December 1999. LSI canceled that agreement on July 31, 1998.

First Quarter of Fiscal 1999 Compared to First Quarter of Fiscal 1998

     Cash, cash equivalents and short-term investments increased by $1.1 million during the first three months of 1999 to $282.4 million from $281.3 million at the end of 1998. The increase is primarily due to cash generated from operations partially offset by purchases of property and equipment.

     Working capital increased by $216.5 million to $443.2 million at March 31, 1999 from $226.7 million at December 31, 1998. The increase in working capital is primarily a result of the following elements:

     - Lower current liabilities as a result of repayment of the short-term portion of the debt facility; and

     - Higher accounts receivable and lower accounts payable and accrued liabilities.

     The increase in working capital was offset in part by lower inventories, prepaids and other current assets and higher accrued salaries, wages and benefits as compared to the comparable period in 1998.

     During the first three months of 1999, LSI generated $36.1 million of cash and cash equivalents from operating activities compared to $30.0 million during the same period in 1998. The increase in cash and cash equivalents provided from operations is primarily attributable to:

     - Higher net income (before depreciation and amortization, write-off of unamortized preproduction costs and non-cash restructuring charges); and

     - Decreases in inventories, prepaids and other assets.

     The increase is offset in part by an increase in accounts receivable, and a decrease in accounts payable, accrued and other liabilities. The increase in accounts receivable and a decrease in inventories are due to large shipments made at the end of the first quarter of 1999 as compared to the same period in 1998. The decrease in prepaids and other assets is primarily attributable to $19.2 million of amortization of intangibles partially offset by $9.5 million of the capitalized debt issuance costs. The decrease in accounts payable is as a result of timing of invoice receipt and payment and fewer purchases of property and equipment during the first three months of 1999 as compared to the same period in 1998 as the construction of the Gresham facility reached completion. The decrease in accrued and other liabilities is primarily due to lower income taxes payable.

     Cash and cash equivalents used in investing activities during the first three months of 1999 were $27.5 million compared to $6.2 million during the same period in 1998. The primary investing activities during the first quarter of 1999 included the following:

     - Purchases and sales of debt and equity securities available-for-sale; and

     - Purchases of property and equipment.

     The increase in cash used in investing activities during the first three months of 1999 as compared to the same period in 1998 is primarily attributable to an increase in purchases of debt and equity securities available-for-sale, net of maturities and sales, offset in part by a decrease in purchases of property and

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equipment. LSI believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Net capital additions were $9.5 million and $60.8 million during the first three months of 1999 and 1998, respectively. The decrease in additions from 1998 was primarily attributable to reduced purchases of property and equipment related to construction of the new wafer fabrication facility in Gresham, Oregon. LSI expects to maintain the level of capital expenditure below $200 million in 1999.

     Cash and cash equivalents used for financing activities during the first three months of 1999 totaled $25.0 million, compared to $1.1 million provided by financing activities in the same period of 1998. The increase in cash used during the first quarter of 1999 is primarily attributable to repayment of the credit facility, net of proceeds from the issuance of the new 4 1/4% Convertible Subordinated Notes. See Note 4 to the Unaudited Consolidated Condensed Financial Statements on page F-34 of this proxy statement-prospectus. The increase in cash used is offset in part by proceeds from sales of common stock issued pursuant to LSI's employee stock option plans.

     During March of 1999, LSI issued $345 million of 4 1/4% Convertible Subordinated Notes (the "Convertible Notes") due in 2004. The Convertible Notes are subordinated to all existing and future senior debt, are convertible 60 days following issuance into shares of LSI common stock at a conversion price of $31.353 per share and are redeemable at LSI's option, in whole or in part, at any time on or after March 20, 2002. Each holder of the Convertible Notes has the right to cause LSI to repurchase all of such holder's Convertible Notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. LSI paid approximately $9.5 million for debt issuance costs related to the Convertible Notes. The debt issuance costs are being amortized using the interest method. LSI used the net proceeds from the Convertible Notes to repay debt obligations as outlined above.

     LSI believes that its level of financial resources is an important competitive factor in LSI's industry. Accordingly, LSI may, from time to time, seek additional equity or debt financing. LSI believes that its existing liquid resources and funds generated from operations, combined with funds from such financing and our ability to borrow funds, will be adequate to meet its operating and capital requirements and obligations for the next 12 months. LSI can provide no assurance, however, that such additional financing will be available when needed or, if available, will be on favorable terms. Any future equity financing will decrease existing stockholders' equity percentage ownership and may, depending on the price at which the equity is sold, result in dilution.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the Accounting Standards Executive Committee released Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities." SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. LSI will expense the unamortized preproduction balance of $91.8 million, net of tax as of January 1, 1999 and present it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5.

     In 1998, LSI adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. The primary difference between LSI's net income and LSI's comprehensive income is due to foreign currency translation adjustments. LSI is showing comprehensive income in the Statement of Stockholders' Equity.

     In 1998, LSI adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and replaces the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of a company's reportable segments. SFAS

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No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of LSI's operations or financial position or the segments we reported in 1998. See
Note 11 of the Notes to LSI's Consolidated Financial Statements beginning on page F-24 of this proxy statement-prospectus and Note 10 of the Notes to LSI's Unaudited Consolidated Financial Statements beginning on page F-37 of this proxy statement-prospectus.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges, and establishes respective accounting standards for reporting changes in the fair value of the instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon adoption of SFAS No. 133, LSI will be required to adjust hedging instruments to fair value in the balance sheet, and recognize the offsetting gain or loss as transition adjustments to be reported in net income or other comprehensive income, as appropriate, and presented in a manner similar to the cumulative effect of a change in accounting principle. While LSI believes the adoption of this statement will not have a significant effect on LSI's results of operations as most derivative instruments are closed on the last day of each fiscal quarter, the impact of the adoption of SFAS No. 133 as of the effective date cannot be reasonably estimated at this time.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF LSI

     LSI has foreign subsidiaries which operate and sell LSI's products in various global markets. As a result, LSI's cash flow and earnings are exposed to fluctuations in interest rates and foreign currency exchange rates. LSI attempts to limit these exposures through operational strategies and financial market instruments. LSI uses various hedge instruments, primarily forward contracts with maturities of six months or less, currency swaps and currency option contracts, to manage its exposure associated with intercompany and third-party transactions and with net asset and liability positions denominated in nonfunctional currencies. LSI also uses interest rate swap contracts to manage its interest rate risk on yen denominated debt obligations. There were no currency swap or interest rate swap contracts outstanding as of December 31, 1998. See Note 6 of the Notes to LSI's Consolidated Financial Statements beginning on page F-17 of this proxy statement-prospectus. LSI did not purchase or hold derivative financial instruments for trading purposes as of December 31, 1998. There have been no significant changes in these market risk disclosures during the first three months of 1999 as compared to the discussion herein for the year ended December 31, 1999.

     INTEREST RATE SENSITIVITY. LSI is subject to interest rate risk on its investment portfolio and outstanding debt.

     A 45 basis-point move in interest rates (10% of our weighted-average worldwide interest rate in 1998) affecting LSI's floating-rate financial instruments as of December 31, 1998, including both debt obligations and investments, would have an insignificant effect on LSI's pretax earnings over the next fiscal year. In 1997, an assumed 57 basis point move in interest rates (10% of LSI's weighted-average worldwide interest rate in 1997) affecting LSI's interest sensitive investments was also determined to have had an insignificant effect on LSI's financial position, results of operations and cash flows.

     LSI manages interest rate risk on U.S. dollar and yen based debt obligations by entering into interest rate swap contracts from time to time. There were no interest rate swap contracts outstanding at December 31, 1998. See
Note 6 of the Notes to LSI's Consolidated Financial Statements beginning on page F-17 of this proxy statement-prospectus. In the event that interest rate swaps are entered into, any fluctuations in the underlying interest rate have an equal and opposite effect on the debt obligations and the interest rate swaps hedging the obligations.

     FOREIGN CURRENCY EXCHANGE RISK. Based on LSI's overall currency rate exposure at December 31, 1998, including derivative financial instruments and nonfunctional currency denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would have an insignificant effect on LSI's financial position, results of operations and cash flows over the next fiscal year. In 1997, a near-term 10% appreciation or depreciation of the U.S. dollar was also determined to have an insignificant effect.

                   LSI MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS OF LSI LOGIC CORPORATION

     The members of LSI's Board of Directors, who are elected annually by a vote of the stockholders, are as follows:

                                                                                                 DIRECTOR
          NAME OF DIRECTOR             AGE                 PRINCIPAL OCCUPATION                   SINCE
          ----------------             ---                 --------------------                  --------
Wilfred J. Corrigan..................  61    Chairman of the Board of Directors and                1981
                                             Chief Executive Officer of LSI
T.Z. Chu.............................  64    Retired President of Hoefer Pharmacia Biotech,        1992
                                             Inc.

Malcolm R. Currie....................  72    Chief Executive Officer, Currie Technologies,         1992
                                             Inc.;
                                             Chairman Emeritus, Hughes Aircraft, Inc.
James H. Keyes.......................  58    Chairman and Chief Executive Officer of Johnson       1983
                                             Controls, Inc.
R. Douglas Norby.....................  63    Executive Vice President and Chief Financial          1993
                                             Officer of
                                             LSI
Matthew J. O'Rourke..................  60    Consultant; Retired Partner, PriceWaterhouse LLP      1999

     There are no family relationships between or among any directors or executive officers of LSI.

     Mr. Corrigan, a founder of LSI, has served as Chief Executive Officer and a director of LSI since our organization in January 1981. Mr. Corrigan also serves on the boards of directors of several privately held corporations.

     Mr. Chu served as President of Hoefer Pharmacia Biotech, Inc., a biotechnology company, from March 1995 until his retirement in February 1997. From August 1993 until March 1995, Mr. Chu served as President and Chief Executive Officer of Hoefer Scientific Instruments, a manufacturer of scientific instruments. From January 1992 until August 1993, Mr. Chu acted as a consultant to Hambrecht & Quist, an investment banking firm and to Thermo Instrument Systems, Inc., a manufacturer of analytical instruments.

     Mr. Currie serves as Chief Executive Officer of Currie Technologies, Inc., a manufacturer of electric propulsion systems for bicycles. Mr. Currie served as Chairman and Chief Executive Officer of Hughes Aircraft Company from March 1988 until his retirement in July 1992. He presently serves on the boards of directors of Unocal Corporation, Investment Company of America, SM&A Corp., and Regal One Corp., and as Chairman of the Board of Trustees of the University of Southern California.

     Mr. Keyes has served as Chairman and Chief Executive Officer of Johnson Controls, Inc. since January 1993. Johnson Controls, Inc. is a global leader in automotive systems and facility management and control. Mr. Keyes also serves on the boards of directors of Pitney Bowes, Inc. and the Chicago Federal Reserve Board.

     Mr. Norby has served as Executive Vice President and Chief Financial Officer of LSI since November 1996. From September 1993 until November 1996, Mr. Norby served as Senior Vice President and Chief Financial Officer of Mentor Graphics Corporation, an EDA company. From July 1992 until September 1993, Mr. Norby served as President and Chief Executive Officer of Pharmetrix Corporation, a health care company located in Menlo Park, California. Mr. Norby serves on the board of directors of Corvas International, Inc.

     Mr. O'Rourke was a partner with the accounting firm Price Waterhouse LLP from 1972 until his retirement in June 1996. Prior to his retirement, he served as the managing partner at Price Waterhouse's New York National Office from 1994 to 1996 and as managing partner for Northern California from 1988 to 1994. Since his retirement, Mr. O'Rourke has provided services as an independent business consultant. Mr. O'Rourke is a member of the board of directors of Read-Rite Corporation, a manufacturer of recording heads and related assemblies for computer disk and tape drives and other data storage products.

     The executive officers of LSI, who are elected by and serve at the discretion of the Board of Directors, as of February 12, 1999 are as follows:

                                                                                                EMPLOYED
                NAME                   AGE                       POSITION                        SINCE
                ----                   ---                       --------                       --------
Wilfred J. Corrigan..................  61    Chairman and Chief Executive Officer                 1981
Elias J. Antoun......................  42    Executive Vice President, Consumer Products          1991
John P. Daane........................  35    Executive Vice President, Communications,            1985
                                             Computer
                                             and ASIC Products
John D'Errico........................  55    Executive Vice President, LSI Storage Products       1984
                                             and Colorado Operations
Thomas Georgens......................  39    Senior Vice President & General Manager,             1998
                                             Storage Systems, Inc.
W. Richard Marz......................  55    Executive Vice President, Geographic Markets         1995
R. Douglas Norby.....................  63    Executive Vice President and Chief Financial         1996
                                             Officer
David E. Sanders.....................  51    Vice President, General Counsel and Secretary        1986
Lewis C. Wallbridge..................  55    Vice President, Human Resources                      1984
Joseph M. Zelayeta...................  52    Executive Vice President, Worldwide Operations       1981

     Mr. Corrigan, Mr. Sanders and Mr. Wallbridge have been associated with LSI in their present position for more than the past five years.

     Elias J. Antoun was named Executive Vice President, Consumer Products in March 1998. Mr. Antoun joined LSI in 1991, and has served in senior management and executive positions including General Manager of Finance and, more recently, President of LSI Logic K.K.

     John P. Daane was named Executive Vice President, Communications, Computer and ASIC Products, in October 1997. Mr. Daane joined LSI in 1985, and has served in senior management and executive positions since 1992, including, most recently, Vice President and General Manager of the Communication Products Division.

     John D'Errico was named Executive Vice President, Storage Components and Colorado Operations in August 1998. Mr. D'Errico joined us in 1984 and has held various senior management and executive positions at our manufacturing facilities in the U.S. and Japan. Most recently, Mr. D'Errico served as Vice President and General Manager, Pan-Asia.

     Thomas Georgens was named Senior Vice President and General Manager, Storage Systems, Inc., in August 1998, upon the acquisition of Symbios, Inc. Mr. Georgens joined Symbios in 1996, where he served as Vice President and General Manager of Storage Systems. Before joining Symbios, Mr. Georgens was employed by EMC Corporation, where he served as Director of Engineering Operations for the Systems Group and later as Director of Internet Marketing.

     W. Richard Marz joined LSI in September 1995 as Senior Vice President, North American Marketing and Sales, and was named Executive Vice President, Geographic Markets in May 1996. Before joining us, Mr. Marz was a long-time senior sales and marketing executive at Advanced Micro Devices, Inc., a semiconductor manufacturer.

     R. Douglas Norby has served as Executive Vice President and Chief Financial Officer of LSI since November 1996. From September 1993 until November 1996, Mr. Norby served as Senior Vice President and Chief Financial Officer of Mentor Graphics Corporation, an EDA company. From July 1992 until September 1993, Mr. Norby served as President and Chief Executive Officer of Pharmetrix Corporation, a health care company located in Menlo Park, California. Mr. Norby has been a member of the Board of Directors of LSI since 1993, and he currently also serves on the board of directors of Corvas International, Inc., a biopharmaceutical company.

     Joseph M. Zelayeta was named Executive Vice President, Worldwide Operations in September 1997. Employed with LSI since 1981, Mr. Zelayeta has held management and executive positions in research and development and manufacturing operations since 1986.

EXECUTIVE COMPENSATION OF LSI

SUMMARY OF COMPENSATION

     The following table shows, as to (i) the Chief Executive Officer of LSI, and (ii) each of the four other most highly compensated executive officers of LSI whose salary plus bonus exceeded $100,000 in 1998 (the "LSI Named Executive Officers"), information concerning all reportable compensation awarded to, earned by or paid to each for services to LSI in all capacities during the fiscal year ended December 31, 1998, as well as such compensation for each such individual for LSI's previous two fiscal years (if such person was an executive officer of LSI during any part of such previous fiscal year).

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG TERM
                                                                                                   COMPENSATION
                                                                                    ------------------------------------------
                                                          ANNUAL COMPENSATION       OTHER ANNUAL                   ALL OTHER
                                                      ---------------------------   COMPENSATION                  COMPENSATION
                                                                                    ------------     OPTIONS/     ------------
            NAME AND PRINCIPAL POSITION               YEAR   SALARY($)   BONUS($)      ($)(1)       SARS(#)(2)       ($)(3)
            ---------------------------               ----   ---------   --------   ------------   ------------   ------------
Wilfred J. Corrigan.................................  1998   $744,238    $375,000     $ 9,600        500,000        $  9,450
  Chairman and Chief Executive Officer                1997   $704,231    $375,000     $ 8,800        300,000        $ 19,911
                                                      1996   $685,577    $ -0-        $10,400         -0-           $ 13,807

John P. Daane(4)....................................  1998   $329,238    $150,000     $ 8,400        200,000        $    727
  Executive Vice President, Communications, Computer  1997   $230,000    $200,000     $ 7,033        100,000        $  4,884
    and ASIC Products

W. Richard Marz.....................................  1998   $350,967    $ 85,000     $ 9,710         35,000        $  5,815
  Executive Vice President, Geographic Markets        1997   $337,308    $100,000     $ 7,700         20,000        $ 10,567
                                                      1996   $332,077    $ 30,000     $ 9,100        175,000        $  7,562

R. Douglas Norby....................................  1998   $334,623    $110,000     $12,300         75,000        $  9,450
  Executive Vice President and Chief Financial
    Officer.........................................  1997   $314,615    $150,000     $11,600         30,000        $187,530
                                                      1996   $ 45,000    $ -0-        $ 2,100        307,500        $ 25,318

Joseph M. Zelayeta(5)...............................  1998   $360,968    $130,000     $ 8,400         35,000        $  3,722
  Executive Vice President, Worldwide Operations      1997   $304,423    $170,000     $ 6,900         70,000        $ 19,785

---------------
(1) Includes amounts paid for car allowance and, in the case of Messrs. Marz and Norby, tax preparation.

(2) LSI has not granted any stock appreciation rights.

(3) "All Other Compensation" is itemized as follows:

     - In 1998, Mr. Corrigan received $9,450 for group life insurance. In 1997, Mr. Corrigan received $13,611 for profit sharing and $6,300 for group term life insurance. In 1996, Mr. Corrigan received $7,265 for profit sharing and $6,542 for group term life insurance.

     - In 1998, Mr. Daane received $727 for group life insurance. In 1997, Mr. Daane received $4,128 for profit sharing and $756 for group term life insurance.

     - In 1998, Mr. Marz received $5,815 for group life insurance. In 1997, Mr. Marz received $6,535 for profit sharing and $4,032 for group life insurance. In 1996, Mr. Marz received $3,375 for profit sharing and $4,187 for group term life insurance.

     - In 1998, Mr. Norby received $9,450 for group life insurance. In 1997, Mr. Norby received $6,077 for profit sharing, $9,828 for group term life insurance and $171,625 for relocation compensation. In 1996, Mr. Norby received $23,750 for directors' fees.

     - In 1998, Mr. Zelayeta received $3,722 for group life insurance. In 1997, Mr. Zelayeta received $5,619 for profit sharing, $4,032 for group term life insurance and $10,134 for relocation.

(4) Mr. Daane was named an executive officer of LSI in October 1997.

(5) Mr. Zelayeta was named an executive officer of LSI in September 1997.

STOCK OPTION GRANTS AND EXERCISES

     The following tables set forth information with respect to the stock options granted to the LSI Named Executive Officers under LSI's stock option plans and the options exercised by such LSI Named Executive Officers during the fiscal year ended December 31, 1998 and the options held by the LSI Named Executive Officers at December 31, 1998.

     The Option Grants Table sets forth hypothetical gains or "option spreads" for the options at the end of their respective ten-year terms, as calculated in accordance with the rules of the Securities and Exchange Commission. Each gain is based on an arbitrarily assumed annualized rate of compound appreciation of the market price of 5% and 10% from the date the option was granted to the end of the option term and does not represent LSI's projection of future stock price performance. Actual gains, if any, on option exercises are dependent on the future performance of our common stock and overall market conditions.

                    OPTION/SAR(1) GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS

                                     NUMBER OF                                                    POTENTIAL REALIZABLE VALUE
                                     SECURITIES       PERCENT OF                                  AT ASSUMED ANNUAL RATES OF
                                     UNDERLYING         TOTAL                                      STOCK PRICE APPRECIATION
                                      OPTIONS        OPTIONS/SARS    EXERCISE OR                        FOR OPTION TERM
                                     GRANTED IN       GRANTED TO     BASE PRICE     EXPIRATION    ---------------------------
              NAME                 FISCAL YEAR(2)     EMPLOYEES       ($/SHARE)        DATE           5%             10%
              ----                 --------------    ------------    -----------    ----------    -----------    ------------
Wilfred J. Corrigan..............     500,000            7.48          $17.06       11/20/2008    $5,365,257     $13,596,615
John P. Daane....................      50,000            0.75          $26.00        2/11/2008    $  817,563     $ 2,071,865
                                      150,000            2.24          $18.94        8/14/2008    $1,786,454     $ 4,527,225
W. Richard Marz..................      35,000            0.52          $18.94        8/14/2008    $  416,839     $ 1,056,352
R. Douglas Norby.................      75,000            1.12          $18.94        8/14/2008    $  893,227     $ 2,263,612
Joseph M. Zelayeta...............      35,000            0.52          $18.94        8/14/2008    $  416,839     $ 1,056,352

---------------
(1) LSI has not granted any stock appreciation rights.

(2) All options shown in the table were granted under the 1991 Incentive Plan. The material terms of the options are: (a) The exercise price of the options is the fair market value of the common stock as of the date of grant; (b) The options vest cumulatively in equal 25% increments on each of the first four anniversaries of the date of grant; (c) To the extent unexercised, the options lapse after ten years; (d) The options are non-transferable and are only exercisable during the period of employment of the optionee (or within three months following termination of employment), subject to limited exceptions in the cases of certain terminations, death or permanent disability of the optionee.

               AGGREGATED OPTION(1) EXERCISES IN LAST FISCAL YEAR
                               AND YEAR-END VALUE

                                                                             NUMBER OF                      VALUE(1) OF
                                                                       SECURITIES UNDERLYING          UNEXERCISED IN-THE-MONEY
                                                                      UNEXERCISED OPTIONS HELD            OPTIONS HELD AT
                                        SHARES                           AT FISCAL YEAR END               FISCAL YEAR END
                                      ACQUIRED ON       VALUE       ----------------------------    ----------------------------
                NAME                  EXERCISE(#)    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                ----                  -----------    -----------    -----------    -------------    -----------    -------------
Wilfred J. Corrigan.................       -0-        $    -0-       1,250,000       1,075,000      $1,328,125        $   -0-
John P. Daane.......................       -0-        $    -0-         127,000         345,000      $   31,750        $   -0-
W. Richard Marz.....................       -0-        $    -0-         186,250         168,750      $      -0-        $   -0-
R. Douglas Norby....................    30,000        $520,688         178,750         253,750      $      -0-        $   -0-
Joseph M. Zelayeta..................       -0-        $    -0-         211,500         137,500      $1,353,500        $   -0-

---------------
(1) Value of unexercised options is based on the difference between the fair market value of LSI's Common Stock of $16.125 per share as of December 31, 1998 (the last day of the last completed fiscal year) and the exercise price of the unexercised in-the-money options.

          LSI COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OVERVIEW AND PHILOSOPHY

     The Compensation Committee (the "Committee") of LSI's Board of Directors establishes the overall executive compensation strategies of LSI and approves compensation elements of LSI's Chief Executive Officer and other executive officers. The Committee periodically reviews its approach to executive compensation.

     The Committee is comprised of all of the outside, non-employee members of LSI's Board of Directors (three), none of whom has interlocking relationships as defined by the Securities and Exchange Commission. The Committee has available to us such external compensation advice and data as the Committee deems necessary and appropriate to obtain.

     The compensation philosophy of the Committee is to provide a comprehensive compensation package for each executive officer that is well suited to support accomplishment of our business strategies, objectives and initiatives. For incentive-based compensation, the Committee considers the desirability of structuring such compensation arrangements so as to qualify for deductibility by us under Section 162(m) of the Internal Revenue Code. As the Committee applies this compensation philosophy in determining appropriate executive compensation levels and other compensation factors, the Committee reaches its decision with a view towards LSI's overall financial performance.

EXECUTIVE OFFICER COMPENSATION

     The Committee's approach is based upon a belief that a substantial portion of aggregate annual compensation for executive officers should be contingent upon LSI's performance and an individual's contribution to LSI's success. In addition, the Committee strives to align the interest of LSI's executive officers with the long-term interests of stockholders through stock option grants that can result in ownership of LSI's common stock. The Committee endeavors to structure each executive officer's overall compensation package to be consistent with this approach and to enable LSI to attract, retain and reward individuals who contribute to LSI's success.

     LSI's compensation program for executive officers is based on the following guidelines:

     - Establishment of salary levels and participation in generally available employee benefit programs based on competitive compensation package practices.

     - Utilization of a performance-based, cash incentive plan.

     - Inclusion of equity opportunities that create long-term incentives based upon increases in stockholder return.

     LSI had a cash incentive plan during 1998 that provided for bonus awards to be made to the executive officers (other than the CEO) and other members of senior management, subject to an aggregate budget for all awards under the plan. The plan established a minimum level of operating income to be achieved by LSI for the year (1998) before any awards would be made. The plan also allowed upward adjustments in awards to be made if the minimum operating income target was exceeded. In addition, the plan provides for the CEO to determine individual bonus award amounts pursuant to his judgment of each participant's relative personal contributions to LSI's performance, subject to the approval of the Committee of awards to executive officers. LSI's operating income for 1998 exceeded the threshold target established under the plan for payments under the plan. Accordingly, awards were made to individual executive officers consistent with the plan's provisions regarding LSI's performance and the personal contributions of each executive officer. The total of all payments under the plan were within the budget approved previously by the Committee.

     During 1998, the Committee approved a budget for increases in base salary levels of executive officers, which reflected the compensation guidelines described previously in this report. Increases in base salary amounts for individual executive officers were then made pursuant to the CEO's judgment and discretion in satisfying LSI's compensation philosophy set forth above. The aggregate of such adjustments was within the budget that had been approved by the Committee. The general level of compensation of LSI's executive officers is in the median of ranges of compensation information sources against which we make competitive comparisons.

     LSI maintains a set of guidelines for use in making recommendations to the Committee on individual grants to executive officers of options to purchase common stock of LSI. Stock option grants were made to the executive officers by reference to the guidelines. These guidelines are developed by reference to external published surveys and other information that are believed to fairly reflect the competitive environment in which LSI operates and which are consistent with the compensation principles set forth above.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Corrigan has been CEO of LSI since its founding in 1981. His base salary prior to the beginning of fiscal 1998 was $715,000. During 1998, the Committee considered information regarding competitive compensation practices and levels for chief executive officers, the above-described compensation approach to executive officers and an assessment by this Committee of Mr. Corrigan's contribution to LSI's performance. Based on such factors, the Committee increased Mr. Corrigan's base salary to $755,000. The base salary established by the Committee falls in the median of the range of such information used for competitive comparisons.

     The Committee awarded Mr. Corrigan a cash bonus in the amount of $375,000, in respect to LSI's performance during 1998, and Mr. Corrigan's contributions as CEO. The Committee based its evaluation of Mr. Corrigan's performance for purposes of determining the amount of this award pursuant to the operating income objectives that were established in accordance with the terms of the performance-based bonus compensation plan for the CEO.

     Mr. Corrigan was granted options to purchase 500,000 shares of LSI's Common Stock during 1998. The Committee determined this portion of Mr. Corrigan's total compensation after consideration of the compensation principles set forth above. Also, the Committee considered external published survey data and other information sources that it believes fairly reflect competitive equity incentive practices for chief executive officers of publicly traded companies against which LSI's practices for the CEO should be compared.

     The Committee believes Mr. Corrigan has managed LSI well, and has achieved distinguished results, including in terms of revenue, gross margin, operating income, net income growth and successful execution of strategic transactions.

                                      MEMBERS OF THE COMPENSATION COMMITTEE

                                      James H. Keyes
                                      T.Z. Chu
                                      Malcolm R. Currie

February 19, 1999

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There are no members of the Compensation Committee who were officers or employees of LSI or any of LSI's subsidiaries during the fiscal year, formerly officers of LSI, or had any relationship otherwise requiring disclosure hereunder.

LSI PERFORMANCE GRAPH

     The stock price performance shown on the graph following is not necessarily indicative of future price performance.

                                                                              STANDARD & POOR'S 500
                                                  LSI LOGIC CORPORATION               INDEX                 HAMBRECHT & QUIST
                                                  ---------------------       ---------------------         -----------------
1993                                                        100                         100                         100
1994                                                     254.33                      101.32                      120.12
1995                                                      412.6                       139.4                      179.61
1996                                                     337.01                       171.4                      223.23
1997                                                     247.24                      228.59                      261.72
1998                                                     203.15                      293.91                      407.08

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
                   AMONG LSI LOGIC CORPORATION, S&P 500 INDEX
                     AND HAMBRECHT & QUIST TECHNOLOGY INDEX

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF LSI

     In 1998, LSI loaned $400,000 to Elias J. Antoun, an executive officer, to assist in the purchase of his home. The loan bears interest at an annual rate of 6%. On February 12, 1999, the last practicable date before filing, the outstanding balance on the loan was $400,000 plus accrued interest in the amount of $18,871.

                                BUSINESS OF SEEQ

     SEEQ is a leading supplier of Ethernet data communication products for networking applications. Ethernet is the dominant local area network technology today and was originally developed by Xerox and Digital Equipment Corporation in the late 1970s. As an ethernet pioneer, SEEQ introduced the industry's first ethernet chip set in 1982. SEEQ combines its strengths in digital and analog circuit design with its communication systems expertise to produce mixed-signal data communication solutions that provide increased functionality and greater reliability that result in lower total system cost. In 1983, SEEQ successfully developed the industry's first integrated ethernet data communication controller. In 1994, SEEQ introduced the industry's first fast ethernet (100 megabits per second) four-port controller. In 1997, SEEQ introduced the industry's first gigabit ethernet (1000 megabits per second) controller for backbone connectivity, and in 1998 introduced the first four port physical layer device with reduced media independent interface.

     SEEQ's product development and marketing strategy is to sell its products to systems manufacturers who are performance and volume leaders in the information networking, telecommunications, personal computer, workstation and enterprise markets. SEEQ's more than 150 customers worldwide include such industry leaders as 3COM, Cabletron, Cisco Systems, Compaq, Fore Systems, Intel, Kingston, Northern Telecom, and Xircom. SEEQ's ethernet data communication products are sold in numerous market applications of ethernet adapter cards, workstations, media attachment units, print servers, file servers, repeaters, switches, bridges and routers.

     SEEQ's product line includes ethernet media access controllers, ethernet chip sets for switched Ethernet applications, encoders/decoders, coaxial cable CMOS transceivers, unshielded twisted pair cable CMOS transceivers, and networking modules. In order to meet customers' needs for higher-speed local area network solutions, SEEQ offers products which support both fast ethernet and gigabit ethernet, in addition to traditional 10Base-T Ethernet (10Mbps) products.

     SEEQ was founded in 1981 to develop, manufacture and market products incorporating metal-oxide-silicon reprogrammable, nonvolatile memory integrated circuit technology. In February 1994, SEEQ sold its nonvolatile memory technology and related assets to focus on the data communications market.

INDUSTRY BACKGROUND

     Corporate computing networks during the late 1960s and 1970s were characterized by expensive main frame computers which were concentrated in a central location and accessed by remote display. As the declining cost of computing power made distributed data processing possible, local area networks developed in the early 1980s which provided departmental level processing in the form of powerful small personal computers and microprocessor-based workstations. Local area networks are used at the departmental level for information exchange among the local computers and sharing of peripherals.

     Although the computer industry initially favored proprietary local area network solutions, a cooperative effort between computer and communications vendors under the sponsorship of the Institute of Electrical and Electronic Engineers resulted in several local area network protocol standards including ethernet. These standard-based local area networks provide a local shared communications facility which can be accessed by products from multiple vendors, even though the higher level of protocols for these products may be incompatible. Under these standards, the installation of local area networks has expanded significantly, with most of the worldwide personal computers used in a business environment now connected to some form of local area network. Demand for local area network products has grown rapidly in recent years, as a result of the growth in corporate networks, the introduction of client/server computing, the expansion of the Internet, and the development of new applications, including video conferencing, image processing and multimedia. As networks grow in size and these new applications require faster data rates, business networks will require more capacity than is provided by current implementations. Fast ethernet, gigabit ethernet and asynchronous transfer mode technologies are expected to satisfy the requirement for greater bandwidth capacity on most local area networks. The rapid price/performance improvements in the networking technology has further increased demand.

BUSINESS STRATEGY

     SEEQ's objective is to be a leading provider of digital and mixed-signal silicon products for data communication applications. Key elements of SEEQ's business strategy include the following:

     - DELIVER A BROAD RANGE OF PRODUCT OFFERINGS TO ETHERNET SYSTEMS MANUFACTURERS

        The primary focus of SEEQ's business strategy is to provide "connectivity solutions" to leading systems manufacturers in rapidly growing high speed ethernet data communications markets. SEEQ strives to maintain close contact with its customers and prospective customers to identify opportunities to design products to meet customer specific functional requirements and to bring added value to the end product. SEEQ also strives to continuously expand its data communication product offerings in order to increase the capability and operational and cost efficiencies for most local area network applications.

     - EXPAND "FAST" ETHERNET PRODUCT OFFERINGS AND CUSTOMER BASE

        SEEQ is committed to the introduction of new data communication products into existing and new high-speed local area network market segments (such as fast ethernet and gigabit ethernet), which enable system original equipment manufacturers to improve performance, address new applications and further combine higher levels of system functionality. SEEQ's existing line of fast ethernet products enable SEEQ to provide a full range of local area network data communication solutions to its customers. SEEQ has been successful in expanding its customer base by developing business relationships with both established and emerging systems manufacturers. As the data communications market, and specifically local area network equipment suppliers, adopt new, more complex protocol standards, and demand a higher level of functional integration, SEEQ has designed its new product offerings to satisfy most local area network connectivity requirements.

     - CAPITALIZE ON MIXED-SIGNAL AND COMMUNICATIONS SYSTEMS EXPERTISE

        SEEQ has assembled a talented group of engineers possessing both mixed-signal integrated circuit and communications systems design skills. SEEQ believes that its design staff is one of the leading mixed-signal teams in the industry and represents one of the Company's competitive strengths. SEEQ's strategy is to utilize its process development and local area network technology expertise, together with its manufacturing knowledge, to supply highly integrated connectivity solutions at lower system cost than competitors' products.

     - MAINTAIN COST-EFFECTIVE SILICON FOUNDRY RELATIONSHIPS

        SEEQ obtains the necessary supply of finished wafers to meet its manufacturing needs through selective foundry arrangements with major semiconductor manufacturers. These relationships are intended to provide SEEQ with the required wafer fabrication capacity and access to the most current silicon process technology. Due to the changing demand for world-wide foundry capacity, it is SEEQ's objective to maintain two suppliers for each of its "high-volume" products. Presently, SEEQ has foundry arrangements with four semiconductor manufacturers; AMI Semiconductor, Ricoh Electronics, Samsung Semiconductor and TSMC.

     - EXTEND STRATEGIC RELATIONSHIPS WITH INDUSTRY LEADERS

        SEEQ continues to work closely with systems manufacturers that are market and technology leaders, which in selected cases has led to strategic sole-source supplier arrangements. SEEQ believes that in order to build a long-term business relationship with a customer, SEEQ's product design and applications teams must focus on understanding and meeting the customers' specific system requirements. A close working relationship enables SEEQ to identify requirements for future systems being developed by the customer. In addition, SEEQ plays an active role in

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        industry-wide alliances aimed at developing standards for new local area network technologies. SEEQ is a contributing member of the Gigabit Ethernet Alliance.

     - TARGET EMERGING MARKETS FOR HIGH SPEED ETHERNET APPLICATIONS

        Fast ethernet has emerged over the last several years as a "user friendly" solution to expanding network throughput capacity. In fiscal 1998, fast ethernet related product sales accounted for approximately 76% of SEEQ's total revenues. Even as the market for fast ethernet solutions accelerates, network providers are developing products supporting even higher data rates. SEEQ has worked closely with these early market entrants and the Gigabit Ethernet Alliance to develop a standard gigabit ethernet media access controller for high-performance networking systems such as switches, routers and servers.

PRODUCTS

     Electronic data communications is one of the largest and fastest growing segments of the integrated electronics market. local area networks, representing networks connecting two or more computers and peripherals within a localized geographical area (e.g., office floor, building, or campus), address the need to share information among individuals in close proximity. The most popular data communication local area network technology in the market is ethernet. The speed of standard ethernet is 10Mbps. The most rapidly growing ethernet standard is 100Base-Tx, with the operation of ethernet over unshielded twisted pair wiring, at 100Mbps data rates.

     SEEQ's ethernet data link controllers are used in local area network systems that can interconnect a wide variety of computers and peripheral devices. They are generally used in ethernet-compatible systems, and replace a substantial number of discrete components previously contained on a printed circuit board. SEEQ also produces a set of ethernet encoder/decoder circuits, ethernet physical layer devices, and ethernet transceiver circuits. SEEQ's data communications products serve to reduce the cost of ethernet connections for local area network manufacturers.

MARKETING AND SALES

     SEEQ sells its products to original equipment manufacturers and distributors representing a wide range of markets, including adapter cards, workstations, media attachment units, print servers, file servers, repeaters, switches, bridges and routers. SEEQ's ten largest customers accounted for approximately 79%, 74%, and 77% of net revenues for fiscal years 1996, 1997 and 1998, respectively. Bay Networks (acquired by Northern Telecom in 1998) and Serial Systems accounted for approximately 42% and 10% of revenues in fiscal 1996, respectively. Bay Networks and Cabletron accounted for approximately 25% and 17% of revenues in fiscal 1997, respectively. Northern Telecom and Cabletron accounted for approximately 41% and 14% of revenues in fiscal 1998, respectively.

     SEEQ coordinates all domestic sales through its Burlington, Massachusetts, and its Blue Bell, Pennsylvania, regional sales offices in addition to its Fremont, California headquarters. SEEQ's three original equipment manufacturer sales managers work closely with manufacturers' representatives and distributors to secure design-ins and production orders.

     SEEQ markets its products through a network of independent manufacturers' representatives and independent distributors. SEEQ has contracted with five national distributors to stock and sell SEEQ's products from various stocking locations. In addition, SEEQ has contracted with approximately 15 independent manufacturers' representatives throughout the United States, representing over 150 individual salespeople. The representatives obtain orders for SEEQ, which SEEQ fills by shipping directly to the purchaser and for which SEEQ pays the representatives commissions based on the sales.

     International sales for fiscal years 1996, 1997 and 1998, were approximately, $8.0 million, $9.8 million, and $7.6 million, representing approximately 25%, 28%, and 27% of product sales, respectively. Internationally, SEEQ sells its products through a network of approximately 22 manufac-

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

turer's representatives (seven stock inventories of SEEQ's product), together with international sales management in Fremont, California. Sales to foreign customers are shipped from SEEQ's headquarters F.O.B. and are billed and paid in United States dollars. Although sales may be made subject to tariffs in certain countries or with regard to certain products, at present SEEQ's average selling prices for foreign sales are not significantly different from those for domestic sales. Foreign sales are subject to certain control restrictions imposed by the United States and foreign governments, but SEEQ has not encountered any such limitations that have materially affected its foreign sales.

     SEEQ's purchase orders do not necessarily result in sales as they are generally terminable by the customer without significant penalty. Consequently, backlog at any point in time is not necessarily indicative of future sales.

RESEARCH AND DEVELOPMENT

     Expertise in a variety of related disciplines and functions is necessary to design, develop and manufacture mixed signal semiconductor integrated circuits which combine both digital and analog circuits. These disciplines include systems and application engineering, computer aided design, device physics, semiconductor process engineering, circuit design, reliability physics and test engineering.

     SEEQ is concentrating on the application of its proprietary technologies for the development of mixed signal integrated circuits for the data communications market. Present research and development efforts are focused on the development of controllers and media signaling integrated circuits for the fast ethernet market and the gigabit ethernet market.

     SEEQ's research and development expenditures for the fiscal years 1996, 1997 and 1998, were approximately $3,303,000, $3,446,000, and $4,587,000, respectively. As of September 30, 1998, 19 employees were engaged in research and development activities.

MANUFACTURING

     The manufacturing process for semiconductors is comprised of three basic operations: silicon wafer fabrication, assembly and testing. SEEQ has chosen to use independent silicon foundries and assembly subcontractors to fabricate and assemble its integrated circuits. This strategy enables SEEQ to focus its resources on the design and test areas, where SEEQ believes it has greater competitive advantages, and to eliminate the high cost of owning and operating semiconductor silicon fabrication and assembly facilities.

     Presently, SEEQ has a business relationship with four foundries. As SEEQ does not have its own wafer fabrication capability, it must compete for foundry capacity with other, larger semiconductor suppliers. SEEQ works closely with its foundry partners to obtain a steady and predictable supply of integrated circuits. While SEEQ believes it can obtain fabrication capacity with its current foundry resources to meet current and future expected demand, SEEQ could experience a shortfall in product availability if any of its foundry partners are unable to meet planned capacity requirements or production schedules. Further, SEEQ has no agreements with any of its foundries which would ensure future wafer supply. Additionally, no one foundry partner is capable of supplying sufficient capacity to meet total current or future expected demand.

     A substantial number of SEEQ's products are manufactured and assembled by independent foundries and suppliers located in foreign countries. While the costs associated with these services are billed and paid in U.S. dollars, changes in foreign currencies against the U.S. dollar could impact future product costs.

     Test operations are performed during each phase of the manufacturing process. For its mixed signal products, SEEQ uses sophisticated testing equipment to test the die on each silicon wafer prior to shipment for assembly. After assembly, each unit (i.e. packaged die) undergoes final electrical testing at SEEQ or certain other outsourced facilities.

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

     Although the manufacturing process is highly controlled, equipment malfunctions, process complexities, minute impurities, or defects in the masks may cause a substantial percentage of the silicon wafers to be rejected or individual chips to be non-functional. There can be no assurance that SEEQ or any of its foundry suppliers will not experience yield problems in the future.

COMPETITION

     The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened domestic and international competition in many markets. SEEQ competes with major domestic and international semiconductor companies, most of which have substantially greater financial, technical, manufacturing and marketing resources than SEEQ, as well as other substantial resources with which to more effectively pursue engineering, manufacturing, marketing and distribution of their products. In addition, many of SEEQ's competitors maintain their own wafer fabrication and manufacturing facilities, which SEEQ considers to be a competitive advantage. Accordingly, SEEQ believes that it is at a substantial competitive disadvantage in comparison to larger companies with wafer fabrication and manufacturing facilities, broader product lines, greater technical, financial and other resources and a higher level of customer service and support. New entrants may also increase their participation in the semiconductor market. The ability of SEEQ to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside of its control, including, among others, success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of SEEQ's products by effective utilization of intellectual property laws, product quality, reliability and price, efficiency of production, the pace at which customers incorporate SEEQ's integrated circuits into their products, success of competitors' products and general economic conditions. Because SEEQ does not currently manufacture its own semiconductor wafers, SEEQ is vulnerable to process technology advances utilized by competitors to manufacture higher performance or lower cost products. There is no assurance that SEEQ will be able to compete successfully in the future.

PATENTS, TRADEMARKS AND LICENSES

     Although SEEQ believes its success depends primarily upon the experience and creative skills of its employees rather than the ownership of patents, SEEQ does pursue a policy of obtaining patents for certain inventions. SEEQ has obtained nonexclusive licenses from certain other organizations, such as Xerox Corporation, Level One Communications and Lucent Technologies, for use of product designs or patents in the development of SEEQ's products. Such license arrangements on a non-exclusive basis are customary in the industry.

     As is the case with many companies in the semiconductor industry, it may become necessary or desirable in the future for SEEQ to obtain licenses relating to its products from others. Although patent holders in the industry typically offer licenses, and SEEQ in the past has entered into license agreements, there can be no assurance that licenses can be obtained on acceptable terms.

     SEEQ has been issued eight United States patents for various data-communications technologies. These patents expire at various dates from 2011 to 2015. There can be no assurance that these patents will provide SEEQ with any meaningful protection. SEEQ also has certain federally registered trademarks. SEEQ is pursuing a systematic strategy of submitting patent applications whenever justified by a combination of business and technical considerations. SEEQ presently has on file with the U.S. Patent Office eleven applications, most of which relate to Fast Ethernet design technologies. In addition, SEEQ avails itself of mask work protection for its designs.

     SEEQ, from time to time, enters into technology and second source agreements. SEEQ has not granted any rights relative to its process or design technology which are or will be exclusive.

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

EMPLOYEES

     As of September 30, 1998, SEEQ had 75 employees, including 10 in marketing and sales, 19 in research, development and engineering related functions, 38 in manufacturing and 8 in management, administration and finance. SEEQ's success depends on a number of key employees, the loss of one or more of whom could adversely affect SEEQ. SEEQ believes that its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. SEEQ has never had a work stoppage, slow-down or strike. None of SEEQ's employees are represented by a labor union. SEEQ considers its employee relations to be good.

DESCRIPTION OF PROPERTIES OF SEEQ.

     SEEQ's executive offices and manufacturing and principal research and design facilities currently occupy a 54,000 square foot building located in Fremont, California. The building is leased by SEEQ under a lease scheduled to expire in 2005 with one five-year renewal option. SEEQ also leases additional offices for its regional sales managers in Blue Bell, Pennsylvania, and Burlington, Massachusetts.

LEGAL PROCEEDINGS OF SEEQ.

     On September 25, 1998, SEEQ settled a lawsuit filed by Level One Communications, Level One Communications, Inc. v. SEEQ Technology, Inc. (United States District Court for the Northern District of California, San Francisco Division, Case No. 95-04254 MHP). SEEQ agreed to take a fully-paid up license to Level One's asserted technology, and an initial agreement between Level One and SEEQ not to sue or counter-sue each other for patent infringement or otherwise for a period of two years from the date of execution of the settlement agreement. None of SEEQ's product lines will be affected by the settlement, nor will any continuing royalty or fee obligation exist in the future with respect to Level One's asserted technology. SEEQ took a one-time charge for the settlement of $3,156,000 in the fourth quarter ending September 30, 1998. Settlement costs included a cash payment and common stock issuance to Level One.

     On June 25, 1996, Praxair, Inc. filed a complaint against SEEQ, entitled Praxair, Inc., a Delaware Corporation v. SEEQ, Inc., a California Corporation and SEEQ Technology, Inc., a Delaware Corporation (Superior Court of the State of California, County of Santa Clara, Case No. CV758882). The suit arose out of a nitrogen supply contract between SEEQ and the plaintiff. The Complaint purported to state causes of action for breach of contract and promissory estoppel. The Complaint alleged that as a result of purported breaches of the nitrogen supply contract, SEEQ was obligated to pay plaintiff approximately $1,300,000 plus cost of suit, not including attorney's fees. On September 9, 1997, SEEQ and Praxair agreed to settle the lawsuit. Under the terms of settlement, SEEQ paid Praxair $300,000. In exchange, SEEQ received a full general release of known and unknown claims and an agreement that the lawsuit would be dismissed with prejudice. The case was dismissed with prejudice on September 11, 1997.

     Pursuant to the Asset Purchase Agreement dated February 7, 1994, (the "Asset Purchase Agreement") by and between SEEQ and Atmel Corporation, Atmel purchased the assets of SEEQ related to its electrically erasable programmable read only memory ("EEPROM") products. A substantial portion of the consideration received by SEEQ in connection with the EEPROM asset sale was placed in escrow subject to certain claims of indemnity by Atmel under the asset purchase agreement. As of September 30, 1998, $1,368,000 was on deposit in escrow (including interest of $839,000 earned thereon to such date). Such amount is subject to any future claims that may be made by Atmel with respect to the EEPROM technology sold to Atmel in the EEPROM asset sale under the terms of the asset purchase agreement. Atmel has notified SEEQ that, based on certain claims asserted by Hualon Microelectronics Corporation, one of SEEQ's former foundries and joint development partners, that SEEQ previously granted Hualon certain license rights to the EEPROM technology pursuant to an alleged license agreement, Atmel believed it might have been entitled to assert a claim against this escrow account. Atmel never made a claim against this escrow account. On February 9, 1999, the balance of this account was released to SEEQ.

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

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                               OPERATIONS OF SEEQ

     This proxy statement-prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this proxy statement-prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding SEEQ's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to SEEQ on the date hereof, and SEEQ assumes no obligation to update any such forward-looking statements. SEEQ's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the caption "Risk Factors" and elsewhere in this proxy statement-prospectus.

BACKGROUND

     SEEQ was founded in 1981 to focus on the development and manufacture of electrically erasable programmable read only non-volatile memory products and in 1982 began developing Ethernet data communication products. SEEQ recorded its first profitable year in fiscal 1987 and the growth continued in fiscal 1988 as both revenues and net income increased. In addition, SEEQ's financial condition was strengthened when a public common stock offering was completed in May 1988. Fiscal 1989 results were adversely affected by weakening market conditions and production problems. In fiscal 1989, SEEQ adopted a strategy to have its products manufactured by outside foundries.

     During the second quarter of fiscal 1994, SEEQ sold its assets related to its non-volatile memory products to Atmel Corporation. Under the terms of the asset purchase agreement dated February 7, 1994 between SEEQ and Atmel, Atmel acquired all rights in SEEQ's assets related to non-volatile memory products, including intellectual property, equipment, inventory and a portion of the accounts receivable. The purchase price for such assets consisted of 135,593 shares of Atmel's Common Stock and $481,632 in cash. In addition, Atmel assumed certain liabilities under equipment leases for equipment used in producing non-volatile memory products. Since this sale, SEEQ has focused its business on data communication products.

     During the third quarter of fiscal 1994, SEEQ sold the 135,593 shares of Atmel common stock it received in the non-volatile memory asset sale for total proceeds of $6,693,000, reflecting a gain on the sale of $1,693,000. A significant portion of the proceeds from the stock sale was deposited in two escrow accounts subject to claims of indemnity by Atmel under the asset purchase agreement. One escrow account, which contained $600,000, was subject to claims by Atmel with respect to the equipment, inventory and accounts receivable sold to Atmel in the non-volatile memory asset sale. Atmel asserted a claim for the full amount deposited in this escrow account. On January 30, 1995, SEEQ entered into an agreement with Atmel to settle Atmel's claim. Under the terms of the agreement, $250,000 was distributed to Atmel and the remaining $350,000 was distributed to SEEQ. The second escrow account, which initially contained $4,329,000 (recorded as other assets), is subject to any future claims that may be made by Atmel with respect to the non-volatile memory technology sold to Atmel in the non-volatile memory Asset Sale. During the first quarter of fiscal 1995, the fourth quarter of fiscal 1996, the fourth quarter of fiscal 1997, and the fourth quarter of fiscal 1998, $300,000 and $1,000,000, and $1,200,000, and
$1,300,000 respectively, was distributed to SEEQ from the escrow account, leaving $1,368,000 on deposit therein as of September 30, 1998 (including interest earned to date of $839,000). Atmel notified SEEQ that, based on certain claims asserted by HMC, one of SEEQ's foundries and joint development partners, that SEEQ previously granted HMC certain license rights to the non-volatile memory technology, Atmel believed it might be entitled to assert a claim against this escrow account. Amtel never made a claim against this escrow account. On February 9, 1999, the balance of this account was released to SEEQ.

     In connection with the non-volatile memory asset sale, Atmel acquired 3,614,701 shares of SEEQ's common stock pursuant to the Stock Purchase Agreement dated February 7, 1994, representing approximately 14% of SEEQ's outstanding shares of common stock as of such date. Such shares were purchased at a price of $1.25 per share, for a total purchase price of $4,518,376. SEEQ filed a registration

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

statement for these shares that became effective with the Securities and Exchange Commission on March 24, 1995.

NON-VOLATILE MEMORY ASSET SALE RESTRUCTURING

     In connection with the non-volatile memory sale to Atmel and SEEQ's decision in fiscal 1994 to discontinue its end-user Ethernet adapter board product line, SEEQ adopted a restructuring plan pursuant to which, among other things, certain business operations were discontinued, certain facilities were eliminated and certain employees were terminated.

     The following table summarizes the activity under this restructuring plan for the years ended September 30, 1997 and 1998 (in thousands):

                                             UTILIZATION                          UTILIZATION
                           RESERVE AT       CHARGE DURING       RESERVE AT       CHARGE DURING       RESERVE AT
                       SEPTEMBER 30, 1996    FISCAL 1997    SEPTEMBER 30, 1997    FISCAL 1998    SEPTEMBER 30, 1998
                       ------------------   -------------   ------------------   -------------   ------------------
Excess facilities....        $(682)             $122              $(560)             $122              $(438)

     In connection with the non-volatile memory sale to Atmel, SEEQ incurred certain restructuring costs or realized certain benefits during fiscal 1995 and 1996 as follows:

     Excess facilities. During fiscal 1994, SEEQ decided to sublease its headquarters' office and manufacturing facilities for the approximately eight years remaining on the term of the lease. SEEQ recorded reserves representing SEEQ's estimate of the difference between the rent payable by SEEQ under the lease and the anticipated rent payable to SEEQ under a sublease. During the first quarter of fiscal 1995, SEEQ sublet the entire facility in which its headquarters and operations were located at a higher rental rate than previously estimated, and as a result in 1995, recorded an $818,000 reduction to its restructuring reserves. SEEQ also recorded $915,000 of facility lease payments, broker fees and relocation costs in connection with the sublease. During fiscal 1996, 1997, and 1998, SEEQ recorded $119,000, $122,000, and $122,000, respectively, of facility lease payments in excess of the sublease amount.

RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 1999 COMPARED TO SECOND QUARTER OF FISCAL 1998

     Net revenues were $6,780,000 in the second quarter of fiscal 1999, a decrease of $1,100,000 or 14% compared to net revenues of $7,880,000 for the second quarter of fiscal 1998. Net revenues were $12,413,000 in the six month period ended March 31, 1999 compared to $15,432,000 for the six month period ended March 31, 1998, a decrease of $3,019,000 or 20%. Allowances for product returns are netted against revenues. The respective revenue declines are caused primarily by a reduction in demand for SEEQ's media access controller products. In the second quarter of fiscal 1999, products servicing the fast ethernet and gigabit ethernet markets accounted for approximately 88% of revenues compared to 80% of revenues for the second quarter of fiscal 1998. Revenues from fast ethernet and gigabit ethernet products were approximately 86% and 74% of total revenues for the six month periods ended March 31, 1999 and 1998, respectively.

     SEEQ includes in cost of revenues all costs associated with subcontractor manufacturing, electrical testing, subcontractor assembly and final test of its integrated circuits and subsystems, warehousing, shipping and reserves for inventory obsolescence. Gross profit for the second quarter of fiscal 1999 was $1,955,000 or 29% of net revenues, a decrease of $1,483,000 from the second quarter of fiscal 1998's gross profit of $3,438,000 or 44% of net revenues. For the six month period ended March 31, 1998, the gross profit margin was $3,375,000 or 27% of net revenues, a decrease of $3,432,000 from the $6,807,000 or 44% of revenues in the comparable period of fiscal 1998. The decrease in gross profit margins is primarily attributable to a shift in product mix toward lower margin transceiver products, and higher yield losses. Gross margins in future periods will be affected primarily by revenue levels and changes in product mix, average selling prices, factory utilization, wafer yields, the introduction of new products, and changes in manufacturing costs.

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

     Research and development expenditures increased $28,000 from $1,072,000 in the second quarter of fiscal 1998 to $1,100,000 in the second quarter of fiscal 1999 primarily due to an increase in tooling and payroll costs, partially offset by lower outside consulting services. For the six month periods ended March 31, 1998 and 1999, research and development expenses increased $525,000 from $1,922,000 to $2,447,000. As a percentage of net revenues, research and development expenditures increased from 14% in the second quarter of fiscal 1998 to 16% in the second quarter of fiscal 1999 and from 12% to 20% for the six month periods ended March 31, 1998 and 1999, respectively. SEEQ expects that research and development spending will increase in absolute dollars during the third fiscal quarter due to a high level of new product design activity.

     Marketing, general and administrative expenses decreased $271,000 from $1,445,000, or 18% of revenues in the second quarter of fiscal 1998 to $1,174,000, or 17% or revenues in the second quarter of fiscal 1999. The decrease was primarily due to lower sales commissions. For the six month periods ended March 31, 1998 and 1999, marketing, general and administrative expenses decreased $463,000 from $2,979,000, or 19% of revenues to $2,516,000, or 20% or revenues, respectively. SEEQ anticipates that the level of marketing, general and administrative expenses will increase in future periods based on expected revenue growth.

     In the second quarter of fiscal 1999, SEEQ incurred investment banking, legal and accounting fees of $556,000 associated with its announced plans to merge with LSI. There were no such fees in fiscal 1998. The Company expects to incur approximately $400,000 in merger related expenses in the third quarter of fiscal 1999. Additional investment banker fees of approximately $1.9 million will be paid by SEEQ only in the event that the merger is completed.

     Interest and other income, net decreased from $164,000 in the second quarter of fiscal 1998 to $108,000 in the second quarter of fiscal 1999 and decreased from $299,000 for the six months ended March 31, 1998 to $223,000 for the six months ended March 31, 1999. The fluctuations in interest income are directly affected by average cash balances. Interest expense increased from $80,000 in the second fiscal quarter of 1998 to $95,000 in the second quarter of fiscal 1999. Interest expense increased from $168,000 for the six months ended March 31, 1998 to $197,000 for the six months ended March 31, 1999. The increases are primarily due to increased capital lease obligations.

     For the three months ended March 31,1999 SEEQ did not record a provision for income taxes, due to the year to date loss. This compares to a provision for income taxes of $32,000 in the second quarter of fiscal 1998. For the first six months of fiscal 1999 SEEQ did not record a provision for income taxes, due to the year to date loss. During the first six months of fiscal 1998 SEEQ recognized a portion of its deferred tax asset in the amount of $79,000. This was partially offset by a provision of $63,000 for income taxes. SEEQ's provisions were computed by applying the estimated annual tax rate to income taxes, taking into account net operating loss carryforwards and alternative minimum taxes.

FIRST QUARTER OF FISCAL 1999 COMPARED TO FIRST QUARTER OF FISCAL 1998

     Net revenues were $5,633,000 in the first quarter of fiscal 1999, a decrease of 25% from net revenues of $7,552,000 for the first quarter of fiscal 1998. The change in revenue is primarily attributable to a decrease in revenues from the Company's media access controller product line partially offset by an increase in SEEQ's physical layer product line. The product mix continued to shift toward fast ethernet and gigabit ethernet products. In the first quarter of fiscal 1999, products servicing this market accounted for approximately 85% of revenues compared to 69% of revenues for the first quarter of fiscal 1997.

     Gross profit for the first quarter of fiscal 1999 was $1,420,000 or 25% of net revenues, a decrease of $1,949,000 compared to $3,369,000 or 45% of net revenues in the first quarter of 1998. The decrease in gross profit margins is primarily attributable to lower sales, a shift in product mix toward lower margin physical layer products, and lower product yields, partly offset by better factory utilization and lower charges for inventory reserves. Gross margins in future periods will be affected primarily by revenue levels and changes in product mix, average selling prices, factory utilization, wafer yields, the introduction of new products, and changes in manufacturing costs.

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

     Research and development expenditures increased $497,000 from $850,000 in the first quarter of fiscal 1998 to $1,347,000 in the first quarter of fiscal 1999, primarily due to an increase in payroll, tooling costs, consulting and outside services. The increase in spending was due to a higher level of new product development activity. As a percentage of net revenues, research and development expenditures increased from 11% in the first quarter of fiscal 1998 to 24% in the first quarter of fiscal 1999. SEEQ expects that research and development spending will remain at levels similar to the first quarter of 1999 in absolute dollars for the next several quarters but may vary as a percentage of net revenues.

     Marketing, general and administrative expenses decreased from $1,534,000, or 20% of revenues in the first quarter of fiscal 1997 to $1,342,000, or 24% or revenues in the first quarter of fiscal 1998. The absolute dollar decrease is primarily attributable to lower commissions for outside sales representatives due to lower revenues, and lower legal fees. SEEQ anticipates that the level of marketing, general and administrative expenses will vary in future periods based on expected revenue growth.

     Interest expense increased from $88,000 in the fiscal quarter of fiscal 1998 to $102,000 in the first quarter of fiscal 1999, due primarily to increased capital lease obligations. Interest and other income, net decreased from $135,000 in the first quarter of fiscal 1998 to $115,000 in the first quarter of fiscal 1999 primarily due to lower interest rates.

     For the first three months of fiscal 1999 SEEQ did not record a provision for income taxes, due to the year to date loss. For the first three months of fiscal 1998 SEEQ recognized a portion of its deferred tax asset in the amount of $79,000. This was partially offset by a provision of $31,000 for income taxes. SEEQ's provisions were computed by applying the estimated annual tax rate to income taxes, taking into account net operating loss carryforwards and alternative minimum taxes.

FISCAL 1998 COMPARED TO FISCAL 1997

     SEEQ's revenues in fiscal 1998 were $28,109,000, a decrease of 11% from $31,423,000 in fiscal 1997. Bay Networks (acquired by Northern Telecom in 1998) accounted for 41% of SEEQ's total revenues in fiscal 1998 compared to 25% of total revenues in fiscal 1997. Cabletron, accounted for 14% of revenues in 1998 compared to 17% in 1997. Unit sales volumes decreased 32% and average selling prices increased 34% in fiscal 1998 as compared to fiscal 1997. These changes are due to the fact that SEEQ's product mix continued to shift from standard ethernet to fast ethernet products. fast ethernet products accounted for 76% of SEEQ's revenues in fiscal 1998 compared to 55% in fiscal 1997.

     Gross margins were 38.5% in fiscal 1998, compared to 37.9% in fiscal 1997. The improvement in gross margins is mainly attributable to the changing product mix toward fast ethernet products.

     Research and development expenditures increased from $3,446,000 in fiscal 1997 to $4,587,000 in fiscal 1998, primarily due to higher payroll, tooling, consulting and other outside services costs. As a percentage of sales, research and development expenditures increased from 11.0% in fiscal 1997 to 16.3% in fiscal 1998.

     Marketing, general and administrative expenses increased from $5,397,000 in fiscal 1997 to $6,884,000 in fiscal 1998, and increased as a percentage of sales from 17.2% to 24.5%, respectively. The dollar increase was attributable primarily to higher legal expenses relating to litigation issues partly offset by lower sales commissions. SEEQ anticipates that the level of marketing, general and administrative expenses will vary in future periods based on expected sales growth.

     Interest expense has resulted primarily from borrowings under SEEQ's equipment leases. Interest expense increased from $357,000 in fiscal 1997 to $375,000 in fiscal 1998 due to an increase in financing costs for new capital equipment and software.

     Interest income increased from $382,000 in fiscal 1997 to $614,000 in fiscal 1998 due to higher cash balances.

     SEEQ incurred a settlement expense of $3,156,000 in 1998 for a patent dispute. SEEQ incurred a settlement expense of $300,000 in 1997 related to a contract dispute with a former supplier.

     The net income tax provision in 1998 was $1,941,000 as compared to a credit of $1,880,000 in fiscal 1997. The change was primarily due to the reversal in 1998 of the recognition of a portion of SEEQ's deferred tax assets. For further explanation of SEEQ's deferred tax assets, see Note 9 to SEEQ's financial statements on page F-53 of this proxy statement-prospectus.

FISCAL 1997 COMPARED TO FISCAL 1996

     SEEQ's revenues in fiscal 1997 were $31,423,000 relatively unchanged from $31,338,000 in fiscal 1996. Bay Networks (acquired by Northern Telecom in 1998) accounted for 25% of SEEQ's total revenues in fiscal 1997 compared to 42% of total revenues in fiscal 1996. Revenues from Cabletron, a new customer, accounted for 17% of revenues in 1997. Unit sales volumes decreased 35% and average selling prices increased 54% in fiscal 1997 as compared to fiscal 1996. These changes were due to the fact that SEEQ's product mix continued to shift from standard ethernet to fast ethernet products. Fast ethernet products accounted for 55% of SEEQ's revenues in fiscal 1997 compared to 31% in fiscal 1996.

     Gross margins were 37.9% in fiscal 1997, compared to 34.0% in fiscal 1996. The improvement in gross margins was mainly attributable to the changing product mix toward fast ethernet products.

     Research and development expenditures increased from $3,303,000 in fiscal 1996 to $3,446,000 in fiscal 1997, primarily due to higher payroll costs. As a percentage of sales, research and development expenditures increased from 10.5% in fiscal 1996 to 11.0% in fiscal 1997.

     Marketing, general and administrative expenses increased from $4,579,000 in fiscal 1996 to $5,397,000 in fiscal 1997, and increased as a percentage of sales from 14.6% to 17.2%, respectively. The dollar increase was attributable primarily to higher sales commissions, and legal expenses relating to litigation issues.

     Interest expense has resulted primarily from borrowings under SEEQ's equipment leases. Interest expense increased from $240,000 in fiscal 1996 to $357,000 in fiscal 1997 due to an increase in financing costs for new capital equipment and software.

     Interest income decreased from $403,000 in fiscal 1996 to $382,000 in fiscal 1997 due to a decline in interest rates.

     SEEQ incurred a settlement expense of $300,000 in 1997 related to a contract dispute with a former supplier.

     The net income tax benefit in 1997 was $1,880,000 as compared to a provision of $88,000 in fiscal 1996. The change was primarily due to the recognition of a portion of SEEQ's deferred tax assets. The amount recognized was $1,950,000. This was partially offset by alternative minimum state and federal income taxes of $70,000. For further explanation of SEEQ's deferred tax assets, see Note 9 to SEEQ's financial statements on page F-53 of this proxy statement-prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     SEEQ's cash and cash equivalents balance decreased from $10,172,000 as of September 30, 1998 to $8,970,000 as of March 31, 1999, primarily due to cash used by operating activities, and payments of capital lease obligations and partially offset by cash provided by investing activities.

     SEEQ's cash, cash equivalents and restricted cash balance increased from $10,172,000 as of September 30, 1998 to $10,226,000 as of December 31, 1998,
primarily due to a release of funds held in escrow, partially offset by cash used by operating activities, and payments of capital lease obligations.

     SEEQ's management believes that existing sources of liquidity and anticipated cash flow from operations will be adequate to satisfy its projected working capital expenditures through the end of fiscal 1999. However, there can be no assurance that SEEQ will have adequate resources to satisfy such requirements. It may become necessary for SEEQ to raise additional funds from debt and/or equity financing. There can be no assurance that such funds will be available on terms acceptable to SEEQ, if at all.

     SEEQ's cash and cash equivalents balance increased from $6,937,000 as of September 30, 1997 to $10,172,000 as of September 30, 1998.

     SEEQ has financed its operations and met its capital requirements primarily through cash raised from operations, private and public placements of equity, capital leases and bank lines of credit.

  Operating Activities

     Cash flows used by operating activities were $1,284,000 for the six months ended March 31, 1999 compared to cash provided of $3,738,000 for the six months ended March 31, 1998. The change is primarily a result of the net loss during the six months ended March 31, 1999 compared to a profit in the six months ended March 31, 1998, and a large decrease in accrued liabilities during the six months ended March 31, 1999, which related to the settlement of litigation in fiscal 1998.

     Cash flows used by operating activities were $804,000 for the three months ended December 31, 1998, compared to cash provided by operating activities of $2,810,000 for the three months ended December 31, 1997. The change is primarily a result of a net loss in the first quarter of 1999 compared to a net profit in the first quarter of 1998, coupled with changes in working capital.

     Cash flows provided by operating activities were $3,586,000 in fiscal 1998 compared to $2,592,000 for fiscal 1997. The change in operating activities cash flow from 1997 to 1998 was due primarily to the net loss in fiscal 1998 of $5,510,000 compared to a net profit of $4,687,000 in fiscal 1997. Inventories increased by $904,000 in fiscal 1998 and decreased by $2,176,000 in fiscal 1997. Accounts payable increased by $1,733,000 in fiscal 1998 compared to a decrease of $4,689,000 in fiscal 1997. Other accrued liabilities increased by $1,889,000 in fiscal 1998 compared to an increase of $119,000 in fiscal 1997. SEEQ recorded the obligation to issue stock in settlement of litigation of $1,406,000 in 1998. SEEQ recorded a provision for deferred taxes of $1,950,000 in 1998 compared to a benefit of $1,950,000 in 1997.

     In fiscal 1997 cash flows provided by operating activities were $2,592,000 compared to cash used of $267,000 in 1996. The improvement was primarily attributable to an increase in net profit of $1,836,000 and a reduction in working capital.

  Investing Activities

     Cash flows provided by investing activities were $880,000 during the first six months of fiscal 1999, compared to cash used of $125,000 for the first six months of fiscal 1998. The difference is due to the release of funds from escrow in the first six months of fiscal 1999, partly offset by higher capital expenditures compared to the comparable period of fiscal 1998.

     Cash flows provided by investing activities were $1,259,000 during the first three months of fiscal 1999, compared to cash used of $74,000 during the first three months of fiscal 1998. The difference is primarily attributable to a release of funds held in escrow.

     Cash flows provided by investing activities in fiscal 1998 were $543,000 compared to $1,069,000 in fiscal 1997. The release of funds held in escrow was $1,300,000 and $1,200,000 in fiscal 1998 and 1997, respectively. Capital acquisitions, primarily for test equipment, and engineering tools, in fiscal 1998 were $757,000. SEEQ anticipates capital expenditures in fiscal 1999 primarily for test equipment, engineering tools and software of approximately $1,000,000 of which it is expected that approximately half of that will be financed through equipment leases.

     In fiscal 1997 cash flows provided by investing activities were $1,069,000 compared to $3,676,000 in 1996. The reduction was primarily attributable to the retirement of short-term investments in a restricted account.

  Financing Activities

     Cash flows used for financing activities were $798,000 in the six month period ended March 31, 1999 compared to $264,000 in the six month period ended March 31, 1998. Principal payments against capital lease obligations were $829,000 for the six months ended March 31, 1999 compared to $578,000 for the six months ended March 31, 1998. Net proceeds from the issuance of stock pursuant to stock options and SEEQ's employee periodic stock purchase plan were $31,000 for the first six months of fiscal 1999 compared to $314,000 for the first six months of fiscal 1998.

     Cash flows used for financing activities were $401,000 in the three month period ended December 31, 1998 compared to $157,000 in the three month period ended December 31, 1997. Net proceeds from the issuance of stock pursuant to stock options and SEEQ's employee periodic stock purchase plan were $16,000 for the first three months of fiscal 1999 compared to $111,000 for the first three months of fiscal 1998. Principal payments against capital lease obligations were $417,000 for the three months ended December 31, 1998, compared to $268,000 for the three months ended December 31, 1997.

     Cash flows used in financing activities in fiscal 1998 were $894,000. During fiscal 1998, SEEQ received proceeds of $464,000 from the issuance of its common stock, primarily from stock option exercises. These were partially offset by payments on capital lease obligations of $1,358,000.

     In fiscal 1997 cash flows used in financing activities were $698,000 compared to $3,117,000 in 1996. The reduction was primarily attributable to the repayment of a short-term note payable.

     Historically, SEEQ has financed a significant amount of its capital expenditures through capital leases. For fiscal years 1998, 1997, and 1996, capital lease obligations incurred were $3,230,000, $1,224,000, and $3,367,000, respectively. Payments of principal and interest, for capital leases in place at the end of fiscal 1998, will be $1,982,000, $1,566,000, and $1,082,000, for fiscal years 1999, 2000, and 2001 respectively.

     In August 1996, SEEQ entered into a one-year revolving line of credit agreement with Silicon Valley Bank. SEEQ renewed this credit agreement in August 1997 and November 1998. Under the current terms of the bank revolving line of credit, SEEQ can borrow the lesser of $7,000,000 or an amount determined by a formula applied to eligible accounts receivable, at a variable interest rate equal to the prime rate plus 0.25%. The revolving line of credit is secured by a security interest in SEEQ's assets, including intellectual property. The loan agreement requires SEEQ to meet certain profitability levels and to maintain certain financial ratios. The agreement requires profitability in the quarter ended March 31, 1999. However, SEEQ has received a waiver from Silicon Valley Bank for this covenant. With this waiver, SEEQ is in compliance with all covenants. To date, SEEQ has not utilized the line of credit.

IMPACT OF CURRENCY AND INFLATION

     SEEQ purchases its materials and services in U.S. dollars, and its foreign sales are primarily billed in U.S. dollars. Accordingly, SEEQ has not been subject to substantial currency exchange fluctuations. However, there can be no guarantee that this trend will continue. The effect of inflation on SEEQ's financial results have not been significant to date.

                   SEEQ MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND MANAGEMENT OF SEEQ

              NAME                AGE                        POSITION
              ----                ---                        --------
Alan V. Gregory.................  65     Director
Phillip J. Salsbury.............  56     President, Chief Executive Officer and Director
Charles H. Giancarlo............  41     Director
Gary R. Fish....................  48     Vice President, Finance and Administration, Chief
                                         Financial Officer and Secretary
Robert C. Frostholm.............  50     Vice President, Sales and Marketing
Christopher E. Mann.............  38     Vice President, Design Engineering
James D. Middleton..............  43     Vice President, Manufacturing Operations

     Alan V. Gregory has served as a member of the Board of Directors of SEEQ since August 1992 and as SEEQ's Chairman of the Board since October 1993. Since 1983, Mr. Gregory has been President, Chief Executive Officer and Chairman of the Board of Directors of XECOM, Inc., a modem manufacturer. From 1978 to 1983, Mr. Gregory was a private investor. From 1975 to 1978, he served as Vice President and General Manager of the MOS Divisions of Fairchild Semiconductor Incorporated, a semiconductor manufacturer. From 1969 to 1975, Mr. Gregory was employed by Signetics Corporation, a semiconductor manufacturer, and served as Corporate Vice President and General Manager of the Analog Division from 1973 to 1975. Mr. Gregory was also a co-founder of Omni Technology Incorporated, an electronics test services company, and served as one of its directors from 1980 to 1986. Mr. Gregory holds a B.S. in electrical engineering from Northeastern University and is currently a Director of the National Council for Northeastern University.

     Phillip J. Salsbury, Ph.D., a founder of SEEQ, has served as SEEQ's President and Chief Executive Officer since October 1993. Dr. Salsbury has been a member of the Board of Directors since the founding of SEEQ in 1981 and, from 1981 to September 1993, served as SEEQ's Vice President, Chief Technical Officer and Secretary. From 1973 until 1980, Dr. Salsbury served in various engineering management positions for Intel Corporation, a semiconductor manufacturer. Dr. Salsbury is a co-inventor for nine patents in the area of MOS (metal oxide silicon) devices and circuits. Dr. Salsbury holds a B.S. in electrical engineering from the University of Michigan and a M.S.E.E. and Ph.D. from Stanford University.

     Charles H. Giancarlo has served as a member of the Board of Directors of SEEQ since August 1997. Since September 1998, Mr. Giancarlo has been Vice President of Global Alliances at Cisco Systems, Inc. ("Cisco") and was Vice President of Business Development at Cisco from September 1995 to September 1998 and Director of Business Development at Cisco from December 1994 to September 1995. Prior to joining Cisco, Mr. Giancarlo was a vice president responsible for product marketing and corporate development at Kalpana, Inc. and was a founder of and Vice President of Marketing for Adaptive Corporation. Mr. Giancarlo holds a B.S.E.E. from Brown University, M.S.E.E. from the University of California, Berkeley and an M.B.A. from Harvard University.

     Gary R. Fish has served as Vice President, Finance and Administration, Chief Financial Officer and Secretary for SEEQ since May 1997. From April 1995 to May 1997, Mr. Fish served as Corporate Controller. Prior to becoming Corporate Controller, Mr. Fish held senior management positions since joining SEEQ in 1983. Prior to joining SEEQ, Mr. Fish held management positions at Applied Materials, Inc. and Saxon Industries Incorporated. Mr. Fish holds a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley.

     Robert C. Frostholm has served as Vice President, Sales and Marketing for SEEQ since April 1997. Prior to joining SEEQ, Mr. Frostholm was Director of Product Sales for Philips Semiconductors, a division of Philips Electronics N.V., a semiconductor manufacturer. Mr. Frostholm has also held senior marketing and sales positions at Siliconix incorporated, Allegro Micro-Systems, Seagate Technology, Inc.

and National Semiconductor Corporation. Mr. Frostholm holds a B.S. in Electrical Engineering from San Francisco State University.

     Christopher E. Mann has served as Vice President, Design Engineering since May 1998. Mr. Mann previously was a development director for Philips Semiconductors, a division of Philips Electronics N.V. ("Philips"). Before joining Philips, Mr. Mann held positions at Motorola, Inc., Siliconix incorporated, and Seagate Technology, Inc. Mr. Mann holds a B.S. in Electrical Engineering from Iowa State University and a M.S. degree in Engineering -- Economic Systems from Stanford University.

     James D. Middleton has served as Vice President, Manufacturing Operations since March 1998. From December 1996 to March 1998, Mr. Middleton served as Manufacturing Operations Director of SEEQ. From August 1992 until December 1996, Mr. Middleton was a product and test engineering manager at TelCom Semiconductor, Inc. From March 1986 to August 1992, Mr. Middleton was a product and test engineering manager at SEEQ. Mr. Middleton holds a B.S. degree in Chemical Engineering from Oklahoma State University.

DIRECTOR AND EXECUTIVE COMPENSATION OF SEEQ

     It is the general policy of SEEQ that each nonemployee director of SEEQ who is not appointed as a director pursuant to any contractual or other right or arrangement be paid $2,000 for each quarterly meeting of the Board of Directors attended and $1,000 per meeting for certain additional Board or committee meetings attended. In addition, each such director is also eligible for reimbursement according to SEEQ's policy for expenses incurred in connection with attendance at meetings of the Board of Directors and the committees thereof. Each of Messrs. Gregory and Giancarlo are eligible for this compensation.

     Options are granted periodically under SEEQ's 1989 Non-Employee Director Stock Option Plan (the "Director Option Plan") to each individual who is not an employee of SEEQ and has not been appointed or elected as a director pursuant to any contractual or other right or arrangement. Under the Director Option Plan, Mr. Gregory received a 10,000 share option grant in March 1995 with an exercise price of $2.438 per share, a 40,000 share grant in March 1996, with an exercise price of $3.688 per share, a 10,000 share grant in March 1997 with an exercise price of $2.125 per share and a 10,000 share grant in March 1998, with an exercise price of $2.3438 per share; and Mr. Harwood received two 10,000 share option grants in March 1996, each with an exercise price of $3.688 per share and a 10,000 share grant in March 1998, with an exercise price of $2.3438 per share. Mr. Giancarlo received an option to purchase 20,000 shares on August 18, 1997 at an exercise price of $2.3125 per share. Mr. Gregory and Mr. Giancarlo each received a 10,000 share option grant in March 1999, with an exercise price of $2.5625.

     No other compensation is paid to directors of SEEQ in respect of their services as directors.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION OF SEEQ

     The following table provides certain summary information concerning compensation earned by SEEQ's Chief Executive Officer and each of the three other most highly compensated executive officers of SEEQ earning at least $100,000 in salary and bonus (determined as of the end of the last fiscal year) for services rendered in all capacities to SEEQ and its subsidiaries for the 1998, 1997 and 1996 fiscal years. Such individuals will be hereinafter referred to as the Named Executive Officers.

                       SUMMARY COMPENSATION TABLE OF SEEQ

                                                                                     LONG-TERM
                                                      ANNUAL COMPENSATION           COMPENSATION
                                                --------------------------------       AWARDS
                                                                    OTHER ANNUAL     SECURITIES     ALL OTHER
              NAME AND                 FISCAL   SALARY    BONUS     COMPENSATION     UNDERLYING    COMPENSATION
         PRINCIPAL POSITION             YEAR    ($)(1)    ($)(1)       ($)(2)        OPTIONS(4)       ($)(5)
         ------------------            ------   -------   ------    ------------    ------------   ------------
Phillip J. Salsbury..................   1998    230,100        0            0         788,821            800
  President and Chief Executive
  Officer                               1997    227,250   35,000            0         100,000         48,270
                                        1996    209,350        0            0         250,000         60,000
Robert C. Frostholm..................   1998    144,616   30,093(3)    11,100         200,000            800
  Vice President, Sales and Marketing   1997     58,154   26,000(3)     4,985         200,000            600
                                        1996          0        0            0               0              0
James D. Middleton...................   1998    133,750        0            0         245,000            800
  Vice President,                       1997     99,831   10,000            0          85,000            600
  Manufacturing Operations              1996          0        0            0               0              0
Gary R. Fish.........................   1998    115,077        0            0         130,000            800
  Vice President, Finance and           1997     99,722    8,000            0         130,000            600
  Administration, Chief Financial
  Officer                               1996     92,047   10,000            0               0              0

---------------
(1) Includes amounts deferred under SEEQ's Retirement Income (401(k)) Plan.

(2) Represents the automobile allowance paid to Mr. Frostholm.

(3) Represents commissions paid to Mr. Frostholm.

(4) Each of the options reported as granted in fiscal year 1998 was originally granted in an earlier year, then canceled and regranted on September 15, 1998, except for an option to purchase 80,000 shares granted to Mr. Middleton. See "Stock Option Repricing."

(5) All amounts shown in the column "All Other Compensation" represent: (i) $800 and $600 of matching contribution to the 401(k) Plan in fiscal years 1998 and 1997, respectively, (ii) the amount of forgiven indebtedness which the Named Executive Officer owed to SEEQ under the promissory notes such Named Executive Officer delivered in payment of the option exercise price of certain stock options granted under the 1982 Option Plan, and (iii) the amount reimbursed to the Named Executive Officer for the income tax liability incurred as a result of the forgiveness of such promissory notes. During fiscal year 1996, the amounts forgiven and reimbursed were as follows: Dr. Salsbury: $60,000 reimbursed. During fiscal year 1997, the amounts forgiven and reimbursed were as follows: Dr. Salsbury; $47,670 reimbursed.

SUPPLEMENTAL CASH BONUS PLAN

     The Supplemental Cash Bonus Plan was implemented as a special program to provide certain officers with an opportunity to earn additional compensation to be applied to the satisfaction of their outstanding indebtedness to SEEQ arising from the exercise of the stock options granted to them under SEEQ's 1982 Option Plan. At the time those options were exercised, the rules of the Securities and Exchange Commission applicable to short-swing trading transactions in SEEQ's Common Stock required the officer to hold the purchased shares for at least six months before those shares could be sold without short-swing liability. In order to avoid liquidity problems for the officers, SEEQ permitted the option exercise price to be paid through a promissory note. The purchased shares were then held by SEEQ as security for the notes and were to be released as the shares were sold and the proceeds applied to the payment of the notes. During fiscal 1987 and 1988, SEEQ accepted promissory notes from the following Named Executive Officers in payment of the option exercise price for the number of shares specified for each such individual: Dr. Salsbury: 110,208 shares at an average exercise price of $4.18 per share or an aggregate indebtedness of $460,539.

     Under the Supplemental Cash Bonus Plan, each officer of SEEQ with an outstanding promissory note under the 1982 Option Plan was to receive an annual cash payment equal to the interest due and payable on his promissory note plus an amount to reimburse him for the additional income tax incurred as a result of the payment. No executive officer to whom payments have been made under the Supplemental Cash

Bonus Plan has received any amounts thereunder in excess of that necessary to satisfy the interest payment due on his promissory note and the taxes payable on the bonus. The promissory notes were fully repaid in March 1995.

STOCK OPTIONS

     The following table sets forth information concerning the stock options granted under the 1982 Option Plan during the 1998 fiscal year to the Named Executive Officers. The table also sets forth hypothetical gains or potential "option spreads" for those options at the end of their respective ten-year terms. These potential realizable values are based on the assumption that the market price of Common Stock will appreciate at the rate of five percent (5%) and ten percent (10%), compounded annually, from the date the option was granted to the last day of the full option term. The actual value realized upon the exercise of these options, if any, will be dependent upon the future performance of the Common Stock and overall market conditions. During the 1998 fiscal year, no stock appreciation rights were granted to the Named Executive Officers.

                     SEEQ OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                         --------------------------------------------------------    POTENTIAL REALIZABLE VALUE
                            NUMBER OF       % OF TOTAL                                AT ASSUMED ANNUAL RATES
                           SECURITIES        OPTIONS                                       OF STOCK PRICE
                           UNDERLYING       GRANTED TO                                    APPRECIATION FOR
                             OPTIONS        EMPLOYEES     EXERCISE                         OPTION TERM(2)
                             GRANTED        IN FISCAL     PRICE PER    EXPIRATION    --------------------------
         NAME            (NO. OF SHARES)     YEAR(1)      SHARE($)        DATE         5%($)          10%($)
         ----            ---------------    ----------    ---------    ----------    ----------    ------------
Philip J. Salsbury.....      788,821(3)       19.19%       1.0625       9/15/08       527,091       1,335,751
James D. Middleton.....       80,000           1.95%       1.9463       3/10/08       117,920         298,833
James D. Middleton.....      165,000(3)        4.01%       1.0625       9/15/08       110,253         279,403
Gary R. Fish...........      130,000(3)        3.16%       1.0625       9/15/08        86,866         220,136
Robert C. Frostholm....      200,000(3)        4.87%       1.0625       9/15/08       133,640         338,670

---------------
(1) SEEQ granted options to purchase a total of 4,110,000 shares of Common Stock to employees during the year ended September 27, 1998, of which 3,527,000 shares were repriced on September 15, 1998. See "Stock Option Repricing."

(2) The five percent (5%) and ten percent (10%) assumed annual rates of compound stock price appreciation are mandated by the rules of the SEC and do not represent SEEQ's estimate or a projection by SEEQ of future stock prices.

(3) Represents options that were repriced on September 15, 1998, not new grants. See "Stock Option Repricing."

STOCK OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information concerning the number of shares subject to exercisable and unexercisable stock options held by the Named Executive Officers as of September 27, 1998. No named Executive Officer exercised options during the fiscal year ended September 27, 1998.

              SEEQ AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                 VALUE OF UNEXERCISED
                                                 NUMBER OF SECURITIES          IN-THE-MONEY OPTIONS AT
                                                UNDERLYING UNEXERCISED         FISCAL YEAR END (MARKET
                                              OPTIONS AT FISCAL YEAR END         PRICE OF SHARES LESS
                                                   (NO. OF SHARES)              EXERCISE PRICE)($)(1)
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------    -----------    -------------
Philip J. Salsbury.........................    335,208         788,821            0               0
Gary R. Fish...............................     10,620         130,000            0               0
Robert C. Frostholm........................          0         200,000            0               0
James D. Middleton.........................          0         165,000            0               0

---------------
(1) "In-the-money" options are options whose exercise price was less than the market price of Common Stock at September 27, 1998. Assuming a fair market value of $0.9375 per share, which was the closing price of a share of Common Stock reported on the Nasdaq National Market for the trading day preceding September 27, 1998.

STOCK OPTION REPRICING

STOCK OPTION COMMITTEE REPORT ON REPRICING OF STOCK OPTIONS

     On September 15, 1998, the Stock Option Committee of the Board of Directors approved a plan pursuant to which certain officers and employees were allowed to exchange options with exercise prices in excess of the then current fair market value for new options having exercise prices equal to $1.0625, the then current fair market value of the Common Stock. Certain employees and each of the executive officers exchanged their options. Recipients of the repriced options were required to satisfy a 12-month vesting cliff or suspension period before any portion of the repriced option became exercisable. Thereafter the repriced options vest over a 60 month period, with credit for vesting earned prior to the repricing and during the 12-month suspension period. Any employee whose employment terminates prior to the date that was 12 months from September 15, 1998 will lose his or her option.

     Stock options are intended to provide incentives to SEEQ's officers and employees. The Stock Option Committee believes that such equity incentives are a significant factor in SEEQ's ability to attract, retain and motivate key employees who are critical to SEEQ's long-term success. The Stock Option Committee further believes that, at their original exercise prices, the disparity between the exercise price of these options and the then market prices for the Common Stock did not provide meaningful incentives to the employees holding the options. A review of other companies in the semiconductor industry indicates that some of these companies have been confronted with this problem and have made similar adjustments in option prices to motivate their employees.

     The Stock Option Committee approved the repricing of options as a means of ensuring that optionees will continue to have meaningful equity incentives to work toward SEEQ's success. The adjustment was deemed by the Stock Option Committee to be in the best interests of SEEQ and its stockholders.

     Submitted by the Stock Option Committee of the Board of Directors:

        Alan V. Gregory, Member, Stock Option Committee
        Charles C. Harwood, Member, Stock Option Committee

                           TEN-YEAR OPTION REPRICINGS

                                                                                                    LENGTH OF
                                      NUMBER OF        MARKET                                        ORIGINAL
                                      SECURITIES       PRICE          EXERCISE                     OPTION TERM
                                      UNDERLYING    OF STOCK AT        PRICE            NEW        REMAINING AT
                                     OPTIONS/SARS     TIME OF        AT TIME OF       EXERCISE       DATE OF
           NAME              DATE    REPRICED(#)    REPRICING($)    REPRICING($)      PRICE($)      REPRICING
           ----             -------  ------------   ------------   --------------   ------------   ------------
Phillip J. Salsbury.......  9/15/98    363,821         1.0625          1.3750          1.0625        24 months
                            9/15/98    100,000         1.0625          1.4375          1.0625       104 months
                            9/15/98     75,000         1.0625          1.5630          1.0625        55 months
                            9/15/98    125,000         1.0625          2.7500          1.0625        90 months
                            9/15/98    125,000         1.0625          3.4380          1.0625        95 months
Robert C. Frostholm.......  9/15/98    200,000         1.0625          1.4375          1.0625       104 months
Christopher Mann..........  9/15/98    250,000         1.0625          2.1250          1.0625       117 months
James D. Middleton........  9/15/98     25,000         1.0625          1.4375          1.0625       104 months
                            9/15/98     80,000         1.0625          2.3438          1.0625       114 months
                            9/15/98     60,000         1.0625          2.3750          1.0625       101 months
Gary R. Fish..............  9/15/98    100,000         1.0625          1.4375          1.0625       104 months
                            9/15/98     30,000         1.0625          2.4063          1.0625       102 months

COMPENSATION AND STOCK OPTION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation and Stock Option Committees of the Board of Directors (the "Committees") administer SEEQ's compensation policies and programs. The Compensation Committee makes and reviews recommendations regarding SEEQ's compensation policies and executive compensation, including setting the base salaries of SEEQ's executive officers, approving individual bonuses and bonus programs for executive officers, and administering certain of SEEQ's stock option and other employee benefit plans. The Stock Option Committee is solely responsible for administering SEEQ's 1982 Stock Option Plan, under which grants may be made to executive officers and other key employees. The following is a summary of policies of the Committees that affect the compensation paid to executive officers, as reflected in the tables and text set forth elsewhere in this proxy statement.

     GENERAL COMPENSATION POLICY. The overall policy of the Committees is to offer SEEQ's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of SEEQ and their contribution to that performance. One of the primary objectives is to have a substantial portion of each executive officer's compensation contingent upon SEEQ's performance as well as upon such executive officer's own level of performance. Each executive officer's compensation package is generally comprised of three elements: (i) base salary, which reflects an individual's position and responsibilities, as well as past performance, and is generally designed primarily to be competitive with the salary levels of SEEQ's competitors in the semiconductor industry, (ii) annual variable performance awards payable in cash and tied to the achievement of annual performance goals and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and SEEQ's stockholders. Generally, as an executive officer's level of responsibility increases, a greater portion of such executive officer's total compensation will be dependent upon Company performance and stock price appreciation rather than base salary.

     FACTORS. Several important factors considered in establishing the components of each executive officer's compensation package for the 1998 fiscal year are summarized below. Additional factors were taken into account to a lesser degree. The Committees may in their discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years. However, it is currently contemplated that all compensation decisions will be designed to further the overall compensation policy described above.

     BASE SALARY. The base salary for each officer is primarily set on the basis of personal performance and internal comparability considerations, and, to a lesser extent, on the financial performance of SEEQ.

     ANNUAL INCENTIVE COMPENSATION. For the 1998 fiscal year, SEEQ had no formal bonus program and no bonuses were paid.

     LONG-TERM STOCK-BASED INCENTIVE COMPENSATION. Generally, the Stock Option Committee approves annual grants of stock options to each of SEEQ's executive officers under the 1982 Option Plan. The grants are designed to align the interests of each executive officer with those of the stockholders and provide each individual with a significant incentive to manage SEEQ from the perspective of an owner with an equity stake in the business. Each grant generally allows the officer to acquire shares of Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years), thus providing a return to the executive officer only if the market price of the shares appreciates over the option term and the officer continues in SEEQ's employ. The size of the option grant to each executive officer is designed to create a meaningful opportunity for stock ownership based upon the executive officer's current position with SEEQ, internal comparability with option grants made to other SEEQ executives, the executive officer's current level of performance and the executive officer's potential for future responsibility and promotion over the option term. The Stock Option Committee also takes into account the number of vested and unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Stock Option Committee does not adhere to any specific guidelines as to the relative option holdings of SEEQ's executive officers. In fiscal year 1998, no option grants were made to the executive officers, except a grant to Mr. Middleton in connection with his promotion to Vice-President, Manufacturing Operations. Each of the officers participated in an option exchange program. See "Stock Option Repricing" above.

     CEO COMPENSATION. In setting the compensation payable to Dr. Salsbury, SEEQ's Chief Executive Officer during fiscal 1998, the Compensation Committee sought to make his overall compensation competitive with SEEQ's competitors in the semiconductor industry, while at the same time tying a significant percentage of such compensation to SEEQ's performance and stock price appreciation. The Compensation Committee established Dr. Salsbury's base salary for fiscal 1998 with the intent to provide him with a minimum level of compensation not tied to any significant degree to SEEQ's performance factors. No option grants were made to Dr. Salsbury in 1998, except that each of the officers participated in an option exchange program. See "Stock Option Repricing" above.

     Submitted by the Compensation Committee and Stock Option Committee of the Board of Directors:

          Alan V. Gregory, Member, Compensation and Stock Option Committees Charles C. Harwood, Member, Compensation and Stock Option Committees

COMPENSATION AND STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of SEEQ serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of SEEQ's Board of Directors or Compensation Committee or Stock Option Committee.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     SEEQ common stock is traded on the Nasdaq National Market under the symbol "SEEQ." LSI common stock is traded on the New York Stock Exchange under the symbol "LSI."

     The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of SEEQ common stock as reported on the Nasdaq National Market and per share of LSI common stock as reported on the New York Stock Exchange.

                                                      SEEQ              LSI
                                                  COMMON STOCK     COMMON STOCK
                                                  -------------   ---------------
                                                  HIGH     LOW     HIGH     LOW
                                                  -----   -----   ------   ------
1997:
  First Quarter.................................  $3.19   $1.75   $38.25   $25.88
  Second Quarter................................   2.56    1.41    46.88    32.00
  Third Quarter.................................   3.97    1.88    36.75    28.38
  Fourth Quarter................................   4.44    2.63    32.69    18.63
1998:
  First Quarter.................................   3.31    2.06    27.50    19.31
  Second Quarter................................   3.34    1.75    29.38    20.75
  Third Quarter.................................   1.81    0.66    25.13    11.50
  Fourth Quarter................................   1.84    0.66    20.50    10.50
1999:
  First Quarter.................................   3.66    1.25    32.00    16.13
  Second Quarter (through May 25, 1999).........   3.06    2.66    40.94    30.38

     The following table sets forth the closing prices per share of SEEQ common stock as reported on the Nasdaq National Market and the closing prices per share of LSI common stock as reported on the New York Stock Exchange on February 19, 1999, the business day preceding public announcement that LSI and SEEQ had entered into the merger agreement and May 25, 1999, the last full trading day for which closing prices were available at the time of the printing of this proxy statement-prospectus.

     The table also includes the equivalent price per share of SEEQ common stock on those dates. This equivalent per share price reflects the value of the LSI common stock you would receive for each share of your SEEQ common stock if the merger was completed on any of these dates applying the exchange ratio in the merger agreement to the common stock price on those dates.

     For your reference, the table includes the average closing price for LSI common stock that would have been used to calculate the exchange ratio if the merger was completed on those dates. If the average LSI closing price is between $24 and $30 each outstanding share of SEEQ common stock will be exchanged for
0.1095 of a share of LSI common stock. If the average LSI closing price is less than $24 the number of shares you will receive will be determined by dividing
2.628 by the average LSI closing price. If the average LSI closing price is more than $30 the number of shares you will receive will be determined by dividing
3.285 by the average LSI closing price.

                           AVERAGE          LSI             SEEQ
                         LSI CLOSING   COMMON STOCK     COMMON STOCK       EQUIVALENT
                            PRICE      CLOSING PRICE    CLOSING PRICE    PRICE PER SHARE
                         -----------   -------------    -------------    ---------------
February 19, 1999......    $25.93         $27.25           $ 2.03            $ 2.98
May 25, 1999...........    $38.51         $34.81           $ 3.00            $ 2.97

     Because the market price of LSI common stock may increase or decrease before the completion of the merger, you are urged to obtain current market quotations. You may receive less than or more than 0.1095 of a share of LSI common stock for each share of your SEEQ common stock depending on the average closing sale price of the LSI common stock during the ten trading days before the merger as described in the section entitled "Conversion of SEEQ Common Stock" on page 35 of this proxy statement-prospectus.

     At February 12, 1999, there were approximately 3,631 owners of record of LSI common stock.

     LSI has never paid cash dividends on its common stock. It is presently the policy of LSI to reinvest its earnings internally, and LSI does not anticipate paying any dividends to stockholders in the foreseeable future. In addition, pursuant to the Amended and Restated Credit Agreement dated as of September 22, 1998, by and among LSI, LSI Logic Japan Semiconductor, Inc., and ABN AMRO Bank N.V., LSI is prohibited from declaring or paying dividends.

     At April 30, 1999, there were approximately 900 owners of record of SEEQ common stock.

     SEEQ has never paid dividends on its common stock and has no present plan to do so.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                             SEEQ COMMON STOCK AND
                                LSI COMMON STOCK

     This section of the proxy statement-prospectus describes certain differences between the rights of holders of SEEQ common stock and of LSI common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of SEEQ and being a stockholder of LSI.

     SEEQ's Restated Certificate of Incorporation and Bylaws, each as currently in effect, govern your rights as a stockholder of SEEQ. After completion of the merger, you will become a stockholder of LSI. LSI's Restated Certificate of Incorporation and Bylaws will govern your rights as a stockholder of LSI. We are each incorporated under the laws of the State of Delaware. Accordingly, the Delaware General Corporation Law will continue to govern your rights as a stockholder after completion of the merger.

CLASSES OF COMMON STOCK OF SEEQ AND LSI

     We each have one class of common stock issued and outstanding. Holders of LSI common stock and holders of SEEQ common stock are each entitled to one vote for each share held.

BOARD OF DIRECTORS

     LSI's board of directors currently consists of six directorships, one of which is currently vacant. The number of directors on LSI's board may be changed by a duly adopted amendment to LSI's certificate of incorporation or bylaws.

     SEEQ's board of directors currently consists of four directorships, one of which is currently vacant. The number of directors on SEEQ's board may be changed by a vote of the majority of the directors or by SEEQ's stockholders.

     We each elect our directors for a term of one year and until their successors are elected and qualified.

REMOVAL OF DIRECTORS

     The entire LSI board may be removed with or without cause by the affirmative vote of the holders of at least a majority of the outstanding shares of LSI entitled to vote in an election of directors. As long as stockholders are entitled to cumulative voting in electing directors, an individual LSI director may not be removed without cause if the number of votes cast against such director's removal is at least equal to the number of votes that would be required, if cumulatively voted, to elect such director in an election of directors. "Cause" is not defined in LSI's certificate of incorporation or bylaws.

     The entire SEEQ board may be removed without cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of SEEQ entitled to vote on such removal. An individual SEEQ director may not be removed without cause if the number of votes cast against such director's removal is at least equal to the number of votes that would be required, if cumulatively voted, to elect such director in an election of directors. "Cause" is not defined in SEEQ's certificate of incorporation or bylaws.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Any vacancies or any newly created directorships in LSI's board of directors resulting from any increase in the number of authorized directors may be filled by a majority of the remaining members of the board of directors or by a sole remaining director. If the remaining members of the board who fill such vacancy or newly created directorship are less than a majority of the board, as constituted immediately prior to such increase, any LSI stockholder holding at least ten percent of the outstanding shares of LSI entitled to vote may request that the Delaware Court of Chancery order an election to fill any such vacancy or newly created directorship or to replace the directors chosen by the remaining board members to fill such vacancy or newly created directorship.

     Any vacancies or newly created directorships in SEEQ's board of directors, other than vacancies created by the removal of a director, may be filled by a majority of the remaining members of the board of directors or by a sole remaining director. A vacancy created by a removal of a director may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present or by the written consent of the stockholders.

STOCKHOLDER ACTION BY WRITTEN CONSENT PERMITTED

     Our stockholders each may take action at annual or special meetings of stockholders, or by written consent.

ABILITY TO CALL SPECIAL MEETINGS

     LSI's board of directors, chairman of the board, president or chief executive officer may call special meetings of LSI stockholders.

     SEEQ's board of directors, chairman of the board, president, or the holders of at least ten percent of the outstanding shares of capital stock of SEEQ entitled to vote may call special meetings of SEEQ stockholders.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The LSI bylaws allow stockholders to nominate candidates for election to LSI's board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected. In addition, the LSI bylaws allow stockholders to propose business to be brought before any stockholder meeting. However, nominations and proposals may only be made by a stockholder who has given timely written notice to the Secretary of LSI before the annual or special stockholder meeting.

     Under LSI's bylaws, to be timely, notice of stockholder nominations or proposals to be made at a stockholder meeting must be received by the Secretary of LSI no less than 60 days nor more than 90 days before the stockholder meeting. If LSI gives its stockholders less than 65 days' notice of the date of the stockholder meeting, notice will also be timely if delivered not earlier than the close of business on the seventh day following the day on which the notice of the meeting was mailed by LSI.

     A stockholder's notice to LSI must set forth all of the following:

     - all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected

     - a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed and the beneficial owner, if any, on whose behalf the proposal is made

     - the stockholder's and any beneficial owner's name and address as they appear on LSI's books and the class and number of shares of LSI which are beneficially owned by the stockholder

     Stockholder nominations and proposals will not be brought before any LSI stockholder meeting unless brought in accordance with LSI's advance notice procedure.

     SEEQ does not have an advance notice procedure for stockholders to nominate candidates for election to SEEQ's board of directors an annual or special stockholders meeting, nor to bring proposals before SEEQ's annual stockholder meeting.

PREFERRED STOCK

     Both of our certificates of incorporation provide that our boards of directors are authorized to provide for the issuance of shares of undesignated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation. Neither of our certificates of incorporation contain any provisions requiring a vote greater than that required by Delaware law to amend our certificates of incorporation.

AMENDMENT OF BYLAWS

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

     Each of our boards of directors is expressly authorized to adopt, amend and repeal our respective bylaws by an affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies. Our stockholders may also adopt, amend or repeal our bylaws in accordance with Delaware law.

STATE ANTI-TAKEOVER STATUTES

     We are both subject to Section 203 of the Delaware General Corporation Law which under certain circumstances, may make it more difficult for a person who would be an "Interested Stockholder", as defined in Section 203, in our respective companies, to effect various business combinations with either of us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our respective certificates of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203.

LIMITATION OF LIABILITY OF DIRECTORS

     The Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Our respective certificates of incorporation include such a provision to the maximum extent permitted by law.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies, such as an injunction or rescission, based on a director's breach of his duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

     Our respective certificates of incorporation and bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of either of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by each of us to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by each of us are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our respective certificates of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, each of us is authorized to purchase and maintain insurance on behalf of its directors and officers.

     Additionally, each of us may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our respective certificates of incorporation and bylaws.

STOCKHOLDER RIGHTS PLAN

     Under Delaware law, every corporation may create and issue rights entitling the rightsholders to purchase shares of its capital stock of any class or classes from the corporation, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

     Both LSI and SEEQ have entered into stockholder rights agreements. As with most stockholder rights agreements, the terms of our respective rights agreements are complex and not easily summarized, particularly as they relate to the acquisition of our respective common stocks and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our respective rights agreements, which are incorporated by reference into this proxy statement-prospectus, in their entirety.

     LSI's rights agreement provides that each share of LSI's common stock outstanding will have the right to purchase one one-thousandth of a preferred share of LSI attached to it. SEEQ's rights agreement provides that each share of SEEQ's common stock outstanding will have the right to purchase one one-hundreth of a preferred share of SEEQ attached to it. The purchase price per one one-thousandth of LSI preferred share under the LSI stockholder rights agreement is $100, subject to adjustment. The purchase price per one one-hundreth of a share of SEEQ preferred stock under the SEEQ stockholder rights agreement is $15, subject to adjustment. Each share of LSI common stock issued in the merger will have one right attached.

     Our respective rights agreements contain rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire either of us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our boards to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

     Initially, the rights under each of our rights agreements are attached to outstanding certificates representing common stock, and no separate certificates representing the rights will be distributed. The rights will separate from the company's common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 20% of the outstanding common stock of that company.

     The SEEQ rights will not separate from the SEEQ common stock or become exercisable as a result of the merger.

     If and when the rights separate from either of our common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

     All shares of either of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The LSI rights will expire on December 15, 2008, unless earlier redeemed or exchanged by LSI. The SEEQ rights will expire on May 2, 2005 or upon the completion of the merger, unless earlier redeemed or exchanged by SEEQ.

     If an acquiror obtains or has the right to obtain 20% or more of LSI common stock, then each right will entitle the holder to purchase a number of shares of LSI common stock with a then current market value of $200 for $100, subject to adjustment for stock splits, stock dividends and similar transactions.

     Similarly, if an acquiror obtains 20% or more of SEEQ common stock, then each right will entitle the holder to purchase a number of shares of SEEQ common stock with a then current market value of $30 for $15, subject to adjustment.

     Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 20% or more of LSI common stock or SEEQ common stock, as the case may be, and any of the following occurs:

     - SEEQ or LSI, as the case may be, merges into an acquiring company

     - an acquiring entity merges into SEEQ or LSI, as the case may be

     - SEEQ or LSI, as the case may be, sells more than 50% of its assets or earning power

     An acquiror of more than 20% of our respective outstanding common stock will not be entitled to receive rights under our respective rights agreement.

     Our respective rights agreements contain exchange provisions which provide that after an acquiror obtains 20% or more, but less than 50% of our respective outstanding common stock, the board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

     Each of the LSI and SEEQ board of directors may, at its option, redeem all of the outstanding rights under its respective rights agreement prior to the earlier of (1) the time that an acquiror obtains 20% or more of its respective outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under LSI's rights agreement is $.001 per right, subject to adjustment. The redemption price under SEEQ's rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of the board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

     Holders of rights will have no rights as stockholders of LSI or SEEQ, including no right to vote or receive dividends, as a result of holding the rights.

     Our respective rights agreements provide that the provisions of the rights agreements may be amended by the board of directors prior to the date any person acquires 20% of our respective common stock without the approval of the holders of the rights. However, after the date any person acquires 20% of our respective common stock, the rights agreements may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LSI

     The following table sets forth the beneficial ownership of Common Stock of LSI as of February 12, 1999 (the most recent practicable date) by all LSI directors, each of LSI's named executive officers set forth in LSI's Summary Compensation Table and by all directors and current executive officers of LSI as a group:

                                                                NUMBER      APPROXIMATE
                                                               OF SHARES    PERCENTAGE
                           NAME                                  OWNED         OWNED
                           ----                                ---------    -----------
Wilfred J. Corrigan(1).....................................    6,989,952       4.93%
T.Z. Chu(2)................................................       65,700          *
Malcolm R. Currie(3).......................................      141,950          *
James H. Keyes(4)..........................................       76,250          *
R. Douglas Norby(5)........................................      219,092          *
John P. Daane(6)...........................................      160,578          *
W. Richard Marz(7).........................................      208,790          *
Joseph M. Zelayeta(8)......................................      237,000          *
All current directors and executive officers as a group (13
  persons)(9)..............................................    8,469,235       5.97%

---------------
 *  Less than 1%

(1) Includes 1,600,000 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(2) Includes 26,250 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(3) Includes 28,750 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(4) Includes 28,750 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(5) Includes 180,625 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(6) Includes 149,500 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(7) Includes 205,000 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(8) Includes 221,500 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

(9) Includes 2,775,301 shares, options for which are presently exercisable or will become exercisable within 60 days of February 12, 1999.

                          SHARE OWNERSHIP BY PRINCIPAL
                 STOCKHOLDERS, MANAGEMENT AND DIRECTORS OF SEEQ

     The following table sets forth information concerning the beneficial ownership of common stock of SEEQ as of April 30, 1999 for the following:

     - each person or entity who is known by SEEQ to own beneficially more than 5% of the outstanding shares of SEEQ common stock

     - each of SEEQ's current directors

     - the chief executive officer and certain other highly compensated officers of SEEQ

     - all directors and executive officers of SEEQ as a group

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of April 30, 1999 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned and has an address of c/o SEEQ Technology Incorporated, 47200 Bayside Parkway, Fremont, CA 94538.

     Each of the executive directors and officers of SEEQ has entered into a voting agreement with LSI agreeing to vote their shares of SEEQ common stock in favor of the proposed merger.

                                         AMOUNT AND NATURE OF   OPTIONS EXERCISABLE
          NAME AND ADDRESS OF                 BENEFICIAL           WITHIN 60 DAYS       PERCENT OF
           BENEFICIAL OWNER                  OWNERSHIP(1)       AFTER APRIL 30, 1999      CLASS
          -------------------            --------------------   --------------------    ----------
Travelers Group Inc....................       1,639,420                    --                 5.1%
  388 Greenwich St.
  Legal Dept 20th Floor
  New York, N.Y., 10013
Atmel Corporation......................       2,114,711                    --                 6.5%
  2325 Orchard Parkway
  San Jose, CA 95131
Phillip J. Salsbury....................          93,603               351,949                 1.4%
Alan V. Gregory........................         138,650               113,333                   *
Charles Giancarlo......................               0                23,333                   *
Gary R. Fish...........................           2,000                15,642                   *
Robert C. Frostholm....................          17,000                     0                   *
James D. Middleton.....................           4,375                 5,022
All current officers and directors as a
  group (7 persons)....................         255,728               509,279                 2.4%

---------------
 * Less than 1%

(1) Unless otherwise indicated, each of the beneficial owners named in the table has sole voting and investment power with respect to all shares shown as owned by them, subject to applicable community property laws.

                                 LEGAL OPINION

     The validity of the shares of LSI common stock offered by this proxy statement-prospectus will be passed upon for LSI by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                    EXPERTS

     The consolidated financial statements of LSI Logic Corporation for the year ended December 31, 1998 included in this proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of SEEQ Technology Incorporated for the year ended September 30, 1998 included in this proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. The SEC maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza                 Citicorp Center                 Seven World Trade Center
Room 1024                       500 West Madison Street         13th Floor
450 Fifth Street, N.W           Suite 1400                      New York, New York 10048
Washington, D.C. 20549          Chicago, Illinois 60661

Reports, proxy statements and other            Reports, proxy statements and other
information concerning SEEQ may be inspected   information regarding LSI may be inspected
at:                                            at:
The National Association of Securities         The New York Stock Exchange
  Dealers
1735 K Street, N.W                             20 Broad Street
Washington, D.C. 20006                         New York, New York 10005

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

     LSI has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to LSI's common stock to be issued to SEEQ stockholders in the merger. This proxy statement-prospectus constitutes the prospectus of LSI filed as part of the registration statement. This proxy statement-prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

     SEEQ stockholders can call Phil Barton of SEEQ Investor Relations at (510) 226-2919 with any questions about the merger. SEEQ stockholders may also call
(800) 347-7503 to determine the current estimate of the number of LSI shares that will be issued for each SEEQ share.

     THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROXY STATEMENT-PROSPECTUS OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS WITH RESPECT TO SEEQ AND ITS SUBSIDIARIES WAS PROVIDED BY SEEQ AND THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS WITH RESPECT TO LSI WAS PROVIDED BY LSI.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This proxy statement-prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and on the expected impact of the merger on LSI's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

     In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 14 of this proxy statement-prospectus.

                       INDEX TO LSI FINANCIAL STATEMENTS

Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets of LSI as of December 31, 1997
  and December 31, 1998.....................................   F-3
Consolidated Statements of Operations of LSI for the Years
  Ended December 31, 1996, December 31, 1997 and December
  31, 1998..................................................   F-4
Consolidated Statements of Stockholders' Equity of LSI for
  the Years Ended December 31, 1996, December 31, 1997 and
  December 31, 1998.........................................   F-5
Consolidated Statements of Cash Flows of LSI for the Years
  Ended December 31, 1996, December 31, 1997 and December
  31, 1998..................................................   F-6
Notes to Consolidated Financial Statements of LSI...........   F-7
Interim Financial Information of LSI for the Years Ended
  December 31, 1997 and December 31, 1998 (Unaudited).......  F-27
Consolidated Condensed Balance Sheets of LSI as of December
  31, 1998 and March 31, 1999 (Unaudited)...................  F-28
Consolidated Condensed Statements of Operations of LSI for
  the Three Months Ended March 31, 1998 and 1999
  (Unaudited)...............................................  F-29
Consolidated Condensed Statements of Cash Flows of LSI for
  the Three Months Ended March 31, 1998 and 1999
  (Unaudited)...............................................  F-30
Notes to Consolidated Condensed Financial Statements of LSI
  (Unaudited)...............................................  F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of LSI Logic Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of LSI Logic Corporation and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
February 22, 1999

                       CONSOLIDATED BALANCE SHEETS OF LSI

                                  A S S E T S

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                   1998              1997
                                                              --------------    --------------
                                                              (IN THOUSANDS, EXCEPT PER-SHARE
                                                                          AMOUNTS)
Cash and cash equivalents...................................    $  200,080        $  104,571
Short-term investments......................................        81,220           386,369
Accounts receivable, less allowance for doubtful accounts
  of $3,424 and $2,597......................................       245,538           210,141
Inventories.................................................       178,107           102,267
Deferred tax assets.........................................        62,699            39,005
Prepaid expenses and other current assets...................        51,859            28,108
                                                                ----------        ----------
          Total current assets..............................       819,503           870,461
                                                                ----------        ----------
Property and equipment, net.................................     1,480,113         1,123,909
Goodwill and other intangibles..............................       332,779            20,852
Other assets................................................       167,602           111,690
                                                                ----------        ----------
          Total assets......................................    $2,799,997        $2,126,912
                                                                ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................    $  193,216        $  211,135
Accrued salaries, wages and benefits........................        47,350            38,422
Other accrued liabilities...................................       108,049            56,802
Income taxes payable........................................        57,989            87,257
Current portion of long-term obligations....................       186,240            44,615
                                                                ----------        ----------
          Total current liabilities.........................       592,844           438,231
                                                                ----------        ----------
Long-term obligations and deferred income taxes.............       691,780           117,511
                                                                ----------        ----------
Minority interest in subsidiaries...........................         5,238             5,197
                                                                ----------        ----------
Commitments and contingencies (Note 12)

Stockholders' equity:
Preferred shares; $.01 par value; 2,000 shares authorized...            --                --
Common stock; $.01 par value; 450,000 shares authorized;
  141,419 and 140,161 shares outstanding....................         1,414             1,401
Additional paid-in capital..................................     1,009,294           965,422
Retained earnings...........................................       479,990           611,622
Accumulated other comprehensive income/(loss)...............        19,437           (12,472)
                                                                ----------        ----------
          Total stockholders' equity........................     1,510,135         1,565,973
                                                                ----------        ----------
          Total liabilities and stockholders' equity........    $2,799,997        $2,126,912
                                                                ==========        ==========

             See Notes to LSI's Consolidated Financial Statements.

                  CONSOLIDATED STATEMENTS OF OPERATIONS OF LSI

                                                                  YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                            1998           1997           1996
                                                         -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.............................................    $1,490,701     $1,290,275     $1,238,694
Costs and expenses:
  Cost of revenues...................................       867,278        675,153        695,002
  Research and development...........................       286,041        226,219        184,452
  Selling, general and administrative................       219,566        190,680        166,823
  Acquired in-process research and development.......       145,500          2,850             --
  Restructuring of operations and other non-recurring
     charges.........................................        75,400             --             --
  Amortization of intangibles........................        22,369          4,472          3,869
                                                         ----------     ----------     ----------
          Total costs and expenses...................     1,616,154      1,099,374      1,050,146
                                                         ----------     ----------     ----------
(Loss)/income from operations........................      (125,453)       190,901        188,548
Interest expense.....................................        (8,477)        (1,497)       (13,610)
Interest income and other............................        10,282         34,759         30,177
                                                         ----------     ----------     ----------
(Loss)/income before income taxes, minority interest
  and cumulative effect of change in accounting
  principle..........................................      (123,648)       224,163        205,115
Provision for income taxes...........................         7,916         62,748         57,432
                                                         ----------     ----------     ----------
(Loss)/income before minority interest and cumulative
  effect of change in accounting principle...........      (131,564)       161,415        147,683
Minority interest in net income of subsidiaries......            68            727            499
                                                         ----------     ----------     ----------
(Loss)/income before cumulative effect of change in
  accounting principle...............................      (131,632)       160,688        147,184
Cumulative effect of change in accounting
  principle..........................................            --         (1,440)            --
                                                         ----------     ----------     ----------
Net (loss)/income....................................    $ (131,632)    $  159,248     $  147,184
                                                         ==========     ==========     ==========
Basic earnings per share:
  (Loss)/income before cumulative effect of change in
     accounting principle............................    $    (0.93)    $     1.16     $     1.14
  Cumulative effect of change in accounting
     principle.......................................            --          (0.01)            --
                                                         ----------     ----------     ----------
  Net (loss)/ income.................................    $    (0.93)    $     1.15     $     1.14
                                                         ==========     ==========     ==========
Diluted earnings per share:
  (Loss)/income before cumulative effect of change in
     accounting principle............................    $    (0.93)    $     1.12     $     1.07
  Cumulative effect of change in accounting
     principle.......................................            --          (0.01)            --
                                                         ----------     ----------     ----------
  Net (loss)/income..................................    $    (0.93)    $     1.11     $     1.07
                                                         ==========     ==========     ==========
Shares used in computing per share amounts:
  Basic..............................................       140,799        138,576        128,899
                                                         ==========     ==========     ==========
  Dilutive...........................................       140,799        144,027        142,983
                                                         ==========     ==========     ==========

             See Notes to LSI's Consolidated Financial Statements.

             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY OF LSI

                                                                              ACCUMULATED
                                   COMMON STOCK     ADDITIONAL                   OTHER
                                 ----------------    PAID-IN     RETAINED    COMPREHENSIVE
                                 SHARES    AMOUNT    CAPITAL     EARNINGS    INCOME/(LOSS)     TOTAL
                                 -------   ------   ----------   ---------   -------------   ----------
                                                             (IN THOUSANDS)
Balances at December 31,
  1995.........................  129,303   $1,293   $  853,538   $ 305,190     $ 56,225      $1,216,246
Net income.....................                                    147,184
Foreign currency translation
  adjustments..................                                                 (30,821)
Total comprehensive income.....                                                                 116,363
Purchases of common stock under
  stock repurchase program.....   (2,077)     (21)     (46,817)                                 (46,838)
Issuance to employees under
  stock option and purchase
  plans........................    1,780       18       19,680                                   19,698
Tax benefit of employee stock
  transactions.................                         10,750                                   10,750
                                 -------   ------   ----------   ---------     --------      ----------
Balances at December 31,
  1996.........................  129,006    1,290      837,151     452,374       25,404       1,316,219
Net income.....................                                    159,248
Foreign currency translation
  adjustments..................                                                 (37,876)
Total comprehensive income.....                                                                 121,372
Purchase of common stock under
  stock repurchase program.....   (2,400)     (24)     (59,857)                                 (59,881)
Issuance to employees under
  stock option and purchase
  plans........................    1,820       18       24,054                                   24,072
Tax benefit of employee stock
  transactions.................                         11,200                                   11,200
Issuance of stock from
  conversion of Convertible
  Subordinated Notes, net of
  deferred offering costs......   11,735      117      141,591                                  141,708
Intrinsic value of options
  issued in conjunction with
  the acquisition of Mint
  Technology, Inc..............                         11,283                                   11,283
                                 -------   ------   ----------   ---------     --------      ----------
Balances at December 31,
  1997.........................  140,161    1,401      965,422     611,622      (12,472)      1,565,973
Net loss.......................                                   (131,632)
Foreign currency translation
  adjustments..................                                                  31,909
Total comprehensive loss.......                                                                 (99,723)
Purchase of common stock under
  stock repurchase program.....     (445)      (4)      (5,657)                                  (5,661)
Issuance to employees under
  stock option and purchase
  plans........................    1,703       17       21,356                                   21,373
Tax benefit of employee stock
  transactions.................                          3,026                                    3,026
Fair value of options issued in
  conjunction with the
  acquisition of Symbios,
  Inc..........................                         25,147                                   25,147
                                 -------   ------   ----------   ---------     --------      ----------
Balances at December 31,
  1998.........................  141,419   $1,414   $1,009,294   $ 479,990     $ 19,437      $1,510,135
                                 =======   ======   ==========   =========     ========      ==========

             See Notes to LSI's Consolidated Financial Statements.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS OF LSI

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                         1998          1997           1996
                                                       ---------    -----------    -----------
                                                                   (IN THOUSANDS)
Operating activities:
Net (loss)/income..................................    $(131,632)   $   159,248    $   147,184
Adjustments:
  Depreciation and amortization....................      225,205        166,396        147,465
  Minority interest in net income of
     subsidiaries..................................           68            727            499
  Write-off of acquired in-process research and
     development...................................      145,500          2,850             --
  Non-cash restructuring and other related
     charges.......................................       75,400             --             --
  Gain on sale of stock investments................      (16,671)            --             --
  Changes in:
     Accounts receivable...........................       30,541        (32,014)        42,268
     Inventories...................................        6,520        (16,714)        46,675
     Current deferred tax assets...................      (23,694)       (20,131)         5,558
     Prepaid expenses and other assets.............      (42,448)       (10,397)         2,936
     Accounts payable..............................      (67,487)       111,310        (55,255)
     Accrued and other liabilities.................       21,479         38,128         14,599
                                                       ---------    -----------    -----------
  Net cash provided by operating activities........      222,781        399,403        351,929
                                                       ---------    -----------    -----------
Investing activities:
  Purchase of debt and equity securities
     available-for-sale............................     (326,979)    (1,134,838)    (1,117,885)
  Maturities and sales of debt and equity
     securities available-for-sale.................      631,755      1,319,823      1,055,183
  Purchase of non-marketable equity securities.....       (9,216)       (10,704)        (6,252)
  Purchases of property and equipment, net of
     retirements...................................     (329,092)      (513,298)      (361,776)
  Acquisition of Symbios, net of cash acquired.....     (763,683)            --             --
  Proceeds from sale of stock investments..........       23,106             --             --
  Acquisition of Mint Technology, Inc., net of cash
     acquired......................................           --         (6,863)            --
  Acquisition of stock from minority interest
     holders.......................................         (599)            --         (2,757)
                                                       ---------    -----------    -----------
  Net cash used in investing activities............     (774,708)      (345,880)      (433,487)
                                                       ---------    -----------    -----------
Financing activities:
  Proceeds from borrowings.........................      724,682         34,193        142,832
  Repayment of debt obligations....................     (100,275)       (89,362)       (54,185)
  Purchase of common stock under repurchase
     program.......................................       (5,661)       (59,881)       (46,838)
  Issuance of common stock, net....................       21,373         24,077         19,698
                                                       ---------    -----------    -----------
  Net cash provided by/(used in) financing
     activities....................................      640,119        (90,973)        61,507
                                                       ---------    -----------    -----------
Effect of exchange rate changes on cash and cash
  equivalents......................................        7,317         (5,038)        (5,670)
                                                       ---------    -----------    -----------
Increase/(decrease) in cash and cash equivalents...       95,509        (42,488)       (25,721)
                                                       ---------    -----------    -----------
Cash and cash equivalents at beginning of period...      104,571        147,059        172,780
                                                       ---------    -----------    -----------
Cash and cash equivalents at end of period.........    $ 200,080    $   104,571    $   147,059
                                                       =========    ===========    ===========
Supplemental non-cash disclosures:
  Conversion of subordinated debentures to common
     stock.........................................    $      --    $   141,708    $        --
                                                       =========    ===========    ===========
  Tax benefit of employee stock transactions.......    $   3,026    $    11,200    $    10,750
                                                       =========    ===========    ===========

             See Notes to LSI's Consolidated Financial Statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF LSI

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS. LSI Logic Corporation designs, develops and manufactures high-performance integrated circuits, including ASICs, ASSPs and related products and services, which it markets primarily to original equipment manufacturers in the electronic data processing, consumer electronics, telecommunications and certain office automation industries worldwide. LSI also markets and supports ASICs for peripheral and storage systems connectivity, peripheral controller electronics, host adapter integrated circuits and boards and a complete line of RAID storage systems, subsystems and related software.

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of LSI and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Assets and liabilities of certain foreign operations are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates. Accounts denominated in foreign currencies have been remeasured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

     On August 6, 1998, LSI completed the acquisition of all of the outstanding capital stock of Symbios from Hyundai Electronics America ("HEA"). HEA is a majority-owned subsidiary of Hyundai Electronics Industries Co., Ltd. ("HEI"), a Korean corporation. The transaction was accounted for as a purchase, and accordingly, the results of operations of Symbios and estimated fair value of assets acquired and liabilities assumed were included in LSI's consolidated financial statements as of August 6, 1998, the effective date of the purchase, through the end of the period. The acquisition of Symbios is discussed further in Note 2 of Notes to the Consolidated Financial Statements. There are no significant differences between the accounting policies of LSI and Symbios.

     Minority interest in subsidiaries represents the minority stockholders' proportionate share of the net assets and results of operations of LSI's majority-owned subsidiaries. Sales of common stock of LSI's subsidiaries and purchases of such shares may result in changes in LSI's proportionate share of the subsidiaries' net assets. LSI reflects such changes as an element of additional paid-in-capital.

     During 1997, LSI changed its fiscal year from a 52-53 week year to a year ending December 31. In 1996, the year ended on the Sunday closest to December
31. For presentation purposes, the consolidated financial statements and notes refer to December 31 as year end. Fiscal years 1998 and 1996 were 52-week years while fiscal year 1997 was a 53-week year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1998 presentation.

     CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS. All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents and are classified as held-to-maturity. Marketable short-term investments are accounted for as available-for-sale. LSI management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Investments in debt and equity securities classified as held-to-maturity are reported at amortized cost and securities available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of comprehensive income. Unrealized gains and losses at December 31, 1998 and 1997 were not significant. Realized gains and losses are based on the book value of specific securities at the time of sale. Realized gains and losses are included in interest income and other and were not significant during 1998, 1997 and 1996.

     CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS. Financial instruments which potentially subject LSI to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of LSI's trade receivables are derived from sales to large multinational computer, communication and consumer electronics manufacturers, with the remainder distributed across other industries. Amounts due from one of LSI's customers accounted for 17% and 26% of trade receivables at December 31, 1998 and 1997, respectively. During 1998 and 1997, LSI sold throughout the year approximately $77 million and $177 million (discounted at short-term yen borrowing rates, averaging 0.4% in 1998 and in 1997), respectively, of its Japanese sales affiliate's accounts receivable through financing programs with certain Japanese banks. Related transaction costs were not significant. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising LSI's customer base and their dispersion across industries and geographies. LSI performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

     FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by LSI, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that LSI could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The book value of the new debt at December 31, 1998 approximates fair value as the debt is at adjustable rates. See Note 4 on page F-15 below. The estimated fair value of financial instruments at December 31, 1997 was not significantly different from the values presented in the consolidated balance sheets.

     INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work-in-process and finished goods.

     PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost and includes interest on funds borrowed. Depreciation and amortization are calculated based on the straight-line method. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives as presented below:

Buildings and improvements...........................  20 - 40 years
Equipment............................................  2 - 6 years
Furniture and fixtures...............................  3 - 6 years

     Amortization of leasehold improvements is computed using the shorter of the remaining term of LSI's facility leases or the estimated useful lives of the improvements. Depreciation for income tax purposes is computed using accelerated methods.

     PREPRODUCTION ENGINEERING COSTS. Incremental costs incurred in connection with developing major production capabilities at new manufacturing plants, including facility carrying costs and costs to qualify production processes, are capitalized and amortized over the expected useful lives of the manufacturing processes utilized in the plants, generally four years. Amortization commences when the manufacturing plant is capable of volume production, which is generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management. In April of 1998, the Accounting Standards Executive Committee of the AICPA released SOP No. 98-5, "Reporting on the Costs of Start-up Activities." SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. LSI will expense the unamortized preproduction balance of $92 million, net of tax on January 1, 1999 and present it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5. The preproduction costs are included in property and equipment at December 31, 1998 and 1997. LSI recorded approximately $2 million in amortization of preproduction costs in 1998 related to the new fabrication facility in Gresham, Oregon.

     SOFTWARE. LSI capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful life of the project, typically a two to five year period. LSI had $62 million and $47 million of capitalized software costs, net of amortization, included in other assets at December 31, 1998 and 1997, respectively. Software amortization totaling $17 million, $15 million and $16 million was included in LSI's results of operations during 1998, 1997 and 1996, respectively.

     On November 21, 1997, the Emerging Issues Task Force issued EITF No. 97-13, "Accounting for costs incurred in connection with a consulting contract or an internal project that combines business process re-engineering and information technology transformation." EITF No. 97-13 required that LSI change its accounting policy to expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. LSI recorded a charge of $1.4 million, net of related tax of $0.6 million, during the fourth quarter of 1997. The charge reduced basic and diluted earnings per share by one cent for the quarter and year ended December 31, 1997.

     OTHER ASSETS. Goodwill and other intangibles acquired in connection with the acquisition of Symbios on August 6, 1998, the purchase of Mint Technology, Inc. in 1997 and the purchase of common stock from minority stockholders of approximately $369 million and $35 million, and related accumulated amortization of $36 million and $14 million, are included in other assets at December 31, 1998 and 1997, respectively. The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to existing technology, workforce in place, trademarks and goodwill, which are being amortized over a weighted average life of eight years. Goodwill and other intangibles are evaluated for impairment based on the related estimated undiscounted cash flows. See Note 2 and Note 8 on pages F-11 and F-18, respectively.

     At December 31, 1998 and 1997, LSI had $8 million and $20 million invested in restricted shares of Chartered Semiconductor Manufacturing Pte. Ltd. ("CSM"), respectively. Transfer of the shares is restricted for five years or until the listing of CSM stock upon a recognized stock exchange, whichever occurs sooner. LSI also had $11 million in a number of other non-public technology companies for both years ended December 31, 1998 and 1997. In the third quarter of 1998, LSI wrote-down to estimated fair values two long-term equity investments. This included a write-down of $11.9 million in its investment in CSM and a $2.4 million write-down of its investment in a technology company. The estimated fair values for these investments were based on third party financings by CSM and management analysis of the two companies financial statements. The decline in values was considered by management to be other than temporary. In the fourth quarter of 1998, LSI recognized a gain of $16.7 million on proceeds of $23.1 million related to the sale of one of its investments in a technology company. The carrying value of the investment was approximately $6.4 million. All investments are recorded as long-term assets at cost less adjustments made for other than temporary declines in value and LSI believes that the fair value of the investments is equal to or greater than their carrying values at December 31, 1998 and 1997.

     REVENUE RECOGNITION. Revenue is primarily recognized upon shipment with the exception of standard products sold to distributors. Revenue from standard products sold to distributors is deferred until the distributor sells the product to a third-party. Revenue from the licensing of LSI's design and manufacturing technology is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. LSI uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements.

     One customer accounted for 12%, 22% and 14% of consolidated revenues in 1998, 1997 and 1996, respectively.

     STOCK-BASED COMPENSATION. LSI accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. LSI's policy is to grant options with an exercise price equal to the quoted market price of LSI's stock on the grant date. LSI provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation." See Note 9 on page F-19 below.

     INCOME PER SHARE Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. A reconciliation of the numerators and denominators of the basic and diluted per share computations as follows (in thousands, except per share amounts):

                                                                     YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                             1998                              1997                             1996
                                -------------------------------   ------------------------------   ------------------------------
                                                      PER-SHARE                        PER-SHARE                        PER-SHARE
                                 INCOME*    SHARES+    AMOUNT     INCOME*    SHARES+    AMOUNT     INCOME*    SHARES+    AMOUNT
                                ---------   -------   ---------   --------   -------   ---------   --------   -------   ---------
Basic EPS:
  Net (loss)/income before
    cumulative effect of
    change in accounting
    principle.................  $(131,632)  140,799    $(0.93)    $160,688   138,576    $ 1.16     $147,184   128,899    $ 1.14
                                                       ------                           ------                           ------
  Cumulative effect of change
    in accounting principle...         --                  --       (1,440)  138,576     (0.01)          --                  --
  Net (loss)/ income available
    to common stockholders....   (131,632)  140,799     (0.93)     159,248   138,576      1.15      147,184   128,899      1.14
                                                       ------                           ------                           ------
  Effect of dilutive
    securities:
    Stock options.............                   --                            2,701                            2,349
    5 1/2% Convertible
      Subordinated Notes......         --        --                  1,279     2,750                  6,166    11,735
Diluted EPS:
  Net (loss)/income before
    cumulative effect of
    change in accounting
    principle (adjusted for
    assumed conversion of
    debt).....................   (131,632)  140,799     (0.93)     161,967   144,027      1.12      153,350   142,983      1.07
                                                       ------                           ------                           ------
  Cumulative effect of change
    in accounting principle...         --                  --       (1,440)  144,027     (0.01)          --                  --
                                                                                        ------
  Net (loss)/income available
    to common stockholders....  $(131,632)  140,799    $(0.93)    $160,527   144,027    $ 1.11     $153,350   142,983    $ 1.07
                                                       ------                           ------                           ------

---------------
* Numerator

+ Denominator

     Options to purchase approximately 19,732,000, 3,156,000, and 2,160,000 shares were outstanding at December 31, 1998, 1997 and 1996, respectively, but were not included in the computation because the exercise prices were greater than the average market price of common shares in 1997 and 1996. In 1998, all options were excluded from the calculation because of their antidilutive effect on earnings per share. The exercise price ranges of these options were $1.98 to $58.13, $32.00 to $58.13 and $30.50 to $58.13 at December 31, 1998, 1997 and
1996, respectively.

     SELF-INSURANCE. LSI retains certain exposures in its insurance plan under self-insurance programs. Reserves for claims made and reserves for estimated claims incurred but not yet reported are recorded as current liabilities.

     COMPREHENSIVE INCOME. In 1998, LSI adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income, for LSI, is due to foreign currency translation adjustments. Comprehensive income is being shown in the statement of stockholders' equity.

     SEGMENT REPORTING. In 1998, LSI adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of LSI's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of LSI's operations or financial position or the segments reported in 1998. See Note 11 on page F-24 below.

NOTE 2 -- ACQUISITION OF SYMBIOS

     LSI completed the acquisition of all of the outstanding capital stock of Symbios from HEA on August 6, 1998.

     LSI paid approximately $767 million in cash for all of the outstanding capital stock of Symbios. LSI additionally paid approximately $6 million in direct acquisition costs and accrued an additional $6 million as payable to HEA relating to the resolution of certain obligations outlined in the Stock Purchase Agreement which were resolved in February of 1999 without a change to the accrual. The purchase was financed using a combination of cash reserves and a new credit facility bearing interest at adjustable rates. See Note 4 on page F-15. In addition, LSI assumed all of the options outstanding under Symbios' 1995 Stock Plan with a calculated Black-Scholes value of $25 million. The total purchase price of Symbios was $804 million.

     The total purchase price of $804 million was allocated to the estimated fair value of assets acquired and liabilities assumed based on an independent appraisal and management estimates.

     The total purchase price was allocated as follows (in millions):

Fair value of property, plant and equipment.................  $252
Fair value of other tangible net assets.....................    72
In-process research and development.........................   146
Current technology..........................................   214
Assembled workforce and trademarks..........................    37
Residual goodwill...........................................    83
                                                              ----
                                                              $804
                                                              ====

     SYMBIOS INTEGRATION. LSI has taken certain actions to combine the Symbios operations with LSI Logic and, in certain instances, to consolidate duplicative operations. Adjustments to accrued integration costs related to Symbios were recorded as an adjustment to the fair value of net assets in the purchase price allocation. LSI finalized the integration plan as of December 31, 1998. Accrued integration charges include $4 million related to involuntary separation and relocation benefits for approximately 300 Symbios positions and $1.4 million in other exit costs primarily relating to the closing of Symbios sales offices and the termination of certain contractual relationships. The Symbios integration related accruals are based upon management's current estimate of integration costs and are in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

     The following table sets forth LSI's 1998 integration activity from August 6, 1998 to December 31, 1998:

                                                          AUGUST 6, 1998                DECEMBER 31,
                                                          INTEGRATION OF                    1998
                                                             SYMBIOS        UTILIZED      BALANCE
                                                          --------------    --------    ------------
                                                                        (IN THOUSANDS)
Payments to employees for severance and relocation(a)...      $4,000        $(1,640)       $2,360
Other exit costs(a).....................................       1,437           (435)        1,002
                                                              ------        -------        ------
          Total.........................................      $5,437        $(2,075)       $3,362
                                                              ======        =======        ======

---------------
(a) Amounts utilized represent cash charges.

     The utilization of the Symbios integration reserve of $2.1 million during the period August 6, 1998 to December 31, 1998 relates primarily to payments of $1.6 million to 47 employees for severance and relocation and $0.4 million for payments to third parties to terminate certain contractual relationships. No significant adjustments were made to this reserve during the year. LSI expects to complete the activities underlying the integration plan by June 1999.

     IN-PROCESS RESEARCH AND DEVELOPMENT. LSI reduced its estimate of the amount allocated to in-process research and development ("IPR&D") by $79.3 million from the $224.8 million amount previously reported in the third quarter of 1998 to $145.5 million for the year ended December 31, 1998. Amortization of intangibles increased by $4.3 million from $18.1 million to $22.4 million for the year ended December 31, 1998. The basic loss per share and loss per share assuming dilution decreased from $1.47 to $0.93 for the year ending December 31, 1998.

     The amount allocated to IPR&D and intangible assets in the third quarter of 1998 was made in a manner consistent with widely recognized appraisal practices at the date of acquisition of Symbios. Subsequent to the acquisition, the SEC staff expressed views that took issue with certain appraisal practices generally employed in determining the fair value of the in-process research and development that was the basis for LSI's measurement of its in-process research and development charge. The charge of $224.8 million, as first reported by LSI, was based upon assumptions and appraisal methodologies the SEC has since announced it does not consider appropriate.

     As a result of computing in-process research and development using the SEC preferred methodology, LSI decided to revise the amount originally allocated to in-process research and development. LSI has revised earnings for the third quarter of 1998 and has amended its Report on Form 10-Q and Report on Form 8-K/A previously filed with the Securities Exchange Commission. The revised quarterly results for the third and fourth quarter of 1998 are included in the "Interim Financial Information of LSI (Unaudited)" at page F-27 of this proxy statement-prospectus.

     The $145.5 million allocation of the purchase price to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. LSI acquired technology consisting of storage and semiconductor research and development projects in process. The storage projects consist of designing controller modules, a new disk drive and a new version of storage management software with new architectures to improve performance and portability. The semiconductor projects consist of client/server products being designed with new architectures and protocols and a number of ASIC and peripheral products that are being custom designed to meet the specific needs of specific customers. The amounts of in-process research and development allocated to each category of projects was $50.7 million for storage projects, $69.1 million for client/server projects and $25.7 million for ASIC and peripheral projects.

     The percentage of completion for each project was determined using milestones representing management's estimate of effort, value added, and degree of difficulty of the portion of each project completed as of August 6, 1998, as compared to the remaining research and development to be completed to bring each project to technical feasibility. The development process is grouped into three phases with each phase containing between one and five milestones. The three phases are: researching the market requirements and the engineering architecture and feasibility studies; the design and verification milestones; and the third phase of prototyping and testing the product (both internal to LSI and customer testing). Each of these phases has been subdivided into milestones and then the status of each of the projects was evaluated as of August 6, 1998. LSI estimates that, as of the acquisition date, the storage projects in aggregate are approximately 74% complete. Semiconductor projects are approximately 60% complete for client/server projects and 55% for ASIC and peripheral projects.

     However, development of these technologies remains a significant risk to LSI due to the remaining effort to achieve technical feasibility, rapidly changing customer markets and significant competitive threats from numerous companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future. Additionally, the value of other intangible assets acquired may become impaired. LSI management believes that the restated in-process research and development charge of $145.5 million is valued consistently with the SEC staff's current views regarding valuation methodologies. There can be no assurances, however, that the SEC staff will not take issue with any assumptions used in LSI's valuation model and require LSI to further revise the amount allocated to in-process research and development.

     USEFUL LIVES OF INTANGIBLE ASSETS. The estimated weighted average useful life of the intangible assets for current technology, assembled workforce, trademarks and residual goodwill, created as a result of the acquisition, is approximately eight years.

     PRO FORMA RESULTS. The following pro forma summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or that actually would have been realized had LSI and Symbios been a consolidated entity during the periods presented. The summary combines the results of operations as if Symbios had been acquired as of the beginning of the periods presented.

     The summary includes the impact of certain adjustments such as goodwill amortization, changes in depreciation, estimated changes in interest income because of cash outlays associated with the transaction and elimination of certain notes receivable assumed to be repaid as of the beginning of the periods presented, changes in interest expense because of the new debt entered into with the purchase (see discussion in Note 4 of the Notes to LSI's Consolidated Financial Statements) and the repayment of certain debt assumed to be repaid as of the beginning of the periods presented. Additionally, in-process research and development of $145.5 million discussed above has been excluded from the periods presented as it arose from the acquisition of Symbios. The restructuring charge of $75.4 million does not relate to the acquisition of Symbios and accordingly was included in preparation of the pro forma results. See Note 3 on page F-14 below.

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1998          1997
                                                      ----------    ----------
                                                            (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT
                                                         PER-SHARE AMOUNTS)
Revenue.............................................  $1,849,057    $1,909,744
Net income..........................................  $    3,003    $  130,294
Basic EPS...........................................  $     0.02    $     0.94
Diluted EPS.........................................  $     0.02    $     0.91

NOTE 3 -- RESTRUCTURING

     LSI remains committed to improving profitability and strengthening competitiveness. As a result of identifying opportunities to streamline operations and maximize the integration of Symbios into LSI's operations, LSI's management, with the approval of the Board of Directors, committed itself to a restructuring plan and recorded a $75.4 million restructuring charge in the third quarter of 1998. The action undertaken included a worldwide realignment of manufacturing capacity, the consolidation of certain design centers and administrative offices, and a streamlining of LSI's overhead structure to reduce operating expenses. The restructuring charge excludes any integration costs relating to Symbios. As discussed in Note 2 at page F-13 above, integration costs relating to Symbios was accrued as a liability assumed in the purchase in accordance with EITF No. 95-3.

     Restructuring costs include $37.2 million related primarily to fixed assets impaired as a result of the decision to close, by the third quarter of 1999, a manufacturing facility in Tsukuba, Japan; $4.7 million for terminations of leases and maintenance contracts primarily in the U.S. and Europe; $1.7 million for non-cancelable purchase commitments primarily in Europe; $13.1 million in fixed asset and other asset write-downs primarily in the U.S., Japan and Europe; approximately $2.4 million in other exit costs, which result principally from the consolidation and closure of certain design centers, sales and administrative offices primarily in the U.S. and Europe; and work force reduction costs of $16.3 million.

     Other exit costs include $0.9 million related to payments made for early leave contract terminations and the write-down of surplus assets to their estimated realizable value; $0.7 million for the write-off of excess licenses for closed locations in Europe and $0.8 million of other exit costs associated with the consolidation of design centers worldwide.

     The workforce reduction costs primarily include severance costs related to involuntary termination of employment for approximately 900 employees from manufacturing in Japan, and engineering, sales, marketing and finance personnel located primarily in the U.S., Japan and Europe. The fair value of assets determined to be impaired in accordance with the guidance for assets to be held and used in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," were the result of independent appraisals and use of management estimates. Severance costs and other above noted exit costs were determined in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The restructuring actions, as outlined by the plan, are intended to be executed to completion by September 30, 1999, one year from the date the reserve was taken.

     The following table sets forth LSI's 1998 restructuring reserves as of September 30, 1998 and activity against the reserve for the three month period ending December 31, 1998:

                                            SEPTEMBER 30, 1998
                                              RESTRUCTURING                   TRANSLATION    BALANCE
                                                 EXPENSE          UTILIZED    ADJUSTMENT     12/31/98
                                            ------------------    --------    -----------    --------
Write-down of manufacturing facility(a)...       $37,200          $(35,700)     $   --       $ 1,500
Other fixed asset related charges(a)......        13,100           (13,100)         --            --
Payments to employees for severance(b)....        16,300            (4,700)         --        11,600
Lease terminations and maintenance
  contracts(c)............................         4,700              (100)         --         4,600
Noncancelable purchase commitments (c)....         1,700              (100)         --         1,600
Other exit costs(c).......................         2,400            (1,200)         --         1,200
Cumulative currency translation
  adjustment..............................                                       1,512         1,512
                                                 -------          --------      ------       -------
          Total...........................       $75,400          $(54,900)     $1,512       $22,012
                                                 =======          ========      ======       =======

---------------
(a) Amounts utilized represent a write-down of fixed assets due to impairment. The amounts were accounted for as a reduction of the assets and did not result in a liability. The $1.5 million balance for the write-down of the facility relates to machinery and equipment decommissioning costs.

(b) Amounts utilized represent cash payments related to the severance of approximately 290 employees.

(c) Amounts utilized represent cash charges.

NOTE 4 -- DEBT

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Notes payable to banks......................................  $739,774    $111,242
Capital lease obligations...................................     2,120         673
                                                              --------    --------
                                                               741,894     111,915
Current portion of long-term debt, capital lease obligations
  and short-term borrowings.................................  (186,240)    (44,615)
                                                              --------    --------
Long-term debt and capital lease obligations................  $555,654    $ 67,300
                                                              ========    ========

     On August 5, 1998, LSI entered into a credit agreement with ABN AMRO Bank N.V. ("ABN AMRO"). The credit agreement was restated and superseded by the Amended and Restated Credit Agreement dated as of September 22, 1998 by and among LSI, JSI, ABN AMRO and thereafter syndicated to a group of lenders determined by ABN AMRO and LSI. The credit agreement consists of two credit facilities: a $575 million senior unsecured reducing revolving credit facility ("Revolver"), and a $150 million senior unsecured revolving credit facility ("364 day Facility").

     On August 5, 1998, LSI borrowed $150 million under the 364 day Facility and $485 million under the Revolver. On December 22, 1998, LSI borrowed an additional $30 million under the Revolver. The credit facilities allow for borrowings at adjustable rates of LIBOR/TIBOR with a 1.25% spread. As of December 31, 1998, the interest rate for the 364 day Facility and the Revolver ranged from 6.65% to 6.82%. Interest payments are due quarterly. The 364 day Facility expires on August 3, 1999 at which time borrowings outstanding are payable in full. The Revolver is for a term of four years with the principal reduced quarterly beginning on December 31, 1999. The Revolver includes a term loan sub-facility in the amount of 8.6 billion yen made available to JSI over the same term. The yen term loan sub-facility is for a period of four years with no required payments until it expires on August 5, 2002. As of December 31, 1999, the interest rate for the yen sub-facility was 1.99%. Pursuant to the restated credit agreement, on August 30, 1998, JSI repaid it's existing 11.4 billion yen (US$79.2 million) credit facility and borrowed

8.6 billion yen (US$74 million at December 31, 1998) bearing interest at adjustable rates. Borrowings outstanding under the 364 day Facility and the Revolver including the yen sub-facility were $740 million as of December 31, 1998. LSI also had borrowings outstanding of approximately 85 million yen (US$0.7 million) at December 31, 1998. LSI paid approximately $3.8 million in debt issuance costs related to the new debt facility. This amount was capitalized as an other asset and is being amortized over the life of the credit facility.

     LSI, in accordance with the new credit arrangement, must comply with certain financial covenants related to profitability, tangible net worth, liquidity, senior debt leverage, debt service coverage and subordinated indebtedness. At December 31, 1998, LSI was in compliance with these covenants.

     In February 1997, LSI called for redemption of its $144 million, 5 1/2% Convertible Subordinated Notes ("Convertible Notes") which were outstanding at December 31, 1996. The Convertible Notes were converted at a price of $12.25 per share resulting in the issuance of 11,735,000 shares of common stock. The redeemed value of the Convertible Notes of $142 million, net of deferred offering costs, was recorded as part of stockholders' equity.

     In December 1996, LSI entered into a credit arrangement with several banks for a $300 million revolving line of credit expiring in December 1999. LSI canceled this agreement on July 31, 1998.

     Aggregate principal payments required on outstanding debt and capital lease obligations are $186 million, $138 million, $103 million and $315 million for 1999, 2000, 2001 and 2002, respectively, and none thereafter.

     LSI paid $9 million, $9 million and $17 million in interest during 1998, 1997 and 1996, respectively.

NOTE 5 -- CASH AND INVESTMENTS

     Cash and cash equivalents and short-term investments included the following debt and equity securities at December 31:

                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Cash and cash equivalents
Overnight deposits..........................................  $ 82,591    $ 30,724
Commercial paper............................................    44,803      11,955
Corporate debt securities...................................        --      10,384
Time deposits...............................................        --       5,409
Other.......................................................        --       8,319
                                                              --------    --------
          Total held-to-maturity............................   127,394      66,791
Cash........................................................    72,686      37,780
                                                              --------    --------
          Total cash and cash equivalents...................  $200,080    $104,571
                                                              ========    ========
Short-term investments
Corporate debt securities...................................  $ 34,545    $138,143
Time deposits...............................................    24,934     102,165
U.S. government and agency securities.......................     5,065      69,294
Commercial paper............................................        --      44,735
Bank notes..................................................    11,663      18,207
Auction rate preferred......................................     5,013      13,825
                                                              --------    --------
          Total available-for-sale..........................  $ 81,220    $386,369
                                                              ========    ========

     Cash and cash equivalents and short-term investments held at December 31, 1998 and 1997 approximate fair market value. As of December 31, 1998, contractual maturities of available-for-sale securities are within one year.

NOTE 6 -- FINANCIAL INSTRUMENTS

     LSI has foreign subsidiaries which operate and sell LSI's products in various global markets. As a result, LSI is exposed to changes in foreign currency exchange rates and interest rates. LSI utilizes various hedge instruments, primarily forward contract, currency swap, interest rate swap and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. LSI does not hold derivative financial instruments for speculative or trading purposes.

     On August 5, 1998, LSI recognized a loss of $1.5 million from the decision to close interest rate swap contracts which converted the interest associated with yen borrowings by JSI from adjustable to fixed rates. The contracts were closed because the underlying debt was repaid as discussed in Note 4 of Notes to the Consolidated Financial Statements. Current period gains and losses associated with the interest rate swaps are included in interest expense, or as other gains and losses at such time as related borrowings are terminated. At December 31, 1998, there were no interest rate swap contracts outstanding, however, LSI may enter into interest rate swaps in the future. As of December 31, 1997, LSI had several interest rate swap contracts outstanding which convert the interest associated with 14 billion yen (US$109 million) of borrowings by LSI's Japanese manufacturing subsidiary from adjustable to fixed rates (ranging from 1.75% to 2.46%). The interest rate swaps covered payments to be made under term borrowings through 2001.

     LSI enters into forward contracts, currency swaps and currency option contracts to hedge firm commitments, intercompany transactions and third party exposures. The forward and currency swap contracts hedging firm intercompany asset and liability positions denominated in non-functional currencies expired on the last day of the year ended December 31, 1998 and year ended December 31, 1997. Forward contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. They are recorded as other gains or losses when a hedged transaction is no longer expected to occur. Deferred foreign gains and losses were not significant at December 31, 1998 and 1997, respectively. Foreign currency transaction gains and losses included in interest income and other were insignificant for the year ended December 31, 1998 and 1997, respectively.

     At December 31, 1998, total outstanding purchased currency option contracts were $130 million. These contracts expire quarterly through June 1999. These currency options were treated as hedges of third-party yen revenue exposures. The realized and unrealized gains and option premiums are deferred until the exposure underlying the option is recorded. The deferred premiums on all outstanding options were $5.5 million as of December 31, 1998 and included in other current assets. LSI closed option contracts not qualifying for hedge accounting treatment during the third quarter of 1998 at a gain of $0.7 million.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon adoption of SFAS No. 133, LSI will be required to adjust hedging instruments to fair value in the balance sheet, and recognize the offsetting gain or loss as transition adjustments to be reported in net income or other comprehensive income, as appropriate, and presented in a manner similar to the cumulative effect of a change in accounting principle. While LSI believes the adoption of this statement will not have a significant effect on LSI's results of operations as most derivative instruments are closed on the last day of each fiscal quarter, the impact of the adoption of SFAS No. 133 as of the effective date cannot be reasonably estimated at this time.

NOTE 7 -- BALANCE SHEET DETAIL

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                                 ----          ----
                                                                   (IN THOUSANDS)
Inventories:
  Raw materials.............................................  $   32,347    $   19,892
  Work-in-process...........................................      51,856        58,621
  Finished goods............................................      93,904        23,754
                                                              ----------    ----------
                                                              $  178,107    $  102,267
                                                              ==========    ==========
Property and equipment:
  Land......................................................  $   50,278    $   39,885
  Buildings and improvements................................     459,157       145,297
  Equipment.................................................   1,338,325       856,745
  Leasehold improvements....................................      56,486        46,839
  Preproduction engineering.................................      97,356        58,972
  Furniture and fixtures....................................      44,514        35,460
  Construction in progress..................................     210,426       557,350
                                                              ----------    ----------
                                                               2,256,542     1,740,548
Accumulated depreciation and amortization...................    (776,429)     (616,639)
                                                              ----------    ----------
                                                              $1,480,113    $1,123,909
                                                              ==========    ==========

     LSI had $97 million and $34 million of unamortized preproduction engineering costs at December 31, 1998 and 1997, respectively, associated with the construction of a new manufacturing facility in Gresham, Oregon. This new facility became operational as of December 1, 1998, at which time capitalized preproduction began to be amortized over the expected useful life of the manufacturing technology of approximately four years. In April 1998, the Accounting Standards Executive Committee released SOP No. 98-5, "Reporting on the Costs of Start-up Activities." SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. LSI will expense the unamortized preproduction balance of $92 million, net of tax on January 1, 1999 and present it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5. The preproduction costs are included in property and equipment at December 31, 1998 and 1997.

     Accumulated amortization for preproduction engineering was $27 million and $25 million at December 31, 1998 and 1997, respectively. Capitalized interest included within property and equipment totaled $29 million and $17 million at December 31, 1998 and 1997, respectively. Accumulated amortization of capitalized interest was $9 million and $7 million at December 31, 1998 and 1997, respectively.

     During 1997, LSI dispositioned assets held for sale with a carrying amount of $15 million that were associated with the 1996 shutdown of the Milpitas wafer manufacturing facility. In August 1997, approximately $5.6 million of the Milpitas equipment held for sale was transferred to another facility within LSI as it was determined that the equipment could be used to meet current capacity requirements.

NOTE 8 -- PURCHASES OF MINORITY INTEREST AND OTHER ACQUISITIONS

     PURCHASES OF MINORITY INTEREST. During the third quarter of 1998, LSI acquired approximately 107,880 shares of its Japanese affiliate from its minority interest shareholders for approximately $0.6 million. The acquisition was accounted for as a purchase and the excess of purchase price over the estimated fair value of the assets acquired was allocated to goodwill and is being amortized over eight years using the straight-line method. LSI owned approximately 93% of the Japanese affiliate at December 31, 1998. There were no minority interest purchases during 1997. As of December 31, 1997, LSI owned 92% of the Japanese affiliate and 100% of the U.K. affiliate.

     During 1996, LSI acquired 117,000 common shares of its Japanese sales affiliate from its minority interest shareholders for approximately $0.7 million. In December 1996, LSI acquired the remaining minority shares outstanding of its European sales affiliate, LSI Logic Europe, Ltd. (formerly LSI Logic Europe, plc) for $2 million. These acquisitions were accounted for as purchases and the excess of the purchase price over the fair value of the assets acquired of $2 million was allocated to goodwill and is being amortized over seven years. As of December 31, 1996, LSI owned approximately 92% of the Japanese affiliate and 100% of the U.K. affiliate.

     ACQUISITION OF MINT TECHNOLOGY. In July 1997, LSI acquired all issued and outstanding shares of common stock of Mint Technology, Inc. ("Mint"). Mint provides engineering services on a contract basis to help customers ensure timely and cost-effective completion of their design programs. Mint's consulting services specialize in the architectural specification, implementation and test of complex application-specific integrated circuits and field programmable gate array based system designs. The acquisition was accounted for as a purchase. The acquisition price consisted of $9.5 million in cash and options to purchase approximately 681,726 shares of common stock with an intrinsic value of $11.3 million. The intrinsic value of the stock is being expensed over four years. Approximately $2.9 million of the purchase price was allocated to in-process research and development and was expensed in the third quarter of 1997. Total goodwill recorded as part of the acquisition was $5.7 million and is being amortized over four years. Pro forma results of operations have not been presented as the amounts would not significantly differ from LSI's historical results. The nature of the projects in process at the date of acquisition related to computer aided design tools, in particular, those that would be used for functional verification of the chip design. The additional costs to complete the tools were approximately $850,000 and were completed in the fourth quarter of 1997. The actual development timeline and costs were in line with estimates.

NOTE 9 -- COMMON STOCK

     The following summarizes all shares of common stock reserved for issuance as of December 31, 1998:

                                                              NUMBER OF SHARES
                                                              ----------------
                                                               (IN THOUSANDS)
Issuable upon:
Exercise of stock options, including options available for
  grant.....................................................       24,160
Purchase under Employee Stock Purchase Plan.................          542
                                                                   ------
                                                                   24,702
                                                                   ======

     LSI's board of directors approved an action which authorizes management to acquire up to 5 million and 4 million shares of its own stock in the open market at current market prices in August 1997 and February 1996, respectively. Accordingly, LSI repurchased 445,000 and 2.4 million shares of its common stock from the open market for approximately $5.7 million and $60 million in 1998 and 1997, respectively. The transactions were recorded as reductions to common stock and additional paid-in capital. The authorization for stock repurchases was rescinded by LSI's board of directors in February of 1999.

     STOCK OPTION PLANS. LSI's 1982 Incentive Stock Option Plan ("1982 Option Plan") is administered by the Board of Directors. Terms of the 1982 Option Plan required that the exercise price of options be no less than the fair value at the date of grant and required that options be granted only to employees or consultants of LSI. Generally, options granted vest in annual increments of 25% per year commencing one year from the date of grant and have a term of ten years. During 1992, the 1982 Option Plan expired by its terms. Accordingly, no further options may be granted thereunder. Certain options previously granted under the 1982 Option Plan remained outstanding at December 31, 1998.

     The 1991 Equity Incentive Plan, as amended July 30,1997, enables LSI to grant stock options to its officers, employees or consultants. Stock options may be granted with an exercise price no less than the fair value of the stock on the date of grant. The term of each option is determined by the board of directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. A total of 25 million shares have been reserved for issuance under this plan, including 7 million shares approved by LSI's board of directors and stockholders in 1998.

     In May 1995, the stockholders approved the 1995 Director Option Plan ("Director Plan"), which replaced the 1986 Directors' Stock Option Plan, and reserved 500,000 shares for issuance thereunder. Terms of the Director Plan provide for an initial option grant to new directors and subsequent automatic option grants each year thereafter. The option grants generally have a ten year term and vest in equal increments over four years. The exercise price of options granted is the fair market value of the stock on the date of grant.

     In connection with the acquisition of Symbios (See Note 2 of Notes to LSI's Consolidated Financial Statements), each outstanding stock option under Symbios' Stock Option plan was converted to an option of LSI's common stock at a ratio of
1.0094. As a result, outstanding options to purchase 2,073,593 shares were assumed. No further options may be granted under the Symbios plan.

     In connection with the acquisition of Mint (See Note 8 of Notes to LSI's Consolidated Financial Statements), each outstanding stock option under Mint's Stock Option Plan ("Mint Plan") was converted to an option for LSI's common stock at a ratio of 0.6286. As a result, outstanding options to purchase 681,726 shares were assumed. No further options may be granted under the Mint Plan.

     At December 31, 1998 shares available for grant under all stock option plans were 4,428,000.

     The following table summarizes LSI's stock option share activity and related weighted average exercise price within each category for each of the years ended December 31, 1998, 1997 and 1996 (share amounts in thousands):

                                                  1998                1997                1996
                                            ----------------    ----------------    ----------------
                                            SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                            ------    ------    ------    ------    ------    ------
Options outstanding at January 1..........  13,725    $24.36    10,812    $20.77     9,065    $20.26
Options assumed...........................   2,074     13.83       682     16.71
Options canceled..........................  (2,156)   (26.51)   (1,120)   (26.66)   (4,402)   (34.46)
Options granted...........................   6,711     19.87     4,506     30.87     7,263     27.71
Options exercised.........................    (622)   (11.98)   (1,155)    (9.36)   (1,114)    (7.73)
                                            ------    ------    ------    ------    ------    ------
Options outstanding at December 31........  19,732    $21.89    13,725    $24.36    10,812    $20.77
                                            ======    ======    ======    ======    ======    ======
Options exercisable at December 31........   7,065    $20.38     4,249    $17.72     2,840    $11.29
                                            ======    ======    ======    ======    ======    ======

     On August 16, 1996 LSI canceled options to purchase 2,853,000 shares of common stock with exercise prices ranging from $32.13 to $58.13, previously granted to employees, excluding certain executive officers, and reissued all such options at an exercise price of $22.38, the fair market value of the stock on August 16, 1996. The reissued options have a ten year term and vest in equal increments over four years from the date of reissuance.

     Significant option groups outstanding at December 31, 1998 and related weighted average exercise price and contractual life information is as follows (share amounts in thousands):

                                                OUTSTANDING         EXERCISABLE        REMAINING
           OPTIONS WITH EXERCISE              ----------------    ----------------    ------------
            PRICES RANGING FROM:              SHARES    PRICE     SHARES    PRICE     LIFE (YEARS)
           ---------------------              ------    ------    ------    ------    ------------
$1.98 to $10.00.............................   1,605    $ 6.04    1,372     $ 5.65        4.91
$10.01 to $20.00............................   7,061     16.46    1,344      12.96        9.18
$20.01 to $30.00............................   7,274     23.90    2,972      23.78        7.85
$30.01 to $40.00............................   3,037     32.42    1,118      31.99        8.10
greater than $40.00.........................     755     44.58      259      47.79        6.94
                                              ------    ------    -----     ------
                                              19,732    $21.89    7,065     $20.38
                                              ======    ======    =====     ======

     All options were granted at an exercise price equal to the market value of LSI's common stock at the date of grant with the exception the options assumed as part of the purchase of Symbios on August 6, 1998 and Mint in July of 1997. See Notes 2 and 8 at pages F-11 and F-18, respectively, below. The weighted average estimated grant date fair value, as defined by SFAS No. 123, for options granted during 1998, 1997 and 1996 was $10.48, $14.94 and $16.86 per option, respectively. The estimated grant date fair value disclosed by LSI is calculated using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from LSI's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions are included in the estimated grant date fair value calculations for LSI's stock option awards:

                                                              1998    1997    1996
                                                              ----    ----    ----
Expected life (years).......................................  4.85    4.57    5.25
Risk-free interest rate.....................................  5.00%   5.99%   6.10%
Volatility..................................................    57%     56%     55%
Dividend yield..............................................     0%      0%      0%

     STOCK PURCHASE PLAN. Since 1983, LSI has offered an Employee Stock Purchase Plan ("Employee Plan") under which rights are granted to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Sales under the Employee Plan in 1998, 1997 and 1996 were 1,081,000, 666,000 and 666,000 shares of common stock at an average price of $13.83, $19.71 and $17.33 per share, respectively. During 1997, LSI's stockholders approved an amendment to LSI's Employee Plan to increase the number of shares reserved for issuance by 500,000 shares. Additionally in 1997, the stockholders approved an amendment to LSI's Employee Plan to increase the number of shares of common stock reserved for issuance pursuant to the Employee Plan on the first day of each fiscal year, beginning fiscal 1998 by 1.15% of the shares of LSI's common stock issued and outstanding on the last day of the immediately preceding fiscal year, less the number of shares available for future option grants under the Employee Plan on the last day of the preceding fiscal year. Shares available for future purchase under the Employee Plan were 542,000 at December 31, 1998.

     Compensation cost (included in pro forma net income and net income per share amounts) for the grant date fair value of the purchase rights granted under the Employee Plan was calculated using the

Black-Scholes model. The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under LSI's Employee Plan:

                                                              1998    1997    1996
                                                              ----    ----    ----
Expected life (years).......................................  1.25    1.25    1.25
Risk-free interest rate.....................................  4.42%   5.82%   5.70%
Volatility..................................................    59%     58%     54%
Dividend yield..............................................     0%      0%      0%

     The weighted average estimated grant date fair value, as defined by SFAS No. 123, of rights to purchase stock under the Employee Plan granted in 1998, 1997 and 1996 were $5.94, $12.99 and $10.84 per share, respectively.

     STOCK PURCHASE RIGHTS. In November 1988, LSI implemented a plan to protect stockholders' rights in the event of a proposed takeover of LSI. The plan was amended and restated in November 1998. Under the plan, each share of LSI's outstanding common stock carries one Preferred Share Purchase Right ("Right"). Each Right entitles the holder, under certain circumstances, to purchase one-thousandth of a share of Preferred Stock of LSI or its acquiror at a discounted price. The Rights are redeemable by LSI and will expire in 2008.

     PRO FORMA NET INCOME AND NET INCOME PER SHARE. Had LSI recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123, for awards granted under its stock option plans and stock purchase plan, LSI's net income and earnings per share would have been adjusted to the pro forma amounts below for the years ended December 31, 1998, 1997 and 1996.

                                                       1998           1997          1996
                                                    -----------    ----------    ----------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Pro forma net (loss)/income
  Basic...........................................   $(185,500)     $129,728      $128,069
  Diluted.........................................   $(185,500)     $131,007      $132,508
Pro forma net (loss)/income per share
  Basic...........................................   $   (1.32)     $   0.94      $   0.99
  Diluted.........................................   $   (1.32)     $   0.93      $   0.94

     The pro forma effect on net income and net income per share for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

NOTE 10 -- INCOME TAXES

     The provision for taxes consisted of the following:

                                                         1998       1997       1996
                                                       --------    -------    -------
                                                               (IN THOUSANDS)
CURRENT:
     Federal.........................................  $ 11,106    $12,626    $29,111
     State...........................................     2,560      4,172      6,969
     Foreign.........................................    22,075     43,106     19,398
                                                       --------    -------    -------
          Total......................................    35,741     59,904     55,478
                                                       --------    -------    -------
DEFERRED LIABILITY (BENEFIT):
     Federal.........................................   (10,416)     7,164     (2,437)
     State...........................................    (2,085)     1,575     (6,635)
     Foreign.........................................   (15,324)    (5,895)    11,026
                                                       --------    -------    -------
          Total......................................   (27,825)     2,844      1,954
                                                       --------    -------    -------
TOTAL................................................  $  7,916    $62,748    $57,432
                                                       ========    =======    =======

     The domestic and foreign components of income before income taxes and minority interest were as follows:

                                                      1998         1997        1996
                                                    ---------    --------    --------
                                                             (IN THOUSANDS)
Domestic..........................................  $ (31,000)   $ 65,250    $ 82,882
Foreign...........................................    (92,648)    158,913     122,233
                                                    ---------    --------    --------
Income before income taxes and minority
  interest........................................  $(123,648)   $224,163    $205,115
                                                    =========    ========    ========

     Undistributed earnings of LSI's foreign subsidiaries aggregate to approximately $283 million at December 31, 1998 and are indefinitely reinvested in foreign operations or will be remitted substantially free of additional tax. No material provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

     The deferred tax assets valuation allowance at December 31, 1998 is attributed to U.S. federal, state and foreign deferred tax assets which result primarily from restructuring and other one-time charges and LSI's acquisition of Symbios, Inc. and are deductible for tax purposes over a long period of time. Management believes that the realization of such deferred tax assets was not fully assured at December 31, 1998. Significant components of LSI's deferred tax assets and liabilities as of December 31, were as follows:

                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
DEFERRED TAX ASSETS:
  Net operating loss carryforwards..........................  $  8,873    $    656
  Tax credit carryovers.....................................     2,380       2,380
  Future deductions for purchased intangible assets.........    45,239          --
  Future deductions for reserves and other..................    89,483      45,745
                                                              --------    --------
          Total deferred tax assets.........................   145,975      48,781
Valuation allowance.........................................   (22,409)         --
                                                              --------    --------
Net deferred tax assets.....................................   123,566      48,781
Deferred tax liabilities -- depreciation and amortization...   (84,619)    (37,659)
                                                              --------    --------
Total net deferred tax assets...............................  $ 38,947    $ 11,122
                                                              ========    ========

     Differences between LSI's effective tax rate and the federal statutory rate were as follows:

                                          1998                  1997                  1996
                                          ----                  ----                  ----
                                                           (IN THOUSANDS)
Federal statutory rate............  $(43,276)   (35)%     $ 78,457     35%      $ 71,790     35%
State taxes, net of federal
  benefit.........................     2,049      2%         3,937      2%         6,517      3%
Difference between U.S. and
  foreign tax rates...............    21,970     17%       (22,453)   (10)%      (12,358)    (6)%
Nondeductible expenses............     6,200      5%         2,847      1%         4,693      2%
Foreign tax credits...............      (420)    --         (1,195)    (1)%      (11,260)    (5)%
Research and development tax
  credit..........................        (2)    --         (4,500)    (2)%       (4,243)    (2)%
Future benefit of deferred tax
  assets not recognized...........    22,409     18%            --     --         (3,400)    (2)%
Other.............................    (1,014)   (1)%         5,655      3%         5,693      3%
                                    --------    ---       --------    ---       --------     --
Effective tax rate................  $  7,916      6%      $ 62,748     28%      $ 57,432     28%
                                    ========    ===       ========    ===       ========     ==

     LSI paid $30 million, $31 million and $53 million for income taxes in 1998, 1997 and 1996, respectively.

     The IRS is currently auditing LSI's federal income tax returns for fiscal years 1991, 1992, 1993 and 1994. LSI received a notice of proposed tax deficiency for the years 1991 and 1992 and filed an appeal with the IRS on March 26, 1997 in response to that IRS notice. Management believes the ultimate outcome of the IRS audits will not have a material adverse impact on LSI's financial position or results of operations.

NOTE 11 -- SEGMENT REPORTING AND FOREIGN OPERATIONS

     In 1998, LSI adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." LSI concluded that it operates in two reportable segments: the Semiconductor segment and the Storage Systems segment. In the Semiconductor segment, LSI designs, develops, manufactures and markets integrated circuits, including ASICs, ASSPs and related products and services. Semiconductor design and service revenues include engineering design services, licensing of LSI's advanced design tools software, and technology transfer and support services. LSI's customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the Storage Systems segment, LSI designs, manufactures, markets and supports high performance data storage management and storage systems solutions, including a complete line of RAID storage systems, subsystems and related software. The Storage Systems segment did not meet the requirements for a reportable segment as defined in SFAS No. 131.

     LSI's significant operations outside the United States include manufacturing facilities, design centers and sales offices in Japan and Europe.

     Long-lived assets consist of net property and equipment, goodwill, capitalized software and other intangibles, and other long-term assets excluding long-term deferred tax assets.

     The following is a summary of operations by entities located within the indicated geographic areas for 1998, 1997 and 1996. United States revenues include export sales.

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
                                                             (IN THOUSANDS)
REVENUES:
  United States................................  $  931,067    $  617,352    $  661,829
  Japan........................................     261,705       366,508       264,316
  Europe.......................................     218,015       240,249       212,410
  Other foreign countries......................      79,914        66,166       100,139
                                                 ----------    ----------    ----------
          Total................................  $1,490,701    $1,290,275    $1,238,694
                                                 ----------    ----------    ----------
LONG-LIVED ASSETS:
  United States................................  $1,583,161    $  842,125    $  386,289
  Japan........................................     301,423       332,073       440,847
  Europe.......................................      24,286        23,454        13,935
  Other foreign countries......................      44,966        57,159        60,589
                                                 ----------    ----------    ----------
          Total................................  $1,953,836    $1,254,811    $  901,660
                                                 ==========    ==========    ==========

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     LSI leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire in 1999 through 2022. The facilities lease agreements typically provide for base rental rates which are increased at various times during the terms of the leases and for renewal options at the fair market rental value.

     In June 1995, LSI, through its Japanese subsidiary, entered into a master lease agreement and a master purchase agreement with a group of leasing companies ("Lessor") for up to 15 billion yen (US$129 million). Each Lease Supplement pursuant to the transaction will have a lease term of one year with four consecutive annual renewal options. LSI may, at the end of any lease term, return or purchase at a stated amount all the equipment. Upon return of the equipment, LSI must pay the Lessor a terminal adjustment amount. The Lessor also has entered into a remarketing agreement with a third party to remarket and sell any equipment returned pursuant to which the third party is obligated to reimburse LSI a guaranteed residual value. The lease line was fully utilized as of December 31, 1998. There were no significant gains or losses from these leasing transactions. Minimum rental payments under these operating leases, including option periods, are $23 million for 1999 and $16 million for 2000. The terminal adjustment, which LSI would be required to pay upon cancellation of all leases and return of the equipment, would be as follows: 1999 -- $42 million; 2000 -- $22 million; 2001 -- $2 million.

     Future minimum payments under other lease agreements are as follows:
1999 -- $28 million; 2000 -- $23 million; 2001 -- $19 million; 2002 -- $14 million; 2003 -- $8 million: 2004 and thereafter -- $21 million. Total rental expense, including month-to-month rentals, was $58 million, $58 million and $62 million in 1998, 1997 and 1996, respectively.

     During the third quarter of 1995, the remaining shares of LSI's Canadian subsidiary, LSI Logic Corporation of Canada, Inc. ("LSI Canada"), that were previously owned by other parties were acquired by another one of our subsidiary companies. At that time former shareholders of LSI Canada representing approximately 800,000 shares or about 3% (which is now approximately 620,000 shares) of the previously outstanding shares, exercised dissent an appraisal rights as provided by Canadian law. By so doing, these parties notified LSI Canada of their disagreement with the per share value in Canadian dollars ($4.00) that was paid to the other former shareholders. In order to resolve this matter, a petition was filed by LSI Canada in late 1995 in the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") and has been pending since that time. The trial of that case was to occur in late 1998. Prior to the scheduled commencement of the trial, some of the parties who represent approximately 410,000 shares retained a new attorney. Their new attorney is now attempting to set aside the action based on the petition filed by LSI Canada and commence a new action, which we understand will be based on a different legal theory. Until their request is heard and resolved by the Court, a new trial date for the pending matter is not expected to be set. They have also notified us that they intend to bring a new action alleging that other conduct by LSI was oppressive of the rights of minority shareholders in LSI Canada, for which they will seek damages. While we cannot give any assurances regarding the resolution of these matters, we believe that the final outcome will not have a material adverse effect on our consolidated results of operations or financial condition. Also, during 1998, a claim that was brought in 1994 by another former shareholder of LSI Canada against LSI in the Court of Chancery of the State of Delaware in and for the New Castle County was dismissed. That dismissal was upheld on appeal to the Delaware Supreme Court.

     We have learned that a lawsuit alleging patent infringement has been filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation, Limited Partnership against eighty-eight electronics industry companies, including us. Although we have learned that we are one of the named defendants, we have not yet been served with the complaint. We understand that the patents involved in this lawsuit generally relate to semiconductor manufacturing and computer imaging, including the use of bar coding for automatic identification of articles. While we cannot make any assurance regarding the eventual resolution of this matter, we do not believe it will have a material adverse effect on our consolidated results of operations or financial condition.

     LSI is a party to other litigation matters and claims which are normal in the course of its operations, and while the results of such litigations and claims cannot be predicted with certainty, LSI believes that the final outcome of such matters will not have a significantly adverse effect on LSI's consolidated financial position or results of operations.

NOTE 13 -- SUBSEQUENT EVENTS

     On February 22, 1999, LSI and SEEQ announced the agreement for LSI to acquire SEEQ pursuant to the merger agreement. The merger is expected to be accounted for as a pooling of interests. LSI anticipates completing the merger in the second quarter ending June 30, 1999. The acquisition is subject to customary closing conditions, including approval by SEEQ stockholders and is subject to regulatory review.

                INTERIM FINANCIAL INFORMATION OF LSI (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    QUARTER
                                                 ---------------------------------------------
                                                  FIRST       SECOND       THIRD       FOURTH
                                                 --------    --------    ---------    --------
YEAR ENDED DECEMBER 31, 1998
Revenues.......................................  $324,850    $330,101    $ 390,365    $445,385
Gross profit...................................   141,744     154,256      169,631     157,792
Net income/(loss)..............................    30,443      32,034     (205,122)     11,013
Basic net income/(loss) per share:.............  $   0.22    $   0.23    $   (1.46)   $   0.08
Diluted net income/(loss) per share:...........  $   0.22    $   0.23    $   (1.46)   $   0.08
YEAR ENDED DECEMBER 31, 1997
Revenues.......................................  $308,388    $332,004    $ 326,847    $323,036
Gross profit...................................   144,268     163,005      163,118     144,731
Income before cumulative effect of change in
  accounting principle.........................    38,407      45,799       44,318      32,164
Cumulative effect of change in accounting
  principle....................................        --          --           --      (1,440)
Net income.....................................    38,407      45,799       44,318      30,724
Basic earnings per share:
  Income before cumulative effect of change in
     accounting principle......................      0.30        0.32         0.31        0.23
  Cumulative effect of change in accounting
     principle.................................        --          --           --        (.01)
  Net income...................................      0.30        0.32         0.31        0.22
Diluted earnings per share:
  Income before cumulative effect of change in
     accounting principle......................      0.28        0.32         0.31        0.23
  Cumulative effect of change in accounting
     principle.................................        --          --           --        (.01)
  Net income...................................  $   0.28    $   0.32    $    0.31    $   0.22

     LSI reported a charge for restructuring of $75.4 million in the third quarter of 1998 and a charge for in-process technology of $145.5 million related to the acquisition of Symbios on August 6, 1998. See Note 2 and Note 3 to the Notes to LSI's Consolidated Financial Statements beginning on page F-11 of this proxy statement-prospectus.

                  CONSOLIDATED CONDENSED BALANCE SHEETS OF LSI
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                     ASSETS

                                                              MARCH 31,    DECEMBER 31,
                                                                 1999          1998
                                                              ----------   ------------
Cash and cash equivalents...................................  $  183,141    $  200,080
Short-term investments......................................      99,216        81,220
Accounts receivable, less allowance for doubtful accounts of
  $6,747 and $3,424.........................................     282,970       245,538
Inventories.................................................     171,850       178,107
Deferred tax assets.........................................      66,384        62,699
Prepaid expenses and other current assets...................      40,611        51,859
                                                              ----------    ----------
          Total current assets..............................     844,172       819,503
                                                              ----------    ----------
Property and equipment, net.................................   1,310,920     1,480,113
Goodwill and other intangibles..............................     321,563       332,779
Other assets................................................     171,085       167,602
                                                              ----------    ----------
          Total assets......................................  $2,647,740    $2,799,997
                                                              ==========    ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $  178,779    $  193,216
Accrued salaries, wages and benefits........................      54,887        47,350
Other accrued liabilities...................................      94,958       108,049
Income taxes payable........................................      31,691        57,989
Current portion of long-term obligations....................      40,624       186,240
                                                              ----------    ----------
          Total current liabilities.........................     400,939       592,844
                                                              ----------    ----------
Long-term obligations and deferred income taxes.............     815,780       691,780
Minority interest in subsidiaries...........................       5,211         5,238
Commitments and contingencies...............................          --            --
Stockholders' equity:
  Preferred shares; $.01 par value; 2,000 shares
     authorized.............................................          --            --
  Common stock; $.01 par value; 450,000 shares authorized;
     141,852 and 141,419 shares outstanding.................       1,419         1,414
Additional paid-in capital..................................   1,014,384     1,009,294
Retained earnings...........................................     393,088       479,990
Accumulated other comprehensive income......................      16,919        19,437
                                                              ----------    ----------
          Total stockholders' equity........................   1,425,810     1,510,135
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $2,647,740    $2,799,997
                                                              ==========    ==========

   See accompanying notes to LSI's unaudited consolidated condensed financial statements.

             CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS OF LSI
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Revenues....................................................  $456,837    $324,850
                                                              --------    --------
Costs and expenses:
  Cost of revenues..........................................   297,066     183,106
  Research and development..................................    75,423      63,842
  Selling, general and administrative.......................    60,315      43,752
  Restructuring of operations and other non-recurring
     charges................................................    (2,533)         --
  Amortization of intangibles...............................    11,207       1,386
                                                              --------    --------
          Total costs and expenses..........................   441,478     292,086
                                                              --------    --------
Income from operations......................................    15,359      32,764
Interest expense............................................   (10,485)         --
Interest income and other...................................     1,628       7,846
                                                              --------    --------
Income before income taxes and cumulative effect of change
  in accounting principle...................................     6,502      40,610
Provision for income taxes..................................     1,630      10,167
                                                              --------    --------
Income before cumulative effect of change in accounting
  principle.................................................     4,872      30,443
Cumulative effect of change in accounting principle.........   (91,774)         --
                                                              --------    --------
Net (loss)/income...........................................  $(86,902)   $ 30,443
                                                              ========    ========
Basic earnings per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $   0.03    $   0.22
  Cumulative effect of change in accounting principle.......     (0.64)         --
                                                              --------    --------
  Net (loss)/income.........................................  $  (0.61)   $   0.22
                                                              ========    ========
Diluted earnings per share:
  Income before cumulative effect of change in accounting
     principle..............................................  $   0.03    $   0.22
  Cumulative effect of change in accounting principle.......     (0.63)         --
                                                              --------    --------
  Net(loss)/income..........................................  $  (0.60)   $   0.22
                                                              ========    ========
Shares used in computing per share amounts:
  Basic.....................................................   141,674     140,242
                                                              ========    ========
  Diluted...................................................   144,151     141,590
                                                              ========    ========

   See accompanying notes to LSI's unaudited consolidated condensed financial statements.

             CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS OF LSI
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
Operating activities:
Net (loss)/income...........................................  $ (86,902)   $  30,443
Adjustments:
  Depreciation and amortization.............................     93,783       45,272
  Minority interest in net income of subsidiaries...........         18           58
  Write-off of unamortized preproduction costs..............     97,356           --
  Non-cash restructuring and other non-recurring charges....     (2,533)          --
  Changes in:
     Accounts receivable....................................    (37,924)     (17,635)
     Inventories............................................      6,092        2,257
     Prepaid expenses and other assets......................      9,719       (2,306)
     Accounts payable.......................................    (14,176)      (9,108)
     Accrued and other liabilities..........................    (29,342)     (19,024)
                                                              ---------    ---------
Net cash provided by operating activities...................     36,091       29,957
                                                              ---------    ---------
Investing activities:
  Purchases of debt and equity securities
     available-for-sale.....................................    (82,616)    (140,586)
  Maturities and sales of debt and equity securities
     available-for-sale.....................................     64,620      197,995
  Purchase of non-marketable equity securities..............         --       (2,866)
  Purchases of property and equipment, net of retirements...     (9,536)     (60,758)
                                                              ---------    ---------
Net cash used for investing activities......................    (27,532)      (6,215)
                                                              ---------    ---------
Financing activities:
  Proceeds from borrowings..................................    345,000           --
  Repayment of debt obligations.............................   (365,584)         (48)
  Debt issuance costs.......................................     (9,488)          --
  Issuance of common stock, net.............................      5,095        1,106
                                                              ---------    ---------
Net cash (used for)/provided by financing activities........    (24,977)       1,058
                                                              ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (521)        (441)
                                                              ---------    ---------
(Decrease)/increase in cash and cash equivalents............    (16,939)      24,359
Cash and cash equivalents at beginning of period............    200,080      104,571
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $ 183,141    $ 128,930
                                                              =========    =========

   See accompanying notes to LSI's unaudited consolidated condensed financial statements.

          NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS OF LSI
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     In the opinion of LSI, the accompanying unaudited consolidated condensed financial statements contain all adjustments (consisting only of normal recurring adjustments except as noted below for unamortized preproduction and the reversal of a portion of the restructuring reserves as discussed in Note 3) necessary to present fairly the financial information included therein. While LSI believes that the disclosures are adequate to make the information not misleading, it is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in this proxy statement-prospectus for the year ended December 31, 1998.

     In April 1998, the Accounting Standards Executive Committee ("AcSEC") released Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities." The SOP is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. Accordingly, LSI has expensed the unamortized preproduction balance of $91.8 million associated with the Gresham manufacturing facility, net of tax, on January 1, 1999 and has presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5.

     For financial reporting purposes, LSI reports on a 13 or 14 week quarter with a year ending December 31. For presentation purposes, the consolidated condensed financial statements refer to the quarter's calendar month end for convenience. The results of operations for the quarter ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Certain items previously reported in specific financial statement captions have been reclassified to conform with the presentation of the first quarter of 1999.

     LSI had no customers with revenues greater than or equal to 10% of total consolidated revenues for the first quarter of 1999.

     This proxy statement-prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including the risk factors set forth in LSI's Annual Report on Form 10-K/A for the year ended December 31, 1998 as well as other periodic reports both previously and hereafter filed by LSI with the Securities Exchange Commission. Statements made herein are as of the date of the filing of this proxy statement-prospectus with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. LSI expressly disclaims any obligation to update information presented herein, except as may otherwise be required by law.

NOTE 2 -- RESTRUCTURING

     RESTRUCTURING RESERVE REVERSALS IN 1999:

     During the first quarter of 1999, LSI determined that $2.5 million of the restructuring reserve established in the third quarter of 1998 would not be utilized as a result of the completion of activities in the U.S., Europe and Japan, including the trade-in of certain software at a gain which was previously written down. Accordingly, the restructuring reserve reversal was included in the determination of income

                                  (UNAUDITED)

from operations for the three month period ended March 31, 1999. LSI expects that the remaining reserve balance of $11.9 million will be fully utilized by the end of the third quarter of 1999.

     DESCRIPTION OF 1998 RESTRUCTURING:

     As a result of identifying opportunities to streamline operations and maximize the integration of Symbios Inc. ("Symbios") acquired on August 6, 1998 (see Note 3 to LSI's Unaudited Consolidated Condensed Financial Statements) into LSI's operations, LSI's management, with the approval of the Board of Directors, committed itself to a restructuring plan and recorded a $75.4 million restructuring charge in the third quarter of 1998. The action undertaken included a worldwide realignment of manufacturing capacity, the consolidation of certain design centers and administrative offices, and a streamlining of LSI's overhead structure to reduce operating expenses. The restructuring charge excludes any integration costs relating to Symbios. As discussed in Note 3 to LSI's Unaudited Consolidated Condensed Financial Statements, integration costs relating to Symbios were accrued as a liability assumed in the purchase in accordance with Emerging Issue Task Force ("EITF") No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

     Restructuring costs include $37.2 million related primarily to fixed assets impaired as a result of the decision to close a manufacturing facility in Tsukuba, Japan by the third quarter of 1999; $4.7 million for termination of leases and maintenance contracts primarily in the U.S. and Europe; $1.7 million for non-cancelable purchase commitments primarily in Europe; $13.1 million in fixed asset and other asset write-downs primarily in the U.S., Japan and Europe; approximately $2.4 million in other exit costs, which result principally from the consolidation and closure of certain design centers, sales facilities and administrative offices primarily in the U.S. and Europe; and work force reduction costs of $16.3 million.

     Other exit costs include $0.9 million related to payments made for early lease contract terminations and the write-down of surplus assets to their estimated realizable value; $0.7 million for the write-off of excess licenses for closed locations in Europe and $0.8 million of other exit costs associated with the consolidation of design centers worldwide.

     The workforce reduction costs primarily include severance costs related to involuntary termination of employment for approximately 900 employees from manufacturing in Japan, and engineering, sales, marketing and finance personnel located in the U.S., Japan and Europe. The fair value of assets determined to be impaired in accordance with the guidance for assets to be held and used in Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," were the result of independent appraisals and use of management estimates. Severance costs and other above noted exit costs were determined in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The restructuring actions, as outlined by the plan, are intended to be executed to completion by September 30, 1999, one year from the date the reserve was taken.

                                  (UNAUDITED)

     The following table sets forth LSI's 1998 restructuring reserves as of December 31, 1998 and activity against the reserve for the three month period ended March 31, 1999:

                                        SEPTEMBER 30, 1998                                                   RESERVE/
                                          RESTRUCTURING                 TRANSLATION   BALANCE               TRANSLATION   BALANCE
                                             EXPENSE         UTILIZED   ADJUSTMENT    12/31/98   UTILIZED   ADJUSTMENT    3/31/99
                                        ------------------   --------   -----------   --------   --------   -----------   -------
Write-down of manufacturing
  facility(d).........................       $37,200         $(35,700)    $   --      $ 1,500    $    --      $(1,100)    $   400
Other fixed asset related
  charges(d)..........................        13,100          (13,100)        --           --         --           --          --
Payments to employees for
  severance(b)........................        16,300           (4,700)        --       11,600     (6,140)        (820)      4,640
Lease terminations and maintenance
  contracts(c)........................         4,700             (100)        --        4,600       (550)         (83)      3,967
Noncancelable purchase
  commitments(c)......................         1,700             (100)        --        1,600        (80)          --       1,520
Other exit costs(a,d).................         2,400           (1,200)        --        1,200       (326)        (530)        344
Cumulative currency translation
  adjustment..........................            --               --      1,512        1,512         --         (500)      1,012
                                             -------         --------     ------      -------    -------      -------     -------
        Total.........................       $75,400         $(54,900)    $1,512      $22,012    $(7,096)     $(3,033)    $11,883
                                             =======         ========     ======      =======    =======      =======     =======

---------------
(a) Amounts utilized represent non-cash charges.

(b) Amounts utilized represent cash payments related to the severance of approximately 510 employees (220 in Q1 of 1999).

(c) Amounts utilized represent cash charges.

(d) Amounts utilized in 1998 reflect a write-down of fixed assets due to impairment. The amounts were accounted for as a reduction of the assets and did not result in a liability.

NOTE 3 -- INTEGRATION OF SYMBIOS

     On August 6, 1998, LSI completed the acquisition of all of the outstanding capital stock of Symbios from Hyundai Electronics America ("HEA"). HEA is a majority-owned subsidiary of Hyundai Electronics Industries Co., Ltd. ("HEI"), a Korean corporation. The transaction was accounted for as a purchase, and accordingly, the results of operations of Symbios and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of August 6, 1998, the effective date of the purchase, through the end of the period. There are no significant differences between the accounting policies of the Company and Symbios. The allocation of the purchase price was disclosed in the Report on Form 10K/A previously filed with the Securities and Exchange Commission.

     LSI has taken certain actions to combine the Symbios operations with those of LSI Logic and, in certain instances, to consolidate duplicative operations. Adjustments to accrued integration costs related to Symbios were recorded as an adjustment to the fair value of net assets in the purchase price allocation. LSI finalized the integration plan as of December 31, 1998. Accrued integration charges included $4 million related to involuntary separation and relocation benefits for approximately 300 Symbios employees and $1.4 million in other exit costs primarily relating to the closing of Symbios sales offices and the termination of certain contractual relationships. The Symbios integration related accruals were based upon management's current estimate of integration costs and are in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

                                  (UNAUDITED)

     The following table sets forth LSI's Symbios integration reserve as of December 31, 1998 and activity against the reserve for the three month period ended March 31, 1999:

                                            AUGUST 6, 1998              DECEMBER 31,              MARCH 31,
                                            INTEGRATION OF                  1998                    1999
                                               SYMBIOS       UTILIZED     BALANCE      UTILIZED    BALANCE
                                            --------------   --------   ------------   --------   ---------
                                                                    (IN THOUSANDS)
Payments to employees for severance and
  relocation(a)...........................      $4,000       $(1,640)      $2,360      $(1,190)    $1,170
Other exit costs(a).......................       1,437          (435)       1,002          (22)       980
                                                ------       -------       ------      -------     ------
          Total...........................      $5,437       $(2,075)      $3,362      $(1,212)    $2,150
                                                ======       =======       ======      =======     ======

---------------
(a) The amount utilized represents cash payments related to the severance and relocation of approximately 132 employees.

     LSI expects to complete the activities underlying the integration plan by June 1999.

NOTE 4 -- DEBT

     During March of 1999, LSI issued $345 million of 4 1/4% Convertible Subordinated Notes (the "Convertible Notes") due in 2004. The Convertible Notes are subordinated to all existing and future senior debt, are convertible 60 days following issuance into shares of LSI's common stock at a conversion price of $31.353 per share and are redeemable at the option of LSI, in whole or in part, at any time on or after March 20, 2002. Each holder of the Convertible Notes has the right to cause LSI to repurchase all of such holder's Convertible Notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. LSI paid approximately $9.5 million for debt issuance costs related to the Convertible Notes. The debt issuance costs are being amortized using the interest method. The net proceeds of the Convertible Notes were used to repay borrowings under LSI's 364 day facility and the Revolver as described below.

     On August 5, 1998, LSI entered into a credit agreement with ABN AMRO Bank N.V. ("ABN AMRO"). The credit agreement was restated and superseded by the Amended and Restated Credit Agreement dated as of September 22, 1998 by and among LSI, LSI Logic Japan Semiconductor, Inc., a wholly owned subsidiary of LSI ("JSI"), ABN AMRO and thereafter syndicated to a group of lenders determined by ABN AMRO and LSI. The credit agreement consists of two credit facilities: a $575 million senior unsecured reducing revolving credit facility ("Revolver"), and a $150 million senior unsecured revolving credit facility ("364 day Facility").

     On August 5, 1998, LSI borrowed $150 million under the 364 day Facility and $485 million under the Revolver. On December 22, 1998, LSI borrowed an additional $30 million under the Revolver. The credit facilities allow for borrowings at adjustable rates of LIBOR/TIBOR with a 1.25% spread. Interest payments are due quarterly. The 364 day Facility expires on August 3, 1999 at which time borrowings outstanding are payable in full. The Revolver is for a term of four years with the principal reduced quarterly beginning on December 31, 1999. The Revolver includes a term loan sub-facility in the amount of 8.6 billion yen made available to JSI over the same term. The yen term loan sub-facility is for a period of four years with no required payments until it expires on August 5, 2002. Pursuant to the restated credit agreement, on August 30, 1998, JSI repaid its existing 11.4 billion yen (US$79.2 million) credit facility and borrowed 8.6 billion yen (US$73.4 million at March 31, 1999) bearing interest at adjustable rates. In March of 1999, LSI repaid the full $150 million outstanding under the 364 day Facility and $185.5 million outstanding under the Revolver primarily using the proceeds from the Convertible Notes. Borrowings outstanding under the Revolver including the yen sub-facility were $372.9 million as of March 31, 1999. As of March 31, 1999, the interest rate for the Revolver and the yen sub-facility were 6.22% and 1.99%,

                                  (UNAUDITED)

respectively. JSI also had borrowings outstanding of approximately 85 million yen (US$0.7 million) at March 31, 1999. LSI paid approximately $3.8 million in debt issuance costs related to the credit facility.

     In accordance with the terms of its existing credit agreement, LSI must comply with certain financial covenants related to profitability, tangible net worth, liquidity, senior debt leverage, debt service coverage and subordinated indebtedness. As of March 31, 1999, LSI was in compliance with these covenants.

NOTE 5 -- DERIVATIVE FINANCIAL INSTRUMENTS

     LSI has foreign subsidiaries which operate and sell LSI's products in various global markets. As a result, LSI is exposed to changes in foreign currency exchange rates and interest rates. LSI utilizes various hedge instruments, primarily forward contract, currency swap, interest rate swap and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. LSI does not hold derivative financial instruments for speculative or trading purposes. As of March 31, 1999 and December 31, 1998, there were no interest rate swap or currency swap contracts outstanding.

     LSI enters into forward contracts, currency swaps and currency option contracts to hedge firm commitments, intercompany transactions and third party exposures. The forward and currency swap contracts are held to hedge firm intercompany asset and liability positions denominated in non-functional currencies. The following table summarizes by major currency the forward exchange contracts outstanding (in thousands) as of March 31, 1999. The buy amounts represents the U.S. dollar equivalent of commitments to purchase foreign currencies, and the sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign currency amounts are translated at rates current at March 31, 1999.

                                                 MARCH 31,   DECEMBER 31,
                                                   1999          1998
                                                 ---------   ------------
Buy/(Sell):
Japanese Yen...................................   $18,960        $--
U.S. Dollar....................................    (1,560)        --

     These forward contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. They are recorded as other gains or losses when a hedged transaction is no longer expected to occur. Deferred foreign gains and losses were not significant at March 31, 1999 and December 31, 1998. Foreign currency transaction gains and losses included in interest income and other were insignificant for the three months ended March 31, 1999 and 1998.

     At March 31, 1999, total outstanding purchased currency option contracts were $66.7 million. These contracts expire in June 1999. The currency options were treated as hedges of third-party yen revenue exposures. The realized and unrealized gains and option premiums are deferred until the exposure underlying the option is recorded. The deferred premiums on all outstanding options were $3.0 million as of March 31, 1999 and included in other current assets.

     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon adoption of SFAS No. 133, LSI will be required to adjust hedging instruments to fair value in the balance sheet, and recognize the offsetting gain or loss as transition

                                  (UNAUDITED)

adjustments to be reported in net income or other comprehensive income, as appropriate, and presented in a manner similar to the cumulative effect of a change in accounting principle. The impact of the adoption of SFAS No. 133 as of the effective date cannot be reasonably estimated at this time.

NOTE 6 -- CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents and short-term investments at March 31, 1999, consisted primarily of U.S. and foreign corporate debt securities, commercial paper, auction rate preferred stock, U.S. and foreign government and agency securities, overnight deposits and time deposits. Cash equivalents and short-term investments held at March 31, 1999 and at December 31, 1998 approximate fair market value and it is LSI's intention to hold these investments for one year or less. As of March 31, 1999, contractual maturities of available-for-sale securities were $99.2 million maturing within one year. LSI currently does not actively trade securities. Realized gains and losses are based on book value of specific securities sold and were not significant during the quarters ended March 31, 1999 and 1998.

NOTE 7 -- RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations as required by SFAS No. 128, "Earnings Per Share ("EPS")."

                                                             THREE MONTHS ENDED MARCH 31,
                                            --------------------------------------------------------------
                                                         1999                            1998
                                            ------------------------------   -----------------------------
                                                                 PER-SHARE                       PER-SHARE
                                            INCOME*    SHARES+    AMOUNT     INCOME*   SHARES+    AMOUNT
                                            --------   -------   ---------   -------   -------   ---------
Basic EPS:
  Net income before cumulative effect of
    change in accounting principle........  $  4,872   141,674    $ 0.03     $30,443   140,242     $0.22
                                                                  ------                           -----
  Cumulative effect of change in
    accounting principle..................   (91,774)  141,674     (0.64)         --        --        --
                                                                  ------
  Net (loss)/income available to common
    stockholders..........................   (86,902)  141,674     (0.61)     30,443   140,242      0.22
                                                                  ------                           -----
  Effect of dilutive securities:
    Stock options.........................               2,477                           1,348
Diluted EPS:
Net income before cumulative effect of
  change in accounting principle..........     4,872   144,151      0.03      30,443   141,590      0.22
                                                                  ------                           -----
  Cumulative effect of change in
    accounting principle..................   (91,774)  144,151     (0.63)         --        --        --
                                                                  ------
  Net (loss)/income available to common
    stockholders..........................  $(86,902)  144,151    $(0.60)    $30,443   141,590     $0.22
                                                                  ------                           -----

---------------
* Numerator -- + Denominator

     Options to purchase approximately 7,689,920 and 6,865,866 shares were outstanding at March 31, 1999 and 1998, respectively, but were not included in the calculation because the exercise prices were greater than the average market price of common shares in each respective quarter. The exercise price ranges of these options were $25.00 to $41.88 and $25.31 to $58.13 at March 31, 1999 and 1998, respectively. For the three months ended March 31, 1999, common equivalent shares of 1,264,797 and interest expense of $305,469, net of taxes associated with the Convertible Notes (see Note 4 at page F-15 above) were excluded from the computation of diluted earnings per share as a result of their antidilutive effect on earnings per share.

                                  (UNAUDITED)

NOTE 8 -- BALANCE SHEET (IN THOUSANDS):

                                               MARCH 31,    DECEMBER 31,
                                                 1999           1998
                                               ---------    ------------
Inventories:
  Raw materials..............................  $ 32,337       $ 32,347
  Work-in-process............................    79,808         51,856
  Finished Goods.............................    59,705         93,904
                                               --------       --------
          Total..............................  $171,850       $178,107
                                               ========       ========

     LSI had $97.4 million of unamortized preproduction engineering costs at December 31, 1998 associated with the construction of a new manufacturing facility in Gresham, Oregon. In April 1998, the AcSEC released SOP No. 98-5, "Reporting on the Costs of Start-up Activities." The new SOP is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. Accordingly, LSI has expensed the unamortized preproduction balance of $91.8 million, net of tax, on January 1, 1999 and has presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5.

NOTE 9 -- COMPREHENSIVE INCOME

     The primary difference between net income and comprehensive income, for LSI, is due to foreign currency translation adjustments. Comprehensive income for the current reporting and comparable period in the prior year is as follows:

                                                  THREE MONTHS ENDED
                                                       MARCH 31,
                                                  -------------------
                                                    1999       1998
                                                  --------    -------
                                                    (IN THOUSANDS)
Comprehensive (loss)/income.....................  $(88,564)   $31,088
                                                  ========    =======

NOTE 10 -- SEGMENT REPORTING

     LSI operates in two reportable segments: the Semiconductor segment and the Storage Systems segment. In the Semiconductor segment, LSI designs, develops, manufactures and markets integrated circuits, including application-specific integrated circuits ("ASICs"), application-specific standard products ("ASSPs") and related products and services. Semiconductor design and service revenues include engineering design services, licensing of LSI Logic's advanced design tools software, and technology transfer and support services. LSI's customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the Storage Systems segment, LSI designs, manufactures, markets and supports high performance data storage management and storage systems solutions and a complete line of Redundant Array of Independent Disks ("RAID") storage systems, subsystems and related software.

     The following is a summary of operations by segment for the three month period ended March 31, 1999.

                                                                    THREE MONTHS ENDED
                                                                      MARCH 31, 1999
                                                       --------------------------------------------
                                                       SEMICONDUCTOR    STORAGE SYSTEMS     TOTAL
                                                       -------------    ---------------    --------
                                                                      (IN THOUSANDS)
Revenue..............................................    $389,327           $67,510        $456,837
Income from operations...............................    $  8,879           $ 6,480        $ 15,359

                                  (UNAUDITED)

     The Storage Systems segment was added in August 1998 with the purchase of Symbios, and therefore revenue and income from operations are not available for the three months ended March 31, 1998. Intersegment revenues for the three month period ended March 31, 1999 were not significant.

     The following is a summary of total assets by segment for the periods ending March 31, 1999 and December 31, 1998:

                                           MARCH 31,     DECEMBER 31,
                                              1999           1998
                                           ----------    ------------
                                                 (IN THOUSANDS)
Assets by segment:
  Semiconductor..........................  $2,527,835     $2,676,487
  Storage Systems........................     119,905        123,510
                                           ----------     ----------
          Total assets...................  $2,647,740     $2,799,997
                                           ==========     ==========

     The Storage Systems segment did not meet the requirement for a reportable segment as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, however, for purposes of comparability, total assets by segment as of December 31, 1998 were included in the table.

NOTE 11 -- SEEQ TECHNOLOGY, INC.

     On February 22, 1999, LSI Logic and SEEQ Technology, Inc. ("SEEQ") announced an agreement for the Company to acquire SEEQ in a transaction where SEEQ shareholders will receive LSI Logic common stock based upon an exchange ratio of 0.1095 subject to certain adjustments. The transaction is expected to be accounted for as a pooling of interests. LSI Logic anticipates completing the acquisition in its second quarter ending June 30, 1999. The acquisition is subject to customary closing conditions, including approval by SEEQ shareholders and is subject to regulatory review.

NOTE 12 -- LEGAL MATTERS

     A discussion of certain pending legal proceedings is included in Item 3 of LSI's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998. The information provided therein remains unchanged. LSI continues to believe that the final outcome of such matters discussed will not have a material adverse effect on LSI's consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without LSI's becoming obligated to make payments or to pay other costs to the opposing parties, with the potential, particularly if viewed on a quarterly basis, for having an adverse effect on LSI's financial position or its results of operations.

     Certain additional claims and litigation against LSI have also arisen in the normal course of business. LSI believes that it is unlikely that the outcome of these claims and lawsuits will have a materially adverse effect on LSI's consolidated financial position or results of operations.

                       INDEX TO SEEQ FINANCIAL STATEMENTS


Report of Independent Accountants...........................       F-40
Balance Sheets of SEEQ at September 30, 1998 and 1997.......       F-41
Statements of Operations of SEEQ for the Years Ended
  September 30, 1998, 1997 and 1996.........................       F-42
Statements of Stockholders' Equity of SEEQ for the Years
  Ended September 30, 1998, 1997 and 1996...................       F-43
Statements of Cash Flows of SEEQ for the Years Ended
  September 30, 1998, 1997, and 1996........................       F-44
Notes to Financial Statements of SEEQ.......................       F-45
Selected Financial Data of SEEQ.............................       F-54
Condensed Balance Sheets of SEEQ at December 31, 1998 and
  September 30, 1998 (Unaudited)............................       F-56
Condensed Statements of Operations of SEEQ for the Three
  Months Ended December 31, 1998 and 1997 (Unaudited).......       F-57
Condensed Statements of Cash Flows of SEEQ for the Three
  Months Ended December 31, 1998 and 1997 (Unaudited).......       F-58
Notes to Condensed Financial Statements of SEEQ
  (Unaudited)...............................................       F-59
Condensed Balance Sheets of SEEQ at March 31, 1999 and
  September 30, 1998 (Unaudited)............................       F-61
Condensed Statements of Operations of SEEQ for the Three and
  Six Month Periods Ended March 31, 1999 and 1998
  (Unaudited)...............................................       F-62
Condensed Statements of Cash Flows of SEEQ for the Six
  Months Ended March 31, 1999 and 1998 (Unaudited)..........       F-63
Notes to Condensed Financial Statements of SEEQ
  (Unaudited)...............................................       F-64

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of SEEQ Technology Incorporated

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of SEEQ Technology Incorporated at September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
October 16, 1998

                             BALANCE SHEETS OF SEEQ

                                     ASSETS

                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1997
                                                              -------------    -------------
                                                                    (THOUSANDS, EXCEPT
                                                                      SHARE AMOUNTS)
Current assets:
  Cash and cash equivalents.................................   $   10,172        $   6,937
  Accounts receivable, less allowances for sales returns and
     doubtful accounts of $525 and $245.....................        5,971            7,284
  Inventories...............................................        4,080            3,176
  Deferred tax asset........................................           --            1,950
  Other current assets......................................          426              332
                                                               ----------        ---------
          Total current assets..............................       20,649           19,679
                                                               ----------        ---------
Property and equipment:
  Machinery and equipment...................................       10,976            8,265
  Furniture and fixtures....................................        5,193            3,931
  Leasehold improvements....................................          412              403
                                                               ----------        ---------
                                                                   16,581           12,599
Accumulated depreciation and amortization...................      (10,021)          (8,215)
                                                               ----------        ---------
                                                                    6,560            4,384
Other assets................................................        1,540            2,977
                                                               ----------        ---------
                                                               $   28,749        $  27,040
                                                               ==========        =========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $    3,315        $   1,582
  Accrued salaries, wages and employee benefits.............          732              698
  Other accrued liabilities.................................        2,489              997
  Deferred income on sales to distributors..................          543              146
  Current portion of capitalized lease obligations..........        1,644            1,091
                                                               ----------        ---------
          Total current liabilities.........................        8,723            4,514
                                                               ----------        ---------
Long-term liabilities.......................................        4,448            3,308
                                                               ----------        ---------
Commitments and contingencies (see Notes 7 and 9.)
Stockholders' equity:
  Common stock to be issued for litigation settlement.......        1,406               --
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized, no shares outstanding......................           --               --
  Common stock, $0.01 par value; 40,000,000 shares
     authorized, 30,726,900 and 30,427,700 shares
     outstanding............................................          307              304
  Additional paid-in capital................................      124,221          123,760
  Accumulated deficit.......................................     (110,356)        (104,846)
                                                               ----------        ---------
          Total stockholders' equity........................       15,578           19,218
                                                               ----------        ---------
                                                               $   28,749        $  27,040
                                                               ==========        =========

             See accompanying notes to SEEQ's financial statements.

                        STATEMENTS OF OPERATIONS OF SEEQ

                                                                     YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------------
                                                                 1998          1997          1996
                                                              ----------    ----------    ----------
                                                              (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues....................................................   $28,109       $31,423       $31,338
Costs and expenses:
Cost of revenues............................................    17,290        19,498        20,680
Research and development....................................     4,587         3,446         3,303
Marketing, general and administrative.......................     6,884         5,397         4,579
                                                               -------       -------       -------
                                                                28,761        28,341        28,562
                                                               -------       -------       -------
Income (loss) from operations...............................      (652)        3,082         2,776
Interest expense............................................      (375)         (357)         (240)
Interest and other income, net..............................       614           382           403
Settlement costs............................................    (3,156)         (300)           --
                                                               -------       -------       -------
Income (loss) before provision for income taxes.............    (3,569)        2,807         2,939
Income tax (provision) benefit..............................    (1,941)        1,880           (88)
                                                               -------       -------       -------
Net income (loss)...........................................   $(5,510)      $ 4,687       $ 2,851
                                                               =======       =======       =======
Net income (loss) per share:
  Basic.....................................................   $ (0.18)      $  0.15       $  0.09
  Diluted...................................................   $ (0.18)         0.15          0.09
Shares used in per share calculations:
  Basic.....................................................    30,635        30,305        30,070
  Diluted...................................................    30,635        32,180        32,148
                                                               =======       =======       =======

             See accompanying notes to SEEQ's financial statements.

                   STATEMENTS OF STOCKHOLDERS' EQUITY OF SEEQ
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                                    COMMON STOCK
                                    COMMON STOCK     ADDITIONAL   TO BE ISSUED FOR
                                   ---------------    PAID-IN        LITIGATION      ACCUMULATED
         (IN THOUSANDS)            SHARES   AMOUNT    CAPITAL        SETTLEMENT        DEFICIT       TOTAL
         --------------            ------   ------   ----------   ----------------   -----------    -------
Balance at September 30, 1995....  29,770    $298     $122,854         $   --         $(112,384)    $10,768
Issuance to employees under
  employee stock plans...........     339       3          475             --                --         478
Exercise of warrants.............     136       1           95             --                --          96
Net income.......................      --      --           --             --             2,851       2,851
                                   ------    ----     --------         ------         ---------     -------
Balance at September 30, 1996....  30,245     302      123,424             --          (109,533)     14,193
Issuance to employees under
  employee stock plans...........     183       2          336             --                --         338
Net income.......................                                          --             4,687       4,687
                                   ------    ----     --------         ------         ---------     -------
Balance at September 30, 1997....  30,428     304      123,760             --          (104,846)     19,218
Issuance to employees under
  employee stock plans...........     299       3          461             --                --         464
Common stock to be issued for
  litigation settlement..........      --      --           --          1,406                --       1,406
Net loss.........................      --      --           --             --            (5,510)     (5,510)
                                   ------    ----     --------         ------         ---------     -------
Balance at September 30, 1998....  30,727    $307     $124,221         $1,406         $(110,356)    $15,578
                                   ======    ====     ========         ======         =========     =======

             See accompanying notes to SEEQ's financial statements.

                        STATEMENTS OF CASH FLOWS OF SEEQ

                                                                     YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------------
                                                                 1998          1997          1996
                                                              ----------    ----------    ----------
                                                              (INCREASE/(DECREASE) IN CASH AND CASH
                                                                    EQUIVALENTS, IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................   $(5,510)      $ 4,687       $ 2,851
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
Depreciation and amortization...............................     2,123         1,808         1,173
Common stock to be issued for litigation settlement.........     1,406            --            --
(Gain) on disposal of equipment.............................        --           (62)          (10)
(Benefit) provision for deferred taxes......................     1,950        (1,950)           --
Changes in assets and liabilities:
  Accounts receivable.......................................     1,313           951        (4,335)
  Inventories...............................................      (904)        2,176        (3,122)
  Other current assets......................................       (94)           36          (156)
  Other assets..............................................      (175)         (446)       (1,068)
  Accounts payable..........................................     1,733        (4,689)        4,333
  Accrued salaries, wages and employee benefits.............        34           112           119
  Other accrued liabilities and deferred income on sales to
     distributors...........................................     1,889           119            74
  Long term obligations.....................................      (180)         (150)         (126)
                                                               -------       -------       -------
Net cash provided by (used in) operating activities.........     3,586         2,592          (267)
                                                               -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................      (757)         (227)         (334)
Proceeds on disposal of equipment...........................        --            96            10
Release of funds held in escrow.............................     1,300         1,200         1,000
Short-term investments in restricted account................        --            --         3,000
                                                               -------       -------       -------
Net cash provided by investing activities...................       543         1,069         3,676
                                                               -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on short-term borrowings...........................        --            --        (3,000)
Payments of capital lease obligations.......................    (1,357)       (1,036)         (691)
Proceeds from issuance of stock.............................       464           338           574
                                                               -------       -------       -------
Net cash used in financing activities.......................      (894)         (698)       (3,117)
                                                               -------       -------       -------
Net increase in cash and cash equivalents...................     3,235         2,963           292
Cash and cash equivalents at beginning of period............     6,937         3,974         3,682
                                                               -------       -------       -------
Cash and cash equivalents at end of period..................   $10,172       $ 6,937       $ 3,974
                                                               =======       =======       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest....................................................   $   375       $   345       $   264
Taxes.......................................................       163            53            21
Capitalized lease obligations incurred for the acquisition
  of equipment..............................................   $ 3,230       $ 1,224       $ 3,367

             See accompanying notes to SEEQ's financial statements.

                     NOTES TO FINANCIAL STATEMENTS OF SEEQ

NOTE 1. THE COMPANY

     SEEQ Technology Incorporated, incorporated in Delaware, was formed on January 13, 1981 to engage in the development, production and sale of state-of-the-art, high technology semiconductor devices.

     For purposes of presentation, SEEQ has indicated its fiscal year as ending on September 30, whereas, in fact, SEEQ operates on a 52/53-week fiscal year ending on the last Sunday in September of each year. Fiscal 1998 and 1997 are 52-week years and fiscal 1996 is 53 weeks. Two customers accounted for approximately 41% and 14% of revenues in fiscal 1998, two customers accounted for approximately 25% and 17% of revenues in fiscal 1997, and two customers accounted for approximately 42% and 10% of revenues in fiscal 1996. Sales to foreign customers in fiscal years 1998, 1997, and 1996 represented 21%, 31%, and 25%, respectively, of revenues during such years. During fiscal years 1998, 1997, and 1996, approximately $2.9 million, $3.1 million, and $2.0 million respectively, represented sales to customers in Europe, and $3.1 million, $6.1 million, and $5.8 million, respectively, represented sales to customers in the Asia/Pacific region. Sales to other foreign geographical regions during such years were not material.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS. SEEQ considers all highly liquid investment instruments with a maturity of three months or less at the time of the purchase to be cash equivalents. SEEQ categorizes its debt and equity securities, which are comprised of (i) investments in high grade commercial paper included in cash and cash equivalents and, (ii) the escrow account relating to the EEPROM technology sold to Atmel in the EEPROM Asset Sale, as available-for-sale; any significant unrealized holding gains or losses will be excluded from earnings and reported net of the income tax effect in a separate component of stockholders' equity.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. For certain of SEEQ's financial instruments, including cash and cash equivalents, short term investments and accounts receivable, the carrying amounts approximate fair value.

     INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

     Inventories consist of the following (in thousands):

                                                              SEPTEMBER 30,
                                                             ----------------
                                                              1998      1997
                                                             ------    ------
Work in process............................................  $1,686    $  437
Finished goods.............................................   2,394     2,739
                                                             ------    ------
                                                             $4,080    $3,176
                                                             ======    ======

     PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets, generally five years. Depreciation of leasehold improvements is computed using the shorter of the remaining term of the leases or the estimated useful lives of the improvements. Depreciation for federal tax purposes is computed using accelerated methods.

     NON-RECURRING PRODUCTION TRANSFER COSTS. Non-recurring costs such as tooling and engineering costs resulting from the transfer of current product to new foundries are capitalized and amortized to cost of revenues over the shorter of: the remaining life of the product, the term of the foundry agreement or two years. Non-recurring costs which are associated with the development of new products are expensed as research and development costs when incurred. During fiscal 1998, SEEQ did not capitalize any such non-recurring product transfer costs and amortized $312,000 of accumulated costs. During fiscal 1997, SEEQ capitalized $250,000 of non-recurring product transfer costs and amortized $517,000 of accumulated costs. During fiscal 1996, SEEQ capitalized $835,000 of non-recurring product transfer costs of which $231,000 was amortized in the same period. At September 30, 1998, remaining capitalized non-recurring product transfer costs aggregated $26,000.

     SALES TO DISTRIBUTORS. SEEQ sells to certain domestic distributors under agreements allowing certain rights of return and price protection on unsold merchandise. Such sales are not recognized for financial reporting purposes until the merchandise is sold by the distributor, as reported by the distributor for its fiscal month end closest to that of SEEQ. Upon shipment of semiconductor devices by SEEQ, amounts billed to domestic distributors by SEEQ are included as accounts receivable; inventory is relieved; and the sale and estimated gross profit are deferred until all the conditions of sale are met. Semiconductor revenue from sales to international distributors are recognized at the time of shipment. The level of inventory maintained at international distributors that is subject to returns and allowances is not material.

     CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject SEEQ to concentration of credit risk consist primarily of cash equivalents and accounts receivable. SEEQ invests primarily in money market accounts and high grade commercial paper.

     SEEQ's accounts receivable are derived primarily from sales to customers located in the U.S., Europe and Asia/Pacific Rim. SEEQ performs ongoing credit evaluations of its customers and generally does not require collateral.

     At September 30, 1998, outstanding receivables from two customers accounted for 26%, and 19%, of SEEQ's accounts receivable. At September 30, 1997, outstanding receivables from three customers accounted for 27%, 24%, and 10% of SEEQ's accounts receivable

     NET INCOME (LOSS) PER SHARE. SEEQ adopted Statement of Accounting Standards No. 128 ("SFAS 128"), Earnings per Share ("EPS"), which was issued in February 1997. SFAS 128 requires presentation of both basic and diluted EPS on the income statement. For all periods presented, basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock potions. Diluted EPS is computed using the weighted average number of common and all potential dilutive common shares outstanding during the period.

     STOCK BASED COMPENSATION. SEEQ accounts for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board opinion No. 25 "Accounting for Stock Issued to Employees." SEEQ's policy is to grant options with an exercise price equal to the fair market value of the underlying common stock as determined by the Board of Directors on the grant date. SEEQ provides additional disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

     RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods beginning after December 15, 1997. Comprehensive income as defined includes all changes in equity (net assets) during the period from non-owner sources. Reclassification of financial statements for earlier periods for comparative purposes is required.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information." SFAS 131 revises information regarding the reporting of certain operating segments for periods beginning after December 15, 1997. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. Adopting the provisions of SFAS 133 is not expected to have a material effect on SEEQ's financial statements, which will be effective for the Company's fiscal 2000.

NOTE 3. EXCESS FACILITY CHARGE.

     During fiscal 1994, in connection with the sale of certain of SEEQ's assets to Atmel, SEEQ decided to sublease its headquarters' office and manufacturing facilities for the approximately eight years remaining on the term of the lease. SEEQ recorded reserves representing SEEQ's estimate of the difference between the rent payable by SEEQ under the lease and the anticipated rent payable to SEEQ under a sublease. During the first quarter of fiscal 1995, SEEQ sublet the entire facility in which its headquarters and operations were located at a higher rental rate than previously estimated and, as a result, in 1995 recorded an $818,000 reduction to its reserves. SEEQ also recorded $915,000 of facility lease payments, broker fees and relocation costs in connection with the sublease. During fiscal 1996, 1997, and 1998, SEEQ recorded $119,000, $122,000 and $122,000 of facility lease payments in excess of the sublease amount, respectively.

NOTE 4. STOCKHOLDERS' EQUITY

     PREFERRED STOCK. At September 30, 1998, 1,000,000 shares of preferred stock are authorized for issuance with no shares outstanding. Attributes of the preferred stock such as dividend rates, voting rights, and liquidation preferences, are subject to determination by SEEQ's Board of Directors upon issuance.

     COMMON SHARES. SEEQ's amended articles of incorporation authorize the issuance of up to 40,000,000 common shares. The following table summarizes shares of common stock reserved for issuance as of September 30, 1998. It includes the Level One Communications shares issued after September 30, 1998 at the share price as of September 25, 1998.

                       ISSUABLE UPON                          NUMBER OF SHARES
                       -------------                          ----------------
Exercise of stock options, including shares available for
  option grants.............................................     6,313,000
Level One Communications litigation settlement..............     1,500,000
Periodic Purchase Plan......................................       127,000
                                                                 ---------
                                                                 7,940,000
                                                                 =========

     STOCK PURCHASE RIGHTS. In April 1995, SEEQ implemented a plan to protect stockholder's rights in the event of a proposed takeover of SEEQ, which was amended in August 1997 to change the definition of an acquirer. Under the plan, each share of SEEQ's outstanding common stock carries one Preferred Share Purchase Right (Right). Each Right entitles the holder, under certain circumstances, to purchase one one-hundredth of a share of Preferred Stock of SEEQ or its acquirer at a discounted price. The Rights are redeemable by SEEQ and expire in 2005.

     On April 21, 1995, SEEQ declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of its common stock. The Rights are designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of SEEQ, to guard against partial tender offers, squeeze-outs, open market accumulations and other tactics that might be employed to gain control of SEEQ without paying all stockholders a control premium. The Rights will be exercisable if a person or group acquires 20% or more of SEEQ's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of SEEQ's common stock.

     Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $15.00 upon certain events. If, after the Rights become exercisable, SEEQ is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. In addition, if a person or group acquires 20% or more of SEEQ's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of SEEQ's common shares (or cash, other securities or property) having a market value of twice the Right's exercise price. At any time within ten days after a person or group has acquired beneficial ownership of 20% or more of SEEQ's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors. The Rights are intended to enable all stockholders to realize the long-term value of their investment in SEEQ. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire SEEQ to negotiate with the Board of Directors prior to attempting a takeover. The dividend distribution was made on May 2, 1995 payable to stockholders of record on that date. The Rights will expire on May 2, 2005.

     EARNINGS PER SHARE. Under SFAS 128, SEEQ is required to disclose basic EPS and diluted EPS, for all periods for which an income statement is presented, which replaces the disclosures previously made for primary EPS and fully-diluted EPS. SFAS 128 requires adoption for fiscal periods ending after December 15, 1997. Basic EPS and diluted EPS for the current reporting and comparable periods in the prior year are as follows:

                                                                        YEARS ENDED
                                                      -----------------------------------------------
                                                      SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                          1998             1997             1996
                                                      -------------    -------------    -------------
Net income (loss) available to common stockholders
  (numerator).......................................     $(5,510)         $ 4,687          $ 2,851
                                                         =======          =======          =======
Shares calculation (denominator):
Weighted average common shares outstanding..........      30,635           30,305           30,070
Effect of dilutive securities Options...............          --            1,875            2,078
                                                         -------          -------          -------
Average shares outstanding assuming dilution........      30,635           32,180           32,148
                                                         =======          =======          =======
Basic earnings (loss) per share.....................     $ (0.18)         $  0.15          $  0.09
                                                         =======          =======          =======
Diluted earnings (loss) per share...................     $ (0.18)         $  0.15          $  0.09
                                                         =======          =======          =======

NOTE 5. EMPLOYEE AND DIRECTOR STOCK PLANS

     PERIODIC PURCHASE PLAN. All OF SEEQ's employees who have met the minimum service period are eligible to participate in SEEQ's Periodic Purchase Plan. Employees may purchase shares subject to the Plan at a price not less than 85% of the lesser of the fair market value at the beginning or end of the offering period. The term of each offering period is six months. During fiscal 1998, 1997, and 1996, 41,000, 29,000, and 30,000 shares were issued at weighted average purchase prices of $2.02, $2.33, and $2.36 per share, respectively. At September 30, 1998, 127,000 shares are available for issuance under the plan.

     STOCK OPTION PLANS. During fiscal 1982, SEEQ adopted two stock option plans; an incentive plan for employees and a non-statutory plan for certain employees, directors, sales representatives, distributors and consultants. The plans were subsequently combined. Under the restated plan, as amended, a total of 8,760,000 shares of common stock have been reserved for issuance under the combined plan, including an increases of 1,400,000 and 1,000,000 shares of common stock, approved by the stockholders at SEEQ's Annual Meetings held March 21, 1996, and March 10, 1998 respectively. Options are granted for a period not in excess of ten years from the date of grant. Terms for exercising options are determined by the Board of Directors. Options outstanding at September 30, 1998 become exercisable in cumulative increments proportionately over a four-year period from the date of grant, except that if termination occurs within six months from commencement date, no options are exercisable. Options are granted to purchase shares at prices not less than the fair market value at the date of grant. The plan expires in 2008.

     Due to the decline in SEEQ's stock price, and the need to retain and motivate key employees, on September 15, 1998 the Board of Directors authorized the re-pricing of all outstanding employee stock options to $1.0625, the fair market value on that date. All options which employees elected to reprice would vest over a five-year period from the original date of grant, and would not be exercisable before September 15, 1999.

     In fiscal 1990, SEEQ adopted a non-statutory stock option plan for non-employee directors. A total of 200,000 shares of common stock were reserved for issuance under the plan. Options are automatically granted to eligible board members at the director's initial election or appointment and subsequent annual meetings commencing with the second annual meeting following the date of initial election or appointment. In March 1996, the stockholders approved an amendment to the plan to provide for a special one-time option grant to two non-employee members of SEEQ's Board of Directors. Options to purchase a combined total of 50,000 shares were granted. In March 1998, the stockholders approved an amendment to the plan to provide an additional 100,000 shares were allowed to be granted under the plan, thus bringing the total number of options reserved under the plan to 350,000 shares. Options are exercisable after an initial six month waiting period following the date of grant at prices not less than the fair market value on the date of the grant. Options are subject to repurchase rights by the Company to the extent that they are not vested at the time of termination of Board membership.

     The following table summarizes stock option activity under the stock option plans (in thousands, except per share amounts):

                                                                       OPTIONS OUTSTANDING
                                                                   ---------------------------
                                              OPTIONS AVAILABLE               WEIGHTED AVERAGE
                                                  FOR GRANT        OPTIONS     EXERCISE PRICE
                                              -----------------    -------    ----------------
Balance at September 30, 1995...............        1,164           3,369          1.4000
Additional shares authorized................        1,400
Granted.....................................       (1,013)          1,013          3.3775
Exercised...................................                         (309)         1.3151
Canceled....................................          109            (109)         2.2653
                                                   ------          ------         -------
Balance at September 30, 1996...............        1,660           3,964          1.8925
Granted.....................................       (1,171)          1,171          1.9485
Exercised...................................                         (154)         1.7595
Canceled....................................          595            (594)         3.2481
                                                   ------          ------         -------
Balance at September 30, 1997...............        1,084           4,387          1.7283
Additional shares authorized................        1,100
Granted.....................................       (4,111)          4,111          1.2409
Exercised...................................                         (258)         1.4781
Canceled....................................        3,775          (3,775)         1.8557
                                                   ======          ======         =======
Balance at September 30, 1998...............        1,848           4,465          1.1863
                                                   ======          ======         =======
Options exercisable at September 30, 1998...                          845         $ 1.643
                                                   ======          ======         =======

     The following table summarizes options outstanding and exercisable by price range as of September 30, 1998.

                                         OPTIONS OUTSTANDING
                           ------------------------------------------------        OPTIONS EXERCISABLE
                                        AVG. REMAINING                         ---------------------------
                                       CONTRACTUAL LIFE    WEIGHTED AVERAGE               WEIGHTED AVERAGE
  EXERCISE PRICE RANGE      OPTIONS        (YEARS)          EXERCISE PRICE     OPTIONS     EXERCISE PRICE
  --------------------     ---------   ----------------    ----------------    -------    ----------------
$1.0000 - $1.0000........    113,208         4.87              $1.0000         113,136        $1.0000
$1.0625 - $1.0625........  3,527,458         9.97               1.0625              --         0.0000
$1.1250 - $2.1250........    666,337         5.50               1.3944         587,677         1.3726
$2.3125 - $2.4063........     45,433         9.08               2.3375          35,433         2.3357
$2.4380 - $3.6880........    112,500         7.25               3.5587         108,452         3.5562
                           ---------         ----              -------         -------        -------
$1.0000 - $3.6880........  4,464,936         9.09              $1.1863         844,698        $1.6434
                           =========         ====              =======         =======        =======

     As described in Note 2 to the financial statements, SEEQ has adopted only the disclosure provisions as permitted by SFAS 123. As all options were granted at an exercise price equal to the market value of SEEQ's common stock at the date of grant, no compensation cost has been recognized in SEEQ's statements of operations.

     For pro forma disclosure purposes only, SEEQ has calculated the estimated grant date fair value using the Black-Scholes Model. The Black-Scholes Model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from SEEQ's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise which greatly affect the grant date fair value.

     The following weighted average assumptions are included in the estimated grant date fair value calculations for SEEQ's stock option awards:

                                                                             EMPLOYEE STOCK PURCHASE
                                                  EMPLOYEE STOCK OPTIONS               PLAN
                                                  -----------------------    ------------------------
                                                  1998     1997     1996     1998      1997     1996
                                                  -----    -----    -----    -----    ------    -----
Expected dividend yield.........................   0.0%     0.0%     0.0%     0.0%      0.0%     0.0%
Risk-free interest rate.........................   4.6%     5.8%     5.8%     4.5%     5.30%    5.40%
Expected volatility.............................  89.0%    67.9%    63.4%    89.2%    95.70%    54.2%
Expected life (in years)........................   4.0      4.0      4.0      0.5       0.5      0.5

     The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted during fiscal 1998, 1997 and 1996 was $0.91, $1.05 and $1.72 per option, respectively.

     PRO-FORMA NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE. Had SEEQ recorded compensation costs based on the estimated grant date fair value (as defined by SFAS 123) for awards granted under its stock option plans and stock purchase plan, SEEQ's net income (loss) and net income (loss) per share would have been reduced to the pro-forma amounts below for the years ended September 30, 1998, 1997 and 1996 (in thousands, except per-share amounts):

                                                           1998       1997      1996
                                                          -------    ------    ------
Net income (loss) -- pro-forma..........................  $(6,934)   $4,192    $2,162
Net income (loss) per share -- pro-forma
  Basic.................................................  $ (0.23)   $ 0.14    $ 0.07
  Diluted...............................................  $ (0.23)   $ 0.13    $ 0.07

NOTE 6. LINE OF CREDIT

     In August 1996, SEEQ entered into a one-year revolving line of credit agreement with Silicon Valley Bank. In August 1997, SEEQ renewed this credit agreement. The agreement expired in August, 1998, and thus was not in place at the end of the fiscal year.

NOTE 7. LONG-TERM OBLIGATIONS AND COMMITMENTS

     Long-term obligations consisted of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Capitalized lease obligations...............................  $ 5,341    $ 3,468
Facility lease obligations..................................      751        931
                                                              -------    -------
                                                                6,092      4,399
Less: current portion.......................................   (1,644)    (1,091)
                                                              -------    -------
                                                              $ 4,448    $ 3,308
                                                              =======    =======

     SEEQ leases its facilities and certain manufacturing and office equipment under non-cancelable lease arrangements. The major facility lease expires in 2005 and provides for base rental rates which are increased at various times during the term of the lease and for a renewal option to extend the lease for an additional five-year period. The non-cancelable equipment leases are for terms of three to five years and generally provide for the lessor to retain the depreciation for income tax purposes. Most of the leases require SEEQ to pay property taxes, insurance and normal maintenance and repairs.

     Leases meeting certain specific criteria are accounted for as the acquisition of an asset and the incurrence of a liability (i.e., a capital lease). Assets recorded as property and equipment under capital leases were as follows:

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                 (THOUSANDS)
Machinery and equipment.....................................  $ 5,983    $ 3,505
Furniture and fixtures......................................    1,934      1,181
                                                              -------    -------
                                                                7,916      4,686
Accumulated amortization....................................   (2,427)    (1,154)
                                                              =======    =======
                                                              $ 5,489    $ 3,532
                                                              =======    =======

     Minimum future lease payments (in thousands) for non-cancelable leases as of September 30, 1998 were as follows:

                        YEARS ENDED                           OPERATING    CAPITAL
                       SEPTEMBER 30,                           LEASES      LEASES
                       -------------                          ---------    -------
1999........................................................   $  658      $ 1,982
2000........................................................      687        1,566
2001........................................................      702        1,082
2002........................................................      650          459
2003........................................................      525          383
Thereafter..................................................      657          638
                                                               ------      -------
Total minimum lease payments................................   $3,879        6,110
                                                               ------
Less: amount representing interest..........................                  (770)
                                                                           -------
Present value of minimum lease payments.....................                 5,340
Less: current portion.......................................                (1,644)
                                                                           -------
Long term lease obligations.................................               $ 3,696
                                                                           =======

     Rental expense under all operating leases was $561,000 for fiscal 1998, $597,000 for fiscal 1997, and $634,000 for fiscal 1996.

NOTE 8. INCOME TAXES

     At September 30, 1998, SEEQ had net operating loss carryforwards of approximately $94,631,000 for federal income tax purposes, which may be utilized to reduce future taxable income. These carryforwards expire in varying amounts from 1999 through 2018. Under the Tax Reform act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause changes in the amount of net losses that SEEQ may utilize in any one year include, but are not limited to, a cumulative stock ownership change of more than 50% over a three year period. For fiscal 1996 SEEQ recorded a provision of $88,000 for income taxes. For fiscal 1997 SEEQ recognized a portion of its deferred tax asset in the amount of $1,950,000. This was partially offset by a provision of $70,000 for income taxes. For fiscal 1998 SEEQ reversed the previously recognized portion of its deferred tax asset of $1,950,000. This was partially offset by various adjustments of $9,000. SEEQ's provisions were computed by applying the estimated annual tax rate to income taxes, taking into account net operating loss carryforwards and alternative minimum taxes.

     Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                     SEPTEMBER 30, 1998    SEPTEMBER 30, 1997
                                                     ------------------    ------------------
Federal and state loss and credit carryforwards....       $ 34,474              $ 37,461
Other..............................................          1,308                 1,287
                                                          --------              --------
Deferred tax assets................................         35,782                38,748
Valuation allowance................................        (35,757)              (36,787)
Deferred tax liabilities...........................            (25)                  (11)
                                                          --------              --------
Net deferred tax assets............................       $     --              $  1,950
                                                          ========              ========

     In applying SFAS 109, management has fully reserved net deferred tax assets that may be realized beyond one year after the balance sheet date because of the uncertainty regarding their realization. The deferred tax assets valuation allowance at September 30, 1998 and September 30, 1997 is attributed to U.S. federal and state deferred tax assets. SEEQ's management believes sufficient uncertainty exists such that a full valuation allowance against those net deferred tax assets is required at September 30, 1998. If these reserved deferred tax assets are recognized, they will reduce SEEQ's federal and state tax provisions. During fiscal 1997, SEEQ recognized $1,950,000 of assets previously reserved, reducing the valuation allowance by a corresponding amount. During fiscal 1998, due to changes in business conditions, SEEQ again reserved the previously recognized $1,950,000 of assets.

NOTE 9. LITIGATION

     On September 25, 1998, SEEQ settled a lawsuit filed by Level One Communications, Level One Communications, Inc. v. SEEQ Technology, Inc. SEEQ agreed to take a fully-paid up license to Level One's asserted technology, and an initial agreement between Level One and SEEQ not to sue or counter-sue each other for patent infringement or otherwise for a period of two years from the date of execution of the settlement agreement. None of SEEQ's product lines will be affected by the settlement, nor will any continuing royalty or fee obligation exist in the future with respect to Level One's asserted technology. SEEQ took a one-time charge for the settlement of $3,156,000 in the fourth quarter ending September 30, 1998. Settlement costs included a cash payment of $1,750,000, included in accrued liabilities, and common stock issuance to Level One.

     On June 25, 1996, Praxair, Inc. filed a complaint against SEEQ, entitled Praxair, Inc., a Delaware Corporation v. SEEQ, Inc., a California Corporation and SEEQ Technology, Inc., a Delaware Corporation (Superior Court of the State of California, County of Santa Clara, Case No. CV758882). The suit arose out of a nitrogen supply contract between SEEQ and the plaintiff. The Complaint purported to state causes of action for breach of contract and promissory estoppel. The Complaint alleged that as a result of purported breaches of the nitrogen supply contract, SEEQ was obligated to pay plaintiff approximately $1,300,000 plus cost of suit, not including attorney's fees. On September 9, 1997, SEEQ and Praxair agreed to settle the lawsuit. Under the terms of settlement, SEEQ paid Praxair $300,000. In exchange, SEEQ received a full general release of known and unknown claims and an agreement that the lawsuit would be dismissed with prejudice. The case was dismissed with prejudice on September 11, 1997.

     In addition, SEEQ is involved in certain other routine litigation in the ordinary course of its business. Based on SEEQ's limited review to date, management believes that the outcome of these legal proceedings will not have a material adverse effect on SEEQ's financial position or results of operations.

                        SELECTED FINANCIAL DATA OF SEEQ.

                                                   FISCAL YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------------------------
                                         1994       1995       1996       1997         1998
                                        -------    -------    -------    -------    ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................  $21,480    $22,512    $31,338    $31,423    $   28,109
Costs and expenses:
  Cost of revenues....................   15,632     14,758     20,680     19,498        17,290
  Research and development............    3,278      3,069      3,303      3,446         4,587
  Marketing, general and
     administrative...................    6,939      3,827      4,579      5,397         6,884
  Restructuring and other, net........    4,932(1)    (399)(2)      --        --            --
                                        -------    -------    -------    -------    ----------
     Total costs and expenses.........   30,781     21,255     28,562     28,341        28,761
                                        -------    -------    -------    -------    ----------
Income (loss) from operations.........   (9,301)     1,257      2,776      3,082          (652)
Interest (expense)....................     (456)      (431)      (240)      (357)         (375)
Interest and other income, net........      187        518        403        382           614
Settlement costs......................       --         --         --       (300)(3)     (3,156)(4)
Gain on sale of stock.................    1,693(5)      --         --         --            --
                                        -------    -------    -------    -------    ----------
Income (loss) before income taxes.....   (7,877)     1,344      2,939      2,807        (3,569)
Income tax provision/(benefit)........       --        (14)       (88)     1,880        (1,941)
                                        -------    -------    -------    -------    ----------
Net income (loss).....................  $(7,877)   $ 1,330    $ 2,851    $ 4,687    $   (5,510)
                                        -------    -------    -------    -------    ----------
Net income (loss) per share:
  Basic...............................  $ (0.33)   $  0.05    $  0.09    $  0.15    $    (0.18)
  Diluted.............................    (0.33)   $  0.04    $  0.09    $  0.15    $    (0.18)
Shares used in per share calculation:
  Basic...............................   23,777     27,244     30,070     30,305        30,635
  Diluted.............................   23,777     30,894     32,148     32,180        30,635

                                                            SEPTEMBER 30,
                                    -------------------------------------------------------------
                                         1994          1995       1996       1997         1998
                                    --------------    -------    -------    -------    ----------
                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................     $   908        $ 6,382    $ 9,153    $15,165    $   11,926
          Total assets............      17,307         18,934     26,435     27,040        28,749
Long-term obligations.............       2,564          1,524      3,466      3,308         4,448
Stockholders' equity..............       4,056         10,768     14,193     19,218        15,578

---------------
(1) SEEQ's recorded $4,932,000 in charges against operations in fiscal 1994 representing a loss and other restructuring costs associated with the EEPROM Asset Sale and the discontinuation of end-user Ethernet adapter board products.

(2) SEEQ's recorded $399,000 as a benefit against operations in fiscal 1995 representing a change in the estimates of its restructuring reserves.

(3) SEEQ recorded a charge of $300,000 for the settlement of litigation in fiscal 1997 relating to a contract dispute with a former supplier.

(4) SEEQ recorded a charge of $3,156,000 for the settlement of litigation in fiscal 1998 relating to a patent dispute.

(5) SEEQ recorded a gain on the sale of stock in the amount of $1,693,000.

     The following table sets forth consolidated statements of operations data for each of the eight quarters beginning October 1, 1996 and ending September 30, 1998. This information has been derived from unaudited consolidated quarterly financial statements of SEEQ, which include all adjustments, consisting only of normal recurring adjustments that SEEQ considers necessary for a fair presentation of the information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                     THREE MONTHS ENDED
                                    ------------------------------------------------------------------------------------
                                    DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                      1996       1997       1997       1997      1997       1998       1998       1998
                                    --------   --------   --------   --------   -------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................  $ 6,624    $ 8,031    $ 7,611    $ 9,157    $ 7,552   $ 7,880    $ 6,171    $ 6,506
                                    -------    -------    -------    -------    -------   -------    -------    -------
Costs and expenses:
  Cost of revenues................    4,560      5,059      4,591      5,288      4,183     4,442      3,999      4,666
  Research and development........      780        902        899        865        850     1,072      1,097      1,568
  Marketing, general and
    administrative................    1,252      1,444      1,277      1,424      1,534     1,445      1,814      2,091
                                    -------    -------    -------    -------    -------   -------    -------    -------
    Total costs and expenses......    6,592      7,405      6,767      7,577      6,567     6,959      6,910      8,325
                                    -------    -------    -------    -------    -------   -------    -------    -------
Income (loss) from operations.....       32        626        844      1,580        985       921       (739)    (1,819)
Interest (expense)................      (83)       (87)       (96)       (91)       (89)      (80)       (95)      (111)
Interest and other income, net....       86         95         87        114        136       164        159        155
Settlement costs..................       --         --         --       (300)        --        --         --     (3,156)
                                    -------    -------    -------    -------    -------   -------    -------    -------
Income (loss) before income
  taxes...........................       35        634        835      1,303      1,032     1,005       (675)    (4,931)
Provision for income taxes........       (1)       (20)       (24)     1,925         48       (32)        20     (1,977)
                                    -------    -------    -------    -------    -------   -------    -------    -------
Net income (loss).................  $    34    $   614    $   811    $ 3,228    $ 1,080   $   973    $  (655)   $(6,908)
                                    =======    =======    =======    =======    =======   =======    =======    =======
Net income (loss) per share:
  Basic...........................  $  0.00    $  0.02    $  0.03    $  0.11    $  0.04   $  0.03    $ (0.02)   $ (0.22)
  Diluted.........................  $  0.00    $  0.02    $  0.03    $  0.10    $  0.03   $  0.03    $ (0.02)   $ (0.22)
Shares used in per share
  calculation:
  Basic...........................   30,272     30,288     30,304     30,357     30,473    30,624     30,714     30,727
  Diluted.........................   31,885     31,571     31,284     31,951     32,556    32,036     30,714     30,727

                        CONDENSED BALANCE SHEETS OF SEEQ
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1998
                                                              ------------    -------------
                                                                   (THOUSANDS, EXCEPT
                                                                     SHARE AMOUNTS)
Current assets:
  Cash, cash equivalents and restricted cash................    $10,226          $10,172
  Accounts receivable, less allowances for sales returns and
     doubtful accounts of $525 and $245.....................      3,568            5,971
  Inventories...............................................      3,333            4,080
  Other current assets......................................        391              426
                                                                -------          -------
          Total current assets..............................     17,518           20,649
                                                                -------          -------
Property and equipment, net.................................      6,143            6,560
Other assets................................................        147            1,540
                                                                -------          -------
                                                                $23,808          $28,749
                                                                =======          =======
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 2,012          $ 3,315
  Accrued salaries, wages and employee benefits.............        637              732
  Other accrued liabilities.................................        734            2,489
  Deferred income on sales to distributors..................        458              543
  Current portion of capitalized lease obligations..........      1,612            1,644
                                                                -------          -------
          Total current liabilities.........................      5,453            8,723
                                                                -------          -------
Long-term liabilities.......................................      4,017            4,448
                                                                -------          -------
Total stockholders' equity..................................     14,338           15,578
                                                                -------          -------
                                                                $23,808          $28,749
                                                                =======          =======

             See accompanying notes to SEEQ's financial statements.

                   CONDENSED STATEMENTS OF OPERATIONS OF SEEQ
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
Net revenues................................................    $ 5,633         $ 7,552
Cost of revenues............................................      4,213           4,183
                                                                -------         -------
Gross profit................................................      1,420           3,369
Operating expenses
  Research and development..................................      1,347             850
  Marketing, general and administrative.....................      1,342           1,534
                                                                -------         -------
Total operating expenses....................................      2,689           2,384
                                                                -------         -------
Income (loss) from operations...............................     (1,269)            985
Interest and other, net.....................................         13              47
                                                                -------         -------
Income (loss) before income taxes...........................     (1,256)          1,032
Income tax (provision) benefit..............................         --              48
                                                                -------         -------
Net income (loss)...........................................    $(1,256)        $ 1,080
                                                                =======         =======
Net income (loss) per share:
  Basic.....................................................    $ (0.04)        $  0.04
  Diluted...................................................    $ (0.04)        $  0.03
Shares used in per share calculation:
  Basic.....................................................     31,994          30,473
  Diluted...................................................     31,994          32,556

        See accompanying notes to SEEQ's condensed financial statements.

                   CONDENSED STATEMENTS OF CASH FLOWS OF SEEQ
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                              DEC. 31,    DEC. 31,
                                                                1998        1997
                                                              --------    --------
OPERATING ACTIVITIES:
Net income (loss)...........................................  $(1,256)     $1,080
Adjustments to reconcile net income (loss) to cash provided
  by operating activities:
     Depreciation and amortization..........................      559         463
     Deferred taxes.........................................       --         (79)
Changes in assets and liabilities:
     Accounts receivable....................................    2,403       1,513
     Inventories............................................      747        (629)
     Other assets...........................................       27         (28)
     Accounts payable.......................................   (1,303)        774
     Accrued liabilities and long term obligations..........   (1,981)       (284)
                                                              -------      ------
Net cash provided by (used for) operating activities........     (804)      2,810
                                                              -------      ------
INVESTING ACTIVITIES:
Capital expenditures........................................     (117)        (74)
Release of funds held in escrow.............................    1,376          --
                                                              -------      ------
Net cash provided by (used for) investing activities........    1,259         (74)
                                                              -------      ------
FINANCING ACTIVITIES:
Payments of capital lease obligations.......................     (417)       (268)
Proceeds from issuance of stock.............................       16         111
                                                              -------      ------
Net cash used for financing activities......................     (401)       (157)
                                                              -------      ------
Net increase in cash and cash equivalents...................       54       2,579
Cash and cash equivalents at beginning of period............   10,172       6,937
                                                              -------      ------
Cash and cash equivalents at end of period..................  $10,226      $9,516
                                                              =======      ======

        See accompanying notes to SEEQ's condensed financial statements.

                NOTES TO CONDENSED FINANCIAL STATEMENTS OF SEEQ
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements of SEEQ Technology Incorporated ("SEEQ") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and the notes thereto included in SEEQ's Annual Report to Stockholders for the fiscal year ended September 30, 1998. These financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations as of and for the periods indicated.

     The results of operations for the three months ended December 31, 1998 are not necessarily indicative of the results expected for the year ending September 30, 1999.

     For purposes of presentation, SEEQ has shown its fiscal quarters as ending on December 31, March 31, June 30 and September 30; whereas, in fact, SEEQ operates on a 52/53-week fiscal year ending on the last Sunday in September of each year. The fiscal quarter ends are actually December 27, March 28, June 27 and September 26 for the year ending September 30, 1999, and December 28, March 29, June 28 and September 27 for the year ending September 30, 1998.

NOTE 2. INVENTORIES

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1998            1998
                                                             ------------    -------------
Work in process............................................     $1,186          $1,686
Finished goods.............................................      2,147           2,394
                                                                ------          ------
                                                                $3,333          $4,080
                                                                ======          ======

NOTE 3. NON-RECURRING PRODUCTION TRANSFER COSTS

     Non-recurring costs such as tooling and engineering costs resulting from transferring production of current products to new foundries are capitalized and amortized to cost of revenues over the shorter of: the remaining life of the product, the term of the foundry agreement or two years. Non-recurring costs associated with the development of new products are expensed as research and development costs when incurred. During the three month periods ended December 31, 1999 and December 31, 1998, SEEQ did not capitalize any of such costs. Amortization of aggregate capitalized non-recurring costs for the three month periods ended December 31, 1998 and December 31, 1997 was $25,000 and $119,000, respectively, and remaining capitalized non-recurring production transfer costs aggregated $1,000 and $219,000 respectively.

NOTE 4. EARNINGS PER SHARE

     Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock potions. Diluted EPS is computed using the weighted average number of common and all potential dilutive common shares outstanding during the period.

                                  (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                             --------------------------------
                                                              DECEMBER 31,      DECEMBER 31,
                                                                  1998              1997
                                                             --------------    --------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Net income (loss) (numerator)..............................      $(1,256)          $ 1,080
Shares calculation (denominator):
Weighted average shares outstanding........................       31,994            30,473
Effect of dilutive securities:
Options....................................................           --             2,083
Average shares outstanding assuming dilution...............       31,994            32,556
                                                                 -------           -------
Basic earnings per share...................................      $ (0.04)          $  0.04
                                                                 =======           =======
Diluted earnings per share.................................      $ (0.04)          $  0.03
                                                                 =======           =======

     Options to purchase 5,020,000 shares of common stock were outstanding during the three month period ended December 31, 1998, but were not included in the computations of diluted EPS as their effect was anti-dilutive. Options to purchase 330,000 shares of common stock were outstanding during the three month period ended December 31, 1997 but were not included in the computations of diluted EPS as the option exercise price was higher than the average market price of the common shares.

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. Adopting the provisions of SFAS 133 is not expected to have a material effect on the Company's financial statements, which will be effective for the Company's fiscal 2000.

                        CONDENSED BALANCE SHEETS OF SEEQ
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              MARCH 31,    SEPTEMBER 30,
                                                                1999           1998
                                                              ---------    -------------
                                                               (THOUSANDS, EXCEPT SHARE
                                                                       AMOUNTS)
Current assets:
Cash and cash equivalents...................................   $ 8,970        $10,172
Accounts receivable, less allowances for sales returns and
  doubtful accounts of $525 and $245........................     4,937          5,971
Inventories.................................................     4,053          4,080
Other current assets........................................       514            426
                                                               -------        -------
          Total current assets..............................    18,474         20,649
                                                               -------        -------
Property and equipment, net.................................     6,039          6,560
Other assets................................................       145          1,540
                                                               -------        -------
                                                               $24,658        $28,749
                                                               =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................   $ 3,859        $ 3,315
Accrued salaries, wages and employee benefits...............       702            732
Other accrued liabilities...................................       995          2,489
Deferred income on sales to distributors....................       440            543
Current portion of capitalized lease obligations............     1,583          1,644
                                                               -------        -------
          Total current liabilities.........................     7,579          8,723
                                                               -------        -------
Long-term liabilities.......................................     3,588          4,448
                                                               -------        -------
          Total stockholders' equity........................    13,491         15,578
                                                               -------        -------
                                                               $24,658        $28,749
                                                               =======        =======

        See accompanying notes to SEEQ's condensed financial statements.

                   CONDENSED STATEMENTS OF OPERATIONS OF SEEQ
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED       SIX MONTHS ENDED
                                                         ---------------------   ---------------------
                                                         MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,
                                                           1999        1998        1999        1998
                                                         ---------   ---------   ---------   ---------
Revenues...............................................   $ 6,780     $ 7,880     $12,413     $15,432
Cost of revenues.......................................     4,825       4,442       9,038       8,625
                                                          -------     -------     -------     -------
Gross profit...........................................     1,955       3,438       3,375       6,807
                                                          -------     -------     -------     -------
Operating expense
  Research and development.............................     1,100       1,072       2,447       1,922
  Marketing, general and administrative................     1,174       1,445       2,516       2,979
  Merger expenses......................................       556          --         556          --
                                                          -------     -------     -------     -------
          Total operating expenses.....................     2,830       2,517       5,519       4,901
                                                          -------     -------     -------     -------
Income (loss) from operations..........................      (875)        921      (2,144)      1,906
Interest expense.......................................       (95)        (80)       (197)       (168)
Interest and other income, net.........................       108         164         223         299
                                                          -------     -------     -------     -------
Income (loss) before income taxes......................      (862)      1,005      (2,118)      2,037
Income tax (provision), benefit........................        --         (32)         --          16
                                                          -------     -------     -------     -------
Net income (loss)......................................   $  (862)    $   973     $(2,118)    $ 2,053
                                                          =======     =======     =======     =======
Net income (loss) per share:
  Basic................................................   $ (0.03)    $  0.03     $ (0.07)    $  0.07
  Diluted..............................................   $ (0.03)    $  0.03     $ (0.07)    $  0.06
Shares used in per share calculation:
  Basic................................................    32,251      30,624      32,123      30,549
  Diluted..............................................    32,251      32,036      32,123      32,315

        See accompanying notes to SEEQ's condensed financial statements.

                   CONDENSED STATEMENTS OF CASH FLOWS OF SEEQ
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1999         1998
                                                              ---------    ---------
OPERATING ACTIVITIES:
Net income (loss)...........................................   $(2,118)     $ 2,053
Adjustments to reconcile net income (loss) to cash provided
  by (used for) operating activities:
  Depreciation and amortization.............................     1,076          916
  Deferred taxes............................................        --          (79)
  (Gain) on equipment disposal..............................       (41)
  Changes in assets and liabilities:
     Accounts receivable....................................     1,034        1,694
     Inventories............................................        27       (1,154)
     Prepaid expenses and other assets......................       (87)        (110)
     Accounts payable.......................................       544          753
     Accrued liabilities and long term obligations..........    (1,719)        (335)
                                                               -------      -------
Net cash provided by (used for) operating activities........    (1,284)       3,738
                                                               -------      -------
INVESTING ACTIVITIES:
Capital expenditures........................................      (488)        (125)
Release of funds held in escrow.............................     1,368           --
                                                               -------      -------
Net cash provided by (used for) investing activities........       880         (125)
                                                               -------      -------
FINANCING ACTIVITIES:
Payments of capital lease obligations.......................      (829)        (578)
Proceeds from issuance of stock.............................        31          314
                                                               -------      -------
Net cash used for financing activities......................      (798)        (264)
                                                               -------      -------
Net increase (decrease) in cash and cash equivalents........    (1,202)       3,349
Cash and cash equivalents at beginning of period............    10,172        6,937
                                                               -------      -------
Cash and cash equivalents at end of period..................   $ 8,970      $10,286
                                                               =======      =======

        See accompanying notes to SEEQ's condensed financial statements.

                NOTES TO CONDENSED FINANCIAL STATEMENTS OF SEEQ
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements of SEEQ Technology Incorporated ("SEEQ") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and the notes thereto included in SEEQ's Annual Report to Stockholders for the fiscal year ended September 30, 1998. These financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations as of and for the periods indicated.

     The results of operations for the six months ended March 31, 1999 are not necessarily indicative of the results expected for the year ending September 30, 1999.

     For purposes of presentation, SEEQ has shown its fiscal quarters as ending on December 31, March 31, June 30 and September 30; whereas, in fact, SEEQ operates on a 52/53-week fiscal year ending on the last Sunday in September of each year. The fiscal quarter ends are actually December 27, March 28, June 27 and September 26 for the year ending September 30, 1999, and actually December 28, March 29, June 28 and September 27 for the year ending September 30, 1998.

NOTE 2. INVENTORIES

     Inventories are stated at the lower of cost (first in, first out) or market and include materials, labor and manufacturing overhead costs. Inventories as of March 31, 1999 and September 30, 1998 consisted of:

                                                              MAR. 31,    SEP. 30,
                                                                1999        1998
                                                              --------    --------
                                                                 (IN THOUSANDS)
Work in process.............................................   $2,137      $1,686
  Finished goods............................................    1,916       2,394
                                                               ------      ------
                                                               $4,053      $4,080
                                                               ======      ======

NOTE 3. NON-RECURRING PRODUCTION TRANSFER COSTS

     Non-recurring costs such as tooling and engineering costs resulting from transferring production of current products to new foundries are capitalized and amortized to cost of revenues over the shorter of: the remaining life of the product, the term of the foundry agreement or two years. Non-recurring costs associated with the development of new products are expensed as research and development costs when incurred. During the six month periods ended March 31, 1999 and March 31, 1998, SEEQ did not capitalize any of such costs. Amortization of aggregate capitalized non-recurring costs for the six month periods ended March 31, 1999 and March 31, 1998 was $26,000 and $207,000, respectively. There were no remaining capitalized non-recurring production transfer costs as of March 31, 1999, compared to $219,000 remaining as of March 31, 1998.

NOTE 4. NET INCOME PER SHARE

     Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. Diluted EPS is computed using the weighted average number of common and all potential dilutive common shares outstanding during the period.

                NOTES TO CONDENSED FINANCIAL STATEMENTS OF SEEQ
                                  (UNAUDITED)

     Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below:

                                                     THREE MONTHS ENDED         SIX MONTHS ENDED
                                                   ----------------------    ----------------------
                                                   MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,
                                                     1999         1998         1999         1998
                                                   ---------    ---------    ---------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss) available to common
  stockholders (numerator).......................   $  (862)     $   973      $(2,118)     $2,053
Shares calculation (denominator):
Weighted average shares outstanding..............    32,251       30,624       32,123      30,549
Effect of dilutive securities:
Options..........................................        --        1,412           --       1,766
                                                    -------      -------      -------      ------
Average shares outstanding assuming dilution.....    32,251       32,036       32,123      32,315
                                                    =======      =======      =======      ======
Basic earnings (loss) per share..................   $ (0.03)     $  0.03      $ (0.07)     $ 0.07
                                                    =======      =======      =======      ======
Diluted earnings per share.......................   $ (0.03)     $  0.03      $ (0.07)     $ 0.06
                                                    =======      =======      =======      ======

     Options to purchase 4,877,000 shares of common stock were outstanding during the three month period ended March 31, 1999, but were not included in the computation of diluted EPS as their effect was anti-dilutive. Options to purchase 621,000 shares of common stock were outstanding during the three month period ended March 31, 1998 but were not included in the computation of diluted EPS as the option exercise price was higher than the average market price of the common shares.

     Options to purchase 4,793,000 shares of common stock were outstanding during the six month period ended March 31, 1999, but were not included in the computation of diluted EPS as their effect was anti-dilutive. Options to purchase 383,000 shares of common stock were outstanding during the six month period ended March 31, 1998 but were not included in the computation of diluted EPS as the option exercise price was higher than the average market price of the common shares.

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. Adopting the provisions of SFAS 133 is not expected to have a material effect on SEEQ's financial statements, which will be effective for SEEQ's fiscal 2000.

NOTE 6. MERGER WITH LSI LOGIC CORPORATION

     On February 21, 1999, SEEQ entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement") with LSI Logic Corporation ("LSI"), a Delaware corporation, and Stealth Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of LSI, pursuant to which LSI will acquire the Company. The Merger Agreement was amended on March 5, 1999 to make certain technical corrections to reflect the intent of the parties thereto. Pursuant to the Merger Agreement, each outstanding share of Common Stock, par value $0.01 per share, of the Company will be converted into the right to receive that number of shares of Common Stock of LSI equal to the Exchange Ratio. "Exchange Ratio" for purposes of the Merger Agreement means 0.1095; provided, that if the average closing sale price of one share of LSI's Common Stock as reported on the New York Stock Exchange for the ten (10) consecutive trading days ending on the trading day immediately preceding the closing date of the Merger

                NOTES TO CONDENSED FINANCIAL STATEMENTS OF SEEQ
                                  (UNAUDITED)

(the "Average Price") is less than $24.00, Exchange Ratio shall mean the quotient determined by dividing 2.628 by the Average Price; provided, further, that if the Average Price is higher than $30.00, Exchange Ratio shall mean the quotient determined by dividing 3.285 by the Average Price.

     The closing of the Merger is subject to approval by the stockholders of SEEQ.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                   AND MERGER
                                     AMONG
                             LSI LOGIC CORPORATION,
                        STEALTH ACQUISITION CORPORATION
                                      AND
                          SEEQ TECHNOLOGY INCORPORATED
                         DATED AS OF FEBRUARY 21, 1999,
                           AND AMENDED MARCH 5, 1999

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ARTICLE I THE MERGER.....................................................  A-1
     1.1     The Merger..................................................  A-1
     1.2     Effective Time; Closing.....................................  A-1
     1.3     Effect of the Merger........................................  A-2
     1.4     Certificate of Incorporation; Bylaws........................  A-2
     1.5     Directors and Officers......................................  A-2
     1.6     Effect on Capital Stock.....................................  A-2
     1.7     Surrender of Certificates...................................  A-3
     1.8     No Further Ownership Rights in Company Common Stock.........  A-5
     1.9     Lost, Stolen or Destroyed Certificates......................  A-5
     1.10    Tax and Accounting Consequences.............................  A-5
     1.11    Taking of Necessary Action; Further Action..................  A-5
ARTICLE II REPRESENTATIONS AND WARRANTIES OF COMPANY.....................  A-5
     2.1     Organization and Qualification; No Subsidiaries.............  A-5
     2.2     Certificate of Incorporation and Bylaws.....................  A-6
     2.3     Capitalization..............................................  A-6
     2.4     Authority Relative to this Agreement........................  A-7
     2.5     No Conflict; Required Filings and Consents..................  A-7
     2.6     Compliance; Permits.........................................  A-8
     2.7     SEC Filings; Financial Statements...........................  A-8
     2.8     No Undisclosed Liabilities..................................  A-8
     2.9     Absence of Certain Changes or Events........................  A-9
     2.10    Absence of Litigation.......................................  A-9
     2.11    Employee Benefit Plans......................................  A-9
     2.12    Labor Matters...............................................  A-11
     2.13    Registration Statement; Proxy Statement.....................  A-11
     2.14    Restrictions on Business Activities.........................  A-11
     2.15    Title to Property...........................................  A-11
     2.16    Taxes.......................................................  A-12
     2.17    Environmental Matters.......................................  A-13
     2.18    Brokers.....................................................  A-13
     2.19    Intellectual Property.......................................  A-13
     2.20    Agreements, Contracts and Commitments.......................  A-16
     2.21    Company Rights Agreement....................................  A-17
     2.22    Insurance...................................................  A-17
     2.23    Opinion of Financial Advisor................................  A-17
     2.24    Board Approval..............................................  A-17
     2.25    Vote Required...............................................  A-17
     2.26    State Takeover Statutes.....................................  A-17
     2.27    Pooling of Interests........................................  A-18
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB.............  A-18
     3.1     Organization and Qualification; Subsidiaries................  A-18
     3.2     Certificate of Incorporation and Bylaws.....................  A-18
     3.3     Capitalization..............................................  A-18
     3.4     Authority Relative to this Agreement........................  A-19
     3.5     No Conflict; Required Filings and Consents..................  A-19

                                                                           PAGE
                                                                           ----
     3.6     SEC Filings.................................................  A-19
     3.7     Registration Statement; Proxy Statement.....................  A-20
     3.8     Pooling of Interests........................................  A-20
     3.9     Absence of Certain Changes or Events........................  A-20
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME...........................  A-20
     4.1     Conduct of Business by Company..............................  A-20
     4.2     Conduct of Business by Parent...............................  A-22
ARTICLE V ADDITIONAL AGREEMENTS..........................................  A-22
     5.1     Proxy Statement/Prospectus; Registration Statement; Other
             Filings; Board Recommendations..............................  A-22
     5.2     Meeting of Company Stockholders.............................  A-23
     5.3     Confidentiality; Access to Information......................  A-24
     5.4     No Solicitation.............................................  A-24
     5.5     Public Disclosure...........................................  A-25
     5.6     Reasonable Efforts; Notification............................  A-26
     5.7     Third Party Consents........................................  A-26
     5.8     Stock Options and Employee Benefits.........................  A-27
     5.9     Form S-8....................................................  A-28
     5.10    Indemnification.............................................  A-28
     5.11    NYSE Listing................................................  A-28
     5.12    Company Affiliate Agreement.................................  A-28
     5.13    Regulatory Filings; Reasonable Efforts......................  A-28
     5.14    No Rights Plan Amendment....................................  A-28
     5.15    Termination of 401(k) Plan..................................  A-29
     5.16    Termination of Severance and Salary Continuation Plans......  A-29
ARTICLE VI CONDITIONS TO THE MERGER......................................  A-29
     6.1     Conditions to Obligations of Each Party to Effect the
             Merger......................................................  A-29
     6.2     Additional Conditions to Obligations of Company.............  A-30
     6.3     Additional Conditions to the Obligations of Parent and
             Merger Sub..................................................  A-30
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER............................  A-31
     7.1     Termination.................................................  A-31
     7.2     Notice of Termination; Effect of Termination................  A-32
     7.3     Fees and Expenses...........................................  A-33
     7.4     Amendment...................................................  A-33
     7.5     Extension; Waiver...........................................  A-34
ARTICLE VIII GENERAL PROVISIONS..........................................  A-34
     8.1     Non-Survival of Representations and Warranties..............  A-34
     8.2     Notices.....................................................  A-34
     8.3     Interpretation; Knowledge...................................  A-35
     8.4     Counterparts................................................  A-35
     8.5     Entire Agreement; Third Party Beneficiaries.................  A-35
     8.6     Severability................................................  A-35
     8.7     Other Remedies; Specific Performance........................  A-36
     8.8     Governing Law...............................................  A-36
     8.9     Rules of Construction.......................................  A-36
     8.10    Assignment..................................................  A-36
     8.11    WAIVER OF JURY TRIAL........................................  A-36

                      AGREEMENT AND PLAN OF REORGANIZATION
                                   AND MERGER

     This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER is made and entered into as of February 21, 1999, and amended March 5, 1999, among LSI Logic Corporation, a Delaware corporation ("Parent"), Stealth Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and SEEQ Technology Incorporated, a Delaware corporation ("Company").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

     B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements").

     D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Stock Option Agreement in favor of Parent in substantially the form attached hereto as Exhibit B (the "Company Stock Option Agreement"). The Board of Directors of Company has approved the Company Stock Option Agreement.

     E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     F. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement"as used herein refers collectively to this Agreement and Plan of Reorganization and Merger and the Certificate of

Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in
Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be SEEQ Technology Incorporated.

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Company Common Stock. Each share of Common Stock, $0.01 par value per share, of Company including, with respect to each such share of Company Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "Company Rights Plan") dated as of April 21, 1995, as amended, between the Company and American Stock Transfer and Trust Company as Rights Agent) (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive that number of shares of Common Stock of Parent equal to the Exchange Ratio (as defined below) (the "Parent Common Stock") upon surrender of the certificate representing such shares of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). "Exchange Ratio" shall mean 0.1095; provided, that if the average closing sale price of one share of Parent Common Stock as reported on the New York Stock Exchange (the "NYSE") for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (the "Average Price") is less than $24.00, Exchange Ratio shall mean the quotient determined by dividing 2.628 by the Average Price; provided, further, that if the Average Price is higher than $30.00, Exchange Ratio shall mean the quotient determined by dividing 3.285 by the Average Price. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent

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     Common Stock may accordingly be marked with appropriate legends. The
     Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

          (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Stock Options; Employee Stock Purchase Plan. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's Restated 1982 Stock Option Plan (the "1982 Option Plan") and under Company's 1989 Nonemployee Director Stock Option Plan (the "Nonemployee Director Plan") shall be assumed by Parent in accordance with
     Section 5.8 hereof. Purchase rights outstanding under Company's Restated Periodic Purchase Plan (the "Purchase Plan") shall be treated as set forth in Section 5.8.

          (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the NYSE.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

     (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to
Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock

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pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to
Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

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     1.8  No Further Ownership Rights in Company Common Stock. All shares of
Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10  Tax and Accounting Consequences.

     (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     (b) It is intended by the parties hereto that the Merger shall be treated as a pooling of interests for accounting purposes.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Company to Parent dated as of the date hereof and certified by a duly authorized officer of Company (the "Company Schedule"), as follows:

     2.1  Organization and Qualification; No Subsidiaries.

     (a) Company has no subsidiaries. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, be material to the Company. Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the

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

nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, be material to the Company.

     (b) Company has not agreed nor is Company obligated to make or be bound by any written, oral or other agreement, contract, sub-contract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sub-license, insurance policy, benefit plan, commitment, or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity. Company does not directly or indirectly own any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

     2.2 Certificate of Incorporation and Bylaws. Company has previously furnished to Parent a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Certificate of Incorporation and Bylaws are in full force and effect. Company is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

     2.3  Capitalization.

     (a) The authorized capital stock of Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock ("Company Preferred Stock"), each having a par value of $0.01 per share. At the close of business on the date hereof (i) 32,252,752 shares of Company Common Stock were issued and outstanding (excluding 196,400 shares of Company Common Stock held in treasury) all of which are validly issued, fully paid and nonassessable, (ii) 196,400 shares of Company Common Stock were held in treasury by Company, (iii) 105,693 shares of Company Common Stock were available for future issuance pursuant to Company's Purchase Plan (iv) 4,907,820 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1982 Option Plan, (v) 1,099,893 shares of Company Common Stock were available for future grant under the 1982 Option Plan, (vi) 190,000 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Company's Nonemployee Director Plan; and (vii) 110,000 shares of Company Common Stock were available for future grants under the Nonemployee Director Plan. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding and 350,000 shares of Company Series A Preferred were reserved for issuance upon exercise of the Company Rights, and 100,000 shares of Company Series B Preferred Stock were reserved for issuance pursuant to the Company Option Agreement. Section 2.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option (as defined in Section 5.8) outstanding as to the date of the Agreement: (i) the name of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; and (vi) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreement evidencing such Company Stock Options. All shares of Company Common Stock subject to the issuance aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non accessible. Except as set forth in Section 2.3(a) of the Company Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock and all outstanding Company Stock Options have been issued and granted in compliance with (i) all applicable securities laws and other applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any

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Governmental Entity (as defined below) and (ii) all requirements set forth in applicable contracts, agreements, and instruments.

     (b) Except as set forth in Section 2.3(b) of the Company Schedule or as set forth in Section 2.3(a) hereof and except for the Stock Option Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement and except for the Company Rights Plan, there are no registration rights and there is, except for the Company Voting Agreements and the Company Rights Plan, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company. Stockholders of the Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     2.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and the Company Option Agreement and to perform its obligations hereunder and thereunder and, subject to obtaining the approval of the stockholders of Company of the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Option Agreement by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, the Company Option Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and Company's Certificate of Incorporation and Bylaws). This Agreement and the Company Option Agreement have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute legal and binding obligations of Company, enforceable against Company in accordance with their respective terms.

     2.5  No Conflict; Required Filings and Consents.

     2.5.1 The execution and delivery of this Agreement and the Company Option Agreement by Company do not, and the performance of this Agreement and the Company Option Agreement by Company shall not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Company, (ii) subject to obtaining the approval of Company's stockholders of the Merger and compliance with the requirements set forth in Section 2.5.2 below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or by which its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company is a party or by which Company or its properties are bound or affected.

     2.5.2 The execution and delivery of this Agreement and the Company Stock Option Agreement by Company do not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements (the "HSR Approval") of the Hart-Scott-Rodino

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Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign
Governmental Entities and the rules and regulations thereunder, the rules and regulations of the Nasdaq Stock Market, and the filing and recordation of the Merger Certificate as required by the Delaware Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not be material to the Company or Parent or have a material adverse effect on the parties hereto, prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

     2.6  Compliance; Permits.

     2.6.1 Company is not in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or by which its properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company is a party or by which Company or its properties is bound or affected, except in the case of clauses (i) and
(ii) above for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Company, threatened against Company, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company.

     2.6.2 Company holds all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Company (collectively, the "Company Permits"). Company is in compliance in all material respects with the terms of the Company Permits.

     2.7  SEC Filings; Financial Statements.

     2.7.1 Company has made available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since June 30, 1997 (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by Company with the SEC since June 30, 1997. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.7.2 Each set of financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the financial position of Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

     2.7.3 Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.8 No Undisclosed Liabilities. Company does not have any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the

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financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except (i) liabilities provided for in Company's balance sheet as of December 31, 1998 (the "Company Balance Sheet") or (ii) liabilities incurred since December 31, 1998 in the ordinary course of business, none of which is material to the business, results of operations, financial condition or prospects of Company.

     2.9 Absence of Certain Changes or Events. Since December 31, 1998, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's capital stock, (iv) any granting by Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company of any increase in severance or termination pay or any entry by Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable.

     2.10 Absence of Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or, to the knowledge of Company, any governmental or regulatory investigation pending or threatened) against Company or any properties or rights of Company, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

     2.11  Employee Benefit Plans.

     2.11.1 All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active, former employee, director or consultant of Company, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code, or with respect to which Company has or may in the future have liability, are listed in Section 2.11.1 of the Company Schedule (the "Plans"). Company has provided to Parent: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan;
(iv) all IRS determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Plan;
(vi) all COBRA forms and related notices and (vii) all discrimination tests for each Plan for the most recent three (3) plan years.

     2.11.2 Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations

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(foreign or domestic), including but not limited to ERISA, and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the knowledge of Company is threatened, against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the Internal Revenue Service (the "IRS") or Department of Labor with respect to any Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. Section 2.11.2 of the Company Schedule includes a listing of the accrued vacation liability of Company as of December 31, 1998. Any Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses).

     2.11.3 Neither Company nor any of its Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Company contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA. Neither Company nor any officer or director of Company is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

     2.11.4 Neither Company nor any of its Affiliates has, prior to the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the requirements of FMLA or any similar provisions of state law applicable to Company employees. None of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law and Company has not represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

     2.11.5 Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Company is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Company, threatened labor dispute involving Company and any group of its employees nor has Company experienced any labor interruptions over the past three years, and Company considers its relationship with its employees to be good. The Company is in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

     2.11.6 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

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     2.11.7  Each International Employee Plan (as defined below) has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason. For purposes of this Section "International Employee Plan" shall mean each Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of current or former employees of the Company outside the United States.

     2.12 Labor Matters. (i) There are no controversies pending or, to the knowledge of Company, threatened, between Company and any of its employees; (ii) as of the date of this Agreement, Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company nor does Company know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, Company has no knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company.

     2.13 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the proxy statement/prospectus (the "Proxy Statement/ Prospectus") to be filed with the SEC by Company pursuant to
Section 5.1(a) hereof will, at the dates mailed to the stockholders of Company, at the times of the stockholders meeting of Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     2.14  Restrictions on Business Activities. Except as set forth in Section
2.14 of the Company Schedule, there is no agreement, commitment, judgment, injunction, order or decree binding upon Company or to which the Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company, any acquisition of property by Company or the conduct of business by Company as currently conducted.

     2.15  Title to Property. Company does not own any material real property.
Section 2.15 of the Company Schedule lists all real and personal property leases to which the Company is a party as of the date of this Agreement that provide for annual payments in excess of $100,000. Company has good and defensible title to all of its material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby; and all leases pursuant to which Company leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Company, except such as may be under construction, are in good operating condition and repair, in all material respects.

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     2.16  Taxes.

     2.16.1 Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     2.16.2  Tax Returns and Audits.

     (a) The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by the Company with any Tax authority, except such Returns which are not material to the Company. The Company has paid all Taxes shown to be due on such Returns.

     (b) The Company as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld, except such Taxes which are not material to the Company.

     (c) Except to the extent accrued or reserved on the Company Balance Sheet, the Company has not been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed (to the knowledge of the Company) or assessed against the Company, nor has the Company executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

     (d) To the knowledge of the Company, no audit or other examination of any Return of the Company by any Tax authority is presently in progress, nor has the Company been notified of any request for such an audit or other examination.

     (e) No adjustment relating to any Returns filed by the Company has been proposed in writing formally or informally by any Tax authority to the Company or any representative thereof.

     (f) The Company does not have any liability for any material unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of the Company in the ordinary course.

     (g) There is no contract, agreement, plan or arrangement to which the Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

     (h) The Company has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

     (i) The Company is not a party to nor does the Company have any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

     (j) None of the Company's assets are tax exempt use property within the meaning of Section 168(h) of the Code.

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

     2.17 Environmental Matters. The Company (i) has obtained all applicable and material permits, licenses and other authorizations that are required under Environmental Laws; (ii) is in compliance with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder;
(iii) is not aware of and has not received notice of any event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to interfere with or prevent continued compliance or that would give rise to any common law or statutory liability, or otherwise form the basis of any Environmental Claim with respect to the Company or any person or entity whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law; (iv) has not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by the Company, or at any other property, or exposed any employee or other individual to any Hazardous Materials or condition in such a manner as would result in any material liability or result in any corrective or remedial action obligation; and (v) has taken all actions necessary under Environmental Laws to register any products or materials required to be registered by the Company (or any of its agents) thereunder. No Hazardous Materials are present in, on, or under (or, to the knowledge of the Company, in the vicinity of) any properties owned, leased or used at any time (including both land and improvements thereon) by the Company so as to give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws. For the purposes of this Section 2.17, "Environmental Claim" means any notice, claim, act, cause of action or investigation by any person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Hazardous Materials or (ii) any violation, or alleged violation, of any Environmental Laws. "Environmental Laws" means all Federal, state, local and foreign laws and regulations relating to pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials contained in products typically used for office and janitorial purposes properly and safely maintained in accordance with Environmental Laws.

     2.18 Brokers. Except for the fees payable to Broadview International LLC pursuant to an engagement letter dated October 23, 1998, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.19 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

          "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations

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

     and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

          "Company Intellectual Property" shall mean any Intellectual Property that is now or hereafter owned by, or exclusively licensed to, Company.

          "Registered Intellectual Property" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

          "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company.

     2.19.1 Section 2.19.1 of the Company Schedule is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered.

     2.19.2 No Company Intellectual Property or product or service of Company is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company, or which may affect the validity, use or enforceability of such Company Intellectual Property.

     2.19.3 To the best of Company's knowledge, each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

     2.19.4 To the best of Company's knowledge, Company owns and has good and exclusive title to each material item of Company Intellectual Property free and clear of any lien or encumbrance (excluding licenses and related restrictions); and Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company, including the sale of any products or the provision of any services by Company.

     2.19.5 Company owns exclusively, and has good title to, all copyrighted works that are Company products or which Company otherwise expressly purports to own.

     2.19.6 To the extent that any material Intellectual Property has been developed or created by a third party for Company, Company has a written agreement with such third party with respect thereto and Company thereby either
(i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

     2.19.7 Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

     2.19.8 Section 2.19.8 of the Company Schedule lists all material contracts, licenses and agreements to which Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

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

     2.19.9 All contracts, licenses and agreements relating to Company Intellectual Property are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Company is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which the Company is a party, will result in (i) either Parent's or the Merger Sub's granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent's or the Merger Sub's being bound by, or subject to, any non-compete or other material restriction on the operation or scope or their respective businesses, or (iii) either the Parent's or the Merger Sub's being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

     2.19.10 To the best of Company's knowledge, the operation of the business of the Company as such business currently is conducted, including Company's design, development, manufacture, marketing and sale of the products or services of Company (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

     2.19.11 Company has not received notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

     2.19.12 To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

     2.19.13 The Company has taken reasonable steps to protect Company's rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company, and, without limiting the foregoing, Company has and enforces a policy requiring each employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and each contractor to enter into an agreement containing provisions protecting the Company's Intellectual Property and confidential information and all current and former employees and contractors of Company have executed such agreements, except where the failure to do so is not reasonably expected to be material to Company.

     2.19.14 All of the Company's products (including products currently under development) (i) will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"), and (ii) will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000. To the best of the Company's knowledge after reasonable investigation, all of the Company's Information Technology (as defined below) is Year 2000 Compliant, and will not cause an interruption in the ongoing operations of the Company's business on or after January 1, 2000. For purposes of the foregoing, the term "Information Technology" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services (other than general utility services including gas, electric, telephone and postal) that

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are owned or used by the Company in the conduct of their business, or purchased by the Company from third-party suppliers.

     2.20  Agreements, Contracts and Commitments. Except as set forth in Section
2.20 of the Company Schedule, the Company is not a party to nor is the Company bound by:

     2.20.1 any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Company's Board of Directors, other than those that are terminable by Company on no more than thirty (30) days' notice without liability or financial obligation to the Company;

     2.20.2 any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     2.20.3 any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

     2.20.4 any agreement, contract or commitment containing any covenant limiting in any respect the right of Company to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

     2.20.5 any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

     2.20.6 any dealer, distributor, joint marketing or development agreement currently in force under which Company has continuing obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any agreement pursuant to which Company has continuing material obligations to jointly develop any intellectual property and which may not be canceled without penalty upon notice of ninety (90) days or less;

     2.20.7 any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company;

     2.20.8 any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

     2.20.9 any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

     2.20.10 any settlement agreement entered into within five (5) years prior to the date of this Agreement; or

     2.20.11 any other agreement, contract or commitment that has a value of $500,000 or more individually.

     Neither Company nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and Company has not received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "Company

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

Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

     2.21  Company Rights Agreement. The Company Rights Plan has been amended to
(i) render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, (ii) ensure that
(x) neither Parent nor Merger Sub, nor any of their affiliates shall be deemed to have become an Acquiring Person (as defined in the Company Rights Plan) pursuant to the Company Rights Plan solely by virtue of the execution of this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements of the consummation of the transactions contemplated hereby or thereby and (y) a Distribution Date, a Shares Acquisition Date (as such terms are defined in the Company Rights Plan) or similar event does not occur by reason of the execution of this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, the consummation of the Merger, or the consummation of the other transactions, contemplated hereby and thereby, and (iii) provide that the exercise of rights under the Company Rights Plan shall expire immediately prior to the Effective Time.

     2.22 Insurance. Company maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of Company (collectively, the "Insurance Policies") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company. There is no material claim by Company pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

     2.23 Opinion of Financial Advisor. Company has been advised in writing by its financial advisor, Broadview International LLC, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

     2.24 Board Approval. The Board of Directors of Company has, as of the date of this Agreement unanimously (i) approved and deemed advisable, subject to stockholder approval, this Agreement and the Company Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and the Merger.

     2.25 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote thereon is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.26 State Takeover Statutes. The Board of Directors of the Company has approved the Merger, this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated by this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, the provisions of Section 203 of the Delaware Law to the extent, if any, such
Section is applicable to the Merger, this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated by this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements or the transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements.

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     2.27  Pooling of Interests. To its knowledge, based on consultation with its independent accountants, neither the Company nor any of its directors, officers or stockholders has taken any action which would (i) preclude the Company from being a party to a business combination accounted for as a pooling of interests or (ii) interfere with Parent's, Surviving Corporation's or the Company's ability to continue to account for as a pooling of interests any past acquisition by the Company currently accounted for as a pooling of interests.

                                  ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "Parent Schedule"), as follows:

     3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

     3.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Certificate of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

     3.3 Capitalization. The authorized capital stock of Parent consists of (i) 450,000,000 shares of Parent Common Stock and of (ii) 2,000,000 shares of Preferred Stock, par value $0.01 per share ("Parent Preferred Stock"). At the close of business on December 31, 1998 (i) 141,419,000 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 542,000 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan, (iv) 24,160,000 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("Parent Options") to purchase Parent Common Stock. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding and 500,000 shares of Parent's Series A Preferred Stock were reserved for issuance under Parent's Amended and Restated Preferred Shares Rights Agreement between Parent and BankBoston, N.A., as Right Agent dated November 20, 1998. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by

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Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Company Option Agreement, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Option Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Company Option Agreement, or to consummate the transactions so contemplated. This Agreement and the Company Option Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms.

     3.5  No Conflict; Required Filings and Consents.

     3.5.1 The execution and delivery of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent do not, and the performance of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent shall not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in
Section 3.5.2 below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflicts, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     3.5.2 The execution and delivery of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of the NYSE, and the filing and recordation of the Certificate of Merger as required by the Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent consummation of the Merger or otherwise prevent Parent or Sub from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     3.6 SEC Filings. Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 1998 and prior to the date of this Agreement (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since January 1, 1998. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or

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necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC. The balance sheet of Parent contained in the Parent SEC Reports as of September 30, 1998 is hereinafter referred to as the Parent Balance Sheet.

     3.7 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company, at the time of the Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

     3.8 Pooling of Interests. To its knowledge, based on consultation with its independent accountants, neither Parent nor any of its directors, officers or stockholders has taken any action which would interfere with Parent's ability to account for the Merger as a pooling of interests.

     3.9 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, there has not been any Material Adverse Effect on Parent.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business or operations.

     In addition, except as permitted by the terms of this Agreement, and except as provided in Section 4.1 of the Company Schedule, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

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          (c) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, and
     (ii) shares of Company Common Stock issuable to participants in the Periodic Purchase Plan consistent with the terms thereof and (y) the granting of stock options (and the issuance of Common Stock upon exercise thereof), in the ordinary course of business and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Common Stock upon exercise thereof) 150,000 shares in the aggregate or 50,000 shares to any one individual;

          (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents;

          (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice and except for the sale, lease or disposition (other than through licensing) of a property or assets which are not material, individually or in the aggregate, to the business of Company;

          (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

          (l) Make any individual or series of related payments outside of the ordinary course of business in excess of $100,000;

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          (m) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Company is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

          (n) Enter into or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company;

          (o) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (p) Incur or enter into any agreement or commitment in excess of $100,000 individually; provided, however, Company may place orders and incur obligations to purchase products from its existing foundry suppliers to satisfy Company's demands in its ordinary course of business, such obligations to be limited to orders requiring delivery of products within 90 days of the order date;

          (q) Engage in any action that could reasonably be expected to (i) cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code or (ii) interfere with Parent's ability to account for the Merger as a pooling of interests, whether or not (in each case) otherwise permitted by the provisions of this Article IV;

          (r) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

          (s) Hire any employee with an annual compensation level in excess of $100,000; or

          (t) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (s) above.

     4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and the Company Stock Option Agreement and except as provided in
Section 4.2 of the Parent Schedule, without the prior written consent of Company, Parent shall not engage in any action that could reasonably be expected to (i) cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code or (ii) interfere with Parent's ability to account for the Merger as a pooling of interests.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

     (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the

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SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this
Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

     (b) The Proxy Statement/Prospectus will include the recommendation of the Board of Directors of Company in favor of adoption and approval of this Agreement and approval of the Merger.

     5.2  Meeting of Company Stockholders.

     (a) Promptly after the date hereof, Company will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon this Agreement and the Merger. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to the Merger and/or this Agreement.

     (b) Subject to Section 5.2(c): (i) the Board of Directors of Company shall unanimously recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

     (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4, and

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(iii) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law. Nothing contained in this Agreement shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement, "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 15% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 85% of the fair market value of Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 85% of the voting power of the then outstanding shares of capital stock of the Company, in each case on terms that the Board of Directors of Company determines, in its reasonable judgment (based on advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of Company's Board of Directors to be obtained by such third party on a timely basis.

     5.3  Confidentiality; Access to Information.

     (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of February 3, 1999 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4  No Solicitation.

     (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company will not, nor will it authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions,
(iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the required Company Stockholder Vote, this Section 5.4(a) shall not prohibit Company from furnishing nonpublic information regarding Company to, entering into a confidentiality agreement with or entering

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into discussions with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any investment banker, attorney or other advisor or representative of Company shall be deemed to be a breach of this Section 5.4 by Company. In addition to the foregoing, the Company shall (i) provide Parent with at least 24 hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than four (4) hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least two (2) business days or forty-eight (48) hours prior written notice of a meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Offer.

     For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

     (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect

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to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.6  Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

     (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

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     5.8  Stock Options and Employee Benefits.

     (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company's Nonemployee Director Plan and the 1982 Option Plan (each, a "Company Stock Option"), whether or not exercisable, whether or not vested, shall by virtue of the Merger be assumed by Parent in such manner that Parent (i) is "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code, or
(ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be a transaction within Section 424 of the Code. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Parent shall, from and after the Effective Time, upon exercise of the Company Stock Options in accordance with the terms thereof, make available for issuance all shares of Parent Common Stock covered thereby and shall, as promptly as practicable after the Effective Time, issue to each holder of an outstanding Company Stock Option a document evidencing the foregoing assumption by Parent. It is the intention of the parties that each Company Stock Option assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such option qualified as an incentive stock option prior to the Effective Time.

     (b) Company Employee Stock Purchase Plan. Outstanding purchase rights under Company's Purchase Plan shall be exercised in accordance with Section 13(b) of the Purchase Plan and each share of Company Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio without issuance of certificates representing issued and outstanding shares of Company Common Stock to Purchase Plan participants. The Company agrees that it shall terminate the Purchase Plan immediately following the aforesaid purchase of shares of Company Common Stock thereunder. Parent agrees that from and after the Effective Time, Company employees may participate in the Parent Employee Stock Purchase Plan (the "Parent Purchase Plan"), subject to the terms and conditions of the Parent Purchase Plan, including with respect to a special offering period for Company employees commencing at the Effective Time and terminating at the earlier of (i) the end of the most recently commenced offering period under the Parent Purchase Plan, or, (ii) 27 months after the Effective Time.

     (c) Benefit Arrangements. (a) Parent and Company agree that Parent will provide benefits other than cash and equity compensation to Company employees in their new positions with Parent following the Effective Time that are substantially identical in the aggregate to the benefits currently provided to similarly situated employees of Parent. From and after the Effective Time, Parent shall grant all employees credit for all service (to the same extent as service with Parent is taken into account with respect to similarly situated employees of Parent) with Company prior to the Effective Time for (i) eligibility and vesting purposes and (ii) for purposes of vacation accrual after the Effective Time as if such service with Company was service with Parent, except that no such service credit shall be extended with respect to the Parent's sabbatical program. Parent and Company agree that where applicable with respect to any medical or dental benefit plan of Parent, Parent shall waive any pre-existing condition exclusion and actively-at-work requirements and provide that any covered expenses incurred on or before the Effective Time by an employee or an employee's covered dependents shall be taken into account for purposes of satisfying

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applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Parent.

     (d) Severance. Any Company employee whose employment is terminated after the Effective Time, to the extent such individual is eligible under each such plan, will receive severance benefits in accordance with the existing terms of the Company Officers Severance Plan or Company Employee Severance Plan, which are set forth in Section 5.8(d) of the Company Schedule.

     5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time and in any event no later than twenty-one days after the Effective Time.

     5.10 Indemnification. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

     5.11 NYSE Listing. Parent agrees to authorize for listing on NYSE the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     5.12 Company Affiliate Agreement. Set forth in the Company Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit C (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

     5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

     5.14 No Rights Plan Amendment. Except as expressly required by Section 6.3(e), prior to the Closing, Company and its Board of Directors shall not amend or modify or take any other action with

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regard to the Company Rights Plan in any manner or take another action so as to
(i) render the Company Rights Plan inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement, the Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, or (ii) permit any person or group who would otherwise be an Acquiring Person (as defined in the Company Rights Plan) not to be an Acquiring Person, or (iii) provide that a Distribution Date or a Shares Acquisition Date (as such terms are defined in the Company Rights Plan) or similar event does not occur as promptly as practicable by reason of the execution of any agreement or transaction other than this Agreement and the Merger and the agreements and transactions contemplated hereby and thereby, or (iv) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Rights.

     5.15 Termination of 401(k) Plan. The Company agrees to terminate its 401(k) Plan immediately prior to the Closing, unless the Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plan by providing the Company with written notice of its election at least three (3) days prior to the Closing.

     5.16 Termination of Severance and Salary Continuation Plans. Except for the Officers Severance Plan and the Company Employee Severance Plan, which are set forth in Section 5.8(d) of the Company Schedule, the Company agrees to terminate any and all group severance, separation or salary continuation plans, programs or arrangements that may be covered under ERISA immediately prior to the Closing.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Gunderson Dettmer, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

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          (e) NYSE Listing. The shares of Parent Common Stock issuable to the stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

     6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

          (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub,
     (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company provided, however, such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties contained in Section 2.3, 2.23, 2.24 and 2.26, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Company as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

          (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied

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

     with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement. For the purposes of this Section 6.3(c), neither (i) the absence of up to $1,000,000 of non-product revenue associated with licensing of the Company's technology as the result of restrictions set forth in Section 4.1 nor (ii) a shortfall in revenues of the Company as a result of delays in customer orders (including any effects on the Company's operating income which result directly from such revenue shortfall) proximately caused by the announcement or pendency of the Merger will be deemed a Material Adverse Effect.

          (d) Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

          (e) Company Rights Plans. All actions necessary to extinguish and cancel all outstanding Rights under the Company Rights Plan at the Effective Time and to render such rights inapplicable to the Merger shall have been taken.

          (f) Opinions of Accountants. Parent shall have received (i) from PricewaterhouseCoopers LLP, independent accountants for the Company, a copy of a letter addressed to the Company dated as of the Closing Date in substance reasonably satisfactory to Parent (which may contain customary qualifications and assumptions) to the effect that PricewaterhouseCoopers LLP concurs with Company management's conclusion that no conditions exist that would preclude the Company from being a party to a business combination accounted for as a "pooling-of-interests" and (ii) from PricewaterhouseCoopers LLP, independent accountants for Parent, a letter dated as of the Closing Date in substance reasonably satisfactory to Parent (which may contain customary qualifications and assumptions) to the effect that PricewaterhouseCoopers LLP concurs with Parent management's conclusion that no conditions exist related to Parent that would preclude Parent from accounting for the Merger as a "pooling-of-interests."

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Company or Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

          (b) by either Company or Parent if the Merger shall not have been consummated by August 27, 1999 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof; (provided, however, that the right to terminate this Agreement under this Section 7.1(d)

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     shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement);

          (e) by Parent if a Triggering Event (as defined below) shall have occurred;

          (f) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty day period); or

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty day period).

     For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within five (5) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal;
(iv) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality

Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

     (b) Company Payments.

          (i) The Company shall pay to Parent, in immediately available funds, upon demand by Parent, an amount equal to $1,000,000, if this Agreement is terminated by Parent pursuant to Section 7.1(e). In addition, if this Agreement is terminated by Parent pursuant to Section 7.1(e), the Company shall pay to Parent, in immediately available funds, an amount equal to $3,000,000 no later than two days after the earlier of (A) the entry by the Company into an agreement or letter of intent with respect to an Acquisition Proposal or (B) forty-five (45) days after the termination of this Agreement.

          (ii) The Company shall pay to Parent in immediately available funds, upon demand by Parent, an amount equal to $4,000,000 (the "Termination Fee"), if this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b) or (d) and any of the following shall occur:

             (1) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and within nine (9) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated; or

             (2) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and within nine (9) months following the termination of this Agreement the Company enters into an agreement or letter of intent providing for a Company Acquisition.

          (iii) The Company acknowledges that the agreements contained in this
     Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) , and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this
     Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 65% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 35% of the aggregate fair market value of the Company's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 35% of the voting power of the then outstanding shares of capital stock of the Company.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

          (a) if to Parent or Merger Sub, to:

              LSI Logic Corporation
              1551 McCarthy Boulevard
              Milpitas, California 95035
              Attention: Vice President and General Counsel
              Telephone No.: (408) 433-7189
              Telecopy No.: (408) 433-6896

              with a copy to:

              Wilson Sonsini Goodrich & Rosati
              Professional Corporation
              650 Page Mill Road
              Palo Alto, California 94304-1050
              Attention: Larry W. Sonsini, Esq.
                        Daniel R. Mitz, Esq.
              Telephone No.: (650) 493-9300
              Telecopy No.: (650) 493-6811

          (b) if to Company, to:
              SEEQ Technology Incorporated
              47200 Bayside Parkway
              Fremont, California 94538
              Attention: President
              Telephone No.: (510) 226-2900
              Telecopy No.: (510) 657-2837
              with a copy to:

              Gunderson Dettmer Stough Villeneuve
                Franklin & Hachigian, LLP
              155 Constitution Drive
              Menlo Park, CA 94025
              Attention: Jay K. Hachigian, Esq.
              Telephone No.: (650) 321-2400
              Telecopy No.: (650) 321-2800

     8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement the term "knowledge" means (x) with respect to the Company, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, Vice President of Research and Development or Controller of the Company, has actual knowledge of such matter and (y) with respect to Parent, with respect to any matter in question, and any of the Chief Executive Officer or Controller of Parent has actual knowledge of such matters.

     (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole.

     (d) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedule and the Parent Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.10.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          LSI LOGIC CORPORATION

                                          By:      /s/ JOHN P. DAANE

                                          --------------------------------------

                                          Name: John P. Daane

                                          --------------------------------------

                                          Title: Executive Vice President

                                          --------------------------------------

                                          STEALTH ACQUISITION CORPORATION

                                          By:    /s/ DAVID E. SANDERS

                                          --------------------------------------

                                          Name: David E. Sanders

                                          --------------------------------------

                                          Title: Secretary and Vice President

                                          --------------------------------------

                                          SEEQ TECHNOLOGY INCORPORATED

                                          By:   /s/ PHILLIP J. SALSBURY

                                          --------------------------------------

                                          Name: Phillip J. Salsbury

                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer

                                          --------------------------------------

                       **** REORGANIZATION AGREEMENT ****

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of February 21, 1999, and amended March 5, 1999, among LSI Logic Corporation, a Delaware corporation ("Parent"), and SEEQ Technology Incorporated, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Reorganization Agreement (as defined below).

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization and Merger (the "Reorganization Agreement") which provides for the merger (the "Merger") of a wholly-owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company will be converted into the right to receive Common Stock of Parent.

     B. As a condition to Parent's willingness to enter into the Reorganization Agreement, Parent has requested that Company agree, and Company has so agreed, to grant to Parent an option to acquire shares of Company's Series B Preferred Stock, par value $0.01 per share (the "Company Preferred Shares"), upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Grant of Option. The Company hereby grants to Parent an irrevocable option (the "Option") to acquire up to a number of Company Preferred Shares (the "Option Shares") that represent 19.9% of the voting power of the issued and outstanding shares of Company's capital stock (and that, if converted into shares of Company Common Stock, par value $0.01 per share ("Company Common Stock"), in accordance with its terms would equal 19.9% of the issued and outstanding Company Common Stock) as of the first date, if any, upon which an Exercise Event (as defined in Section 2(a) below) will occur, in the manner set forth below (i) by paying cash at a price of $300 per share (the "Exercise Price") and/or, at Parent's election, (ii) by exchanging therefor shares of the Common Stock, $0.01 par value, of Parent ("Parent Shares") at a rate (the "Exercise Ratio"), for each Option Share, of a number of Parent Shares equal to the Exercise Price divided by the closing sale price of Parent Shares on the New York Stock Exchange for the trading day immediately preceding the date of the Closing (as defined below) of the particular Option exercise.

     2. Exercise of Option; Maximum Proceeds.

     (a) The Option may be exercised by Parent, in whole or in part, at any time or from time to time, (i) upon termination of the Reorganization Agreement pursuant to Section 7.1(e) thereof, or (ii) if the Reorganization Agreement is terminated pursuant to Section 7.1(b) or 7.1(d) thereof upon the earlier of (x) the occurrence of an event causing the Termination Fee to become payable pursuant to Section 7.3(b)(ii) of the Reorganization Agreement or (y) immediately prior to the consummation of a tender or exchange offer for a Company Acquisition (any of the events specified in clauses (i) or (ii), of this sentence being referred to herein as an "Exercise Event"). In the event Parent wishes to exercise the Option, Parent will deliver to the Company a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire and the form of consideration to be paid. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by Parent in an Exercise Notice delivered at least two business days prior to the date of such Closing, which Closing will be held at the principal offices of the Company.

     (b) The Option will terminate upon the earliest of (i) the Effective Time,
(ii) nine (9) months following the date on which the Reorganization Agreement is terminated pursuant to Section 7.1(b) or

7.1(d) thereof, if no event causing the Termination Fee to become payable pursuant to Section 7.3(b)(ii) of the Reorganization Agreement has occurred,
(iii)12 months following the date on which the Reorganization Agreement is terminated pursuant to Section 7.1(e) thereof, (iv) in the event the Reorganization Agreement has been terminated pursuant to Section 7.1(b) or 7.1(d) thereof and the Termination Fee became payable pursuant to Section 7.3(b)(ii) thereof, 12 months after payment of the Termination Fee; and (v) the date on which the Reorganization Agreement is terminated if neither a Triggering Event nor the announcement of an Acquisition Proposal by a third party will have occurred on or prior to the date of such termination; provided, however, that if the Option cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act will not have expired or been terminated, then the Option will not terminate until the tenth business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

     (c) If Parent receives in the aggregate pursuant to Section 7.3(b) of the Reorganization Agreement together with proceeds in connection with any sales or other dispositions of Option Shares and any dividends received by Parent declared on Option Shares, more than the sum of (x) $6,000,000 plus (y) the Exercise Price multiplied by the number of Company Preferred Shares purchased by Parent pursuant to the Option, then all proceeds to Parent in excess of such sum will be remitted by Parent to Company.

     3. Conditions to Closing. The obligation of Company to issue Option Shares to Parent hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder will have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder will have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance will be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

     4. Closing. At any Closing, (a) the Company will deliver to Parent a single certificate in definitive form representing the number of Option Shares designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 9 hereof, against delivery of (b) payment by Parent to the Company of the aggregate purchase price for the Option Shares so designated and being purchased by delivery of (i) a certified check or bank check and/or, at Parent's election,
(ii) a single certificate in definitive form representing the number of Parent Shares being issued by Parent in consideration therefor (based on the Exercise Ratio), such certificate to be registered in the name of the Company and to bear the legend set forth in Section 9 hereof.

     5. Representations and Warranties of the Company. Company represents and warrants to Parent that (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, is enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) except for any filings required under the HSR Act, the Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Preferred Shares for Parent to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Preferred Shares, Company Common Stock issuable upon conversion of such Company Preferred Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Company Preferred Shares and any other securities to Parent upon exercise of the Option, Parent will acquire such Company Preferred Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Parent; (f) the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the Company Preferred Shares are as set forth in the Certificate of Designation attached hereto as Annex 1 (the "Certificate of Designations"); (g) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected; (h) the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act; and (i) any Parent Shares acquired pursuant to this Agreement will not be acquired by the Company with a view to the public distribution thereof and the Company will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

     6. Certain Rights.

     (a) Parent Put. At the request of and upon notice by Parent (the "Put Notice"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "Purchase Period"), the Company (or any successor entity thereof) will purchase from Parent (in each case as limited by subparagraph (iii) below): (1) the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below; and (2) the Option Shares, if any, acquired by Parent pursuant thereto, at the price set forth in subparagraph (ii) below:

          (i) The difference between the "Market/Tender Offer Price" for the Company Common Stock as of the date Parent gives notice of its intent to exercise its rights under this Section 6(a) (defined as the higher of (A) the highest price per share of Company Common Stock offered as of such date pursuant to any Acquisition Proposal which was made prior to such date and
     (B) the highest closing sale price of one share of Company Common Stock on the Nasdaq National Market during the 20 trading days ending on the trading day immediately preceding such date) and the Equivalent Exercise Price (as defined below), multiplied by the product of the number of Company Preferred Shares purchasable pursuant to the Option multiplied by one hundred, but only if the Market/Tender Offer Price is greater than the Equivalent Exercise Price (as defined below). For purposes of this Agreement, "Equivalent Exercise Price" will mean the price determined by dividing the Exercise Price by one hundred. For purposes of determining the highest price offered pursuant to any Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Company.

          (ii) (x) The Exercise Price paid by Parent for the Company Preferred Shares acquired pursuant to this Option plus (y) (1) the difference between the Market/Tender Offer Price and the Equivalent Exercise Price (but only if the Market/Tender Offer Price is greater than the Equivalent Exercise Price), multiplied by (2) one hundred, multiplied by (3) the number of Company Preferred Shares so purchased. If Parent issued Parent Shares in connection with any exercise of the Option, the Exercise Price and the Equivalent Exercise Price each will be calculated as set forth in the last sentence of Section 4 as if Parent had exercised its right to pay cash instead of issuing Parent Shares.

          (iii) Notwithstanding subparagraphs (i) and (ii) above, pursuant to this Section 6 Company will not be required to pay Parent in excess of an aggregate of (x) $6,000,000 plus (y) the Exercise Price paid by Parent for Company Preferred Shares acquired pursuant to the Option minus (z) any amounts paid to Parent by the Company pursuant to Section 7.3(b) of the Reorganization Agreement.

     (b) Redelivery of Parent Shares. If Parent has acquired Option Shares pursuant to exercise of the Option by the issuance and delivery of Parent Shares, then Company will, if so requested by Parent, in fulfillment of its obligation pursuant to the first clause of Section 6(a)(ii) with respect to the Exercise Price paid in the form of Parent Shares only, redeliver the certificate(s) for such Parent Shares to Parent, free and clear of all claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than those imposed by Parent.

     (c) Payment and Redelivery of Option or Shares. In the event Parent exercises its rights under Sections 6(a) or (b), the Company will, within ten business days after Parent delivers notice pursuant to Section 6(a), pay the required amount to Parent in immediately available funds (and Parent Shares, if applicable) and Parent will surrender to the Company the Option and the certificates evidencing the Option Shares purchased by Parent pursuant thereto, and Parent will represent and warrant that such shares are then free and clear of all claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than those imposed by the Company.

     (d) Restrictions on Transfer. Until the expiration of the Purchase Period, the Company will not sell, transfer or otherwise dispose of any Parent Shares acquired by it pursuant to this Agreement.

     7. Registration Rights

     (a) Following the termination of the Reorganization Agreement, Parent (sometimes referred to herein as the "Holder") may by written notice (a "Registration Notice") to the Company (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered, the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable and will use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 2% of the voting power of or 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis (a "Permitted Offering"); provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the voting power of or 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder will terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice will include a certificate executed by the Holder and its proposed managing underwriter, which underwriter will be an investment banking firm of nationally recognized standing (the "Manager"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant will thereupon have the option exercisable by written notice delivered to the Holder within ten business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and (ii) (x) if such Registrable Securities are Company Common Stock the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice and (y) if such shares are Company Series B Preferred Stock at a price equal to one hundred multiplied by the price obtained in subsection
(x). Any such purchase of Registrable Securities by the Registrant hereunder will take place at a closing to be held at the principle executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within ten business days after delivery of such notice. The payment for the shares to be purchased will be made by delivery at the time of such closing of the Option Price in immediately available funds.

     (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 7(a) with respect to all Registrable Securities, the Registrant will use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act and the listing on the exchange or market where the Company's Common Stock is then trading of the unpurchased Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) the Holder will not be entitled to more than an aggregate of four effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) the Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this
Section 7 will again be applicable to any proposed registration. The Registrant will use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 7 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and will continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant will not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

     (c) The registration rights set forth in this Section 7 are subject to the condition that the Holder will provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

     (d) A registration effected under this Section 7 will be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant will provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

     (e) Indemnification.

          (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of
     Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided, that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

          (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein; provided, that in no event will any indemnity under this Section 7(e) exceed the net proceeds of the offering received by the Holder.

          (iii) Each party entitled to indemnification under this Section 7(e) (the "Indemnified Party") will give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided, that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party will pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further, however, that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 7(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party will be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which will not be unreasonably withheld).

     8. Adjustment Upon Changes in Capitalization; Rights Plans.

     (a) In the event of any change in the Company Preferred Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like (including without limitation any conversion of the Company Preferred Shares into shares of Company Common Stock), the type and number of shares or securities subject to the Option, the Exercise Ratio, the Exercise Price and the other numbers herein requiring adjustment will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that Parent will receive, upon exercise of the Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Preferred Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), the Company will not amend (nor permit the amendment of) the Company Rights Plan nor adopt (nor permit the adoption of) a new stockholders rights plan, that contains provisions for the distribution or exercise of rights thereunder as a result of Parent or any affiliate or transferee being the beneficial owner of shares of the Company by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares).

     9. Restrictive Legends. Each certificate representing Option Shares issued to Parent hereunder, and each certificate representing Parent Shares delivered to the Company at a Closing, will include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 21, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

     10. Listing and HSR Filing. The Company, upon the request of Parent, will promptly file an application to list the Option Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and will use its best efforts to obtain approval of such listing as soon as practicable. Parent, upon the request of the Company, will promptly file an application to list the Parent Shares issued and delivered to the Company pursuant to Section 4 on the New York Stock Exchange and will use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Option Shares subject to the Option at the earliest possible date.

     11. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this

Agreement. Any shares sold by a party in compliance with the provisions of
Section 7 will, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares will not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 7 will not be required to bear the legend set forth in Section 9.

     12. Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. In the event that any action will be brought in equity to enforce the provisions of the Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

     13. Entire Agreement. This Agreement and the Reorganization Agreement (including the appendices thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

     14. Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     15. Validity. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

     16. Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

          (1) if to Parent, to:

              LSI Logic Corporation
              1551 McCarthy Boulevard
              Milpitas, California 95035
              Attention: Vice President and General Counsel
              Telephone No.: (408) 433-7189
              Telecopy No.: (408) 433-6896

              with a copy to:

              Wilson Sonsini Goodrich & Rosati, P.C.
              650 Page Mill Road
              Palo Alto, California 94304-1050
              Attention: Larry W. Sonsini, Esq.
                        Daniel R. Mitz, Esq.
              Telephone No.: (650) 493-9300
              Telecopy No.: (650) 493-6811

          (2) if to the Company, to:

              SEEQ Technology Incorporated
              47200 Bayside Parkway
              Fremont, California 94538
              Attention: President
              Telephone No.: (510) 226-2900
              Telecopy No.: (510) 657-2837

              with a copy to:

              Gunderson Dettmer Stough Villeneuve
                Franklin & Hachigian, LLP
              155 Constitution Drive
              Menlo Park, California 94025
              Attention: Jay K. Hachigian, Esq.
              Telephone No.: (650) 321-2400
              Telecopy No.: (650) 321-2800

     17. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

     18. Expenses. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

     19. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     20. Assignment. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

     21. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

     22. Company Covenant. Promptly upon the request of Parent, Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders to be held as promptly as practicable after the date of such request, for the purpose of considering a proposal to increase the authorized capital stock of the Company sufficient to allow the Company to reserve for issuance a sufficient number of shares of its Common Stock to permit the conversion in full of the Company Preferred Shares into Common Stock as provided for in the Certificate of Designations. The Board of Directors of the Company will recommend that the stockholders of the Company vote in favor of such proposal. Until the earlier of such time as Parent has fully exercised this Option or the termination of this Option in accordance with its terms, Company will not amend the Certificate of Designations without the prior written consent of Parent.

     23. Parent Covenant. Parent hereby covenants and agrees that at any meeting of stockholders held to consider a proposal to increase the authorized capital stock of the Company (or any written consent solicited therefor), Parent will vote all of the Company's shares held by it in favor of such proposal if the Company's board of directors recommends that stockholders vote in favor of such proposal.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          LSI LOGIC CORPORATION

                                          By:      /s/ JOHN P. DAANE

                                          --------------------------------------

                                          Name: John P. Daane

                                          --------------------------------------

                                          Title: Executive Vice President
                                          --------------------------------------

                                          SEEQ TECHNOLOGY INCORPORATED

                                          By:   /s/ PHILLIP J. SALSBURY

                                          --------------------------------------

                                          Name: Phillip J. Salsbury
                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer
                                          --------------------------------------

                   [SIGNATURE PAGE TO STOCK OPTION AGREEMENT]

                                                                         ANNEX C

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of February 21, 1999, among LSI Logic Corporation, a Delaware corporation ("Parent"), and the undersigned stockholder and/or option holder (the "Stockholder") of SEEQ Technology Incorporated, a Delaware corporation (the "Company").

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization and Merger (the "Reorganization Agreement"), which provides for the merger (the "Merger") of a wholly-owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement;

     B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

     C. In consideration of the execution of the Reorganization Agreement by Parent, Stockholder agrees to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this
Agreement:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

          (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (c) "Shares" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

          (d) Transfer. A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2. Transfer of Shares.

     (a) Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless such Transfer is in accordance with any affiliate agreement between Stockholder and Parent contemplated by the Reorganization Agreement and each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

     (b) Transfer of Voting Rights. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

     3. Agreement to Vote Shares. At every meeting of the stockholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder shall cause the Shares to be voted in favor of approval of the Reorganization Agreement and the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger.

     4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     5. Representations and Warranties of the Stockholder. Stockholder (i) is the beneficial owner of the shares of Common Stock of the Company, Preferred Stock of the Company and the options and warrants to purchase shares of Common Stock of the Company indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the shares of Common Stock of the Company, Preferred Stock of the Company and options and warrants to purchase shares of Common Stock of the Company indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     6. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

     7. Consent and Waiver. Stockholder (not in his capacity as a director or officer of the Company) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

     8. Legending of Shares. If so requested by Parent, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

     9. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

     10. Miscellaneous.

     (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

     (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

     (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Parent:       LSI Logic Corporation
                    1551 McCarthy Boulevard
                    Milpitas, California 95035
                    Attention: Vice President and General Counsel
                    Telephone: (408) 433-7189
                    Facsimile: (408) 433-6896

With a copy to:     Wilson Sonsini Goodrich & Rosati, P.C.
                    650 Page Mill Road
                    Palo Alto, California 94304
                    Attention: Larry W. Sonsini, Esq.
                    Daniel R. Mitz, Esq.
                    Telephone: (650) 493-9300
                    Facsimile: (650) 493-6811

If to Stockholder:  To the address for notice set forth on the signature page hereof.

     (f) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

     (g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     (h) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

     (i) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        [The remainder of this page has been intentionally left blank.]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

LSI LOGIC CORPORATION                          STOCKHOLDER

By:                                            By:

    -----------------------------------------
                                               -----------------------------------------
    Signature of Authorized Signatory          Signature

Name:                                          Name:

       --------------------------------------
                                               --------------------------------------

Title:                                         Title:

    -----------------------------------------
                                               ----------------------------------------

                                               ---------------------------------------------

                                               ---------------------------------------------
                                               Print Address

                                               ---------------------------------------------
                                               Telephone

                                               ---------------------------------------------
                                               Facsimile No.

                                               Share beneficially owned:

                                               --------------- shares of Company Common
                                               Stock

                                               --------------- shares of Company Preferred
                                               Stock

                                               --------------- shares of Company Common
                                               Stock issuable upon exercise of outstanding
                                               options or warrants

                        [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                                       EXHIBIT A

                                   IRREVOCABLE PROXY

     The undersigned stockholder of SEEQ Technology Incorporated, a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of LSI Logic Corporation, a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Parent and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization and Merger (the "Reorganization Agreement"), among Parent, Stealth Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VIII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:             , 1999

                                        Signature of Stockholder:

                                        Print Name of Stockholder:

                                        Shares beneficially owned:

                        ------------------------------------------------- shares
                                             of the Company Common Stock

                     ---------------------------------------------------- shares of Company Preferred Stock

                           ----------------------------------------------------
                                                                          shares
                                                                              of
                                                                             the
                                                                         Company
                                                                          Common
                                                                           Stock
                                                                        issuable
                                                                            upon
                                                                        exercise
                                                                              of
                                                                     outstanding
                                                                         options
                                                                              or
                                                                        warrants

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                         ANNEX D

                     OPINION OF BROADVIEW INTERNATIONAL LLC

February 21, 1999
                                  CONFIDENTIAL

Board of Directors
SEEQ Technology Incorporated
47200 Bayside Parkway
Fremont, CA 94538

Dear Members of the Board:

     We understand that SEEQ Technology Incorporated ("SEEQ" or "Company"), LSI Logic Corp. ("LSI" or "Parent"), and Stealth Acquisition Corp., a wholly-owned subsidiary of LSI (the "Merger Sub") propose to enter into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which, through the merger of the Merger Sub with and into SEEQ (the "Merger"), each share of SEEQ common stock, $0.01 par value per share ("SEEQ common stock"), then outstanding shall be converted into the right to receive that number of shares of LSI common stock ("LSI common stock"), equal to the "Exchange Ratio". Exchange Ratio shall mean 0.1095; provided, that if the average closing sale price of one share of LSI common stock for the ten (10) consecutive trading days ending on the trading day immediately preceding the closing date (the "Average Price") is less than $24.00, Exchange Ratio shall mean the quotient determined by dividing $2.628 by the Average Price; provided, further, that if the Average Price is higher than $30.00, Exchange Ratio shall mean the quotient determined by dividing $3.285 by the Average Price. The Merger is intended to be a tax-free reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended, and to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to SEEQ stockholders.

     Broadview focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to SEEQ's Board of Directors and will receive a fee from SEEQ upon the successful conclusion of the Merger.

     In rendering our opinion, we have, among other things:

      (1) reviewed the terms of the Agreement and the associated schedules thereto in the form of the draft dated February 21, 1999 furnished to us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP on February 21, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

      (2) reviewed SEEQ's Form 10-K for its fiscal year ended September 30, 1998, including the audited financial statements included therein, and SEEQ's Form 10-Q for the three months ended December 31, 1998, including the unaudited financial statements included therein;

      (3) reviewed quarterly financial projections for SEEQ for its fiscal year ending September 30, 1999 and for the calendar year ending December 31, 1999 prepared and provided to us by SEEQ management;

      (4) participated in discussions with SEEQ management concerning the operations, business strategy, financial performance and prospects for SEEQ;

      (5) discussed with SEEQ management its view of the strategic rationale for the Merger;

      (6) reviewed the reported closing prices and trading activity for SEEQ common stock;

      (7) compared certain aspects of the financial performance of SEEQ with public companies we deemed comparable;

      (8) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

      (9) reviewed LSI's Form 10-K/A for its fiscal year ended December 31, 1997, including the audited financial statements included therein, LSI's Form 10-Q for the three months ended September 30, 1998, including the unaudited financial statements included therein, and the press release issued by LSI dated January 28, 1999 with respect to LSI's financial performance for the three months and fiscal year ended December 31, 1998;

     (10) participated in discussions with LSI management concerning the operations, business strategy, financial performance and prospects for LSI;

     (11) discussed with LSI management its view of the strategic rationale for the Merger;

     (12) reviewed the reported closing prices and trading activity for LSI common stock;

     (13) compared certain aspects of the financial performance of LSI with public companies we deemed comparable;

     (14) considered the total number of shares of LSI common stock outstanding and the average weekly trading volume of LSI common stock;

     (15) reviewed recent equity analyst reports covering LSI;

     (16) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

     (17) participated in negotiations and discussions related to the Merger among SEEQ, LSI and their financial and legal advisors; and

     (18) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by SEEQ or LSI. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of SEEQ as to the future performance of SEEQ. We have neither made nor obtained an independent appraisal or valuation of any of SEEQ's assets. We have not reviewed any internal financial projections prepared by LSI management as such projections have not been made available to us.

     Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to SEEQ stockholders.

     For purposes of this opinion, we have assumed that neither SEEQ nor LSI is currently involved in any material transaction other than the Merger and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which LSI common stock will trade at any time.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of SEEQ in connection with its consideration of the Merger and does not constitute a recommendation to any SEEQ stockholder as to how such stockholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy statement/prospectus to be distributed to SEEQ stockholders in connection with the Merger.

                                          Sincerely,

                                          /s/ Broadview International LLC

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Section 10 of the Certificate of Incorporation and Article VI of the Bylaws of the Registrant provide for indemnification of certain agents to the maximum extent permitted by the Delaware General Corporation Law. Persons covered by these indemnification provisions include current and former directors and officers of the Registrant, as well as officers who serve at the request of the Registrant as directors, officers, employees or agents of another enterprise. In addition, the Registrant has entered into indemnification agreements with its directors pursuant to which the Registrant has agreed to indemnify such individuals and to advance expenses incurred in defending any action or proceeding to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT                           DESCRIPTION
-------                           -----------
 2.1      Agreement and Plan of Merger between Registrant and Mint
          Technology, Inc., dated July 22, 1997.(1)
 2.2      Stock Purchase Agreement dated as of June 28, 1998, by and among the Registrant, HEA and HEI.(2)
 2.3      First Amendment to Stock Purchase Agreement dated as of
          August 6, 1998, by and among the Registrant, HEA and HEI.(2)
 2.4      Agreement and Plan of Reorganization and Merger, dated as of
          February 21, 1999, and amended March 5, 1999, by and among
          Registrant, Stealth Acquisition Corporation and SEEQ
          Technology Incorporated (included as Annex A to the proxy
          statement-prospectus forming a part of this Registration
          Statement and incorporated herein by reference).
 3.1      Amended and Restated Certificate of Incorporation of
          Registrant.(6)
 3.2      By-laws of Registrant.(4)
 3.3      Certificate of Amendment of Bylaws of Registrant dated
          November 20, 1998.(5)
 4.4      Mint Technology, Inc. Amended 1996 Stock Option Plan.(6)
 4.5      Registrant's Employee Stock Purchase Plan, as amended.(6)
 4.6      Symbios Logic, Inc. 1995 Stock Plan.(7)
 4.7      Amended and Restated Preferred Shares Rights Agreement dated as of November 20, 1998, between Registrant and BankBoston
          N.A.(8)
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding validity of securities being
          registered.
 8.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding certain tax aspects of the merger.
 8.2      Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP regarding certain tax aspects of the merger.
10.2      Registrant's 1982 Incentive Stock Option Plan, as amended, and forms of Stock Option Agreement.(9)*
10.8      Lease Agreement dated November 22, 1983 for 48580 Kato Road,
          Fremont, California between the Registrant and Bankamerica
          Realty Investors.(10)

EXHIBIT                           DESCRIPTION
-------                           -----------
10.24     Registrant's 1986 Directors' Stock Option Plan and forms of
          Stock Option Agreements.(11)*
10.29     Form of Indemnification Agreement entered and to be entered into between Registrant and certain directors and certain
          key employees.(12)*
10.35     Registrant's Amended and Restated 1991 Equity Incentive
          Plan.(3)*
10.36     Lease Agreement dated February 28, 1991 for 765 Sycamore
          Drive, Milpitas, California between Registrant and the
          Prudential Insurance Company of America.(12)
10.37     Stock Purchase Agreement dated as of January 20, 1995;
          Promissory Note dated January 26, 1995; Purchase Agreement dated as of January 26, 1995 in connection with the purchase of the minority interest in one of Registrant's Japanese
          subsidiaries.(13)
10.38     1995 Director Option Plan.(14)*
10.40     Registrant's International Employee Stock Purchase
          Plan.(15)*
10.42     Amended and Restated Credit Agreement, dated as of September
          22, 1998, by and among Registrant, AMRO Bank and Lenders.(2)
10.43     Form of Registrant's Change of Control Severance Agreement
          to be entered into by and among Registrant and each of its
          Executive Officers.(16)
10.44     Registrant's Change of Control Agreement entered into on
          November 20, 1998, by and between Registrant and Wilfred J.
          Corrigan.(16)
21.1      List of Subsidiaries.(16)
23.1      Consent of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP (included as part of its opinion filed as
          Exhibit 8.2 and incorporated herein by reference).
23.2      Consent of PricewaterhouseCoopers LLP.
23.3      Consent of PricewaterhouseCoopers LLP.
23.4      Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included as part of its opinions filed as
          Exhibit 5.1 and Exhibit 8.1 and incorporated herein by
          reference).
23.5      Consent of Broadview International LLC (included as part of its opinion filed as Exhibit 99.1 and incorporated herein by reference).
24.1      Power of Attorney (included on the signature page of this
          Form S-4 and incorporated herein by reference).
99.1      Opinion of Broadview International LLC (included as Annex D to the proxy statement-prospectus forming a part of this
          Registration Statement and incorporated herein by
          reference).
99.2      Form of Proxy of SEEQ Technology Incorporated.

---------------
 (1) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1997.

 (2) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 8-K/A filed October 20, 1998.

 (3) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998.

 (4) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1988.

 (5) Incorporated by reference to exhibits filed with the Registrant's Form 8-K filed on December 8, 1998.

 (6) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-34285) filed August 25, 1997.

 (7) Incorporated by reference to exhibits filed with the Registrant's Form S-8 (No. 333-62159) filed on August 25, 1998.

 (8) Incorporated by reference to exhibits filed with the Registrant's Form 8-A12G/A filed on December 8, 1998.

 (9) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.

(10) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1983.

(11) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986.

(12) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.

(13) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

(14) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

(15) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-12887) which became effective September 27, 1996.

(16) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1998.

*     Denotes management contract or compensatory plan or arrangement.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (sec. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange

     Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (6) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

          (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, California, on May 26, 1999.

                                          LSI LOGIC CORPORATION

                                          By:    /s/ R. DOUGLAS NORBY
                                          --------------------------------------
                                              Name: R. Douglas Norby
                                              Title:   Executive Vice President,
                                                       Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Wilfred J. Corrigan and R. Douglas Norby and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----

                /s/ WILFRED J. CORRIGAN                   Chairman of the Board and       May 28, 1999
--------------------------------------------------------  Chief Executive Officer
                  Wilfred J. Corrigan                     (Principal Executive Officer)

                  /s/ R. DOUGLAS NORBY                    Executive Vice President and    May 28, 1999
--------------------------------------------------------  Chief Financial Officer
                    R. Douglas Norby                      (Principal Financial Officer
                                                          and Principal Accounting
                                                          Officer)

                     /s/ T. Z. CHU                        Director                        May 28, 1999
--------------------------------------------------------
                       T. Z. Chu

                 /s/ MALCOLM R. CURRIE                    Director                        May 28, 1999
--------------------------------------------------------
                   Malcolm R. Currie

                   /s/ JAMES H. KEYES                     Director                        May 28, 1999
--------------------------------------------------------
                     James H. Keyes

                /s/ MATTHEW J. O'ROURKE                   Director                        May 28, 1999
--------------------------------------------------------
                  Matthew J. O'Rourke

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger between Registrant and Mint
          Technology, Inc., dated July 22, 1997.(1)
  2.2     Stock Purchase Agreement dated as of June 28, 1998, by and among the Registrant, HEA and HEI.(2)
  2.3     First Amendment to Stock Purchase Agreement dated as of
          August 6, 1998, by and among the Registrant, HEA and HEI.(2)
  2.4     Agreement and Plan of Reorganization and Merger, dated as of
          February 21, 1999, and amended March 5, 1999, by and among
          Registrant, Stealth Acquisition Corporation and SEEQ
          Technology Incorporated (included as Annex A to the proxy
          statement-prospectus forming a part of this Registration
          Statement and incorporated herein by reference).
  3.1     Amended and Restated Certificate of Incorporation of
          Registrant.(6)
  3.2     By-laws of Registrant.(4)
  3.3     Certificate of Amendment of Bylaws of Registrant dated
          November 20, 1998.(5)
  4.4     Mint Technology, Inc. Amended 1996 Stock Option Plan.(6)
  4.5     Registrant's Employee Stock Purchase Plan, as amended.(6)
  4.6     Symbios Logic, Inc. 1995 Stock Plan.(7)
  4.7     Amended and Restated Preferred Shares Rights Agreement dated as of November 20, 1998, between Registrant and BankBoston
          N.A.(8)
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding validity of securities being
          registered.
  8.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding certain tax aspects of the merger.
  8.2     Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP regarding certain tax aspects of the merger.
 10.2     Registrant's 1982 Incentive Stock Option Plan, as amended, and forms of Stock Option Agreement.(9)*
 10.8     Lease Agreement dated November 22, 1983 for 48580 Kato Road,
          Fremont, California between the Registrant and Bankamerica
          Realty Investors.(10)
10.24     Registrant's 1986 Directors' Stock Option Plan and forms of
          Stock Option Agreements.(11)*
10.29     Form of Indemnification Agreement entered and to be entered into between Registrant and certain directors and certain
          key employees.(12)*
10.35     Registrant's Amended and Restated 1991 Equity Incentive
          Plan.(3)*
10.36     Lease Agreement dated February 28, 1991 for 765 Sycamore
          Drive, Milpitas, California between Registrant and the
          Prudential Insurance Company of America.(12)
10.37     Stock Purchase Agreement dated as of January 20, 1995;
          Promissory Note dated January 26, 1995; Purchase Agreement dated as of January 26, 1995 in connection with the purchase of the minority interest in one of Registrant's Japanese
          subsidiaries.(13)
10.38     1995 Director Option Plan.(14)*
10.40     Registrant's International Employee Stock Purchase
          Plan.(15)*
10.42     Amended and Restated Credit Agreement, dated as of September
          22, 1998, by and among Registrant, AMRO Bank and Lenders.(2)
10.43     Form of Registrant's Change of Control Severance Agreement
          to be entered into by and among Registrant and each of its
          Executive Officers.(16)

EXHIBIT                           DESCRIPTION
-------                           -----------
10.44     Registrant's Change of Control Agreement entered into on
          November 20, 1998, by and between Registrant and Wilfred J.
          Corrigan.(16)
 21.1     List of Subsidiaries.(16)
 23.1     Consent of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP (included as part of its opinion filed as
          Exhibit 8.2 and incorporated herein by reference).
 23.2     Consent of PricewaterhouseCoopers LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.
 23.4     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included as part of its opinions filed as
          Exhibit 5.1 and Exhibit 8.1 and incorporated herein by
          reference).
 23.5     Consent of Broadview International LLC (included as part of its opinion filed as Exhibit 99.1 and incorporated herein by reference).
 24.1     Power of Attorney (included on the signature page of this
          Form S-4 and incorporated herein by reference).
 99.1     Opinion of Broadview International LLC (included as Annex D to the proxy statement-prospectus forming a part of this
          Registration Statement and incorporated herein by
          reference).
 99.2     Form of Proxy of SEEQ Technology Incorporated.

---------------
 (1) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

 (2) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 8-K/A filed October 20, 1998.

 (3) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998.

 (4) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1988.

 (5) Incorporated by reference to exhibits filed with the Registrant's Form 8-K filed on December 8, 1998.

 (6) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-34285) filed August 25, 1997.

 (7) Incorporated by reference to exhibits filed with the Registrant's Form S-8 (No. 333-62159) filed on August 25, 1998.

 (8) Incorporated by reference to exhibits filed with the Registrant's Form 8-A12G/A filed on December 8, 1998.

 (9) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.

(10) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1983.

(11) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986.

(12) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.

(13) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

(14) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.